UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 8-K

CURRENT REPORT

Pursuant to Section 13 or 15(d)

of the Securities Exchange Act of 1934

Date of report (Date of earliest event reported): June 2, 2025

VIPER ENERGY, INC.

(Exact Name of Registrant as Specified in Charter)

DE	001-36505	46-5001985
(State or other jurisdiction of incorporation)	(Commission File Number)	(I.R.S. Employer Identification Number)

500 West Texas Ave.
Suite 100
Midland, TX	79701
(Address of principal executive offices)	(Zip code)

(432) 221-7400

(Registrant’s telephone number, including area code)

Not Applicable

(Former name or former address, if changed since last report)

Check the appropriate box below if the Form 8-K is intended to simultaneously satisfy the filing obligation of the Registrant under any of the following provisions:

☒	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Securities registered pursuant to Section 12(b) of the Securities Exchange Act of 1934:

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
Class A Common Stock, $0.000001 Par Value	VNOM	The Nasdaq Stock Market LLC (NASDAQ Global Select Market)

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (§230.405 of this chapter) or Rule 12b-2 of the Securities Exchange Act of 1934 (§240.12b-2 of this chapter).

Emerging growth company ☐

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Item 1.01 Entry into a Material Definitive Agreement.

Merger Agreement

On June 2, 2025, Viper Energy, Inc., a Delaware corporation (“Viper”), and Viper Energy Partners LLC, a Delaware limited liability company (“Viper Opco”), entered into an Agreement and Plan of Merger (the “Merger Agreement”) with Sitio Royalties Corp., a Delaware corporation (“Sitio”), Sitio Royalties Operating Partnership, LP, a Delaware limited partnership and a subsidiary of Sitio (“Sitio Opco”), New Cobra Pubco, Inc., a Delaware corporation and a wholly owned subsidiary of Viper (“New Parent”), Cobra Merger Sub, Inc., a Delaware corporation and a wholly owned subsidiary of New Parent (“Viper Merger Sub”), and Scorpion Merger Sub, Inc., a Delaware corporation and wholly owned subsidiary of New Parent (“Sitio Merger Sub”).

Transaction Structure and Consideration

Pursuant to the terms of the Merger Agreement, Viper will acquire Sitio in an all-equity transaction through: (i) the merger of Sitio Merger Sub with and into Sitio, with Sitio continuing as the surviving corporation and a wholly owned subsidiary of New Parent (the “Sitio Pubco Merger”), (ii) the merger (the “Viper Pubco Merger” and, together with the Sitio Pubco Merger, the “Pubco Mergers”) of Viper Merger Sub with and into Viper, with Viper continuing as the surviving corporation and a wholly owned subsidiary of New Parent, and (iii) the merger of Sitio Opco with and into Viper Opco, with Viper Opco continuing as the surviving entity (the “Opco Merger” and, together with the Pubco Mergers, the “Mergers”), in each case on the terms set forth in the Merger Agreement.

On the terms and subject to the conditions set forth in the Merger Agreement:

•

at the effective time of the Sitio Pubco Merger (the “Sitio Pubco Merger Effective Time”), (A) each share of Sitio’s Class A common stock, par value $0.0001 per share (“Sitio Class A Common Stock”), issued and outstanding immediately prior to the Sitio Pubco Merger Effective Time will be cancelled and automatically converted into the right to receive 0.4855 fully-paid and nonassessable shares of Class A common stock, par value $0.000001 per share, of New Parent (the “New Parent Class A Common Stock”), and (B) each share of Sitio’s Class C common stock, par value $0.0001 per share (“Sitio Class C Common Stock” and together with the Sitio Class A Common Stock, “Sitio Common Stock”), issued and outstanding immediately prior to the Sitio Pubco Merger Effective Time will be automatically cancelled and cease to exist;

•

at the effective time of the Viper Pubco Merger (the “Viper Pubco Merger Effective Time”), (A) each share of Viper’s Class A common stock, par value $0.000001 per share (the “Viper Class A Common Stock”), issued and outstanding immediately prior to the Viper Pubco Merger Effective Time will be cancelled and automatically converted into one share of New Parent Class A Common Stock and (B) each share of Viper’s Class B common stock, par value $0.000001 per share (the “Viper Class B Common Stock” and together with the Viper Class A Common Stock, the “Viper Common Stock”), issued and outstanding immediately prior to the Viper Pubco Merger Effective Time will be automatically cancelled and converted into one share of New Parent Class B Common Stock, par value $0.000001 per share (the “New Parent Class B Common Stock” and together with the New Parent Class A Common Stock, the “New Parent Common Stock”); and

•

following the Pubco Mergers, at the effective time of the Opco Merger (the “Opco Merger Effective Time”), (A) all common units representing limited partnership interests in Sitio Opco (“Sitio Opco Units”) held by Viper, Sitio, New Parent, or any of their wholly owned subsidiaries immediately prior to the Opco Merger Effective Time shall automatically convert into 0.4855 common units representing limited liability company membership interests in Viper Opco (the “Viper Opco Units”) and (B) each Sitio Opco Unit issued and outstanding immediately prior to the Opco Merger Effective Time will be converted into the right to receive (i) 0.4855 Viper Opco Units and (ii) 0.4855 shares of New Parent Class B Common Stock (the “Opco Merger Consideration”).

Post-Closing Ownership

As a result of the Mergers and as of the closing of the Mergers (the “Closing”), Viper stockholders immediately prior to the Viper Pubco Merger Effective Time will own approximately 80% of the outstanding shares of New Parent Common Stock, and Sitio stockholders immediately prior to the Sitio Pubco Merger Effective Time will own approximately 20% of the outstanding shares of New Parent Common Stock. Following the Closing, New Parent will operate under the name “Viper Energy, Inc.” and have the same board of directors and executive officers as Viper did prior to the Viper Pubco Merger.

Treatment of Equity Awards

At the Viper Pubco Merger Effective Time, each award of restricted stock units in respect of Viper Class A Common that is outstanding immediately prior to the Viper Pubco Merger Effective Time, whether or not subject in whole or in part to performance-based vesting conditions, will be canceled and converted into a corresponding award in respect of the same number of shares of New Parent Class A Common Stock, subject to the same terms and conditions as were applicable to the award immediately prior to the Viper Pubco Merger Effective Time.

Recommendations of the Viper Board

Viper’s Board of Directors, at a meeting duly called and held by unanimous vote, (i) determined that the Merger Agreement and the transactions contemplated thereby, including the Viper Pubco Merger, are fair to, and in the best interests of, Viper and its stockholders (the “Viper Stockholders”), (ii) approved, adopted and declared advisable the Merger Agreement and the transactions contemplated thereby, including the Viper Pubco Merger, (iii) recommended that the Viper Stockholders approve and adopt the Merger Agreement and the transactions contemplated thereby, including the Viper Pubco Merger, and (iv) authorized action by written consent of the Viper Stockholders on the foregoing matters.

Conditions to Closing

The completion of the Mergers is subject to certain customary mutual conditions, including (i) the receipt of the required approvals from the stockholders of Sitio (the “Sitio Stockholders,” and such approval, the “Sitio Stockholder Approval”) and the Viper Stockholders, (ii) the expiration or termination of the applicable waiting period under the Hart-Scott-Rodino Antitrust Improvements Act of 1976 (the “HSR Act”), (iii) the absence of any governmental order or law that makes consummation of the Mergers illegal or otherwise prohibited, (iv) New Parent’s registration statement on Form S-4 having been declared effective by the U.S. Securities and Exchange Commission (the “SEC”) under the Securities Act of 1933, as amended (the “Securities Act”), and (v) the shares of New Parent Class A Common Stock issuable in connection with the Mergers having been authorized for listing on the Nasdaq Stock Exchange LLC, subject to official notice of issuance. The obligation of each party to consummate the Mergers is further conditioned upon certain of the parties’ representations and warranties being true and correct (subject to certain materiality exceptions), the absence of a material adverse effect on each party, the parties having performed in all material respects their respective obligations under the Merger Agreement, and the receipt by each party of certain tax opinions.

On June 2, 2025, following the execution of the Merger Agreement, Diamondback Energy, Inc. (“Diamondback”), Diamondback E&P LLC and Endeavor Energy Resources, L.P. (collectively, the “Parent Majority Stockholders”), who together hold a majority of the voting power of Viper Common Stock, delivered a written consent approving the Merger Agreement and the transactions contemplated thereby, which constitutes the requisite approval of the Viper Stockholders under the Merger Agreement.

No Solicitation and Change of Recommendation

From and after the date of the Merger Agreement and until the earlier of the effective time of the Pubco Mergers and the termination of the Merger Agreement in accordance with its terms, and subject to certain exceptions set forth in the Merger Agreement, Sitio has agreed that it will not, and has agreed to cause its subsidiaries and its executive officers and directors and use its reasonable best efforts to cause its and its subsidiaries’ other representatives not to, among other things, directly or indirectly, initiate, solicit or knowingly encourage the making of or announcement of any alternative business combination proposal with respect to itself (a “Competing Proposal”) or engage in any discussions or negotiations with respect to a Competing Proposal.

Except as expressly contemplated by the Merger Agreement, Sitio’s board of directors has agreed that it will not withdraw, modify or qualify, or propose publicly to withdraw, modify or qualify, in a manner adverse to Viper, the recommendation of Sitio’s board of directors in favor of the transaction with Viper. However, prior to the receipt of the Sitio Stockholder Approval, Sitio’s board of directors may cause Sitio to effect a change of recommendation or terminate the Merger Agreement under certain limited circumstances in compliance with the terms of the Merger Agreement.

Termination Rights and Fees

The Merger Agreement contains certain termination rights for each of Sitio and Viper, including the right to terminate:

•	by mutual written consent of Sitio and Viper;

•	by either Sitio or Viper, if:

o	the Closing has not occurred on or before June 2, 2026 (the “End Date”);

o

one party breaches any of its respective representations or warranties or if such party fails to perform their respective covenants, such that certain conditions to the Closing cannot be satisfied and such breach is not cured or cannot be cured in accordance with the terms of the Merger Agreement; or

o	the Sitio Stockholder Approval has not been obtained;

•

by Viper, if (i) prior to receipt of the Sitio Stockholder Approval if Sitio’s board of directors has effected a change of recommendation or (ii) Sitio or its subsidiaries have willfully and materially breached their obligations under the non-solicitation provisions of the Merger Agreement; and

•	by Sitio, if prior to receipt of the Sitio Stockholder Approval, in order to enter into a definitive agreement with respect to a superior proposal.

To the extent the Merger Agreement is terminated (i) in response to (A) a change of recommendation by the Sitio board of directors (other than related to a change of control of Diamondback), or (B) certain willful and material breaches of Sitio’s obligations under the non-solicitation provisions of the Merger Agreement or (ii) by Sitio to enter into definitive documentation with respect to a superior proposal, Sitio will be required to pay Viper a termination fee in the amount as described below (the “ Termination Fee”). Further, in the event (i)(A) the Merger Agreement is terminated by either Viper or Sitio due to (1) passage of the End Date, (2) a breach of Sitio’s representations, warranties or covenants such that certain conditions to the Closing cannot be satisfied and such breach is not cured in accordance with the terms of the Merger Agreement or (3) failure to obtain the Sitio Stockholder Approval, and (B) a Competing Proposal has been communicated to Sitio and not withdrawn prior to such termination or other specified time in the Merger Agreement, and (ii) within twelve months after the date of such termination, subject to certain other terms and conditions in the Merger Agreement, Sitio enters into a definitive agreement with respect to a Competing Proposal or consummates a Competing Proposal, Sitio will be required to pay Viper the Termination Fee. The Termination Fee will equal a cash amount of $89.6 million; provided, however, that such amount is reduced to $44.8 million under certain circumstances pursuant to the terms of the Merger Agreement.

Other Terms

The Merger Agreement contains customary representations and warranties of Sitio and Viper relating to their respective businesses, financial statements and public filings, in each case generally subject to customary materiality qualifiers. Additionally, the Merger Agreement provides for customary pre-closing covenants of Sitio and Viper, including, among others, covenants relating to the conduct of their respective businesses during the interim period between the date of the Merger Agreement and the Closing, the obligation of each party to refrain from taking certain actions without the other party’s consent and the obligation of Sitio to call a meeting of its stockholders for purposes of obtaining the Sitio Stockholder Approval.

The foregoing description of the Merger Agreement and the transactions contemplated thereby does not purport to be complete and is qualified in its entirety by the full text of the Merger Agreement, a copy of which is filed as Exhibit 2.1 to this Current Report on Form 8-K and incorporated herein by reference.

The Merger Agreement has been included to provide investors with information regarding its terms. It is not intended to provide any other factual information about Viper, Sitio or their respective subsidiaries or affiliates or to modify or supplement any factual disclosures about Viper or Sitio included in their public reports filed with the SEC. The representations, warranties and covenants contained in the Merger Agreement were made only for purposes of such agreements and as of specific dates, were solely for the benefit of the respective parties to such agreements, may be subject to limitations agreed upon by the contracting parties, including being qualified by confidential disclosures made for the purposes of allocating contractual risk between the respective parties to such agreements instead of establishing these matters as facts, and may be subject to standards of materiality that differ from those applicable to investors. Investors should not rely on the representations, warranties and covenants or any descriptions thereof as characterizations of the actual state of facts or condition of the parties thereto or of any of their respective subsidiaries or affiliates. Moreover, information concerning the subject matter of representations and warranties may change after the date of the Merger Agreement, which subsequent information may or may not be fully reflected in Viper’s public disclosures.

Related Agreements

Sitio Voting and Support Agreements

Concurrently with the execution and delivery of the Merger Agreement, certain Sitio equityholders (collectively, the “Sitio Supporting Stockholders”) entered into Voting and Support Agreements (the “Sitio Support Agreements”) with Sitio and Viper. The Sitio Support Agreements provide, among other things, the obligation of the Sitio Supporting Stockholders, collectively representing approximately 48% of the issued and outstanding shares of Sitio Common Stock, to approve the transactions contemplated by the Merger Agreement, including the Sitio Pubco Merger and the Opco Merger, subject to certain terms and conditions (including the termination of such voting obligations in certain circumstances related to a superior proposal for Sitio or a change of control of Diamondback). In addition, if there occurs a change of recommendation by the Sitio board of directors (other than in response to a superior proposal or a change in control of Diamondback), then the voting obligations for the Sitio Supporting Stockholders shall be reduced and the voting provisions of the Sitio Support Agreements shall only apply, in the aggregate, to 35% of the issued and outstanding shares of Sitio Common Stock.

The foregoing description of the Sitio Support Agreements does not purport to be complete and is subject to, and qualified in its entirety by the full text of, each Sitio Support Agreement entered into with the Sitio Supporting Stockholders, which are filed as Exhibits 10.1, 10.2 and 10.3 to this Current Report on Form 8-K and are incorporated herein by reference.

Viper Support Agreement

Concurrently with the execution and delivery of the Merger Agreement, Sitio, Viper, New Parent, and the Parent Majority Stockholders entered into the Parent Support Agreement (the “Viper Support Agreement”), which provides, among other things, that the Parent Majority Stockholders will assist the parties with certain filings required to be made under the HSR Act, as amended, and will not transfer or otherwise dispose of any Viper Common Stock, New Parent Common Stock or Viper Opco Units held by them from the date of the Merger Agreement to 90 days following the Closing, subject to certain exceptions.

The foregoing description of the Viper Support Agreement does not purport to be complete and is subject to, and qualified in its entirety by the full text of, the Viper Support Agreement, which is filed as Exhibit 10.4 to this Current Report on Form 8-K and is incorporated herein by reference.

Registration Rights Agreement

Pursuant to the Merger Agreement, Viper and New Parent will offer to enter into, not less than 15 days prior to or at the Closing, a Registration Rights Agreement (the “Registration Rights Agreement”), in substantially the form attached as Exhibit B to the Merger Agreement, with each holder of Sitio Opco Units who informs Viper in writing of the desire to enter into the Registration Rights Agreement and submits a duly executed signature page to the Registration Rights Agreement not less than two business days prior to the Closing. Pursuant to the Registration Rights Agreement, New Parent will agree to file no later than five business days following the date of the Registration Rights Agreement a shelf registration statement under the Securities Act to permit the public resale of certain securities of New Parent held by such holders. Viper and New Parent will agree to pay certain expenses of the parties incurred in connection with the exercise of their rights under the Registration Rights Agreement, and indemnify them for certain securities law matters in connection with any registration statement filed pursuant thereto.

The foregoing description of the Registration Rights Agreement does not purport to be complete and is subject to, and qualified in its entirety by the full text of, the form of Registration Rights Agreement, which is attached as Exhibit B to the Merger Agreement, which is filed as Exhibit 2.1 to this Current Report on Form 8-K and is incorporated herein by reference.

Forward-Looking Statements

This communication relates to a proposed business combination transaction between Viper and Sitio and the information included herein includes forward-looking statements within the meaning of the federal securities laws, which involve certain risks, uncertainties and assumptions that could cause the results to differ materially from such statements. All statements, other than historical facts, that address activities that Viper or Sitio assumes, plans, expects, believes, intends or anticipates (and other similar expressions) will, should or may occur in the future, or statements regarding the proposed Mergers, the likelihood that the conditions to the consummation of the Mergers will be satisfied on a timely basis or at all, Viper’s and Sitio’s ability to consummate the Mergers at any time or at all, the benefits of the Mergers and the post-combination company’s future financial performance following the Mergers, the post-combination company’s strategy, future operations, financial position, estimated revenues, and losses, projected costs, prospects, plans and objectives of management, are forward-looking statements. When used herein, the words “may,” “could,” “believe,” “anticipate,” “intend,” “estimate,” “expect,” “project” and similar expressions and the negative of such words and similar expressions are intended to identify forward-looking statements, although not all forward-looking statements contain such identifying words. The forward-looking statements are based on Viper’s and Sitio’s management’s current beliefs, based on currently available information, as to the outcome and timing of future events.

Factors that could cause the outcomes to differ materially include (but are not limited to) the following: the risk associated with Sitio’s ability to obtain the approvals of its stockholders required to consummate the Mergers; risks related to the timing of the closing of the Mergers, including the risk that the conditions to the Mergers are not satisfied on a timely basis or at all or the failure of the Mergers to close for any other reason or to close on the anticipated terms, including the anticipated tax treatment; the risk that any regulatory approval, consent or authorization that may be required for the Mergers is not obtained or is obtained subject to conditions that are not anticipated; the post-combination company’s ability to successfully integrate Viper’s and Sitio’s businesses and technologies; the risk that the expected benefits and synergies of the Mergers may not be fully achieved in a timely manner, or at all; the risk that Viper or Sitio will not, or that following the Mergers, the post-combination company will not, be able to retain and hire key personnel; unanticipated difficulties or expenditures relating to the Mergers, the response of business partners and retention as a result of the announcement and pendency of the Mergers; ability to finance the combined company on acceptable terms or at all; uncertainty as to the long-term value of the post-combination company’s common stock; the diversion of Viper’s and Sitio’s management’s time on transaction-related matters; and those risks described in Viper’s periodic filings with the U.S. Securities and Exchange Commission (“SEC”), including in Item 1A of Viper’s Annual Report on Form 10-K for the year ended December 31, 2024, filed with the SEC on February 26, 2025, subsequent Forms 10-Q and 8-K and other filings Viper makes with the SEC, which can be obtained free of charge on the SEC’s website at http://www.sec.gov and Viper’s website at https://www.viperenergy.com/investors/overview, and in Sitio’s periodic filings with the SEC, including in Item 1A of Sitio’s Annual Report on Form 10-K for the year ended December 31, 2024, filed with the SEC on February 26, 2025, subsequent Forms 10-Q and 8-K and other filings Sitio makes with the SEC, which can be obtained free of charge on the SEC’s website at http://www.sec.gov and Sitio’s website at investors.sitio.com.

In light of these factors, the events anticipated by Viper’s and Sitio’s forward-looking statements may not occur at the time anticipated or at all. Moreover, Viper and Sitio conduct their businesses in a very competitive and rapidly changing environment and new risks emerge from time to time. Viper and Sitio cannot predict all risks, nor can they assess the impact of all factors on their businesses or the extent to which any factor, or combination of factors, may cause actual results to differ materially from those anticipated by any forward-looking statements they may make. Accordingly, you should not place undue reliance on any forward-looking statements. All forward-looking statements speak only as of the date of this communication or, if earlier, as of the date they were made. Viper and Sitio do not intend to, and disclaim any obligation to, update or revise any forward-looking statements unless required by applicable law.

Additional Information and Where to Find It

In connection with the Mergers, New Parent will file with the SEC a registration statement on Form S-4, which will include a proxy statement of Sitio, an information statement of Viper and a prospectus of New Parent. The Mergers will be submitted to Sitio’s stockholders for their consideration. Viper, Sitio and New Parent may also file other documents with the SEC regarding the Mergers. After the registration statement has been declared effective by the SEC, a definitive joint information statement/proxy statement/prospectus will be mailed to the stockholders of Viper and Sitio. This communication is not a substitute for the registration statement and joint information statement/proxy statement/prospectus that will be filed with the SEC or any other documents that Viper, Sitio or New Parent may file with the SEC or send to stockholders of Viper or Sitio in connection with the Mergers. INVESTORS AND STOCKHOLDERS OF SITIO AND VIPER ARE URGED TO READ THE REGISTRATION STATEMENT AND JOINT INFORMATION STATEMENT/PROXY STATEMENT/PROSPECTUS WHEN IT BECOMES AVAILABLE AND ALL OTHER RELEVANT DOCUMENTS THAT ARE FILED OR WILL BE FILED WITH THE SEC, AS WELL AS ANY AMENDMENTS OR SUPPLEMENTS TO THESE DOCUMENTS, CAREFULLY AND IN THEIR ENTIRETY BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE MERGERS AND RELATED MATTERS.

Investors and stockholders will be able to obtain free copies of the registration statement and the joint information statement/proxy statement/prospectus (when available) and all other documents filed or that will be filed with the SEC by Viper, Sitio or New Parent, through the website maintained by the SEC at http://www.sec.gov.

Participants in the Solicitation

Viper, Sitio, New Parent and their respective directors and executive officers may be deemed to be participants in the solicitation of proxies from Sitio stockholders in connection with the Mergers.

Information regarding the directors and executive officers of Viper, including a description of their direct or indirect interests, by security holdings or otherwise, is set forth (i) in Viper’s definitive proxy statement for its 2025 Annual Meeting of Stockholders, including under the headings “Proposal 1: Election of Directors”, “Executive Officers”, “Compensation Discussion and Analysis”, “Compensation Tables”, “Stock Ownership” and “Certain Relationships and Related Party Transactions,” which was filed with the SEC on April 10, 2025 and is available at https://www.sec.gov/ix?doc=/Archives/edgar/data/1602065/000119312525077960/d884560ddef14a.htm, and (ii) to the extent holdings of Viper’s securities by its directors or executive officers have changed since the amounts set forth in Viper’s definitive proxy statement for its 2025 Annual Meeting of Stockholders, such changes have been or will be reflected on Initial Statement of Beneficial Ownership of Securities on Form 3, Statement of Changes in Beneficial Ownership on Form 4, or Annual Statement of Changes in Beneficial Ownership on Form 5 filed with the SEC, which are available at EDGAR Search Results https://www.sec.gov/cgi-bin/browse-edgar?action=getcompany&CIK=0001602065&type=&dateb=&owner=only&count=40&search_text=.

Information regarding the directors and executive officers of Sitio, including a description of their direct or indirect interests, by security holdings or otherwise, is set forth (i) in Sitio’s definitive proxy statement for its 2025 Annual Meeting of Stockholders, including under the headings “Proposal 1 - Election of Directors”, “Executive Officers”, “Security Ownership of Certain Beneficial Owners and Management”, “Certain Relationships and Interested Transactions”, “Compensation Discussion and Analysis”, “Summary Compensation Table” and “2024 Director Compensation”, which was filed with the SEC on March 28, 2025 and is available at https://www.sec.gov/ix?doc=/Archives/edgar/data/1949543/000162828025015343/str-20250328.htm, and (ii) to the extent holdings of Sitio’s securities by its directors or executive officers have changed since the amounts set forth in Sitio’s definitive proxy statement for its 2025 Annual Meeting of Stockholders, such changes have been or will be reflected on Initial Statement of Beneficial Ownership of Securities on Form 3, Statement of Changes in Beneficial Ownership on Form 4, or Annual Statement of Changes in Beneficial Ownership on Form 5 filed with the SEC, which are available at EDGAR Search Results https://www.sec.gov/cgi-bin/browse-edgar?action=getcompany&CIK=1949543&type=&dateb=&owner=only&count=40&search_text=.

Other information regarding the participants in the proxy solicitation and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in the joint information statement/proxy statement/prospectus and other relevant materials to be filed with the SEC when they become available. You may obtain free copies of these documents through the website maintained by the SEC at http://www.sec.gov.

No Offer or Solicitation

This communication is for informational purposes only and does not constitute an offer to sell or the solicitation of an offer to buy any securities, or a solicitation of any vote or approval, pursuant to the Mergers or otherwise, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act.

Item 9.01.	Financial Statements and Exhibits.

(d) Exhibits.

Exhibit Number	Description of Exhibit

2.1*	Agreement and Plan of Merger, dated as of June 2, 2025, by and among Viper Energy, Inc., Viper Energy Partners LLC, Sitio Royalties Corp., Sitio Royalties Operating Partnership, LP, New Cobra Pubco, Inc., Cobra Merger Sub, Inc. and Scorpion Merger Sub, Inc.

10.1	Voting and Support Agreement, dated as of June 2, 2025, by and among Viper Energy, Inc., Sitio Royalties Corp., KMF DPM HoldCo, LLC and Chambers DPM HoldCo, LLC.

10.2	Voting and Support Agreement, dated as of June 2, 2025, by and among Viper Energy, Inc., Sitio Royalties Corp., BX Royal Aggregator LP and RRR Aggregator LLC.

10.3	Voting and Support Agreement, dated as of June 2, 2025, by and among Viper Energy, Inc., Sitio Royalties Corp., Source Energy Leasehold, LP, Source Energy Permian II, LLC, Permian Mineral Acquisitions, LP, and Sierra Energy Royalties, LLC.

10.4	Parent Support Agreement, dated as of June 2, 2025, by and among Viper Energy, Inc., Sitio Royalties Corp., New Cobra Pubco, Inc., Diamondback Energy, Inc., Diamondback E&P LLC and Endeavor Energy Resources, L.P.

104	Cover Page Interactive Data File (embedded within the Inline XBRL document).

*	Certain schedules and exhibits have been omitted pursuant to Item 601(a)(5) of Regulation S-K. Viper will furnish supplementally a copy of any omitted schedule or exhibit to the SEC upon request.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

VIPER ENERGY, INC.

Date: June 3, 2025	By:	/s/ Matt Zmigrosky
	Name:	Matt Zmigrosky
	Title:	Executive Vice President, General Counsel and Secretary

Exhibit 2.1

AGREEMENT AND PLAN OF MERGER

among

VIPER ENERGY, INC.,

VIPER ENERGY PARTNERS LLC,

NEW COBRA PUBCO, INC.,

COBRA MERGER SUB, INC.,

SCORPION MERGER SUB, INC.,

SITIO ROYALTIES CORP.

and

SITIO ROYALTIES OPERATING PARTNERSHIP, LP

Dated as of June 2, 2025

i

4.14	Intellectual Property	33
4.15	Real Property	33
4.16	Mineral Property Matters	33
4.17	Environmental Matters	35
4.18	Material Contracts	36
4.19	Derivative Transactions	38
4.20	Insurance	38
4.21	Opinion of Financial Advisor	38
4.22	Brokers	38
4.23	Takeover Laws	38
4.24	No Additional Representations	39

ARTICLE V
REPRESENTATION AND WARRANTIES OF THE PARENT PARTIES

5.1	Organization, Standing and Power	40
5.2	Capital Structure	40
5.3	Authority; No Violations, Consents and Approvals	41
5.4	Consents	43
5.5	SEC Documents; Financial Statements	43
5.6	Absence of Certain Changes or Events	43
5.7	No Undisclosed Material Liabilities	44
5.8	Information Supplied	44
5.9	Parent Permits; Compliance with Applicable Law	44
5.10	Employee Benefits	45
5.11	Labor Matters	45
5.12	Taxes	45
5.13	Litigation	46
5.14	Mineral Property Matters	47
5.15	Opinion of Financial Advisor	48
5.16	Brokers	48
5.17	Takeover Laws	48
5.18	Merger Subs	48
5.19	No Ownership of Company Common Stock or Scorpion Opco Units	49
5.20	Related Party Transactions	49
5.21	No Additional Representations	49

ARTICLE VI
COVENANTS AND AGREEMENTS

6.1	Conduct of Company Business Pending the Mergers	50
6.2	Conduct of Parent Business Pending the Mergers	54
6.3	Solicitation	56
6.4	Preparation of Joint Information Statement/Proxy Statement/Prospectus and Registration Statement	60
6.5	Requisite Approvals	62
6.6	Company Stockholders Meeting; Parent Stockholder Approval	62

ii

6.7	Access to Information	63
6.8	HSR and Other Approvals	64
6.9	Employee Matters	65
6.10	Indemnification; Directors’ and Officers’ Insurance	68
6.11	Agreement to Defend; Stockholder Litigation	70
6.12	Public Announcements	71
6.13	Advice of Certain Matters; Control of Business	71
6.14	Dividends	71
6.15	Transfer Taxes	71
6.16	Reasonable Best Efforts; Notification	72
6.17	Section 16 Matters	72
6.18	Listing Application and Delisting	72
6.19	Tax Matters	73
6.20	Takeover Laws	74
6.21	Obligations	74
6.22	Treatment of Existing Debt	75
6.23	Registration Rights Agreement; New Cobra Opco LLC Agreement	79
6.24	Financing Cooperation	79

ARTICLE VII
CONDITIONS PRECEDENT

7.1	Conditions to Each Party’s Obligation to Consummate the Mergers	82
7.2	Additional Conditions to Obligations of the Parent Parties	83
7.3	Additional Conditions to Obligations of the Company Parties	84

ARTICLE VIII
TERMINATION

8.1	Termination	85
8.2	Notice of Termination; Effect of Termination	86
8.3	Expenses and Other Payments	87

ARTICLE IX
GENERAL PROVISIONS

9.1	Disclosure Letter Definitions	88
9.2	Survival	88
9.3	Notices	89
9.4	Rules of Construction	90
9.5	Counterparts	91
9.6	Entire Agreement; Third Party Beneficiaries	91
9.7	Governing Law; Venue; Waiver of Jury Trial	92
9.8	No Remedy in Certain Circumstances	93
9.9	Assignment	93
9.10	Specific Performance	93
9.11	Amendment	94
9.12	Extension; Waiver	94

Exhibit A	Opco Schedule
Exhibit B	Form of Registration Rights Agreement

iii

AGREEMENT AND PLAN OF MERGER

This AGREEMENT AND PLAN OF MERGER, dated as of June 2, 2025 (this “Agreement”), among Viper Energy, Inc., a Delaware corporation (“Parent”), Viper Energy Partners LLC, a Delaware limited liability company (“Cobra Opco”), New Cobra Pubco, Inc., a Delaware corporation and a wholly owned Subsidiary of Parent (“New Parent”), Cobra Merger Sub, Inc., a Delaware corporation and a wholly owned Subsidiary of New Parent (“Cobra Merger Sub”), Scorpion Merger Sub, Inc., a Delaware corporation and a wholly owned subsidiary of New Parent (“Scorpion Merger Sub”), Sitio Royalties Corp., a Delaware corporation (the “Company”), and Sitio Royalties Operating Partnership, LP, a Delaware limited partnership (“Scorpion Opco”).

WHEREAS, the Parties intend to effect, (i) at the Pubco Merger Effective Time, (A) the merger (the “Cobra Pubco Merger”) of Cobra Merger Sub with and into Parent, with Parent continuing as the surviving corporation (the “Cobra Surviving Corporation”) and a wholly owned subsidiary of New Parent, on the terms and subject to the conditions set forth herein and (B) the merger (the “Scorpion Pubco Merger” and, together with the Cobra Pubco Merger, the “Pubco Mergers”) of Scorpion Merger Sub with and into the Company, with the Company continuing as the surviving corporation (the “Scorpion Surviving Corporation”) and a wholly owned subsidiary of New Parent, on the terms and subject to the conditions set forth herein, and (ii) at the Opco Merger Effective Time, the merger (the “Opco Merger,” and, together with the Pubco Mergers, the “Mergers”) of Scorpion Opco with and into Cobra Opco, with Cobra Opco continuing as the surviving entity (the “Opco Surviving Company”);

WHEREAS, the Board of Directors of the Company (the “Company Board”), at a meeting duly called and held by unanimous vote, (i) determined that this Agreement and the transactions contemplated hereby, including the Scorpion Pubco Merger and the Opco Merger, are fair to, and in the best interests of, the Company and its stockholders (the “Company Stockholders”), (ii) approved, adopted and declared advisable this Agreement and the transactions contemplated hereby, including the Scorpion Pubco Merger and the Opco Merger, and (iii) resolved to recommend that the Company Stockholders approve and adopt this Agreement and the transactions contemplated hereby, including the Scorpion Pubco Merger;

WHEREAS, the Board of Directors of Parent (the “Parent Board”), at a meeting duly called and held by unanimous vote, (i) determined that this Agreement and the transactions contemplated hereby, including the Cobra Pubco Merger, are fair to, and in the best interests of, Parent and its stockholders (the “Parent Stockholders”), (ii) approved, adopted and declared advisable this Agreement and the transactions contemplated hereby, including the Cobra Pubco Merger, (iii) resolved to recommend that the Parent Stockholders approve and adopt this Agreement and the transactions contemplated hereby, including the Cobra Pubco Merger, and (iv) authorized action by written consent of the Parent Stockholders on the foregoing matters;

WHEREAS, the Board of Directors of New Parent (the “New Parent Board”), acting by unanimous written consent, has (i) determined that this Agreement and the transactions contemplated hereby, including the Pubco Mergers and the issuance of the Merger Consideration pursuant to this Agreement (the “New Parent Stock Issuance”) are fair to, and in the best interests of, New Parent and its sole stockholder, (ii) approved, adopted and declared advisable this Agreement and the transactions contemplated hereby, including the Pubco Mergers and the New Parent Stock Issuance, and (iii) resolved to recommend that its sole stockholder approves and adopts this Agreement;

WHEREAS, the general partner of Scorpion Opco has (i) determined that this Agreement and the transactions contemplated hereby, including the Opco Merger, are fair to, and in the best interests of, Scorpion Opco and its limited partners and (ii) approved, adopted and declared advisable this Agreement and the transactions contemplated hereby, including the Opco Merger (the “Scorpion Opco Approval”);

WHEREAS, Parent, in its capacity as the managing member of Cobra Opco, has (i) determined that this Agreement and the transactions contemplated hereby, including the Opco Merger, are fair to, and in the best interests of, Cobra Opco and its members and (ii) approved, adopted and declared advisable this Agreement and the transactions contemplated hereby, including the Opco Merger (the “Cobra Opco Approval”);

WHEREAS, certain equityholders of the Company and Scorpion Opco have entered into voting and support agreements (the “Voting and Support Agreements”);

WHEREAS, the Parent Majority Stockholder (i) will within twenty-four (24) hours of the execution of this Agreement, deliver the Parent Stockholder Approval and (ii) has entered into a support agreement (the “Parent Support Agreement”); and

WHEREAS, for U.S. federal income tax purposes, (i) it is intended that (A) the transfers of Parent Common Stock and Company Class A Common Stock to New Parent in exchange for New Parent Common Stock pursuant to the Pubco Mergers together constitute a transaction described in Section 351 of the Code and/or (B) each of the Pubco Mergers qualify as a “reorganization” within the meaning of Section 368(a) of the Code (such intended tax treatment described in clauses (A) and (B), the “Pubco Mergers Intended Tax Treatment”), (ii) it is intended that this Agreement constitute and be adopted as a “plan of reorganization” for purposes of Sections 354 and 361 of the Code and within the meaning of Treasury Regulations Sections 1.368-2(g) and 1.368-3(a) with respect to the Pubco Mergers and (iii) (A) it is intended that the Opco Merger be treated as a partnership merger transaction within the meaning of Treasury Regulations Section 1.708-1(c) to which Treasury Regulations Section 1.708-1(c)(3)(i) applies, whereby (I) Scorpion Opco is treated as the “terminating partnership” and Cobra Opco is treated as the “resulting partnership”, (II) Scorpion Opco is treated as transferring all of its assets and liabilities to Cobra Opco in exchange for Cobra Opco Units and New Parent Class B Common Stock, (III) any cash to be paid in lieu of any fractional Cobra Opco Units in accordance with Section 3.6(i) and any cash to be paid in satisfaction of a withholding Tax in accordance with Section 3.6(k)(i)(B), in each case, is treated as consideration in connection with a “sale within a merger” of Scorpion Opco Units by the relevant holder thereof occurring immediately prior to the Opco Merger in accordance with Treasury Regulations Section 1.708-1(c)(4) to the extent that the relevant holder consents to such treatment in accordance with such Treasury Regulations, and (IV) except (1) as described in the foregoing clause (iii)(A)(III), (2) as a result of any “disguised sale” resulting from or attributable to the transactions deemed to occur pursuant to the Opco Merger, (3) as a result of the application of Sections 897, 1445 or 1446 of the Code, or (4) in connection with a net decrease in a holder’s allocable share of partnership liabilities pursuant to Section 752 of the Code, no holder of Scorpion Opco Units recognizes taxable income or gain, and (B) the Parties agree that the New Parent Class B Common Stock transferred to holders of Scorpion Opco Units as part of the Opco Merger Consideration shall have zero value (this clause (iii), the “Opco Intended Tax Treatment” and, together with the Pubco Mergers Intended Tax Treatment, the “Intended Tax Treatments”).

NOW, THEREFORE, in consideration of the foregoing and the representations, warranties, covenants and agreements contained in this Agreement, and for other valuable consideration, the receipt and sufficiency of which are hereby acknowledged, Parent, Cobra Opco, New Parent, Cobra Merger Sub, Scorpion Merger Sub, the Company and Scorpion Opco, agree as follows:

ARTICLE I

CERTAIN DEFINITIONS

1.1 Certain Definitions. As used in this Agreement, the capitalized terms have the meanings ascribed to such terms in Annex A or as otherwise defined elsewhere in this Agreement.

1.2 Terms Defined Elsewhere. As used in this Agreement, the following capitalized terms are defined in this Agreement as referenced in the following table:

Definition Section

Term	Section
Agreement	Preamble
Book-Entry Shares	3.6(b)(iii)
Certificates	3.6(b)(i)
Certificates of Merger	2.1(b)(i)
Closing	2.2
Closing Date	2.2
Cobra Merger Sub	Preamble
Cobra Opco	Preamble
Cobra Opco Approval	Recitals
Cobra Pubco Certificate of Merger	2.1(a)(i)
Cobra Pubco Merger	Recitals
Cobra Pubco Merger Consideration,	3.2(b)(i)
Cobra Pubco Merger Effective Time	2.3
Cobra Surviving Corporation	Recitals
Company	Preamble
Company 401(k) Plan	6.9(e)
Company Board Recommendation	4.2(a)
Company Capital Stock	4.2(a)
Company Change of Recommendation	6.3(b)
Company Contracts.	4.18(b)
Company D&O Tail Policy	6.10(d)
Company Defensible Title	4.16(a)
Company Disclosure Letter	Article IV

Company DSU Award	3.4(c)
Company Employee	6.9(a)
Company Independent Petroleum Engineers	4.16(a)
Company Independent Reserve Reports	4.16(a)
Company Intellectual Property	4.14
Company Internal Reserve Report	4.16(a)
Company Material Adverse Effect	4.1
Company Material Leased Real Property	4.15
Company Material Real Property Lease	4.15
Company Owned Real Property	4.15
Company Permits	4.9
Company Preferred Stock	4.2(a)
Company PSU Award	3.4(b)
Company Reserve Report	4.16(a)
Company RSU Award	3.4(a)
Company Stockholders Meeting	4.8
Company Tax Certificates	6.19(c)
Confidentiality Agreement	6.7(b)
Converted New Parent PSU Award	3.5(b)
Converted New Parent RSU Award	3.5(a)
Creditors’ Rights	4.3(a)
Delaware Secretary of State	2.1(a)(i)
DGCL	2.1(a)(i)
Discharge	6.22(d)
Discharge Documents	6.22(c)
Dissenting Shares	3.7
Divestiture Action	6.8(c)
DLLCA	2.1(b)(i)
DLPA	2.1(b)(i)
Eligible Company Class A Shares	3.1(b)(i)
Eligible Company Employee	6.9(g)
Excess Shares	3.6(i)(ii)
Exchange Agent	3.6(a)
Exchange Fund.	3.6(a)
Exchange Ratio	3.1(b)(i)
Excluded Company Shares	3.1(b)(iii)
Excluded Parent Shares	3.2(b)(iii)
Existing Notes Consent Solicitation	6.22(b)(i)
Existing Notes Consent Solicitation Documents	6.22(b)(i)
Existing Notes Offer	6.22(b)(ii)
Existing Notes Offer Documents	6.22(b)(ii)
Existing Notes Supplemental Indenture	6.22(b)(i)
Financing Documents	6.24(a)(iii)
GAAP	4.5(b)
HSR Act	4.4
Indemnified Liabilities	6.10(a)

Indemnified Persons	6.10(a)
Joint Information Statement/Proxy Statement/Prospectus	4.5(b)
Letter of Transmittal	3.6(b)(i)
Material Company Insurance Policies	4.20
Merger Consideration	3.3(a)(i)
Merger Sub Stockholder Approvals	5.3(c)
Mergers	Recitals
New Benefit Plans	6.9(b)
New Parent	Preamble
New Parent Board	Recitals
New Parent Bylaws	2.4(d)
New Parent Certificate of Incorporation	2.4(d)
New Parent Stock Issuance	Recitals
New Parent Stockholder Approval	5.3(c)
Notes Redemption	6.22(c)
Opco Certificate of Merger	2.1(b)(i)
Opco Merger Consideration	3.3(a)(i)
Opco Merger Effective Time	2.1(b)(i)
Opco Merger,	Recitals
Opco Schedule	3.3(a)(i)
Opco Surviving Company	Recitals
Parent	Preamble
Parent 401(k) Plan	6.9(e)
Parent Board	Recitals
Parent Capital Stock	5.2(a)
Parent Certificate	3.2(b)(ii)
Parent D&O Tail Policy	6.10(d)
Parent Defensible Title	5.14(a)
Parent Disclosure Letter	Article V
Parent Exchange Ratio	3.2(b)(i)
Parent Independent Petroleum Engineers	5.14(a)
Parent Independent Reserve Report	5.14(a)
Parent Internal Reserve Report	5.14(a)
Parent Material Adverse Effect	5.1
Parent Permits	5.9
Parent Preferred Stock	5.2(a)
Parent PSU Award	3.5(b)
Parent Reserve Reports	5.14(a)
Parent RSU Award	3.5(a)
Parent Stockholder Approval	6.6(b)
Parent Stockholders	Recitals
Parent Support Agreement	Recitals
Parent Tax Certificates	6.19(c)
Payoff Amount	6.22(a)
Payoff and Release	6.22(a)
Payoff Documents	6.22(a)

Payoff Letter	6.22(a)
Pubco Merger Consideration	3.2(b)(i)
Pubco Merger Effective Time	2.1(a)(i)
Pubco Mergers	Recitals
Redemption Notice	6.22(c)
Registration Statement	4.8
Required Financial Statements	6.24(a)(i)
Satisfaction and Discharge	6.22(c)
Scorpion Merger Sub	Preamble
Scorpion Opco	Preamble
Scorpion Opco Approval	Recitals
Scorpion Opco Unit Award	3.4(d)
Scorpion Pubco Certificate of Merger	2.1(a)(i)
Scorpion Pubco Merger	Recitals
Scorpion Pubco Merger Effective Time	2.3
Scorpion Surviving Corporation	Recitals
Terminable Breach	8.1(b)(iii)
Transaction Litigation	6.11
Transition Period	6.9(g)
Voting and Support Agreements	Recitals

ARTICLE II

THE MERGERS

2.1 The Mergers.

(a) Pubco Mergers.

(i) Upon the terms and subject to the conditions set forth in this Agreement and in accordance with the General Corporation Law of the State of Delaware (the “DGCL”), at the Pubco Merger Effective Time, (A) pursuant to the Cobra Pubco Merger, Cobra Merger Sub shall be merged with and into Parent, with Parent continuing as the Cobra Surviving Corporation and as a wholly owned Subsidiary of New Parent and (B) pursuant to the Scorpion Pubco Merger, Scorpion Merger Sub shall be merged with and into the Company, with the Company continuing as the Scorpion Surviving Corporation and as a wholly owned Subsidiary of New Parent. Upon the terms and subject to the provisions of this Agreement, as soon as practicable on the Closing Date, the applicable Parties shall simultaneously file both certificates of merger with the Secretary of State of the State of Delaware (the “Delaware Secretary of State”), executed in accordance with the relevant provisions of the DGCL in connection with effecting each of the Pubco Mergers. Each of the Pubco Mergers shall become effective at the time and day of the filing of each of the certificate of merger relating to the Cobra Pubco Merger (the “Cobra Pubco Certificate of Merger”) and the certificate of merger relating to the Scorpion Pubco Merger (the “Scorpion Pubco Certificate of Merger”) with the Delaware Secretary of State, or such later time and day as may be agreed in writing by Parent and the Company and specified in each of the Cobra Pubco Certificate of Merger and the Scorpion Pubco Certificate of Merger in accordance with the DGCL (the time and date each of the Pubco Mergers becomes effective being the “Pubco Merger Effective Time”).

(ii) In connection with the Pubco Mergers and prior to the Pubco Merger Effective Time, New Parent shall take all corporate action necessary to reserve for issuance a sufficient number of shares of New Parent Common Stock to permit the issuance of (x) shares of New Parent Common Stock to the holders of shares of Parent Common Stock and Company Class A Common Stock, respectively, as of the Pubco Merger Effective Time in accordance with the terms of this Agreement and (y) shares of New Parent Class A Common Stock into which the issued and outstanding Scorpion Opco Units are exchangeable in accordance with the New Cobra Opco LLC Agreement from and after Opco Merger Effective Time. Additionally, in connection with the Opco Merger and prior to the Opco Merger Effective Time, New Parent shall take all corporate action necessary to reserve for issuance a sufficient number of shares of New Parent Class B Common Stock to permit the issuance of shares of New Parent Class B Common Stock for the benefit of the holders of Scorpion Opco Units as of the Opco Merger Effective Time in accordance with the terms of this Agreement.

(b) Opco Merger.

(i) Opco Merger. Upon the terms and subject to the conditions set forth in this Agreement and in accordance with the Limited Liability Company Act of the State of Delaware (the “DLLCA”) and the Revised Uniform Limited Partnership Act of the State of Delaware (the “DLPA”), at the Opco Merger Effective Time, Scorpion Opco shall be merged with and into Cobra Opco. Following the Opco Merger, the separate existence of Scorpion Opco shall cease, and Cobra Opco shall continue as the Opco Surviving Company in the Opco Merger. Upon the terms and subject to the provisions of this Agreement, immediately following the Pubco Merger Effective Time, the applicable Parties shall file a certificate of merger (the “Opco Certificate of Merger” and, together with the Scorpion Pubco Certificate of Merger and the Cobra Pubco Certificate of Merger, the “Certificates of Merger”) with the Delaware Secretary of State, executed in accordance with the relevant provisions of the DLLCA and the DLPA in connection with effecting the Opco Merger. The Opco Merger shall become effective at the time and day of the filing of the Opco Certificate of Merger with the Delaware Secretary of State, or such later time and day as may be agreed in writing by Scorpion Opco and Cobra Opco and specified in the Opco Certificate of Merger in accordance with the DLLCA and DLPA (the time and date the Opco Merger becomes effective being the “Opco Merger Effective Time”). The Opco Merger Effective Time shall be after the Pubco Merger Effective Time.

2.2 Closing. The closing of the Mergers (the “Closing”), shall take place at 9:00 a.m., Houston, Texas time, on a date that is three (3) Business Days following the satisfaction or (to the extent permitted by applicable Law) waiver in accordance with this Agreement of all of the conditions set forth in Article VII (other than any such conditions which by their nature cannot be satisfied until the Closing Date, which shall be required to be so satisfied or (to the extent permitted by applicable Law) waived in accordance with this Agreement on the Closing Date) at the offices of Wachtell, Lipton, Rosen & Katz in New York, New York, or such other place as Parent and the Company may agree in writing. For purposes of this Agreement “Closing Date” shall mean the date on which the Closing occurs. The Parties may complete the Closing on the Closing Date by electronic transfer of documents and signature pages to avoid the necessity of a physical Closing. None of the Transactions described in Section 2.1 above shall be completed unless all of them are completed substantially concurrently in accordance with the terms of this Agreement.

2.3 Effects of the Mergers. At the Pubco Merger Effective Time and the Opco Merger Effective Time, as applicable, the Mergers shall have the effects set forth in this Agreement and the relevant provisions of the DGCL, the DLLCA, and the DLPA, as applicable. Without limiting the generality of the foregoing, and subject thereto, (a) at the time and date the Cobra Pubco Merger becomes effective (the “Cobra Pubco Merger Effective Time”), all the property, rights, privileges, powers and franchises of each of Parent and Cobra Merger Sub shall vest in the Cobra Surviving Corporation, and all debts, liabilities, obligations, restrictions, disabilities and duties of each of Parent and Cobra Merger Sub shall become the debts, liabilities, obligations, restrictions, disabilities and duties of the Cobra Surviving Corporation, (b) at the time and date the Scorpion Pubco Merger becomes effective (the “Scorpion Pubco Merger Effective Time”), all the property, rights, privileges, powers and franchises of each of the Company and Scorpion Merger Sub shall vest in the Scorpion Surviving Corporation, and all debts, liabilities, obligations, restrictions, disabilities and duties of each of the Company and Scorpion Merger Sub shall become the debts, liabilities, obligations, restrictions, disabilities and duties of the Scorpion Surviving Corporation, and (c) at the Opco Merger Effective Time, all the property, rights, privileges, powers and franchises of each of Scorpion Opco and Cobra Opco shall vest in the Opco Surviving Company, and all debts, liabilities, obligations, restrictions, disabilities and duties of each of Scorpion Opco and Cobra Opco shall become the debts, liabilities, obligations, restrictions, disabilities and duties of the Opco Surviving Company.

2.4 Organizational Documents.

(a) At the Cobra Pubco Merger Effective Time, the Organizational Documents of Cobra Merger Sub in effect immediately prior to the Cobra Pubco Merger Effective Time shall become the Organizational Documents of the Cobra Surviving Corporation, until thereafter amended, subject to Section 6.10(b), in accordance with their respective terms and applicable Law, with such changes to such Organizational Documents as necessary to reflect the name of Parent.

(b) At the Scorpion Pubco Merger Effective Time, the Organizational Documents of Scorpion Merger Sub in effect immediately prior to the Scorpion Pubco Merger Effective Time shall become the Organizational Documents of the Scorpion Surviving Corporation, until thereafter amended, subject to Section 6.10(b), in accordance with their respective terms and applicable Law, with such changes to such Organizational Documents as necessary to reflect the name of the Company.

(c) At the Opco Merger Effective Time, (i) Parent shall continue to be the managing member of Cobra Opco, until replaced in accordance with the Cobra Opco Agreement and applicable Law, (ii) the certificate of formation of Cobra Opco in effect immediately prior to the Opco Merger Effective Time shall continue to be the certificate of formation of the Opco Surviving Company, until thereafter amended, subject to Section 6.10(b), in accordance with its terms and applicable Law, and (iii) the New Cobra Opco LLC Agreement shall be the limited liability company agreement of the Opco Surviving Company, until thereafter amended, subject to Section 6.10(b), in accordance with its terms and applicable Law.

(d) Prior to the Closing, Parent, as the sole stockholder of New Parent, and New Parent shall take all requisite action to cause the certificate of incorporation of New Parent (the “New Parent Certificate of Incorporation”) and the bylaws of New Parent (the “New Parent Bylaws”) in effect immediately following the Pubco Merger Effective Time to be amended and restated to be in the same form as Parent’s certificate of incorporation and bylaws in effect as of immediately prior to the Closing, except to the extent otherwise mutually agreed by Parent and the Company and shall contain provisions reclassifying the outstanding capital stock of New Parent immediately prior to the effectiveness of the New Parent Certificate of Incorporation into one (1) share of New Parent Class A Common Stock.

2.5 Directors and Officers. The Parties shall take all necessary actions such that (i) from and after the Scorpion Pubco Merger Effective Time, the directors and officers of Scorpion Merger Sub immediately prior to the Scorpion Pubco Merger Effective Time shall continue to be the directors and officers of the Scorpion Surviving Corporation, and such directors and officers shall serve until their successors have been duly elected or appointed and qualified or until their death, resignation or removal in accordance with the Organizational Documents of the Scorpion Surviving Corporation, (ii) from and after the Cobra Pubco Merger Effective Time, the directors and officers of Cobra Merger Sub immediately prior to the Cobra Pubco Merger Effective Time shall continue to be the directors and officers of the Cobra Surviving Corporation, and such directors and officers shall serve until their successors have been duly elected or appointed and qualified or until their death, resignation or removal in accordance with the Organizational Documents of the Cobra Surviving Corporation, (iii) from and after the Opco Merger Effective Time, the officers of Cobra Opco immediately prior to the Opco Merger Effective Time shall continue to be the officers of the Opco Surviving Company, and such officers shall serve until their successors have been duly elected or appointed and qualified or until their death, resignation or removal in accordance with the Organizational Documents of the Opco Surviving Company, and (iv) from and after the Opco Merger Effective Time, New Parent shall become the managing member of the Opco Surviving Company, and New Parent shall serve until its successor has been duly appointed and qualified in accordance with the Organizational Documents of the Opco Surviving Company.

ARTICLE III

EFFECT OF THE MERGERS ON THE CAPITAL STOCK AND OTHER EQUITY

INTERESTS OF THE CONSTITUENT ENTITIES; EXCHANGE

3.1 Effect of the Scorpion Pubco Merger. At the Scorpion Pubco Merger Effective Time, by virtue of the Scorpion Pubco Merger and without any action on the part of New Parent, Scorpion Merger Sub, the Company or any holder of any Securities of New Parent, Scorpion Merger Sub or the Company:

(a) Capital Stock of Scorpion Merger Sub. Each share of capital stock of Scorpion Merger Sub issued and outstanding immediately prior to the Scorpion Pubco Merger Effective Time shall be converted into 1 share of common stock, par value $0.01 per share, of the Scorpion Surviving Corporation.

(b) Capital Stock of the Company.

(i) Subject to the other provisions of this Article III, (A) each share of Company Class A Common Stock issued and outstanding immediately prior to the Scorpion Pubco Merger Effective Time (excluding any Excluded Company Shares) (the “Eligible Company Class A Shares”) shall be canceled and automatically converted into the right to receive from New Parent that number of fully paid and nonassessable shares of New Parent Class A Common Stock equal to the Exchange Ratio (such shares collectively, the “Scorpion Pubco Merger Consideration”) and (B) each share of Company Class C Common Stock (for clarity, including any shares of Company Class C Common Stock forming part of a Scorpion Opco Unit Award) (excluding any Excluded Company Shares) (the “Eligible Company Class C Shares” and together, with the Eligible Company Class A Shares, the “Eligible Company Shares”) shall automatically be cancelled and cease to exist as of the Scorpion Pubco Merger Effective Time, and no consideration shall be delivered in exchange therefor. As used in this Agreement, “Exchange Ratio” means 0.4855.

(ii) Each holder of a share of Company Common Stock that was outstanding immediately prior to the Pubco Merger Effective Time shall cease to have any rights with respect thereto, except, in the case of holders of Company Class A Common Stock, the right to receive (A) the applicable Scorpion Pubco Merger Consideration and (B) any dividends or other distributions relating to shares of New Parent Class A Common Stock in accordance with Section 3.6(g) and any cash to be paid in lieu of any fractional shares of New Parent Class A Common Stock in accordance with Section 3.6(i), in each case to be issued or paid in consideration therefor upon the surrender of any Certificates or Book-Entry Shares, as applicable, in accordance with Section 3.6.

(iii) All shares of Company Common Stock held by the Company as treasury shares or by Parent, New Parent or Scorpion Merger Sub or by any wholly owned Subsidiary of Parent, New Parent or Scorpion Merger Sub immediately prior to the Pubco Merger Effective Time (collectively, “Excluded Company Shares”) shall automatically be cancelled and cease to exist as of the Scorpion Pubco Merger Effective Time, and no consideration shall be delivered in exchange therefor.

(c) Impact of Stock Splits, Etc. In the event of any change in (i) the number of Scorpion Opco Units or shares of Company Class A Common Stock or Company Class C Common Stock or (ii) the number of Cobra Opco Units or shares of Parent Class A Common Stock or Parent Class B Common Stock, in each case issued and outstanding after the date of this Agreement and prior to the Scorpion Pubco Merger Effective Time by reason of any stock split, reverse stock split, stock dividend, subdivision, reclassification, recapitalization, combination, exchange of shares or the like, the Exchange Ratio shall be equitably adjusted to reflect the effect of such change and, as so adjusted, shall from and after the date of such event, be the Pubco Merger Consideration, subject to further adjustment in accordance with this Section 3.1(c); provided that, nothing in this Section 3.1(c) shall be construed to permit the Company or Scorpion Opco to take any action with respect to its Securities of the Company or Scorpion Opco that is prohibited by the terms of this Agreement.

3.2 Effect of the Cobra Pubco Merger. At the Cobra Pubco Merger Effective Time, by virtue of the Cobra Pubco Merger and without any action on the part of New Parent, Cobra Merger Sub, Parent or any holder of any Securities of New Parent, Cobra Merger Sub or Parent:

(a) Capital Stock of Cobra Merger Sub. Each share of capital stock of Cobra Merger Sub issued and outstanding immediately prior to the Cobra Pubco Merger Effective Time shall be converted into 1 share of common stock, par value $0.01 per share, of the Cobra Surviving Corporation.

(b) Capital Stock of Parent.

(i) Subject to the other provisions of this Article III, (A) each share of Parent Class A Common Stock issued and outstanding immediately prior to the Cobra Pubco Merger Effective Time (excluding any Excluded Parent Shares) shall be canceled and automatically converted into the number of shares of fully paid and nonassessable New Parent Class A Common Stock equal to the Parent Exchange Ratio and (B) each share of Parent Class B Common Stock issued and outstanding immediately prior to the Cobra Pubco Merger Effective Time shall be automatically canceled and converted into the number of fully paid and nonassessable New Parent Class B Common Stock equal to the Parent Exchange Ratio (the shares in (A) and (B) collectively, the “Cobra Pubco Merger Consideration,” and together with the Scorpion Pubco Merger Consideration, the “Pubco Merger Consideration”). As used in this Agreement, “Parent Exchange Ratio” means 1.

(ii) All such shares of Parent Common Stock, when so converted pursuant to Section 3.2(b)(i), shall cease to be outstanding and shall automatically be cancelled and cease to exist, and each (A) valid certificate or certificates which immediately prior to the Cobra Pubco Merger Effective Time represented any such shares of Parent Common Stock or (B) non-certificated share of Parent Common Stock held by book entry shall, upon the Cobra Pubco Merger Effective Time, represent shares of New Parent Common Stock (without any requirement for the surrender of any such certificates or non-certificated shares), with, in the case of clause (A), each certificate representing shares of Parent Common Stock prior to the Cobra Pubco Merger Effective Time (a “Parent Certificate”) representing automatically an equivalent number of and type of shares of applicable New Parent Common Stock.

(iii) All shares of Parent Common Stock held by Parent as treasury shares or by New Parent, the Company or Cobra Merger Sub or by any wholly owned Subsidiary of New Parent, the Company or Cobra Merger Sub immediately prior to the Cobra Pubco Merger Effective Time (collectively, “Excluded Parent Shares”) shall automatically be cancelled and cease to exist as of the Cobra Pubco Merger Effective Time, and no consideration shall be delivered in exchange therefor.

(c) Capital Stock of New Parent. At the Cobra Pubco Merger Effective Time, each share of capital stock of New Parent issued and outstanding immediately prior to the Cobra Pubco Merger Effective Time shall remain outstanding. Immediately following the Cobra Pubco Merger Effective Time, shares of capital stock of New Parent owned by the Cobra Surviving Corporation shall be surrendered to New Parent without payment therefor.

(d) Impact of Stock Splits, Etc. In the event of any change in (i) the number of Cobra Opco Units or shares of Parent Class A Common Stock or Parent Class B Common Stock or (ii) the number of Scorpion Opco Units or shares of Company Class A Common Stock or Company Class C Common Stock, in each case issued and outstanding after the date of this Agreement and prior to the Cobra Pubco Merger Effective Time by reason of any stock split, reverse stock split, stock dividend, subdivision, reclassification, recapitalization, combination, exchange of shares or the like, the Parent Exchange Ratio shall be equitably adjusted to reflect the effect of such change and, as so adjusted, shall from and after the date of such event, be the Pubco Merger Consideration, subject to further adjustment in accordance with this Section 3.2(d); provided that, nothing in this Section 3.2(d) shall be construed to permit Parent or Cobra Opco to take any action with respect to its Securities of Parent or Cobra Opco that is prohibited by the terms of this Agreement.

3.3 Effect of the Opco Merger.

(a) At the Opco Merger Effective Time, by virtue of the Opco Merger and without any action on the part of Parent, New Parent, Cobra Opco, Scorpion Opco or the holders of any Securities of Parent, New Parent, Cobra Opco or Scorpion Opco:

(i) Subject to the other provisions of this Article III, (x) all Scorpion Opco Units held by New Parent, Parent, the Company or by any wholly owned Subsidiary of New Parent, Parent, or the Company immediately prior to the Opco Merger Effective Time (collectively, “Excluded Opco Units”) shall automatically convert into a number of Cobra Opco Units (the “Opco Exchange Ratio”) equal to the Exchange Ratio, and (y) each Scorpion Opco Unit (other than an Excluded Opco Unit) issued and outstanding immediately prior to the Opco Merger Effective Time, and all rights in respect thereof, shall be converted into the right to receive (A) a number of Cobra Opco Units equal to the Opco Exchange Ratio and (B) a number of shares of New Parent Class B Common Stock equal to the Opco Exchange Ratio (collectively, the “Opco Merger Consideration” and, together with the Pubco Merger Consideration, the “Merger Consideration”). The Opco Merger Consideration shall be delivered to the holders of Scorpion Opco Units as set forth on Exhibit A (the “Opco Schedule”), which may be updated by Scorpion Opco from time to time after the date hereof until the date that is three (3) Business Days prior to the Closing Date solely to reflect transfers and exchanges in accordance with the Scorpion Opco Agreement, with such updates to be concurrently delivered to Parent. The Parties agree that (A) Scorpion Opco shall be solely responsible for the preparation of the Opco Schedule and determination of the amount of Opco Merger Consideration to be delivered to each holder of Scorpion Opco Units as set forth therein, (B) Scorpion Opco shall prepare the Opco Schedule in accordance with and in compliance with all relevant terms of the Scorpion Opco Agreement and applicable Law, (C) Parent, New Parent and Cobra Opco shall have the right to conclusively rely on the Opco Schedule without investigation or verification of the accuracy of the contents thereof and (D) the Cobra Surviving Corporation, New Parent and the Opco Surviving Company shall not have any liability arising out of this Agreement to any Person for any errors or inaccuracies in the Opco Schedule. The issuance of Cobra Opco Units by Cobra Opco and delivery of New Parent Class B Common Stock by the Opco Surviving Company or the Exchange Agent, in accordance with the Opco Schedule shall constitute full satisfaction of their respective obligations with respect to the issuance of the Opco Merger Consideration hereunder. As of the Opco Merger Effective Time, the Scorpion Opco Units issued and outstanding immediately prior to the Opco Merger Effective Time shall no longer be outstanding and shall automatically be cancelled and cease to exist, and each holder of such Scorpion Opco Units shall cease to have any rights with respect thereto, except the right to receive (A) the Opco Merger Consideration, (B) if applicable, any dividends or other distributions relating to Cobra Opco Units or New Parent Class B Common Stock in accordance with Section 3.6(g), and (C) any cash to be paid in lieu of any fractional Cobra Opco Units in accordance with Section 3.6(i), in each case to be issued or paid in consideration therefor upon the surrender of any Certificates or Book-Entry Shares, as applicable, in accordance with Section 3.6.

(ii) The Scorpion General Partner Interest shall automatically be cancelled and cease to exist as of the Opco Merger Effective Time, and no consideration shall be delivered in exchange therefor.

(b) The Opco Merger Consideration issuable in accordance with the terms of this Section 3.3, together with the right to receive dividends or other distributions in accordance with Section 3.6(g), if any, shall be in full satisfaction of all rights pertaining to the Scorpion Opco Units and any other equity interests of Scorpion Opco.

(c) Impact of Stock Splits, Etc. In the event of any change in the number of (i) Scorpion Opco Units or shares of Parent Class A Common Stock or Parent Class B Common Stock or (ii) Cobra Opco Units or shares of Company Class A Common Stock or Company Class C Common Stock, in each case issued and outstanding after the date of this Agreement and prior to the Opco Merger Effective Time by reason of any unit split, reverse unit split, in-kind distribution, subdivision, reclassification, recapitalization, combination, exchange of units or the like, the Exchange Ratio shall be equitably adjusted to reflect the effect of such change and, as so adjusted, shall from and after the date of such event, be the Opco Merger Consideration, subject to further adjustment in accordance with this Section 3.3(c); provided that, nothing in this Section 3.3(c) shall be construed to permit the Company or Scorpion Opco to take any action with respect to the Securities of the Company or Scorpion Opco that is prohibited by the terms of this Agreement.

3.4 Treatment of Company Stock Awards and Scorpion Opco Unit Awards.

(a) Company RSU Awards. At the Scorpion Pubco Merger Effective Time, each award of restricted stock units in respect of Company Class A Common Stock that is not a Company PSU Award or Company DSU Award (a “Company RSU Award”) that is outstanding immediately prior to the Scorpion Pubco Merger Effective Time shall, by virtue of the Scorpion Pubco Merger and without any action on the part of the holder thereof, immediately vest in full (to the extent unvested) and be canceled and converted into the right to receive the Scorpion Pubco Merger Consideration in respect of each share of Company Class A Common Stock subject thereto, plus an amount in cash equal to any accrued but unpaid cash-based dividend equivalents, which shall be paid by Parent or its applicable Subsidiary, within ten (10) Business Days following the Closing Date (or any later date required to avoid penalties under Section 409A of the Code).

(b) Company PSU Awards. At the Scorpion Pubco Merger Effective Time, each award of performance-based restricted stock units in respect of Company Class A Common Stock (a “Company PSU Award”) that is outstanding immediately prior to the Scorpion Pubco Merger Effective Time shall, by virtue of the Scorpion Pubco Merger and without any action on the part of the holder thereof, immediately vest (to the extent unvested), with the satisfaction of any performance goals in respect of any incomplete performance period determined based on the greater of (x) target performance or (y) actual performance through the Scorpion Pubco Merger Effective Time and be canceled and converted into the right to receive the Scorpion Pubco Merger Consideration in respect of each share of Company Class A Common Stock subject thereto, plus an amount in cash equal to any accrued but unpaid cash-based dividend equivalents, which shall be paid by Parent or its applicable Subsidiary within ten (10) Business Days following the Closing Date (or any later date required to avoid penalties under Section 409A of the Code).

(c) Company DSU Awards. At the Scorpion Pubco Merger Effective Time, each award of deferred restricted stock units in respect of Company Class A Common Stock (a “Company DSU Award”) that is outstanding immediately prior to the Scorpion Pubco Merger Effective Time shall, by virtue of the Scorpion Pubco Merger and without any action on the part of the holder thereof, immediately vest in full (to the extent unvested) and be canceled and converted into the right to receive the Scorpion Pubco Merger Consideration in respect of each share of Company Class A Common Stock subject thereto, plus an amount in cash equal to any accrued but unpaid cash-based dividend equivalents, which shall be paid by Parent or its applicable Subsidiary within ten (10) Business Days following the Closing Date (or any later date required to avoid penalties under Section 409A of the Code).

(d) Scorpion Opco Unit Awards. Each award of restricted securities consisting of Scorpion Opco Units and an equivalent number of shares of Company Class C Common Stock (a “Scorpion Opco Unit Award”) that is outstanding immediately prior to the Pubco Merger Effective Time shall, immediately prior to the Pubco Merger Effective Time and without any action on the part of the holder thereof, immediately vest in full (to the extent unvested) and, each Scorpion Opco Unit and each share of Company Class C Common Stock subject to such Scorpion Opco Unit Award shall be treated as an unrestricted Scorpion Opco Unit and an unrestricted share of Company Class C Common Stock for all purposes of this Agreement, including participation in the Mergers as set forth in Article II and Article III, and the holder thereof shall also receive an amount in cash equal to any accrued but unpaid cash-based distributions, which shall be paid by Cobra Opco or one of its applicable Subsidiaries within ten (10) Business Days following the Closing Date.

(e) Administration. Prior to the Scorpion Pubco Merger Effective Time, the Company Board and/or the Compensation Committee of the Company Board shall take such action and adopt such resolutions as are required to effectuate the treatment of the Company Stock Awards and Scorpion Opco Unit Awards pursuant to the terms of this Section 3.4, and to take all actions reasonably required to effectuate any provision of this Section 3.4.

3.5 Treatment of Parent Stock Awards.

(a) Parent RSU Awards. Each award of restricted stock units in respect of Parent Class A Common Stock subject solely to time-based vesting (each, a “Parent RSU Award”) granted pursuant to the Parent LTIP that is outstanding immediately prior to the Cobra Pubco Merger Effective Time, shall, effective as of the Cobra Pubco Merger Effective Time, automatically and without any action on the part of the holder thereof, cease to represent a Parent RSU Award with respect to Parent Class A Common Stock and shall thereafter constitute an award of restricted stock units, on the same terms and conditions (including as to vesting and forfeiture) as were applicable under such Parent RSU Award immediately prior to the Cobra Pubco Merger Effective Time (including any provisions for acceleration), with respect to the number of shares of New Parent Class A Common Stock equal to the number of shares of Parent Class A Common Stock subject to such Parent RSU Award immediately prior to the Cobra Pubco Merger Effective Time (such converted award, a “Converted New Parent RSU Award”). For the avoidance of doubt, any amounts relating to dividend equivalent rights, if any, that are accrued but unpaid under a Parent RSU Award as of the Cobra Pubco Merger Effective Time shall be converted in accordance with the foregoing and shall remain subject to the same terms and conditions (including as to vesting and forfeiture) as were applicable under such Parent RSU Award immediately prior to the Cobra Pubco Merger Effective Time.

(b) Parent PSU Awards. Each award of restricted stock units in respect of Parent Class A Common Stock that is subject in whole or in part to performance-based vesting (each, a “Parent PSU Award”) granted pursuant to the Parent LTIP that is outstanding immediately prior to the Cobra Pubco Merger Effective Time, shall, effective as of the Cobra Pubco Merger Effective Time, automatically and without any action on the part of the holder thereof, cease to represent a Parent PSU Award with respect to Parent Class A Common Stock and shall thereafter constitute an award of restricted stock units subject to performance-based vesting, on the same terms and conditions (including as to vesting and forfeiture) as were applicable under such Parent PSU Award immediately prior to the Cobra Pubco Merger Effective Time (including any provisions for acceleration), with respect to the number of shares of New Parent Class A Common Stock (including “target” and “maximum”) equal to the number of shares of Parent Class A Common Stock (including “target” and “maximum”) subject to such Parent PSU Award immediately prior to the Cobra Pubco Merger Effective Time (such converted award, a “Converted New Parent PSU Award”). For the avoidance of doubt, any amounts relating to dividend equivalent rights, if any, that are accrued but unpaid under a Parent PSU Award as of the Cobra Pubco Merger Effective Time shall be converted in accordance with the foregoing and shall remain subject to the same terms and conditions (including as to vesting and forfeiture) as were applicable under such Parent PSU Award immediately prior to the Cobra Pubco Merger Effective Time.

(c) Administration. Prior to the Cobra Pubco Merger Effective Time, the Parent Board and/or the Compensation Committee of the Parent Board shall take such action and adopt such resolutions as are required to effectuate the treatment of the Parent Stock Awards pursuant to the terms of this Section 3.5, and to take all actions reasonably required to effectuate any provision of this Section 3.5. Parent and New Parent shall take all corporate action necessary to effectuate, as of the Cobra Pubco Merger Effective Time, the assumption of the Converted New Parent RSU Awards and the Converted New Parent PSU Awards and reserve for issuance a sufficient number of shares of New Parent Class A Common Stock for such awards as set forth in this Section 3.5. On the Closing Date or as soon as reasonably practicable thereafter, New Parent shall file with the SEC a registration statement on Form S-8 (or any successor or other appropriate form) with respect to the New Parent Class A Common Stock subject to the Converted New Parent RSU Awards and the Converted New Parent PSU Awards and shall use its reasonable best efforts to maintain the current status of the prospectus contained therein, as well as comply with any applicable state securities or “blue sky” laws, for so long as such awards remain outstanding. With respect to those individuals who subsequent to the Closing Date will be subject to the reporting requirements under Section 16(a) of the Exchange Act, where applicable, New Parent shall administer the Converted New Parent RSU Awards and the Converted New Parent PSU Awards described in this Section 3.5 in a manner that complies with Rule 16b-3 promulgated under the Exchange Act.

3.6 Exchange.

(a) Exchange Agent; Exchange Fund. Prior to the Scorpion Pubco Merger Effective Time, New Parent shall, and Parent shall cause New Parent to, enter into an agreement with the Company’s transfer agent or such other Person reasonably acceptable to the Company to act as agent for the holders of Eligible Company Shares and Scorpion Opco Units in connection with the Scorpion Pubco Merger and the Opco Merger (the “Exchange Agent”) and to receive the Scorpion Pubco Merger Consideration and Opco Merger Consideration, as applicable, and cash sufficient to pay cash in lieu of fractional shares, pursuant to Section 3.6(i) to which such holders may become entitled pursuant to this Article III. At or prior to the Scorpion Pubco Merger Effective Time, New Parent shall deposit, or cause to be deposited, with the Exchange Agent, for the benefit of the former holders of Eligible Company Shares, for issuance in accordance with this Article III through the Exchange Agent, the number of shares of New Parent Class A Common Stock issuable to the holders of Eligible Company Shares. At or prior to the Opco Merger Effective Time, (i) Cobra Opco shall make available to the Exchange Agent certificates representing the Cobra Opco Units issuable pursuant to Section 3.3, bearing customary legends noting that such securities constitute restricted securities under the Securities Act (or make appropriate alternative arrangements if uncertificated Cobra Opco Units represented by a book entry will be issued) and (ii) New Parent shall deposit, or cause to be deposited, with the Exchange Agent, for the benefit of the former holders of Scorpion Opco Units, for issuance in accordance with this Article III through the Exchange Agent, the number of shares of New Parent Class B Common Stock issuable to the holders of Scorpion Opco Units (other than Excluded Opco Units) outstanding immediately prior to the Opco Merger Effective Time pursuant to Section 3.2. Parent, New Parent and Cobra Opco, as applicable, agree to make available to the Exchange Agent, from time to time as needed, cash sufficient to pay any dividends and other distributions, as applicable, pursuant to Section 3.6(g) and to make payments in lieu of fractional shares pursuant to Section 3.6(i). The Exchange Agent shall, pursuant to irrevocable instructions, deliver the applicable Merger Consideration contemplated to be issued in exchange for Eligible Company Shares and Scorpion Opco Units, as applicable, pursuant to this Agreement out of the Exchange Fund. Except as contemplated by this Section 3.6(a) and Sections 3.6(g) and 3.6(i), the Exchange Fund shall not be used for any other purpose. Any cash, shares of New Parent Common Stock or Cobra Opco Units deposited with the Exchange Agent (including as payment for any fractional shares in accordance with Section 3.6(i) and for any dividends or other distributions in accordance with Section 3.6(g)) shall hereinafter be referred to as the “Exchange Fund.” The Cobra Surviving Corporation or the Opco Surviving Company shall pay all charges and expenses, including those of the Exchange Agent, in connection with the exchange of shares for the Pubco Merger Consideration and the Opco Merger Consideration. Any interest or other income resulting from investment of the cash portion of the Exchange Fund shall become part of the Exchange Fund.

(b) Exchange Procedures.

(i) As soon as practicable after the Opco Merger Effective Time, but in no event more than three (3) Business Days after the Closing Date, New Parent shall cause the Exchange Agent to deliver to each record holder (A) as of immediately prior to the Scorpion Pubco Merger Effective Time, of an outstanding certificate or certificates that immediately prior to the Scorpion Pubco Merger Effective Time represented Eligible Company Shares (the “Certificates”), or (B) as of immediately prior to the Opco Merger Effective Time, of Scorpion Opco Units identified on the Opco Schedule, a letter of transmittal (“Letter of Transmittal”) (which, with respect to holders of Certificates, shall specify that delivery shall be effected, and risk of loss and title to the Certificates held by such person shall pass, only upon proper delivery of the Certificates to the Exchange Agent, and which shall be in a customary form and agreed to by Parent and the Company prior to the Closing and shall include a customary adoption agreement with respect to the New Cobra Opco LLC Agreement) and instructions for use in effecting the surrender of the Certificates or Scorpion Opco Units for delivery of the Pubco Merger Consideration or the Opco Merger Consideration, as applicable, in each case as set forth in Section 3.1.

(ii) Upon surrender to the Exchange Agent of a Certificate, together with the Letter of Transmittal, duly completed and validly executed in accordance with the instructions thereto, and such other customary documents as may be reasonably required by the Exchange Agent, the holder of such Certificate shall be entitled to receive in exchange therefor (A) one or more shares of the applicable New Parent Common Stock (which shall be in uncertificated book-entry form unless a physical certificate is requested by such holder) representing, in the aggregate, the whole number of shares of the applicable New Parent Common Stock, if any, that such holder has the right to receive pursuant to Section 3.1 and (B) a check in the amount equal to the cash payable in lieu of any fractional shares of the applicable New Parent Class A Common Stock pursuant to Section 3.6(i), if any, and in respect of any dividends and other distributions payable pursuant to Section 3.6(g). Upon delivery by a holder of Scorpion Opco Units of a Letter of Transmittal, duly completed and validly executed in accordance with the instructions thereto, and such other customary documents as may be reasonably required by the Exchange Agent, the holder of such Scorpion Opco Units shall be entitled to receive in exchange therefor (A) one or more Cobra Opco Units (which shall be in certificated form unless Cobra Opco and the Exchange Agent arrange for such Cobra Opco Units to be issued by book entry) representing, in the aggregate, the whole number of Cobra Opco Units, if any, that such holder has the right to receive pursuant to Section 3.3, (B) one or more shares of the New Parent Class B Common Stock (which may be in uncertificated book-entry form) representing, in the aggregate, the whole number of shares of New Parent Class B Common Stock, if any, that such holder has the right to receive pursuant to Section 3.3, and (C) a check in the amount equal to the cash payable in lieu of any fractional Cobra Opco Units.

(iii) As promptly as practicable after the Pubco Merger Effective Time and in any event not later than the third (3rd) Business Day thereafter, the Cobra Surviving Corporation shall cause the Exchange Agent to issue and send to each holder of uncertificated Eligible Company Shares represented by book entry (“Book-Entry Shares”) (A) that number of whole shares of New Parent Common Stock to which such holder of Book-Entry Shares shall have become entitled pursuant to the provisions of Section 3.1(b)(i) (which shall be in uncertificated book-entry form unless a physical certificate is requested by such holder) and (B) a check in the amount equal to the cash payable in lieu of any fractional shares of New Parent Common Stock pursuant to Section 3.6(i), if any, and in respect of any dividends and other distributions payable pursuant to Section 3.6(g) without such holder being required to deliver a Certificate or an executed letter of transmittal to the Exchange Agent, and such Book-Entry Shares shall then be cancelled.

(iv) No interest shall be paid or accrued for the benefit of holders of the Certificates, Book-Entry Shares or Scorpion Opco Units on the Pubco Merger Consideration or Opco Merger Consideration, as applicable, payable in respect of the Certificates, Book-Entry Shares or Scorpion Opco Units, as applicable. Delivery of the Merger Consideration shall be made only to such Person that is the record holder of such shares of Company Class A Common Stock or Scorpion Opco Units. Until surrendered as contemplated by this Section 3.6(b), each Certificate, each Book-Entry Share and each Scorpion Opco Unit shall be deemed at any time after the Scorpion Pubco Merger Effective Time or Opco Merger Effective Time, as applicable, to represent only the right to receive upon such surrender the Pubco Merger Consideration or Opco Merger Consideration, as applicable, deliverable in respect thereof, cash in lieu of any fractional shares of New Parent Common Stock or fractional Cobra Opco Units, as applicable, to which such holder is entitled pursuant to Section 3.6(i) and in respect of any dividends or other distributions to which such holder is entitled pursuant to Section 3.6(g).

(c) Termination of Rights. (x) All Pubco Merger Consideration or Opco Merger Consideration, as applicable, and (y) any dividends or other distributions with respect to New Parent Class A Common Stock or Cobra Opco Units, as applicable, pursuant to Section 3.6(g) and any cash in lieu of fractional shares of New Parent Class A Common Stock or fractional Cobra Opco Units, as applicable, pursuant to Section 3.6(i), delivered or paid upon the surrender of and in exchange for Eligible Company Shares or Scorpion Opco Units, as applicable, in accordance with the terms hereof shall be deemed to have been paid in full satisfaction of all rights pertaining to such Eligible Company Shares or Scorpion Opco Units, as applicable. At the Pubco Merger Effective Time, the stock transfer books of the Company shall be closed immediately, and there shall be no further registration of transfers on the stock transfer books of the Company of the shares of Company Common Stock that were outstanding immediately prior to the Pubco Merger Effective Time. At the Opco Merger Effective Time, the transfer books of Scorpion Opco shall be closed immediately, and there shall be no further registration of transfers on the transfer books of Scorpion Opco of the Scorpion Opco Units that were outstanding immediately prior to the Opco Merger Effective Time. If, after the Pubco Merger Effective Time, Certificates are presented to the Cobra Surviving Corporation or the Exchange Agent for transfer, or transfer is sought for Book-Entry Shares, such Certificates or Book-Entry Shares shall be cancelled and exchanged as provided in this Article III, subject to applicable Law in the case of Dissenting Shares.

(d) Termination of Exchange Fund. Any portion of the Exchange Fund that remains undistributed to the former Company Stockholders and holders of Scorpion Opco Units on the 365th day after the Closing Date shall be delivered to the Cobra Surviving Corporation (in the case of Company Common Stock) or the Opco Surviving Company (in the case of Scorpion Opco Units), as applicable, upon demand, and any former Company Stockholders or holders of Scorpion Opco Units who have not theretofore received the Pubco Merger Consideration or Opco Merger Consideration, as applicable, any cash in lieu of fractional shares of New Parent Common Stock or fractional Cobra Opco Units, as applicable, to which they are entitled pursuant to Section 3.6(i) and any dividends or other distributions with respect to New Parent Common Stock or Cobra Opco Units, as applicable, to which they are entitled pursuant to Section 3.6(g), in each case without interest thereon, to which they are entitled under this Article III shall thereafter look only to the Opco Surviving Company and the Cobra Surviving Corporation and New Parent for payment of their claim for such amounts.

(e) No Liability. None of the Company, Scorpion Surviving Corporation, Cobra Opco, Parent, Cobra Surviving Corporation, Scorpion Opco, New Parent, the Opco Surviving Company, the Exchange Agent or any other Person shall be liable to any Person for any portion of Pubco Merger Consideration or Opco Merger Consideration properly delivered to a public official or Governmental Entity pursuant to any applicable abandoned property, escheat or similar Law. If any Certificate or Scorpion Opco Unit has not been surrendered prior to the time that is immediately prior to the time at which Pubco Merger Consideration or Opco Merger Consideration, as applicable, in respect of such Certificate or Scorpion Opco Unit would otherwise escheat to or become the property of any Governmental Entity, any such shares, cash, dividends or distributions in respect of such Certificate or Scorpion Opco Unit shall, to the extent permitted by applicable Law, become the property of Parent or Cobra Opco, as applicable, free and clear of all claims or interest of any Person previously entitled thereto.

(f) Lost, Stolen, or Destroyed Certificates. If any Certificate (other than a Certificate evidencing Excluded Company Shares) shall have been lost, stolen or destroyed, upon the making of an affidavit of that fact by the Person claiming such Certificate to be lost, stolen or destroyed and, if reasonably required by the Cobra Surviving Corporation or New Parent, the posting by such Person of a bond in such reasonable amount as the Cobra Surviving Corporation or New Parent may direct as indemnity against any claim that may be made against it with respect to such Certificate, the Exchange Agent shall issue in exchange for such lost, stolen or destroyed Certificate the Pubco Merger Consideration payable in respect of the shares of Company Class A Common Stock formerly represented by such Certificate, any cash in lieu of fractional shares of New Parent Class A Common Stock to which the holders thereof are entitled pursuant to Section 3.6(i) and any dividends or other distributions to which the holders thereof are entitled pursuant to Section 3.6(g).

(g) Distributions with Respect to Unexchanged Shares of New Parent Class A Common Stock and Cobra Opco Units. No dividends or other distributions declared or made with respect to shares of New Parent Common Stock or Cobra Opco Units with a record date after the Pubco Merger Effective Time or Opco Merger Effective Time, as applicable, shall be paid to (i) the holder of any unsurrendered Certificate with respect to the whole shares of New Parent Common Stock that such holder would be entitled to receive upon surrender of such Certificate and no cash payment in lieu of fractional shares of New Parent Common Stock shall be paid to any such holder, in each case until such holder shall surrender such Certificate in accordance with this Section 3.6 or (ii) the holder of any Scorpion Opco Units with respect to the whole Cobra Opco Units and shares of New Parent Class B Common Stock that such holder would be entitled to receive upon surrender of such Scorpion Opco Units and no cash payment in lieu of fractional Cobra Opco Units shall be paid to any such holder, in each case until such holder shall deliver to the Exchange Agent a duly completed and validly executed Letter of Transmittal in accordance with this Section 3.6. Following surrender of any such Certificate or the delivery of a duly completed and validly executed Letter of Transmittal by a holder of Company Common Stock or Scorpion Opco Units, as applicable, there shall be paid to such holder of whole shares of New Parent Common Stock or whole Cobra Opco Units issuable in exchange therefor, as applicable, without interest, (i) promptly after the time of such surrender or delivery, as applicable, the amount of dividends or other distributions with a record date after the Pubco Merger Effective Time or Opco Merger Effective Time, as applicable, theretofore paid with respect to such whole shares of New Parent Common Stock or whole Cobra Opco Units, as applicable, and (ii) at the appropriate payment date, the amount of dividends or other distributions with a record date after the Pubco Merger Effective Time or Opco Merger Effective Time, as applicable, but prior to such surrender and a payment date subsequent to such surrender payable with respect to such whole shares of New Parent Common Stock or whole Cobra Opco Units, as applicable. For purposes of dividends or other distributions in respect of shares of New Parent Common Stock or Cobra Opco Units, all whole shares of New Parent Class A Common Stock or New Parent Class B Common Stock or Cobra Opco Units to be issued pursuant to the Pubco Mergers or the Opco Merger, as applicable, shall be entitled to dividends pursuant to the immediately preceding sentence as if such whole shares of New Parent Common Stock or whole Cobra Opco Units were issued and outstanding as of the Pubco Merger Effective Time or Opco Merger Effective Time, as applicable.

(h) Distributions with Respect to Exchanged Book-Entry Shares. Notwithstanding anything herein to the contrary, holders of Book-Entry Shares who are entitled to receive shares of New Parent Common Stock under this Article III shall be paid (A) at the time of delivery of such New Parent Common Stock by the Exchange Agent under Section 3.6(b), the amount of dividends or other distributions with a record date after the Pubco Merger Effective Time theretofore paid with respect to such whole shares of New Parent Common Stock, and the amount of any cash payable in lieu of a fractional share of New Parent Common Stock to which such holder is entitled pursuant to Section 3.6(i) and (B) at the appropriate payment date, the amount of dividends or other distributions with a record date after the Pubco Merger Effective Time but prior to the time of such delivery by the Exchange Agent under Section 3.6(b) and a payment date subsequent to the time of such delivery by the Exchange Agent under Section 3.6(b) payable with respect to such whole shares of New Parent Common Stock.

(i) No Fractional Shares of New Parent Common Stock or Fractional Cobra Opco Units.

(i) No certificates or scrip or shares representing fractional shares of New Parent Common Stock or Cobra Opco Units shall be issued upon the surrender for exchange of Certificates, Book-Entry Shares or Scorpion Opco Units, as applicable, and such fractional share or unit interests shall not entitle the owner thereof to vote or to any other rights of a stockholder of New Parent or a unitholder of Cobra Opco or a holder of Cobra Opco Units, as applicable.

(ii) Notwithstanding any other provision of this Agreement, each holder of Eligible Company Shares exchanged pursuant to the Scorpion Pubco Merger who would otherwise have been entitled to receive a fraction of a share of New Parent Class A Common Stock (after taking into account all Certificates or Book-Entry Shares delivered by such holder) shall receive, in lieu thereof, cash (without interest) in an amount equal to such fraction as determined below. As promptly as practicable following the Pubco Merger Effective Time, the Exchange Agent shall determine the excess of (i) the number of full shares of New Parent Class A Common Stock delivered to the Exchange Agent by Parent for issuance to holders of Certificates or Book-Entry Shares over (ii) the aggregate number of full shares of New Parent Class A Common Stock to be distributed to holders of Certificates or Book-Entry Shares (such excess being herein referred to as the “Excess Shares”). As soon as practicable after the Pubco Merger Effective Time, the Exchange Agent, as agent for such holders of Certificates or Book-Entry Shares, shall sell the Excess Shares at then prevailing prices on the Nasdaq, all in the manner provided herein.

(iii) The sale of the Excess Shares by the Exchange Agent shall be executed on the Nasdaq and shall be executed in round lots to the extent practicable. Until the net proceeds of any such sale or sales have been distributed to the holders of applicable Certificates or Book-Entry Shares, the Exchange Agent shall hold such proceeds in trust for such holders. The net proceeds of any such sale or sales of Excess Shares to be distributed to the holders of Certificates or Book-Entry Shares shall be reduced by any and all commissions, transfer taxes and other out-of-pocket transaction costs, as well as any expenses, of the Exchange Agent incurred in connection with such sale or sales. The Exchange Agent shall determine the portion of such net proceeds to which each holder of applicable Certificates or Book-Entry Shares shall be entitled, if any, by multiplying the amount of the aggregate net proceeds by a fraction, the numerator of which is the amount of the fractional share interest to which such holder of applicable Certificates or Book-Entry Shares is entitled (after taking into account all applicable Certificates and Book-Entry Shares then held by such holder) and the denominator of which is the aggregate amount of fractional share interests to which all holders of applicable Certificates or Book-Entry Shares are entitled. As soon as practicable after the determination of the amount of cash, if any, to be paid to holders of applicable Certificates or Book-Entry Shares with respect to any fractional share interests, the Exchange Agent shall promptly pay such amounts to such holders subject to and in accordance with this Section 3.6(i). The payment of cash in lieu of fractional shares of New Parent Common Stock is not separately bargained-for consideration but merely represents a mechanical rounding-off of the fractions in the exchange contemplated by this Article III.

(iv) Notwithstanding any other provision of this Agreement, each holder of Scorpion Opco Units exchanged pursuant to the Opco Merger who would otherwise have been entitled to receive a fraction of a Cobra Opco Unit (after taking into account all Scorpion Opco Units delivered by such holder) shall receive, in lieu thereof, cash (without interest) in an amount equal to the product of (i) such fractional part of a Cobra Opco Unit multiplied by (ii) the volume weighted average price of Parent Class A Common Stock for the five (5) consecutive trading days immediately prior to the Closing Date as reported by Bloomberg, L.P. As promptly as practicable after the determination of the amount of such cash, if any, to be paid to the holders of fractional interests, the Exchange Agent shall so notify Cobra Opco, and Cobra Opco shall cause the Exchange Agent to forward payments to such holders of fractional interests subject to and in accordance with the terms hereof.

(v) Notwithstanding any other provision of this Agreement, if any holder of Scorpion Opco Units would otherwise be entitled to receive a fraction of a share of New Parent Class B Common Stock (after taking into account all Scorpion Opco Units delivered by such holder), such fraction of a share of New Parent Class B Common Stock shall be canceled, and such holder shall not be entitled to any additional consideration in exchange for such fractional share of New Parent Class B Common Stock. The Parties acknowledge and agree that any such fractional shares of New Parent Class B Common Stock have no fair value for purposes of Section 155 of the DGCL.

(j) Exchange of Parent Common Stock. Each Parent Certificate immediately prior to the Pubco Merger Effective Time shall, from and after the Pubco Merger Effective Time as a result of the Cobra Pubco Merger, automatically represent an equivalent number of shares of applicable New Parent Common Stock. At the Pubco Merger Effective Time, New Parent shall cause the Exchange Agent (and/or its transfer agent) to credit in the stock ledger and other appropriate books and records of New Parent an equivalent number of shares of applicable New Parent Common Stock for any uncertificated shares of Parent Common Stock (other than any Excluded Parent Shares); provided, however, that if an exchange of Parent Certificates for new certificates is required by Law or applicable rule or regulation, or is desired at any time by New Parent, in its sole discretion, New Parent shall arrange for such exchange on a one-for-one share basis. For the avoidance of doubt, from and after the Pubco Merger Effective Time, the former holders of Parent Class A Common Stock and Parent Class B Common Stock, which has been converted into New Parent Class A Common Stock and New Parent Class B Common Stock, respectively, at the Pubco Merger Effective Time, shall be entitled to receive any dividends and distributions which may be made with respect to such shares of New Parent Class A Common Stock and New Parent Class B Common Stock, respectively. New Parent and Cobra Surviving Corporation shall provide such cooperation to the Depository Trust Company and Nasdaq as is necessary reflect the conversion of Parent Class A Common Stock and Parent Class B Common Stock into New Parent Class A Common Stock and New Parent Class B Common Stock, respectively.

(k) Withholding Taxes.

(i) Each of the Parties shall be entitled to deduct or withhold from any amounts otherwise payable to any Person pursuant to this Agreement any amount required to be deducted or withheld with respect to the making of such payment under applicable Law (and to the extent deduction or withholding is required in respect of the delivery of any shares of New Parent Class A Common Stock or Cobra Opco Units pursuant to this Agreement, such deduction or withholding may be taken in such New Parent Class A Common Stock or Cobra Opco Units, as applicable); provided that, to the extent Scorpion Opco or any holder of Scorpion Opco Units delivers an IRS Form W-9 in accordance with Section 3.6(k)(ii), absent a change in applicable Law, no such deduction or withholding in respect of U.S. federal income Taxes is anticipated with respect to the payment of the Merger Consideration to Scorpion Opco or such holder of Scorpion Opco Units, as applicable, hereunder. To the extent that amounts are properly deducted or withheld and paid over to the relevant Taxing Authority, such deducted or withheld amounts shall be treated for all purposes of this Agreement as having been paid to the Person with respect to which such amounts would have been paid absent such deduction or withholding. If withholding is taken (A) in shares of New Parent Class A Common Stock, the relevant withholding agent shall be treated as having sold such shares of New Parent Class A Common Stock on behalf of the applicable Person for an amount of cash equal to the fair market value thereof at the time of such withholding and paid such cash proceeds to the relevant Taxing Authority, or (B) in Cobra Opco Units, (I) Cobra Opco shall be treated as having paid to the applicable Person an amount of cash equal to the fair market value thereof at the time of such withholding (and, for the avoidance of doubt, such payment shall be treated in a manner consistent with the Opco Intended Tax Treatment) and (II) an equivalent number of shares of New Parent Class B Common Stock shall also be withheld.

(ii) Scorpion Opco shall (A) deliver to Cobra Opco at or prior to the Closing a properly executed IRS Form W-9 with respect to itself and (B) use commercially reasonable efforts to cause each holder of Scorpion Opco Units (other than the Company and its Subsidiaries) to deliver to Cobra Opco at or prior to the Closing a properly executed IRS Form W-9 with respect to such holder. The Company shall deliver to Cobra Opco at or prior to the Closing a properly executed IRS Form W-9 with respect to itself and each of its Subsidiaries that holds Scorpion Opco Units.

3.7 Dissenters’ Rights. Notwithstanding anything in this Agreement to the contrary, shares of Company Class C Common Stock and Parent Class B Common Stock issued and outstanding immediately prior to the Pubco Mergers Effective Time that are held by any holder who is entitled to demand and properly demands appraisal of such shares pursuant to Section 262 of the DGCL (“Dissenting Shares”) shall be treated in accordance with Section 262 of the DGCL. The Company shall serve prompt notice to Parent of any demands for appraisal of any shares of Company Class C Common Stock, attempted withdrawals of such notices or demands and any other instruments received by the Company relating to rights to appraisal, and Parent shall have the right to participate in and direct all negotiations and Proceedings with respect to such demands. The Company shall not, without the prior written consent of Parent, make any payment with respect to, settle or offer to settle, or approve any withdrawal of any such demands. For the avoidance of doubt, (a) no dissenters’ or appraisal rights shall be available with respect to the Company Class A Common Stock, Parent Class A Common Stock or with respect to the Cobra Opco Units or Scorpion Opco Units and (b) as such, appraisal rights shall be limited to an appraisal, pursuant to Section 262 of the DGCL, solely of the fair value of the Company Class C Common Stock or Parent Class B Common Stock, as applicable.

ARTICLE IV

REPRESENTATIONS AND WARRANTIES OF THE COMPANY PARTIES

Except as set forth in the disclosure letter dated as of the date of this Agreement and delivered by the Company Parties to Parent on the date of this Agreement (the “Company Disclosure Letter”) (it being agreed that the disclosure of any information in a particular section or subsection of the Company Disclosure Letter shall be deemed disclosure of such information with respect to any other section or subsection of this Agreement to which the relevance of such information is readily apparent on its face), and except as disclosed in the Company SEC Documents (including all exhibits and schedules thereto and documents incorporated by reference therein) (excluding any disclosures in any risk factors section, in any section related to forward-looking statements and other disclosures that are predictive or forward-looking in nature) filed with or furnished to the SEC and publicly available on EDGAR prior to the date of this Agreement, the Company Parties represent and warrant to the Parent Parties as follows:

4.1 Organization, Standing and Power. Each Company Party and its Subsidiaries is a corporation, partnership or limited liability company duly organized, as the case may be, validly existing and in good standing under the Laws of its jurisdiction of incorporation or organization, with all requisite entity power and authority to own, lease and operate its properties and to carry on its business as now being conducted, other than where the failure to be so organized or to have such power, authority or standing would not reasonably be expected to have, individually or in the aggregate, be material to the Company and its Subsidiaries, taken as a whole. Each Company Party and its Subsidiaries is duly qualified and in good standing to do business in each jurisdiction in which the business it is conducting, or the operation, ownership or leasing of its properties, makes such qualification necessary, other than where the failure to so qualify or be in good standing would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect on the Company (a “Company Material Adverse Effect”). Each of the Company Parties has previously made available to Parent complete and correct copies of its Organizational Documents.

4.2 Capital Structure.

(a) The authorized capital stock of the Company consists of 240,000,000 shares of Company Class A Common Stock, 120,000,000 shares of Company Class C Common Stock and 1,000,000 shares of preferred stock, par value $0.0001 per share (“Company Preferred Stock” and, together with the Company Common Stock, the “Company Capital Stock”). At the close of business on June 2, 2025: (i) 77,445,764 shares of Company Class A Common Stock (excluding treasury shares) were issued and outstanding, (ii) 73,391,244 shares of Company Class C Common Stock (excluding treasury shares but including 154,764 shares of Company Class C Common Stock that form part of the Scorpion Opco Unit Awards) were issued and outstanding, (iii) 73,391,244 Scorpion Opco Units (of which, 154,764 form part of the Scorpion Opco Unit Awards) were issued and outstanding and not held by the Company or any of its Subsidiaries, (iv) 77,445,764 Scorpion Opco Units were issued and outstanding and held by the Company and its Subsidiaries, (v) 5,875,907 shares of Company Class A Common Stock and 52,748 shares of Company Class C Common Stock were held by the Company in its treasury, (vi) no shares of Company Preferred Stock were issued and outstanding or held by the Company in its treasury, (vii) 708,528 shares were subject to outstanding Company RSU Awards, (viii) 366,572 shares were subject to outstanding Company DSU Awards, and (ix) 2,021,507 shares (assuming target levels of performance are achieved) or 4,043,014 shares (assuming maximum levels of performance are achieved) were subject to outstanding Company PSU Awards and (x) 73,391,244 shares of Company Class A Common Stock are available for issuance in exchange for Scorpion Opco Units (together with the shares of Company Class C Common Stock that form part of the Scorpion Opco Unit Awards).

(b) All outstanding shares of Company Common Stock, Scorpion Opco Units and Securities of any other Subsidiaries of the Company are validly issued, fully paid and non-assessable (except as such nonassessability may be affected by matters described in the DLLCA or the DLPA) and are not subject to preemptive rights (except as set forth in the applicable Organizational Documents). All outstanding shares of Company Common Stock, Scorpion Opco

Units and Securities of any other Subsidiaries of the Company have been issued and granted in compliance in all material respects with (i) applicable securities Laws and other applicable Law and (ii) all requirements set forth in applicable contracts. As of the close of business on June 2, 2025, except as expressly set forth in this Section 4.2 (including Section 4.2 of the Company Disclosure Letter) or in the applicable Organizational Documents, there are no outstanding equity interests or outstanding options, warrants or other rights to subscribe for, purchase or acquire from the Company or any of its Subsidiaries any capital stock or other equity interests of the Company or its Subsidiaries or Securities convertible into or exchangeable or exercisable for capital stock or equity interests of the Company or any of its Subsidiaries. Except as (x) expressly set forth in this Section 4.2 (including Section 4.2 of the Company Disclosure Letter), (y) as set forth in the applicable Organizational Documents and (z) except for changes since June 2, 2025 resulting from the settlement of Company RSU Awards, Company DSU Awards or Company PSU Awards or issuances in compliance with Section 6.1(b)(ii), there are outstanding: (A) no shares of Company Capital Stock, units of Scorpion Opco or other equity interests of the Company or Scorpion Opco, (B) no Securities of the Company or any Subsidiary of the Company convertible into or exchangeable or exercisable for shares of Company Capital Stock or other equity or voting Securities of the Company or any Subsidiary of the Company and (C) no options, warrants, calls, rights (including preemptive rights), commitments or agreements to which the Company or any Subsidiary of the Company is a party or by which it is bound in any case obligating the Company or any Subsidiary of the Company to issue, deliver, sell, purchase, redeem or acquire, or cause to be issued, delivered, sold, purchased, redeemed or acquired, additional shares of Company Capital Stock or other equity or voting Securities of the Company or any Subsidiary of the Company, or obligating the Company or any Subsidiary of the Company to grant, extend or enter into any such option, warrant, call, right, commitment or agreement. Other than the Voting and Support Agreements or the Organizational Documents of the Company or Scorpion Opco, there are not any stockholder agreements, voting trusts or other agreements to which the Company or any Subsidiary of the Company is a party or by which it is bound relating to the voting of any shares of the Company Capital Stock or any other Securities of the Company or any Subsidiary of the Company.

(c) Section 4.2(c) of the Company Disclosure Letter sets forth as of the date hereof all of the issued and outstanding Securities of each Subsidiary of the Company, other than Scorpion Opco, and the record owner and beneficial owners thereof. Except with respect to Scorpion Opco, the Company or another Subsidiary of the Company owns, directly or indirectly, all of the issued and outstanding Securities of each Subsidiary of the Company, free and clear of any Encumbrances, other than Permitted Encumbrances or transfer restrictions of general applicability as may be provided under the Securities Act or other applicable securities Laws or any transfer restrictions set forth in the Organizational Documents of such Subsidiary. Neither the Company nor any of its Subsidiaries has any obligations, whether contingent or otherwise, to consummate any material additional investment in any Person other than its Subsidiaries listed on Section 4.2(c) of the Company Disclosure Letter.

4.3 Authority; No Violations; Consents and Approvals.

(a) Each Company Party has all requisite organizational power and authority to execute and deliver this Agreement and to perform its obligations hereunder. The execution and delivery of this Agreement by the Company Parties and the consummation by the Company Parties of the Transactions have been duly authorized by all necessary organizational action on the part of the Company Parties, subject, in the case of the consummation of the Scorpion Pubco Merger, to obtaining the Company Stockholder Approval. This Agreement has been duly executed and delivered by the Company Parties and, assuming the due and valid execution of this Agreement by each Parent Party, constitutes a valid and binding obligation of each Company Party, enforceable against such Company Party in accordance with its terms, subject, as to enforceability, to bankruptcy, insolvency, reorganization, moratorium and other Laws of general applicability relating to or affecting creditors’ rights and to general principles of equity regardless of whether such enforceability is considered in a Proceeding in equity or at law (collectively, “Creditors’ Rights”). The Company Board, at a meeting duly called and held by unanimous vote, (i) determined that this Agreement and the transactions contemplated hereby, including the Scorpion Pubco Merger and the Opco Merger, are fair to, and in the best interests of, the Company Stockholders, (ii) approved, adopted and declared advisable this Agreement and the transactions contemplated hereby, including the Scorpion Pubco Merger and the Opco Merger, and (iii) resolved to recommend that the Company Stockholders approve and adopt this Agreement and the transactions contemplated hereby, including the Scorpion Pubco Merger (such recommendation described in this clause (iii), the “Company Board Recommendation”).

(b) The general partner of Scorpion Opco has adopted resolutions (i) determining that this Agreement and the Transactions, including the Opco Merger, are fair to, and in the best interests of, Scorpion Opco and its limited partners and (ii) approving, adopting and declaring advisable this Agreement and the Transactions, including the Opco Merger, which resolutions have not been subsequently rescinded, modified or withdrawn in any way, except as may be permitted by Section 6.3.

(c) The Company Stockholder Approval and the Scorpion Opco Approval are the only votes of the holders of any class or series of the Company’s or Scorpion Opco’s capital stock or other Securities necessary to approve and adopt this Agreement, the Scorpion Pubco Merger and the Opco Merger. No vote of the holders of any class or series of the Company’s or Scorpion Opco’s capital stock or other Securities is required in connection with the consummation of any of the Transactions other than the Scorpion Pubco Merger and the Opco Merger.

(d) The execution and delivery of this Agreement does not, and the consummation of the Transactions will not (with or without notice or lapse of time, or both) (i) contravene, conflict with or result in a violation of any material provision of the Organizational Documents of any Company Party (assuming, with respect to the Scorpion Pubco Merger, that the Company Stockholder Approval is obtained), (ii) result in a violation of, or default under, or acceleration of any material obligation or the loss of a material benefit under, or result in the creation of any Encumbrance upon any of the properties or assets of any Company Party or any of their respective Subsidiaries under, any provision of any Company Contract to which any Company Party or any of their respective Subsidiaries is a party or by which the Company Parties or any of their respective Subsidiaries or their respective properties or assets are bound, or (iii) assuming the Consents referred to in Section 4.4 are duly and timely obtained or made and the Company Stockholder Approval has been obtained, contravene, conflict with or result in a violation of any Law applicable to the Company Parties or any of their respective Subsidiaries or any of their respective properties or assets, other than, in the case of clauses (ii) and (iii), any such contraventions, conflicts, violations, defaults, acceleration, losses or Encumbrances that would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect.

4.4 Consents. No Consent from any Governmental Entity is required to be obtained or made by the Company Parties or any of their respective Subsidiaries in connection with the execution and delivery of this Agreement by the Company Parties or the consummation by the Company Parties of the Transactions, except for: (a) the filing of a premerger notification report under the Hart-Scott-Rodino Antitrust Improvements Act of 1976 (the “HSR Act”), and the expiration or termination of the applicable waiting period with respect thereto; (b) the filing with the SEC of (i) the Joint Information Statement/Proxy Statement/Prospectus and (ii) such reports under Section 13(a) of the Exchange Act, and such other compliance with the Exchange Act and the rules and regulations thereunder, as may be required in connection with this Agreement and the Transactions; (c) the filing of the Certificates of Merger with the Delaware Secretary of State; (d) filings with the NYSE; (e) such filings and approvals as may be required by any applicable state securities or “blue sky” Laws or Takeover Laws; and (f) any such Consent that the failure to obtain or make would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect.

4.5 SEC Documents; Financial Statements.

(a) The Company SEC Documents include all forms, reports, schedules and statements required to be filed or furnished under the Securities Act or the Exchange Act, respectively, by the Company since January 1, 2022. As of their respective dates, each of the Company SEC Documents, as amended, complied as to form in all material respects with the applicable requirements of the Securities Act, or the Exchange Act, as the case may be, and the rules and regulations of the SEC thereunder applicable to such Company SEC Documents, and none of such Company SEC Documents contained, when filed or, if amended prior to the date of this Agreement, as of the date of such amendment with respect to those disclosures that are amended, any untrue statement of a material fact or omitted to state a material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances under which they were made, not misleading.

(b) The financial statements of (i) the Company included in the Company SEC Documents, and (ii) to the knowledge of the Company, any other Person included in the Company SEC Documents, in each case, including all notes and schedules thereto, complied in all material respects, when filed or if amended prior to the date of this Agreement, as of the date of such amendment, with the rules and regulations of the SEC with respect thereto, were prepared in accordance with generally accepted accounting principles in the United States (“GAAP”) applied on a consistent basis during the periods involved (except as may be indicated in the notes thereto or, in the case of the unaudited statements, as permitted by Rule 10-01 of Regulation S-X of the SEC) and fairly present in all material respects in accordance with applicable requirements of GAAP (subject, in the case of the unaudited statements, to normal year-end audit adjustments) the financial position of the Company and its consolidated Subsidiaries or such Person, as applicable, as of their respective dates and the results of operations and the cash flows of the Company and its consolidated Subsidiaries or such Person, as applicable, for the periods presented therein. For the avoidance of doubt, no representations or warranties are made by the Company pursuant to this Section 4.5(b) with respect to any financial statements or other financial information furnished by Parent and included in the Registration Statement or the joint information statement/proxy statement/prospectus filed with the SEC in preliminary and definitive form (the “Joint Information Statement/Proxy Statement/Prospectus”) relating to the Mergers and the other Transactions (except as contemplated by Section 4.8).

(c) The unaudited pro forma financial information and the related notes thereto included in the Company SEC Documents have been prepared in accordance with the SEC’s rules and guidance with respect to pro forma financial information, and the assumptions underlying such pro forma financial information are reasonable and are set forth in the Company SEC Documents. For the avoidance of doubt, no representations or warranties are made by the Company pursuant to this Section 4.5(c) with respect to any unaudited pro forma financial information or related notes included in the Registration Statement or the Joint Information Statement/Proxy Statement/Prospectus (other than the financial statements of the Company incorporated by reference therein, and except as contemplated by Section 4.8).

4.6 Absence of Certain Changes or Events.

(a) Since December 31, 2024 through the date of this Agreement, there has not been any event, change, effect or development that, individually or in the aggregate, had or would reasonably be expected to have a Company Material Adverse Effect.

(b) Except as set forth on Section 4.6(b) of the Company Disclosure Letter, from December 31, 2024 through the date of this Agreement, the Company and its Subsidiaries have conducted their business in the ordinary course of business in all material respects.

4.7 No Undisclosed Material Liabilities. Except as set forth on Section 4.7 of the Company Disclosure Letter, there are no liabilities of the Company or any of its Subsidiaries of any kind whatsoever, whether accrued, contingent, absolute, determined, determinable or otherwise, other than: (a) liabilities adequately provided for on the balance sheet of the Company dated as of March 31, 2025 (including the notes thereto) contained in the Company’s Quarterly Report on Form 10-Q for the three months ended March 31, 2025; (b) liabilities incurred in the ordinary course of business subsequent to March 31, 2025; (c) liabilities incurred in connection with the Transactions; (d) liabilities incurred as permitted under or required by Section 6.1; and (e) liabilities that would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect.

4.8 Information Supplied. None of the information supplied or to be supplied by the Company Parties for inclusion or incorporation by reference in (a) the registration statement on Form S-4 to be filed with the SEC by New Parent pursuant to which the Pubco Merger Consideration issuable in the Pubco Mergers will be registered with the SEC (including any amendments or supplements, the “Registration Statement”) shall, at the time the Registration Statement becomes effective under the Securities Act, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they are made, not misleading or (b) the Joint Information Statement/Proxy Statement/Prospectus will, at the date it is first mailed to the Company Stockholders and to the Parent Stockholders and at the time of the meeting of the Company Stockholders to consider the adoption of this Agreement (including any postponement, adjournment or recess thereof, the “Company Stockholders Meeting”), contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they are made, not misleading. Subject to the accuracy of the first sentence of Section 5.8, the Joint Information Statement/Proxy Statement/Prospectus will comply as to form in all material respects with the provisions of the Exchange Act and the rules and regulations thereunder; provided, however, that no representation is made by any Company Party with respect to statements made therein based on information supplied by or on behalf of the Parent Parties specifically for inclusion or incorporation by reference therein.

4.9 Company Permits; Compliance with Applicable Law. The Company and its Subsidiaries hold all permits, licenses, variances, exemptions, orders, franchises and approvals of all Governmental Entities necessary for the lawful conduct of their respective businesses (the “Company Permits”), except where the failure to so hold would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect. The Company and its Subsidiaries are in compliance with the terms of the Company Permits, except where the failure to so comply would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect. The businesses of the Company and its Subsidiaries are not currently being conducted, and at no time since December 31, 2022 have been conducted, in violation of any applicable Law, except for violations that would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect. As of the date of this Agreement, to the knowledge of the Company, no investigation or review by any Governmental Entity with respect to the Company or any of its Subsidiaries is pending or threatened, other than those the outcome of which would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect.

4.10 Compensation; Benefits.

(a) Set forth on Section 4.10 of the Company Disclosure Letter is a list, as of the date hereof, of all of the Company Plans of the Company or any of its Subsidiaries, except that such list need not include any Company Plan that is immaterial. True, correct and complete copies of each of the material Company Plans and related trust documents and favorable determination or opinion letters, if applicable, have been furnished or made available to Parent or its Representatives upon the request of Parent, along with the most recent report filed on Form 5500 and summary plan description with respect to each Company Plan required to file a Form 5500.

(b) Each Company Plan has been maintained in compliance with all applicable Laws, except where the failure to so comply would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect. Each Company Plan that is intended to be qualified under Section 401(a) of the Code has received or has reliance upon a favorable determination or opinion letter from the Internal Revenue Service and, to the knowledge of the Company, no circumstances exist that would reasonably be expected to result in any such letter being revoked or any such plan being disqualified.

(c) As of the date of this Agreement, there are no actions, suits or claims pending (other than routine claims for benefits) or, to the knowledge of the Company, threatened against, or with respect to, any of the Company Plans, except for such pending actions, suits or claims that would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect.

(d) All material contributions required to be made to the Company Plans pursuant to their terms have been timely made.

(e) There are no material unfunded benefit obligations with respect to any Company Plan that have not been properly accrued for in the Company’s financial statements or disclosed in the notes thereto in accordance with GAAP.

(f) None of the Company nor any member of its Aggregated Group contributes to or has in the past six (6) years contributed to, or has or has in the past six (6) years had an obligation to contribute to, or otherwise has any material liability (actual or contingent) with respect to, and no Company Plan is, a plan subject to Title IV of ERISA (including a multiemployer plan within the meaning of Section 3(37) of ERISA), Section 302 of ERISA, or Section 412 of the Code.

(g) Except for continuation coverage to be provided, and for no longer than the continuation coverage is required to be provided, pursuant to Section 4980B of the Code or any similar state Law, neither the Company nor any of its Subsidiaries has any current or projected liability for, and no Company Plan provides or promises, any postemployment or post-retirement medical, dental, disability, hospitalization, life or similar benefits (whether insured or self-insured) to any director, officer, or employee (including any former director, officer, or employee) of the Company or any of its Subsidiaries.

(h) Neither the Company nor any of its Subsidiaries has any obligation to gross-up, indemnify or otherwise reimburse any current or former service provider of the Company or any of its Subsidiaries for any Tax incurred by such service provider under Section 409A or 4999 of the Code or otherwise.

(i) Except as provided under this Agreement or as set forth in Section 4.10(i) of the Company Disclosure Letter, with respect to each director, officer, or employee (including each former director, officer, or employee) of the Company or any of its Subsidiaries, the consummation of the Transactions will not, either alone or together with any other event, (i) entitle any such individual to any payment or benefit, including any bonus, retention, severance, retirement or job security payment or benefit, (ii) accelerate the time of payment or vesting or trigger any payment or funding (through a grantor trust or otherwise) of compensation or benefits under, or increase the amount payable or trigger any other obligation under, any Company Plan, or (iii) result in the payment of any “excess parachute payment” (as defined in Section 280G(b)(1) of the Code).

4.11 Labor Matters.

(a) As of the date of this Agreement, (i) neither the Company nor any of its Subsidiaries is a party to or is currently negotiating to enter into any collective bargaining agreement or other agreement with any labor union, (ii) there is no pending union representation petition involving employees of the Company or any of its Subsidiaries, and (iii) the Company does not have knowledge of any activity or Proceeding of any labor organization (or representative thereof) or employee group (or representative thereof) to organize any such employees.

(b) As of the date of this Agreement, there is no unfair labor practice, charge or grievance arising out of a collective bargaining agreement, other agreement with any labor union, or other labor-related grievance Proceeding against the Company or any of its Subsidiaries pending, or, to the knowledge of the Company, threatened, other than such matters that would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect.

(c) As of the date of this Agreement, there is no strike, dispute, slowdown, work stoppage or lockout pending, or, to the knowledge of the Company, threatened, against or involving the Company or any of its Subsidiaries, other than such matters that would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect.

(d) The Company and each of its Subsidiaries are, and since January 1, 2022 have been, in compliance in all material respects with all applicable Laws respecting employment and employment practices, and there are no Proceedings pending or, to the knowledge of the Company, threatened against the Company or any of its Subsidiaries, by or on behalf of any applicant for employment, any current or former employee or any class of the foregoing, relating to any of the foregoing applicable Laws, or alleging breach of any express or implied contract of employment, wrongful termination of employment, or alleging any other discriminatory, wrongful or tortious conduct in connection with the employment relationship, other than any such matters described in this sentence that would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect. Since January 1, 2022, neither the Company nor any of its Subsidiaries has received any written notice of the intent of the Equal Employment Opportunity Commission, the National Labor Relations Board, the Department of Labor or any other Governmental Entity responsible for the enforcement of labor or employment Laws to conduct an investigation with respect to the Company or any of its Subsidiaries which would reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect.

4.12 Taxes.

(a) All material Tax Returns required to be filed by the Company or any of its Subsidiaries have been timely filed (taking into account extensions of time for filing). All material Taxes that are due and payable by the Company or any of its Subsidiaries have been paid in full or adequate reserves in respect thereof have been established on the financial statements of the Company in accordance with GAAP. All material withholding Tax requirements imposed on or with respect to the Company or any of its Subsidiaries have been satisfied in all material respects.

(b) There is not in force any waiver or agreement for any extension of time for the assessment or payment of any material Tax by the Company or any of its Subsidiaries (other than pursuant to extensions of time to file Tax Returns obtained in the ordinary course of business).

(c) No audit, investigation or similar Proceeding is currently being conducted or pending or, to the knowledge of the Company, is threatened with respect to the Company or any of its Subsidiaries in respect of any material Tax.

(d) There is no outstanding material claim, assessment or deficiency against the Company or any of its Subsidiaries for any Taxes that has been asserted in writing by any Governmental Entity other than those being contested in good faith through appropriate Proceedings and for which adequate reserves have been established on the financial statements of the Company in accordance with GAAP.

(e) Neither the Company nor any of its Subsidiaries is a party to any material Tax allocation, sharing or indemnity contract or arrangement pursuant to which it will have any potential liability to any Person after the Pubco Merger Effective Time (excluding (i) any agreement or arrangement solely among the members of a group the common parent of which is the Company, Scorpion Opco, or any of their respective Subsidiaries, and (ii) any Tax sharing or indemnification provisions contained in any agreement entered into in the ordinary course of business and not primarily relating to Tax (e.g., leases, credit agreements or other commercial agreements)). Neither the Company nor any of its Subsidiaries has any material liability for Taxes of any Person (other than the Company or any of its Subsidiaries) under Treasury Regulations Section 1.1502-6 (or any similar provision of U.S. state or local or non-U.S. Law) or as a transferee or successor.

(f) Neither the Company nor any of its Subsidiaries has participated, or is currently participating, in a “listed transaction” as defined in Treasury Regulations Section 1.6011-4(b)(2).

(g) Neither the Company nor any of its Subsidiaries has constituted a “distributing corporation” or a “controlled corporation” in a distribution of stock intended to qualify for tax-free treatment under Section 355 of the Code (or so much of Section 356 of the Code as relates to Section 355 of the Code) in the two (2) years prior to the date of this Agreement, or (ii) as part of a “plan” or “series of related transactions” (within the meaning of Section 355(e) of the Code) in conjunction with the Transactions.

(h) Scorpion Opco is, and has been since its formation, properly classified as a partnership (and not as a “publicly traded partnership” within the meaning of Section 7704(b) of the Code) or disregarded entity for U.S. federal (and applicable state and local) income tax purposes.

(i) Each Subsidiary of Scorpion Opco is, and has been since its formation, properly classified as a partnership (and not as a “publicly traded partnership” within the meaning of Section 7704(b) of the Code) or disregarded entity for U.S. federal (and applicable state and local) income tax purposes.

(j) As of the date hereof, neither the Company nor Scorpion Opco has any knowledge after reasonable diligence of any fact or circumstance, or has taken or agreed to take any action, that would reasonably be expected to prevent or impede: (i) the Pubco Mergers from qualifying for the Pubco Mergers Intended Tax Treatment or the Opco Merger from qualifying for the Opco Intended Tax Treatment or (ii) the issuance of either of the Closing Tax Opinions.

4.13 Litigation. As of the date of this Agreement, except for such matters as would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, there is no (a) Proceeding pending, or, to the knowledge of the Company, threatened against the Company or any of its Subsidiaries or (b) judgment, decree, injunction, ruling or order of any Governmental Entity or arbitrator outstanding against the Company or any of its Subsidiaries.

4.14 Intellectual Property. The Company and its Subsidiaries own or have the right to use all Intellectual Property necessary for the operation of the businesses of each of the Company and its Subsidiaries as presently conducted (collectively, the “Company Intellectual Property”) free and clear of all Encumbrances except for Permitted Encumbrances, except where the failure to own or have the right to use such properties would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect. To the knowledge of the Company, the use of the Company Intellectual Property by the Company and its Subsidiaries in the operation of the business of each of the Company and its Subsidiaries as presently conducted does not infringe upon or misappropriate any Intellectual Property of any other Person, except for such matters that would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect. The Company and its Subsidiaries have taken reasonable measures to protect the confidentiality of trade secrets used in the businesses of each of the Company and its Subsidiaries as presently conducted, except where failure to do so would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect.

4.15 Real Property. Except as would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, (a) the Company and its Subsidiaries have good, valid and defensible title to all material Real Property owned by the Company or any of its Subsidiaries (collectively, the “Company Owned Real Property”) and valid leasehold estates in all material Real Property leased, subleased, licensed or otherwise occupied (whether as tenant, subtenant or pursuant to other occupancy arrangements) by the Company or any Subsidiary of the Company (collectively, including the improvements thereon, the “Company Material Leased Real Property”) free and clear of all Encumbrances, except Permitted Encumbrances, (b) each agreement under which the Company or any Subsidiary of the Company is the landlord, sublandlord, tenant, subtenant, or occupant with respect to the Company Material Leased Real Property (each, a “Company Material Real Property Lease”) to the knowledge of the Company is in full force and effect and is valid and enforceable against the parties thereto in accordance with its terms, subject, as to enforceability, to Creditors’ Rights, and neither the Company nor any of its Subsidiaries, or to the knowledge of the Company, any other party thereto, has received written notice of any default under any Company Material Real Property Lease, and (c) as of the date of this Agreement, there does not exist any pending or, to the knowledge of the Company, threatened, condemnation or eminent domain Proceedings that affect any of the Company Owned Real Property or Company Material Leased Real Property.

4.16 Mineral Property Matters.

(a) Except as would not reasonably be expected to have a Company Material Adverse Effect and except for Mineral Property (i) sold, leased or otherwise disposed of in the ordinary course of business since the dates of the reserve reports audited by (A) Cawley, Gillespie & Associates, Inc. (collectively, the “Company Independent Petroleum Engineers” and such reserve reports, the “Company Independent Reserve Reports”) relating to the Company’s and its Subsidiaries’ interests referred to therein as of December 31, 2024 and (B) the Company relating to the Company’s and its Subsidiaries’ interests referred to therein as of March 31, 2025 (the “Company Internal Reserve Report” and collectively with the Company Independent Reserve Reports, the “Company Reserve Report”), (ii) reflected in the Company Reserve Report or in the Company SEC Documents as having been sold, leased or otherwise disposed of, or (iii) sold, leased or otherwise disposed of as permitted under Section 6.1, as of the date hereof, the Company and its Subsidiaries have Company Defensible Title to all Mineral Properties forming the basis for the reserves reflected in the Company Reserve Report and in each case as attributable to interests owned by the Company and its Subsidiaries. For purposes of the foregoing sentence, “Company Defensible Title” means the Company’s or one or more of its Subsidiaries’, as applicable, title (as of the date hereof and as of the Closing) to each of the Mineral Properties held or owned by them (or purported to be held or owned by them) that (A) entitles the Company (or one or more of its Subsidiaries, as applicable) to receive, not less than the net revenue interest share shown in the Company Reserve Report of all Hydrocarbons produced from or allocated to such Mineral Properties throughout the life of such Mineral Properties and (B) is free and clear of all Encumbrances (other than Permitted Encumbrances).

(b) Except for any such matters that, individually or in the aggregate, would not reasonably be expected to have a Company Material Adverse Effect, the factual, non-interpretive data (i) supplied by the Company to the Company Independent Petroleum Engineers relating to the Mineral Properties referred to in the Company Independent Reserve Report by or on behalf of Parent and its Subsidiaries and (ii) prepared by the Company related to the Mineral Properties referred to in the Company Internal Reserve Report, in each case, that was material to such firm’s estimates of proved oil and gas reserves attributable to the Minerals Properties of the Company and its Subsidiaries in connection with the preparation of the Company Reserve Report was, as of the time provided, accurate in all respects. Except for any such matters that, individually or in the aggregate, would not reasonably be expected to have a Company Material Adverse Effect, the oil and gas reserve estimates of the Company set forth in the Company Reserve Report are derived from reports that have been prepared by the Company Independent Petroleum Engineers in the case of the Company Independent Reserve Report and the Company in the case of the Company Internal Reserve Report, and such reserve estimates fairly reflect, in all respects, the oil and gas reserves of the Company and its Subsidiaries at the dates indicated therein and are in accordance with SEC guidelines applicable thereto applied on a consistent basis throughout the periods involved. Except for changes generally affecting the oil and gas exploration, development and production industry and Hydrocarbon mineral, royalty and non-cost-bearing interest industry (including changes in commodity prices) and normal depletion by production, there has been no change in respect of the matters addressed in the Company Reserve Report that would reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect.

(c) All royalties, revenues, and other benefits attributable or allocable to production from, or the ownership of, the Company and its Subsidiaries interest in the Mineral Properties referred to in the Company Reserve Report that are payable to the Company or its Subsidiaries are being received by the Company or its Subsidiaries in a timely and proper manner and are not being held in suspense by any operator of or purchaser of Hydrocarbon production (other than any such royalties or revenues held in suspense by operators pending execution of division orders associated with newly drilled wells, newly acquired interests, or otherwise being held in suspense in accordance with Law), except as would not reasonably be expected, individually or in the aggregate, to have a Company Material Adverse Effect.

(d) Except in each case as would not reasonably be expected, individually or in the aggregate, to have a Company Material Adverse Effect, neither the Company nor its Subsidiaries has received any royalties, revenues, or other benefits attributable to production from or the ownership of, any Mineral Properties in excess of the royalties, revenues, or other benefits such Person is properly entitled to or that such Person would otherwise be required to remit to (or be subject to offset by) any operator, purchaser of production or other royalty owner.

(e) Except in each case as would not reasonably be expected, individually or in the aggregate, to have a Company Material Adverse Effect, the Mineral Properties referred to in the Company Reserve Report do not include any mineral interest where any of the Company or its Subsidiaries has agreed to, or will have to, directly pay and bear a share of drilling, operating or other costs as a participating mineral owner, excluding any instances where the Company or its Subsidiaries have been force pooled under applicable Law or the Company’s or such Subsidiaries’, such Person is an unleased non-participating mineral owner and/or such Person’s share of drilling, operating or other costs as a non-participating or participating mineral owner in such pooled unit or well are set off against the such Person’s share of the proceeds of production attributable to such pooled unit.

4.17 Environmental Matters. Except for those matters that would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect:

(a) the Company and its Subsidiaries and their respective operations and assets are in compliance with Environmental Laws;

(b) as of the date of this Agreement, the Company and its Subsidiaries are not subject to any pending or, to the Company’s knowledge, threatened Proceeding under Environmental Laws;

(c) neither the Company nor any Subsidiary of the Company has caused any Release of Hazardous Materials at any property currently or, to the knowledge of the Company, formerly owned, operated or otherwise used by the Company or any of its Subsidiaries, or, to the knowledge of the Company, by any predecessors of the Company or any Subsidiary of the Company, which Releases are reasonably likely to result in material liability to the Company under Environmental Law,

(d) as of the date of this Agreement, neither the Company nor any of its Subsidiaries has received any written notice asserting a liability or obligation under any Environmental Laws with respect to the investigation, remediation, removal, or monitoring of the Release of any Hazardous Materials at or from any property currently or formerly owned, operated, or otherwise used by the Company, or at or from any off-site location where Hazardous Materials from the Company’s operations have been sent for treatment, disposal storage or handling; and

(e) the Company has made available to Parent upon Parent’s request true and complete copies of any environmental site assessments, investigations, audit report, or similar documentation in its possession, custody or control relating to the Company or its Subsidiaries’ compliance with or liability under Environmental Laws, or otherwise with respect to the environmental condition of any Mineral Property.

4.18 Material Contracts.

(a) Except for any Mineral Property, oil and gas lease, top-lease, ratification of lease, lease extension, lease ratification or lease joinder, pooling agreement, production sharing agreement, allocation agreement, unitization agreement or similar instrument burdening or constituting the chain of title to any Mineral Property, Section 4.18 of the Company Disclosure Letter sets forth a true and complete list, as of the date of this Agreement, of the following contracts to or by which the Company or any of its Subsidiaries is a party or is bound as of the date of this Agreement (other than the contracts listed in clause (i) below, which are not required to be listed thereon):

(i) each “material contract” (as such term is defined in Item 601(b)(10) of Regulation S-K under the Exchange Act);

(ii) each contract that provides for the acquisition, disposition, license, use, distribution or outsourcing of assets, services, rights or properties (excluding Mineral Properties) with respect to which the Company reasonably expects that the Company and its Subsidiaries will make annual payments in excess of $2,000,000 or aggregate payments in excess of $10,000,000;

(iii) each contract that constitutes a commitment relating to Indebtedness for borrowed money or the deferred purchase price of property by the Company or any of its Subsidiaries (whether incurred, assumed, guaranteed or secured by any asset) in excess of $10,000,000, other than agreements solely between or among the Company and its Subsidiaries;

(iv) each contract containing any area of mutual interest, joint bidding area, joint acquisition area, or non-compete or similar type of provision that, following the Closing, by virtue of Parent becoming an Affiliate of the Company as a result of the Transactions, would by its terms materially restrict the ability of Parent or any of its Subsidiaries to compete in any line of business or with any Person or in any geographic area during any period of time after the Closing;

(v) each contract involving the acquisition or sale of (or option to purchase or sell) any Mineral Properties with a purchase price in excess of $20,000,000, other than (1) the granting or entering into in the ordinary course of business of any Mineral Properties, oil and gas lease, top-lease, ratification of lease, lease extension, lease ratification or lease joinder, pooling agreement, production sharing agreement, allocation agreement, unitization agreement or similar instrument with respect to Mineral Properties, (2) contracts involving the acquisition or sale of (or option to purchase or sell) Hydrocarbons in the ordinary course of business or (3) contracts related to an acquisition or sale that was completed prior to December 31, 2023 and do not contain any material surviving obligations of any party thereto;

(vi) each contract for any Derivative Transaction;

(vii) each partnership, joint venture or limited liability company agreement;

(viii) each collective bargaining agreement to which the Company is a party or is subject;

(ix) any contract the primary purpose thereof is or was to indemnify another Person;

(x) any contract with a Related Party of the Company with respect to which the Company reasonably expects that the Company and its Subsidiaries will make aggregate payments in excess of $120,000 or grants any material right to such Related Party;

(xi) any contract that provides for a call or option on production, or acreage dedication to a gathering, transportation or other arrangement downstream of the wellhead, for a term of greater than one (1) year;

(xii) each contract that obligates the Company or any of its Subsidiaries to make non-contingent aggregate annual expenditures that can reasonably be expected to result in excess of $2,000,000;

(xiii) each agreement under which the Company or any of its Subsidiaries has advanced or loaned any amount of money to any of its officers, directors, employees or consultants, or to any other person with a principal amount in excess of $120,000; and

(xiv) each agreement that contains any “most favored nation” or most favored customer provision, preferential right or rights of first or last offer, negotiation or refusal, in each case other than those contained in any agreement in which such provision is included in an oil and gas lease of any Mineral Properties or solely for the benefit of the Company or any of its Subsidiaries, to which the Company or any of its Subsidiaries or any of their respective Affiliates is subject, and is material to the business of the Company and its Subsidiaries, taken as a whole.

(b) Collectively (but excluding any Mineral Property, oil and gas lease, top-lease, ratification of lease, lease extension, lease ratification or lease joinder, pooling agreement, production sharing agreement, allocation agreement, unitization agreement or similar instrument burdening or constituting the chain of title to any Mineral Property), the contracts set forth in Section 4.18(a) are herein referred to as the “Company Contracts.” Except as would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, each Company Contract is legal, valid, binding and enforceable in accordance with its terms on the Company and each of its Subsidiaries that is a party thereto and, to the knowledge of the Company, each other party thereto, and is in full force and effect, subject, as to enforceability, to Creditors’ Rights. Except as would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, neither the Company nor any of its Subsidiaries is in breach or default under any Company Contract nor, to the knowledge of the Company, is any other party to any such Company Contract in breach or default thereunder.

4.19 Derivative Transactions.

(a) The Company SEC Documents accurately summarize, in all material respects, all Derivative Transactions outstanding as of the date of this Agreement entered into by the Company or any of its Subsidiaries or for the account of any of its customers, in each case as of the date of this Agreement. All Derivative Transactions entered into by the Company or any of its Subsidiaries or for the account of any of its customers as of the date of this Agreement were entered into in accordance with applicable Laws, and in accordance with the investment, securities, commodities, risk management and other policies, practices and procedures employed by the Company and its Subsidiaries, and were entered into with counterparties believed at the time to be financially responsible and able to understand (either alone or in consultation with their advisers) and to bear the risks of such Derivative Transactions.

(b) The Company and each of its Subsidiaries have duly performed in all material respects all of their respective obligations under the Derivative Transactions to the extent that such obligations to perform have accrued, and, to the knowledge of the Company, there are no material breaches, violations, collateral deficiencies, requests for collateral or demands for payment, or defaults or allegations or assertions of such by any party thereunder.

4.20 Insurance. Set forth on Section 4.20 of the Company Disclosure Letter is a true, correct and complete list of all material insurance policies held by the Company or any of its Subsidiaries as of the date of this Agreement (collectively, the “Material Company Insurance Policies”). Each of the Material Company Insurance Policies is in full force and effect on the date of this Agreement and a true, correct and complete copy of each Material Company Insurance Policy has been made available to Parent upon Parent’s request prior to the date of this Agreement. All premiums payable under the Material Company Insurance Policies prior to the date of this Agreement have been duly paid to date. As of the date of this Agreement, no written notice of cancellation or termination has been received with respect to any Material Company Insurance Policy.

4.21 Opinion of Financial Advisor. The Company Board has received the opinion of J.P. Morgan Securities LLC addressed to the Company Board to the effect that, based upon and subject to the limitations, qualifications, assumptions and other factors set forth therein, as of the date of such opinion, the Exchange Ratio provided for in the Transactions is fair from a financial point of view to the holders of the Company Common Stock.

4.22 Brokers. Except for the fees and expenses payable to J.P. Morgan Securities LLC, no broker, investment banker, or other Person is entitled to any broker’s, finder’s or other similar fee or commission in connection with the Transactions based upon arrangements made by or on behalf of the Company Parties.

4.23 Takeover Laws. No Takeover Law applies with respect to the Company, Scorpion Opco or any of their respective Subsidiaries in connection with this Agreement, the Mergers or any of the other transactions contemplated hereby. There is no shareholder rights plan, “poison pill” antitakeover plan or similar device in effect to which the Company or any of its Subsidiaries is subject, party or otherwise bound.

4.24 No Additional Representations.

(a) Except for the representations and warranties made in this Article IV, no Company Party nor any other Person on behalf of a Company Party makes any express or implied representation or warranty with respect to the Company Parties or any of their respective Subsidiaries or their respective businesses, operations, assets, liabilities or conditions (financial or otherwise) in connection with this Agreement or the Transactions, and the Company Parties hereby disclaim any such other representations or warranties. In particular, without limiting the foregoing disclaimer, no Company Party nor any other Person on behalf of the Company Parties makes or has made any representation or warranty to any Parent Party or any of their respective Affiliates or Representatives with respect to, except for the representations and warranties made by the Company Parties in this Article IV, (i) any financial projection, forecast, estimate, budget or prospect information relating to any Company Party or any of their respective Subsidiaries or their respective businesses; or (ii) any oral or written information presented to any Parent Party or any of their respective Affiliates or Representatives in the course of their due diligence investigation of the Company Parties, the negotiation of this Agreement or in the course of the Transactions.

(b) Notwithstanding anything contained in this Agreement to the contrary, the Company Parties acknowledge and agree that no Parent Party or any other Person on behalf of the Parent Parties has made or is making any representations or warranties relating to any Parent Party or their respective Subsidiaries whatsoever, express or implied, beyond those expressly given by the Parent Parties in Article V, including any implied representation or warranty as to the accuracy or completeness of any information regarding any Parent Party furnished or made available to the Company Parties, or any of their Representatives and that the Company Parties have not relied upon any such other representation or warranty not set forth in this Agreement. Without limiting the generality of the foregoing, the Company Parties acknowledge that no representations or warranties are made with respect to any projections, forecasts, estimates, budgets or prospect information that may have been made available to the Company Parties or any of their respective Representatives (including in certain “data rooms,” “virtual data rooms,” management presentations or in any other form in expectation of, or in connection with, the Mergers or the other Transactions).

ARTICLE V

REPRESENTATION AND WARRANTIES OF THE PARENT PARTIES

Except as set forth in the disclosure letter dated as of the date of this Agreement and delivered by the Parent Parties to the Company on the date of this Agreement (the “Parent Disclosure Letter”) (it being agreed that the disclosure of any information in a particular section or subsection of the Parent Disclosure Letter shall be deemed disclosure of such information with respect to any other section or subsection of this Agreement to which the relevance of such information is readily apparent on its face), and except as disclosed in the Parent SEC Documents (including all exhibits and schedules thereto and documents incorporated by reference therein) (excluding any disclosures in any risk factors section, in any section related to forward-looking statements and other disclosures that are predictive or forward-looking in nature) filed with or furnished to the SEC and publicly available on EDGAR prior to the date of this Agreement, the Parent Parties represent and warrant to the Company Parties as follows:

5.1 Organization, Standing and Power. Each Parent Party and its Subsidiaries is a corporation, partnership or limited liability company duly organized, as the case may be, validly existing and in good standing under the Laws of its jurisdiction of incorporation or organization, with all requisite entity power and authority to own, lease and operate its properties and to carry on its business as now being conducted, other than where the failure to be so organized or to have such power, authority or standing would not reasonably be expected to have, individually or in the aggregate, be material to the Parent and its Subsidiaries, taken as a whole. Each Parent Party and its Subsidiaries is duly qualified and in good standing to do business in each jurisdiction in which the business it is conducting, or the operation, ownership or leasing of its properties, makes such qualification necessary, other than where the failure to so qualify or be in good standing would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect on Parent (a “Parent Material Adverse Effect”). Each of the Parent Parties has previously made available to the Company complete and correct copies of its Organizational Documents.

5.2 Capital Structure.

(a) The authorized capital stock of Parent consists of 1,000,000,000 shares of Parent Class A Common Stock, 1,000,000,000 shares of Parent Class B Common Stock and 100,000,000 shares of preferred stock, par value $0.000001 per share (“Parent Preferred Stock” and, together with the Parent Common Stock, the “Parent Capital Stock”). At the close of business on May 30, 2025: (i) 131,067,235 shares of Parent Class A Common Stock (excluding treasury shares) were issued and outstanding, (ii) 157,458,390 shares of Parent Class B Common Stock (excluding treasury shares) were issued and outstanding, (iii) 167,552,060 Cobra Opco Units were issued and outstanding and not held by Parent or any of its Subsidiaries, (iv) 131,067,235 Cobra Opco Units were issued and outstanding and held by Parent, (v) no shares of Parent Class A Common Stock and no shares of Parent Class B Common Stock were held by Parent in its treasury, (vi) no shares of Parent Preferred Stock were issued and outstanding or held by the Parent in its treasury, (vii) 160,360 shares were subject to outstanding Parent RSU Awards, (viii) 177,551 shares (assuming target levels of performance are achieved) or 443,878 shares (assuming maximum levels of performance are achieved) were subject to outstanding Parent PSU Awards, (ix) no Cobra Opco Units were subject to outstanding awards of phantom Cobra Opco Units, and (x) 167,552,060 shares of Parent Class A Common Stock are available for issuance in exchange for Cobra Opco Units (together with the corresponding shares of Parent Class B Common Stock).

(b) All outstanding shares of Parent Common Stock and Cobra Opco Units are validly issued, fully paid and non-assessable (except as such nonassessability may be affected by matters described in the DLLCA or the DLPA) and are not subject to preemptive rights (except as set forth in the applicable Organizational Documents). All outstanding shares of Parent Common Stock, and Cobra Opco Units have been issued and granted in compliance in all material respects with (i) applicable securities Laws and other applicable Law and (ii) all requirements set forth in applicable contracts. As of the close of business on May 30, 2025, except as expressly set forth in this Section 5.2 or in the applicable Organizational Documents, there were no outstanding equity interests or outstanding options, warrants or other rights to subscribe for, purchase or acquire from Parent or any of its Subsidiaries any capital stock or other equity interests of Parent or Cobra Opco or Securities convertible into or exchangeable or exercisable for capital stock or equity interests of Parent or Cobra Opco. Except as (x) expressly set forth in this Section 5.2 (including Section 5.2 of the Parent Disclosure Letter), (y) as set forth in the applicable Organizational Documents and

(z) except for changes since May 30, 2025, resulting from the settlement of Parent RSU Awards or Parent PSU Awards, as of the date hereof, there are outstanding: (A) no shares of Parent Capital Stock, units of Cobra Opco or other equity interests of Parent or Cobra Opco, (B) no Securities of Parent or any Subsidiary of Parent convertible into or exchangeable or exercisable for shares of Parent Capital Stock or other equity or voting Securities of Parent or Cobra Opco and (C) no options, warrants, calls, rights (including preemptive rights), commitments or agreements to which Parent or any Subsidiary of Parent is a party or by which it is bound in any case obligating Parent or any Subsidiary of Parent to issue, deliver, sell, purchase, redeem or acquire, or cause to be issued, delivered, sold, purchased, redeemed or acquired, additional shares of Parent Capital Stock or other equity or voting Securities of Parent or Cobra Opco, or obligating Parent or any Subsidiary of Parent to grant, extend or enter into any such option, warrant, call, right, commitment or agreement for equity interests of Parent or Cobra Opco. Other than the Parent Support Agreement or the Organizational Documents of Parent or Cobra Opco, there are not any stockholder agreements, voting trusts or other agreements to which Parent or Cobra Opco is a party or by which it is bound relating to the voting of any shares of Parent Capital Stock or any other Securities of Parent or Cobra Opco.

(c) As of the close of business on June 2, 2025, the authorized capital stock of New Parent consists of 100 shares of common stock, par value $0.01 per share, all of which shares are validly issued, fully paid and nonassessable and are owned by Parent.

(d) Until the Closing, (i) Parent will be the sole stockholder of New Parent, (ii) New Parent will be the sole stockholder of each of Scorpion Merger Sub and Cobra Merger Sub, and (iii) the shares of common stock of each of Scorpion Merger Sub and Cobra Merger Sub will have been duly authorized and validly issued in accordance with applicable Law and the respective Organizational Documents of Scorpion Merger Sub and Cobra Merger Sub. The Parent Majority Stockholder owns at least a majority of the voting power of the issued and outstanding Parent Common Stock.

5.3 Authority; No Violations, Consents and Approvals.

(a) Each Parent Party has all requisite organizational power and authority to execute and deliver this Agreement and to perform its obligations hereunder. The execution and delivery of this Agreement by the Parent Parties and the consummation by the Parent Parties of the Transactions have been duly authorized by all necessary corporate, partnership or limited liability company action on the part of the Parent Parties. This Agreement has been duly executed and delivered by the Parent Parties and, assuming the due and valid execution of this Agreement by each Company Party, constitutes a valid and binding obligation of each Parent Party, enforceable against such Parent Party in accordance with its terms, subject as to enforceability to Creditors’ Rights. The Parent Board, at a meeting duly called and held by unanimous vote, (i) determined that this Agreement and the transactions contemplated hereby, including the Cobra Pubco Merger, are fair to, and in the best interests of, the Parent Stockholders, (ii) approved, adopted and declared advisable this Agreement and the transactions contemplated hereby, including the Cobra Pubco Merger, (iii) resolved to recommend that the Parent Stockholders approve and adopt this Agreement and the transactions contemplated hereby, including the Cobra Pubco Merger, and (iv) authorized action by written consent of the Parent Stockholders on the foregoing matters.

(b) Parent, in its capacity as the managing member of Cobra Opco, has adopted resolutions (i) determining that this Agreement and the Transactions, including the Opco Merger, are fair to, and in the best interests of, Cobra Opco and its members and (ii) approving, adopting and declaring advisable this Agreement and the Transactions, including the Opco Merger, which resolutions have not been subsequently rescinded, modified or withdrawn in any way.

(c) The Board of Directors of Cobra Merger Sub has by unanimous written consent (A) determined that this Agreement and the transactions contemplated hereby, including the Cobra Pubco Merger, are fair to, and in the best interests of, the sole stockholder of Cobra Merger Sub and (B) approved, adopted and declared advisable this Agreement and the transactions contemplated hereby, including the Cobra Pubco Merger. The Board of Directors of Scorpion Merger Sub has by unanimous written consent (A) determined that this Agreement and the transactions contemplated hereby, including the Scorpion Pubco Merger, are fair to, and in the best interests of, the sole stockholder of Scorpion Merger Sub and (B) approved, adopted and declared advisable this Agreement and the transactions contemplated hereby, including the Scorpion Pubco Merger. Parent, as the owner of all of the outstanding shares of capital stock of New Parent, will promptly (and within 24 hours) following the execution of this Agreement adopt this Agreement, including the New Parent Stock Issuance, in its capacity as sole stockholder of New Parent by irrevocable written consent (the “New Parent Stockholder Approval”). New Parent, as the owner of all of the outstanding shares of capital stock of each of Scorpion Merger Sub and Cobra Merger Sub, will promptly (and within 24 hours) following the execution of this Agreement adopt this Agreement, including the Pubco Mergers, in its capacity as sole stockholder of each of Scorpion Merger Sub and Cobra Merger Sub by irrevocable written consent (the “Merger Sub Stockholder Approvals”). Upon receipt of the Parent Stockholder Approval, the New Parent Stockholder Approval and the Merger Sub Stockholder Approvals, no approval or vote from any holders of any class or series of capital stock of Parent, New Parent, Cobra Merger Sub, Scorpion Merger Sub or Cobra Opco is necessary to adopt this Agreement and approve and consummate the Transactions.

(d) The execution and delivery of this Agreement does not, and the consummation of the Transactions will not (with or without notice or lapse of time, or both) (i) contravene, conflict with or result in a violation of any material provision of the Organizational Documents of any of the Parent Parties, (ii) result in a violation of, or default under, or acceleration of any material obligation or the loss of a material benefit under, or result in the creation of any Encumbrance upon any of the properties or assets of any Parent Party or any of their respective Subsidiaries under, any provision of any contract to which any Parent Party or any of their respective Subsidiaries is a party or by which the Parent Parties or any of their respective Subsidiaries or their respective properties or assets are bound, or (iii) assuming the Consents referred to in Section 5.4 are duly and timely obtained or made, contravene, conflict with or result in a violation of any Law applicable to the Parent Parties or any of their respective Subsidiaries or any of their respective properties or assets, other than in the case of clauses (ii) and (iii) any such contraventions, conflicts, violations, defaults, acceleration, losses or Encumbrances that would not reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect.

5.4 Consents. No Consent from any Governmental Entity is required to be obtained or made by the Parent Parties or their Subsidiaries in connection with the execution and delivery of this Agreement by the Parent Parties or the consummation by the Parent Parties of the Transactions except for: (i) the filing of a Competition Law Notification report by Parent under the HSR Act and the expiration or termination of the applicable waiting period with respect thereto; (ii) the filing with the SEC of (A) the Joint Information Statement/Proxy Statement/Prospectus and the Registration Statement and (B) such reports under Section 13(a) of the Exchange Act and such other compliance with the Exchange Act and the rules and regulations thereunder as may be required in connection with this Agreement and the Transactions; (iii) the filing of the Certificates of Merger with the Delaware Secretary of State; (iv) filings with the Nasdaq; (v) such filings and approvals as may be required by any applicable state securities or “blue sky” Laws or Takeover Laws; and (vi) any such Consent that the failure to obtain or make would not reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect.

5.5 SEC Documents; Financial Statements.

(a) The Parent SEC Documents include all forms, reports, schedules and statements required to be filed or furnished under the Securities Act or the Exchange Act, respectively, by Parent since January 1, 2022. As of their respective dates, the Parent SEC Documents, as amended, complied as to form in all material respects with the applicable requirements of the Securities Act, or the Exchange Act, as the case may be, and the rules and regulations of the SEC thereunder applicable to such Parent SEC Documents, and none of such Parent SEC Documents contained, when filed or, if amended prior to the date of this Agreement, as of the date of such amendment with respect to those disclosures that are amended, any untrue statement of a material fact or omitted to state a material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances under which they were made, not misleading.

(b) The financial statements (i) of Parent included in the Parent SEC Documents and (ii) to the knowledge of Parent, any other Person included in the Parent SEC Documents, in each case, including all notes and schedules thereto, complied in all material respects, when filed or if amended prior to the date of this Agreement, as of the date of such amendment, with the rules and regulations of the SEC with respect thereto, were prepared in accordance with GAAP applied on a consistent basis during the periods involved (except as may be indicated in the notes thereto or, in the case of the unaudited statements, as permitted by Rule 10-01 of Regulation S-X of the SEC) and fairly present in all material respects in accordance with applicable requirements of GAAP (subject, in the case of the unaudited statements, to normal year-end audit adjustments) the financial position of Parent and its consolidated Subsidiaries or such Person, as applicable, as of their respective dates and the results of operations and the cash flows of Parent and its consolidated Subsidiaries or such Person, as applicable, for the periods presented therein. For the avoidance of doubt, no representations or warranties are made by Parent pursuant to this Section 5.5(b) with respect to any financial statements or other financial information furnished by the Company and included in the Registration Statement or the Joint Information Statement/Proxy Statement/Prospectus.

5.6 Absence of Certain Changes or Events.

(a) Since December 31, 2024 through the date of this Agreement, there has not been any event, change, effect or development that, individually or in the aggregate, had or would reasonably be expected to have a Parent Material Adverse Effect.

(b) Except as set forth on Section 5.6(b) of the Parent Disclosure Letter, from December 31, 2024, through the date of this Agreement, Parent and its Subsidiaries have conducted their business in the ordinary course of business in all material respects.

5.7 No Undisclosed Material Liabilities. Except as set forth on Section 5.7 of the Parent Disclosure Letter, there are no liabilities of Parent or any of its Subsidiaries of any kind whatsoever, whether accrued, contingent, absolute, determined, determinable or otherwise, other than: (a) liabilities adequately provided for on the balance sheet of Parent dated as of March 31, 2025 (including the notes thereto) contained in Parent’s Quarterly Report on Form 10-Q for the three months ended March 31, 2025; (b) liabilities incurred in the ordinary course of business subsequent to March 31, 2025; (c) liabilities incurred in connection with the Transactions; (d) liabilities incurred as permitted or required by Section 6.2 and (e) liabilities that would not reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect.

5.8 Information Supplied. None of the information supplied or to be supplied by the Parent Parties for inclusion or incorporation by reference in (a) the Registration Statement shall, at the time the Registration Statement becomes effective under the Securities Act, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they are made, not misleading or (b) the Joint Information Statement/Proxy Statement/Prospectus will, at the date it is first mailed to the Company Stockholders and to the Parent Stockholders and at the time of the Company Stockholders Meeting, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they are made, not misleading. Subject to the accuracy of the first sentence of Section 5.8, the Joint Information Statement/Proxy Statement/Prospectus and the Registration Statement will comply as to form in all material respects with the provisions of the Securities Act and the Exchange Act and the rules and regulations thereunder; provided, however, that no representation is made by any Parent Party with respect to statements made therein based on information supplied by or on behalf of the Company Parties specifically for inclusion or incorporation by reference therein.

5.9 Parent Permits; Compliance with Applicable Law. Parent and its Subsidiaries hold all permits, licenses, variances, exemptions, orders, franchises and approvals of all Governmental Entities necessary for the lawful conduct of their respective businesses (the “Parent Permits”), except where the failure to so hold would not reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect. Parent and its Subsidiaries are in compliance with the terms of the Parent Permits, except where the failure to so comply would not reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect. The businesses of Parent and its Subsidiaries are not currently being conducted, and at no time since December 31, 2022 have been conducted, in violation of any applicable Law, except for violations that would not reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect. As of the date of this Agreement, to the knowledge of Parent, no investigation or review by any Governmental Entity with respect to Parent or any of its Subsidiaries is pending or threatened, other than those the outcome of which would not reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect.

5.10 Employee Benefits.

(a) Neither Parent nor any of its Subsidiaries sponsors, maintains or contributes to (nor has Parent or any of its Subsidiaries ever sponsored, maintained or contributed to) any Employee Plan and neither Parent nor any of its Subsidiaries has, or has in the past six (6) years had, any obligation to contribute to any Employee Plan.

(b) Neither Parent nor any member of its Aggregated Group sponsors, maintains or contributes to (nor has Parent or any member of its Aggregated Group in the past six (6) years sponsored, maintained or contributed to), any Employee Plan that is subject to Title IV of ERISA or any Employee Plan that provides for retiree health and welfare benefits (other than as required under Section 4980B of the Code), and neither Parent nor any member of its Aggregated Group has, or has in the past six (6) years had, any liability (including contingent liability) with respect to any Employee Plan that is subject to Title IV of ERISA (including a multiemployer plan, as defined in Section 3(37) of ERISA).

5.11 Labor Matters.

(a) Neither Parent nor any of its Subsidiaries has, or has in the past six (6) years had, any employees on its payroll.

(b) All individuals who provide services to Parent or its Subsidiaries provide such services in accordance with and pursuant to the Secondment Agreement. Except as would not reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect, the Secondment Agreement is legal, valid, binding and enforceable in accordance with its terms on Parent and each of its Subsidiaries that is a party thereto and, to the knowledge of Parent, each other party thereto, and is in full force and effect, subject, as to enforceability, to Creditors’ Rights. Except as would not reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect, neither Parent nor any of its Subsidiaries is in breach or default under the Secondment Agreement nor, to the knowledge of the Parent, is any other party to the Secondment Agreement in breach or default thereunder.

5.12 Taxes.

(a) All material Tax Returns required to be filed by the Parent or any of its Subsidiaries have been timely filed (taking into account extensions of time for filing). All material Taxes that are due and payable by the Parent or any of its Subsidiaries have been paid in full or adequate reserves in respect thereof have been established on the financial statements of the Parent in accordance with GAAP. All material withholding Tax requirements imposed on or with respect to the Parent or any of its Subsidiaries have been satisfied in all material respects.

(b) There is not in force any waiver or agreement for any extension of time for the assessment or payment of any material Tax by the Parent or any of its Subsidiaries (other than pursuant to extensions of time to file Tax Returns obtained in the ordinary course of business).

(c) No audit, investigation or similar Proceeding is currently being conducted or pending or, to the knowledge of the Parent, is threatened with respect to the Parent or any of its Subsidiaries in respect of any material Tax.

(d) There is no outstanding material claim, assessment or deficiency against the Parent or any of its Subsidiaries for any Taxes that has been asserted in writing by any Governmental Entity other than those being contested in good faith through appropriate Proceedings and for which adequate reserves have been established on the financial statements of the Parent in accordance with GAAP.

(e) Neither the Parent nor any of its Subsidiaries is a party to any material Tax allocation, sharing or indemnity contract or arrangement pursuant to which it will have any potential liability to any Person after the Pubco Merger Effective Time (excluding (i) any agreement or arrangement solely among the members of a group the common parent of which is the Parent, Cobra Opco, or any of their respective Subsidiaries, and (ii) any Tax sharing or indemnification provisions contained in any agreement entered into in the ordinary course of business and not primarily relating to Tax (e.g., leases, credit agreements or other commercial agreements)). Neither the Parent nor any of its Subsidiaries has any material liability for Taxes of any Person (other than the Parent or any of its Subsidiaries) under Treasury Regulations Section 1.1502-6 (or any similar provision of U.S. state or local or non-U.S. Law) or as a transferee or successor.

(f) Neither the Parent nor any of its Subsidiaries has participated, or is currently participating, in a “listed transaction” as defined in Treasury Regulations Section 1.6011-4(b)(2).

(g) Neither the Parent nor any of its Subsidiaries has constituted a “distributing corporation” or a “controlled corporation” in a distribution of stock intended to qualify for tax-free treatment under Section 355 of the Code (or so much of Section 356 of the Code as relates to Section 355 of the Code) in the two (2) years prior to the date of this Agreement, or (ii) as part of a “plan” or “series of related transactions” (within the meaning of Section 355(e) of the Code) in conjunction with the Transaction.

(h) Cobra Opco is, and has been since its formation, properly classified as a partnership (and not as a “publicly traded partnership” within the meaning of Section 7704(b) of the Code) or disregarded entity for U.S. federal (and applicable state and local) income tax purposes.

(i) Each Subsidiary of Cobra Opco is, and has been since its formation, properly classified as a partnership (and not as a “publicly traded partnership” within the meaning of Section 7704(b) of the Code) or disregarded entity for U.S. federal (and applicable state and local) income tax purposes.

(j) As of the date hereof, neither the Parent nor Cobra Opco has any knowledge after reasonable diligence of any fact or circumstance, or has taken or agreed to take any action, that would reasonably be expected to prevent or impede: (i) the Pubco Mergers from qualifying for the Pubco Mergers Intended Tax Treatment or the Opco Merger from qualifying for the Opco Intended Tax Treatment or (ii) the issuance of either of the Closing Tax Opinions.

5.13 Litigation. As of the date of this Agreement, except for such matters as would not reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect, there is no (a) Proceeding pending, or, to the knowledge of Parent, threatened against Parent or any of its Subsidiaries, or (b) judgment, decree, injunction, ruling or order of any Governmental Entity or arbitrator outstanding against Parent or any of its Subsidiaries.

5.14 Mineral Property Matters.

(a) Except as would not reasonably be expected to have a Parent Material Adverse Effect and except for Mineral Property (i) sold, leased or otherwise disposed of in the ordinary course of business since the dates of the reserve reports prepared by (A) Ryder Scott Company, LP (collectively, the “Parent Independent Petroleum Engineers” and such reserve reports, the “Parent Independent Reserve Report”) relating to Parent’s and its Subsidiaries’ interests referred to therein as of December 31, 2024 and (B) Parent relating to Parent’s and its Subsidiaries’ interests referred to therein as of March 31, 2025 (the “Parent Internal Reserve Report” and collectively with the Parent Independent Reserve Report, the “Parent Reserve Reports”), (ii) reflected in the Parent Reserve Reports or in the Parent SEC Documents as having been sold, leased or otherwise disposed of, or (iii) sold, leased or otherwise disposed of as permitted under Section 6.1, as of the date hereof, Parent and its Subsidiaries have Parent Defensible Title to all Mineral Properties forming the basis for the reserves reflected in the Parent Reserve Report and in each case as attributable to interests owned by Parent and its Subsidiaries. For purposes of the foregoing sentence, “Parent Defensible Title” means Parent’s or one or more of its Subsidiaries’, as applicable, title (as of the date hereof and as of the Closing) to each of the Mineral Properties held or owned by them (or purported to be held or owned by them) that (A) entitles Parent (or one or more of its Subsidiaries, as applicable) to receive, not less than the net revenue interest share shown in the Parent Reserve Reports of all Hydrocarbons produced from or allocated to such Mineral Properties throughout the life of such Mineral Properties and (B) is free and clear of all Encumbrances (other than Permitted Encumbrances).

(b) Except for any such matters that, individually or in the aggregate, would not reasonably be expected to have a Parent Material Adverse Effect, the factual, non-interpretive data (i) supplied by Parent to the Parent Independent Petroleum Engineers relating to the Mineral Properties referred to in the Parent Independent Reserve Report by or on behalf of the Company and its Subsidiaries and (ii) prepared by Parent related to the Mineral Properties referred to in the Parent Internal Reserve Report, in each case, that was material to such firm’s estimates of proved oil and gas reserves attributable to the Minerals Properties of Parent and its Subsidiaries in connection with the preparation of the Parent Reserve Reports was, as of the time provided, accurate in all respects. Except for any such matters that, individually or in the aggregate, would not reasonably be expected to have a Parent Material Adverse Effect, the oil and gas reserve estimates of Parent set forth in the Parent Reserve Reports are derived from reports that have been prepared by the Parent Independent Petroleum Engineers in the case of the Parent Independent Reserve Report and Parent in the case of the Parent Internal Reserve Report, and such reserve estimates fairly reflect, in all respects, the oil and gas reserves of Parent and its Subsidiaries at the dates indicated therein and are in accordance with SEC guidelines applicable thereto applied on a consistent basis throughout the periods involved. Except for changes generally affecting the oil and gas exploration, development and production industry and Hydrocarbon mineral, royalty and non-cost-bearing interest industry (including changes in commodity prices) and normal depletion by production, there has been no change in respect of the matters addressed in the Parent Reserve Reports that would reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect.

(c) All royalties, revenues, and other benefits attributable or allocable to production from, or the ownership of, Parent and its Subsidiaries interest in the Mineral Properties referred to in the Parent Reserve Report that are payable to Parent or its Subsidiaries are being received by Parent or its Subsidiaries in a timely and proper manner and are not being held in suspense by any operator of or purchaser of Hydrocarbon production (other than any such royalties or revenues held in suspense by operators pending execution of division orders associated with newly drilled wells, newly acquired interests, or otherwise being held in suspense in accordance with Law), except as would not reasonably be expected, individually or in the aggregate, to have a Parent Material Adverse Effect.

(d) Except in each case as would not reasonably be expected, individually or in the aggregate, to have a Parent Material Adverse Effect, neither Parent nor its Subsidiaries has received any royalties, revenues, or other benefits attributable to production from or the ownership of, any Mineral Properties in excess of the royalties, revenues, or other benefits such Person is properly entitled to or that such Person would otherwise be required to remit to (or be subject to offset by) any operator, purchaser of production or other royalty owner.

(e) Except in each case as would not reasonably be expected, individually or in the aggregate, to have a Parent Material Adverse Effect, the Mineral Properties referred to in the Parent Reserve Report do not include any mineral interest where any of Parent or its Subsidiaries has agreed to, or will have to, directly pay and bear a share of drilling, operating or other costs as a participating mineral owner.

5.15 Opinion of Financial Advisor. The Parent Board has received the opinion of Moelis & Company LLC addressed to the Parent Board to the effect that, as of the date of this Agreement, the Exchange Ratio in the Mergers is fair from a financial point of view to Parent.

5.16 Brokers. Except for the fees and expenses payable to Moelis & Company LLC, no broker, investment banker, or other Person is entitled to any broker’s, finder’s or other similar fee or commission in connection with the Transactions based upon arrangements made by or on behalf of any Parent Party.

5.17 Takeover Laws. No Takeover Law applies with respect to Parent, New Parent, Cobra Opco, Cobra Merger Sub or Scorpion Merger Sub in connection with this Agreement, the Mergers or any of the other transactions contemplated hereby. There is no shareholder rights plan, “poison pill” antitakeover plan or similar device in effect to which Parent or any of its Subsidiaries is subject, party or otherwise bound.

5.18 Merger Subs.

(a) New Parent is a direct, wholly owned Subsidiary of Parent that was formed solely for the purpose of engaging in the Pubco Mergers. Since the date of its incorporation and prior to the Pubco Merger Effective Time, New Parent has not engaged in any activities other than the execution of this Agreement, the performance of its obligations hereunder, and matters ancillary thereto, and prior to the Pubco Merger Effective Time will have no assets, liabilities or obligations of any nature other than those incident to its formation and pursuant to this Agreement and the Pubco Mergers.

(b) Cobra Merger Sub is a direct, wholly owned Subsidiary of New Parent that was formed solely for the purpose of engaging in the Cobra Pubco Merger. Since the date of its incorporation and prior to the Pubco Merger Effective Time, Cobra Merger Sub has not engaged in any activities other than the execution of this Agreement, the performance of its obligations hereunder, and matters ancillary thereto, and prior to the Pubco Merger Effective Time will have no assets, liabilities or obligations of any nature other than those incident to its formation and pursuant to this Agreement and the Cobra Pubco Merger.

(c) Scorpion Merger Sub is a direct, wholly owned Subsidiary of New Parent that was formed solely for the purpose of engaging in the Scorpion Pubco Merger. Since the date of its incorporation and prior to the Scorpion Pubco Merger Effective Time, Scorpion Merger Sub has not engaged in any activities other than the execution of this Agreement, the performance of its obligations hereunder, and matters ancillary thereto, and prior to the Pubco Merger Effective Time will have no assets, liabilities or obligations of any nature other than those incident to its formation and pursuant to this Agreement and the Scorpion Pubco Merger.

5.19 No Ownership of Company Common Stock or Scorpion Opco Units. No Parent Party nor any of their respective Subsidiaries owns any shares of Company Common Stock or Scorpion Opco Units (or other Securities convertible into, exchangeable for or exercisable for shares of Company Common Stock or Scorpion Opco Units).

5.20 Related Party Transactions. Except as disclosed in the Parent SEC Documents, as of the date hereof, neither Parent, Cobra Opco nor any of their respective Subsidiaries are party to any contract with any Related Party.

5.21 No Additional Representations.

(a) Except for the representations and warranties made in this Article V, no Parent Party nor any other Person on behalf of a Parent Party makes any express or implied representation or warranty with respect to the Parent Parties or any of their respective Subsidiaries or their respective businesses, operations, assets, liabilities or conditions (financial or otherwise) in connection with this Agreement or the Transactions, and the Parent Parties hereby disclaim any such other representations or warranties. In particular, without limiting the foregoing disclaimer, no Parent Party nor any other Person on behalf of the Parent Parties makes or has made any representation or warranty to the Company Parties or any of their respective Affiliates or Representatives with respect to, except for the representations and warranties made by the Parent Parties in this Article V, (i) any financial projection, forecast, estimate, budget or prospect information relating to any Parent Party or any of their respective Subsidiaries or their respective businesses; or (ii) any oral or written information presented to any Company Party or any of their respective Affiliates or Representatives in the course of their due diligence investigation of Parent, the negotiation of this Agreement or in the course of the Transactions.

(b) Notwithstanding anything contained in this Agreement to the contrary, the Parent Parties acknowledge and agree that no Company Party nor any other Person on behalf of the Company has made or is making any representations or warranties relating to any Company Party or their respective Subsidiaries whatsoever, express or implied, beyond those expressly given by the Company Parties in Article IV, including any implied representation or warranty as to the accuracy or completeness of any information regarding any Company Party furnished or made available to the Parent Parties, or any of their respective Representatives and that the Parent Parties have not relied upon any such other representation or warranty not set forth in this Agreement. Without limiting the generality of the foregoing, the Parent Parties acknowledge that no representations or warranties are made with respect to any projections, forecasts, estimates, budgets or prospect information that may have been made available to the Parent Parties or any of their respective Representatives (including in certain “data rooms,” “virtual data rooms,” management presentations or in any other form in expectation of, or in connection with, the Mergers or the other Transactions).

ARTICLE VI

COVENANTS AND AGREEMENTS

6.1 Conduct of Company Business Pending the Mergers.

(a) Except (i) as set forth on Section 6.1 of the Company Disclosure Letter, (ii) as expressly permitted or required by this Agreement, (iii) as may be required by applicable Law or (iv) otherwise consented to by Parent in writing (which consent shall not be unreasonably withheld, delayed or conditioned), the Company and Scorpion Opco covenant and agree that, until the earlier of the Pubco Merger Effective Time and the termination of this Agreement pursuant to Article VIII, each of the Company and Scorpion Opco shall, and shall cause each of their Subsidiaries to, use commercially reasonable efforts to conduct their businesses in the ordinary course, including by using commercially reasonable efforts to preserve substantially intact its present business organization and preserve their existing relationships with their key customers and suppliers.

(b) Except (i) as set forth on the corresponding subsection of Section 6.1(b) of the Company Disclosure Letter, (ii) as expressly permitted or required by this Agreement, (iii) as may be required by applicable Law or (iv) otherwise consented to by Parent in writing (which consent shall not be unreasonably withheld, delayed or conditioned), until the earlier of the Pubco Merger Effective Time and the termination of this Agreement pursuant to Article VIII the Company and Scorpion Opco shall not, and shall not permit their Subsidiaries to:

(i) (A) declare, set aside or pay any dividends on, or make any other distribution in respect of any outstanding capital stock of, or other equity interests in, the Company or its Subsidiaries, except for (w) (i) dividends and distributions from a wholly owned Subsidiary of Scorpion Opco to Scorpion Opco or another wholly owned Subsidiary of Scorpion Opco and (ii) dividends and distributions from a wholly owned Subsidiary of the Company to the Company or another wholly owned Subsidiary of the Company, (x) (i) regular quarterly cash dividends by the Company on the shares of Company Class A Common Stock equal to 65% of “Discretionary Cash Flow” as defined in the Company’s published return of capital framework as of the date of this Agreement, and (ii) corresponding cash distributions by Scorpion Opco on the Scorpion Opco Units in an amount sufficient for the Company to make such quarterly cash dividends on the shares of Company Class A Common Stock, in each case, with customary record and payment dates (subject to Section 6.14 hereto), (y) tax distributions in accordance with the Scorpion Opco Agreement determined in a manner consistent with past practice or (z) any dividend equivalents declared, set aside or paid in respect of Company RSU Awards, Company PSU Awards, or Company DSU Awards as required by the terms thereof as in effect as of the date of this Agreement; (B) split, combine or reclassify any capital stock of, or other equity interests in, the Company or any of its Subsidiaries, other than, in each case, in respect of an exchange of Scorpion Opco Units (together with the same number of shares of Company Class C Common Stock) in accordance with the Company’s Organizational Documents and the Scorpion Opco Agreement; or (C) purchase, redeem or otherwise acquire, or offer to purchase, redeem or otherwise acquire, any capital stock of, or other equity interests in, the Company or any of its Subsidiaries, except (i) as required by the terms of any capital stock or equity interest of a Subsidiary, (ii) as required by any Company Plan in each case existing as of the date hereof, or (iii) in connection with an exchange of Scorpion Opco Units (together with the same number of shares of Company Class C Common Stock) for Company Class A Common Stock (and not, for the avoidance of doubt, for cash) in accordance with the Company’s Organizational Documents and the Scorpion Opco Agreement;

(ii) offer, issue, deliver, grant or sell, or authorize or propose to offer, issue, deliver, grant or sell, any capital stock of, or other equity interests in, in lieu of or in substitution for shares of, the Company or any of its Subsidiaries or any Securities convertible into, or any rights, warrants or options to acquire, any such capital stock or equity interests, other than: (A) the issuance of Company Class A Common Stock upon the settlement of any Company RSU Awards, Company PSU Awards or Company DSU Awards outstanding on the date hereof as required by the terms thereof as in effect as of the date of this Agreement; (B) (1) issuances by a wholly owned Subsidiary of the Company of such Subsidiary’s capital stock or other equity interests to the Company or any other wholly owned Subsidiary of the Company or (2) issuances by a wholly owned Subsidiary of Scorpion Opco of such Subsidiary’s capital stock or other equity interests to Scorpion Opco or any other wholly owned Subsidiary of Scorpion Opco; (C) upon an exchange of Scorpion Opco Units (together with the same number of shares of Company Class C Common Stock) in accordance with the Company’s Organizational Documents and the Scorpion Opco Agreement;

(iii) amend the Company or Scorpion Opco’s Organizational Documents or amend the Organizational Documents of any of the Company’s other Subsidiaries in any material respect;

(iv) (A) merge, consolidate, combine or amalgamate with any Person other than a wholly owned Subsidiary of the Company merging with another wholly owned Subsidiary of the Company or a wholly owned Subsidiary of Scorpion Opco merging with another wholly owned Subsidiary of Scorpion Opco or (B) acquire or agree to acquire (including by merging or consolidating with, purchasing any equity interest in or a substantial portion of the assets of, licensing, or by any other manner), any business or any corporation, partnership, association or other business organization or division thereof, or any property or assets, in each case other than (1) pursuant to an agreement of the Company or any of its Subsidiaries in effect on the date of this Agreement and set forth on Section 6.1(b)(iv) of the Company Disclosure Letter and (2) acquisitions in the ordinary course of business for which the consideration is $10,000,000 or less individually and $20,000,000 or less in the aggregate;

(v) sell, lease or otherwise dispose of, or agree to sell, lease or otherwise dispose of, any portion of its assets or properties (including Mineral Properties), other than (A) pursuant to an agreement of the Company or any of its Subsidiaries in effect on the date of this Agreement and set forth on Section 6.1(b)(v) of the Company Disclosure Letter or (B) sales, leases or dispositions in the ordinary course of business (1) for which the consideration is $5,000,000 or less individually and $10,000,000 or less in the aggregate or (2) leases, top-leases, ratifications, extensions or amendments constituting or burdening any Mineral Properties made in the ordinary course of business;

(vi) adopt a plan of complete or partial liquidation or dissolution of the Company or any of its Subsidiaries, other than such transactions among the Company and any wholly owned Subsidiaries of the Company, among Scorpion Opco and any wholly owned Subsidiaries of Scorpion Opco or among wholly owned Subsidiaries of the Company or Scorpion Opco;

(vii) change in any material respect their accounting principles, practices or methods that would materially affect the consolidated assets, liabilities or results of operations of the Company and its Subsidiaries, except as required by GAAP or applicable Law;

(viii) (A) settle or compromise any material Proceeding relating to Taxes, except where the amount of such settlement or compromise does not exceed the reserve for such matter on the Company financial statements, or (B) make, revoke or change any material election for U.S. federal (or applicable state and local) income tax purposes except where such action is required by law or would not have a material and adverse effect on the Tax liabilities of the Company and its Subsidiaries, taken as a whole;

(ix) except as required by applicable Law or the terms of a Company Plan as in effect as of the date hereof, (A) grant any increases in the compensation payable or to become payable to any of its current or former directors, officers or employees, (B) pay or agree to pay to any current or former director, officer or employee, whether past or present, any pension retirement allowance or incentive compensation; (C) enter into any new, or amend any existing, employment or severance or termination agreement with any current or former director, officer or employee; (D) establish any Company Plan which was not in existence prior to the date of this Agreement, or amend any such Company Plan in existence on the date of this Agreement if such amendment would have the effect of enhancing any benefits thereunder; (E) accelerate the vesting, payment or settlement of any compensation, Company Stock Award, Scorpion Opco Unit Award or other award; or (F) enter into or otherwise approve or provide for any change in control, severance or retention agreements or arrangements (or amend any such existing agreements or arrangements);

(x) waive or release any noncompetition, nonsolicitation, nondisclosure, noninterference, nondisparagement, or other restrictive covenant obligation of any current or former employee or independent contractor;

(xi) implement or announce any employee layoffs, plant closings, reductions in force, furloughs, temporary layoffs, salary or wage reductions, work schedule changes or other such actions that would trigger the WARN Act;

(xii) hire or promote any employees or independent contractors other than, in the ordinary course of business consistent with past practice, employees or independent contractors making an annualized salary of less than $225,000;

(xiii) (A) incur, create or assume any Indebtedness or guarantee any such Indebtedness of another Person or grant or create any Encumbrances on any property or assets of the Company or any of its Subsidiaries in connection with any Indebtedness thereof, other than Permitted Encumbrances; provided, however, that the foregoing shall not restrict the (1) incurrence of Indebtedness (a) under the Company Existing Credit Facility up to an aggregate principal amount outstanding not to exceed $650,000,000 or (b) by the Company that is owed to any wholly owned Subsidiary of the Company, by Scorpion Opco that is owed to any wholly owned Subsidiary of Scorpion Opco, by any Subsidiary of the Company that is owed to the Company or any wholly owned Subsidiary of the Company, or by any Subsidiary of Scorpion Opco that is owed to Scorpion Opco or any wholly owned Subsidiary of Scorpion Opco, or (2) the creation of any Permitted Encumbrances securing any Indebtedness permitted to be incurred by clause (1) above or (B) prepay, repay, terminate, redeem, satisfy and discharge, defease, repurchase or otherwise retire any Indebtedness other than (1) the repayment of revolving borrowings under the Company Existing Credit Facility in the ordinary course of business consistent with past practice and (2) in accordance with Section 6.22 hereof;

(xiv) make, compromise or forgive any loans, advances, or capital contributions to any other Person, other than as between the Company or its Subsidiaries or employees of the Company or of its Subsidiaries in the ordinary course of business consistent with past practice;

(xv) except in the ordinary course of business, make or commit to make capital expenditures in excess of $2,000,000 in the aggregate;

(xvi) (A) except to the extent that the proposed new contract is for an action that is expressly permitted under this Section 6.1(b) (including clauses (iv) and (v) hereof), enter into any contract that would be a Company Contract, (B) modify, amend, terminate or assign, or waive or assign any rights under, any Company Contract in any material respect or (C) enter into any contract that would be breached by or require the consent of any other Person in order to continue in full force and effect following, consummation of the Mergers;

(xvii) settle or offer or propose to settle, any Proceeding (excluding any audit, claim or other proceeding in respect of Taxes) involving the payment of monetary damages by the Company or any of its Subsidiaries of any amount exceeding $500,000 in the aggregate;

(xviii) fail to notify Parent of any emergency affecting the Company and its Subsidiaries’ businesses or any of the Company’s assets as promptly as reasonably practicable;

(xix) fail to notify Parent of any material Proceeding filed with any Governmental Entity, or threatened in writing against any of the Company or its Subsidiaries, with respect to the Company’s assets, any of the Company or its Subsidiaries, or the Transactions;

(xx) sell, assign, license, transfer, abandon or permit to lapse any rights to material Company Intellectual Property, other than non-exclusive licenses of rights to Company Intellectual Property granted by any of the Company or its Subsidiaries to customers in the ordinary course of business;

(xxi) fail to maintain all material insurance policies in the amounts and of the types presently in force with respect to the assets of the Company and the operations and activities of the Company and its Subsidiaries to the extent commercially reasonable in the Company and its Subsidiaries’ business judgment in light of prevailing conditions in the insurance market;

(xxii) fail to maintain the books, accounts and records of each of the Company and its Subsidiaries in the ordinary course of business consistent with past practice and in compliance with all applicable Laws and contractual obligations;

(xxiii) except in the ordinary course of business and for non-speculative purposes, enter into, amend or become liable under any Derivative Transaction; or

(xxiv) agree to take any action that is prohibited by this Section 6.1(b).

6.2 Conduct of Parent Business Pending the Mergers.

(a) Except (i) as set forth on Section 6.2 of the Parent Disclosure Letter, (ii) as expressly permitted or required by this Agreement, (iii) as may be required by applicable Law or (iv) otherwise consented to by the Company in writing (which consent shall not be unreasonably withheld, delayed or conditioned), Parent and Cobra Opco covenant and agree that, until the earlier of the Pubco Merger Effective Time and the termination of this Agreement pursuant to Article VIII, each of Parent and Cobra Opco shall, and shall cause each of their Subsidiaries to, use commercially reasonable efforts to conduct their businesses in the ordinary course, including by using commercially reasonable efforts to preserve substantially intact its present business organization and preserve their existing relationships with their key customers and suppliers.

(b) Except (i) as set forth on the corresponding subsection of Section 6.2(b) of the Parent Disclosure Letter, (ii) as expressly permitted or required by this Agreement, (iii) as may be required by applicable Law or (iv) otherwise consented to by the Company in writing (which consent shall not be unreasonably withheld, delayed or conditioned), until the earlier of the Pubco Merger Effective Time and the termination of this Agreement pursuant to Article VIII, Parent and Cobra Opco shall not, and shall not permit their Subsidiaries to:

(i) (A) declare, set aside or pay any dividends on, or make any other distribution in respect of any outstanding capital stock of, or other equity interests in, Parent or Cobra Opco (excluding, for the avoidance of doubt, stock buybacks), except for (x) (i) regular quarterly cash dividends (or corresponding dividend equivalents in respect of equity awards) payable by Parent on the shares of Parent Class A Common Stock, including increases that are materially consistent with past practice, (ii) corresponding cash distributions by Cobra Opco on the Cobra Opco Units in an amount sufficient for Parent to make such quarterly cash dividends on the shares of Parent Class A Common Stock, and (iii) dividends on Parent Class B Common Stock required by the Organizational Documents of Parent, (y) tax distributions in accordance with the Cobra Opco Agreement determined in a manner consistent with past practice or (z) any dividend equivalents declared, set aside or paid in respect of Parent RSU Awards, Parent PSU Awards or other awards in respect of Parent Class A Common Stock or (B) split, combine or reclassify any capital stock of, or other equity interests in, Parent or Cobra Opco, other than, in each case, in respect of an exchange of Cobra Opco Units (together with the same number of shares of Parent Class B Common Stock) in accordance with Parent’s Organizational Documents and the Cobra Opco Agreement;

(ii) offer, issue, deliver, grant or sell, or authorize or propose to offer, issue, deliver, grant or sell, any capital stock of, or other equity interests in, the Parent or Cobra Opco or any Securities convertible into, or any rights, warrants or options to acquire, any such capital stock or equity interests, other than following the time that the Parent Majority Stockholder shall have delivered to the Company the Parent Stockholder Approval: (A) the issuance of Parent Class A Common Stock upon the settlement of any Parent RSU Awards, Parent PSU Awards or other awards in respect of Parent Class A Common Stock; (B) (1) issuances by a wholly owned Subsidiary of Parent of such Subsidiary’s capital stock or other equity interests to the Parent or any other wholly owned Subsidiary of Parent or (2) issuances by a wholly owned Subsidiary of Cobra Opco of such Subsidiary’s capital stock or other equity interests to Cobra Opco or any other wholly owned Subsidiary of Cobra Opco; (C) the grant of Parent RSU Awards, Parent PSU Awards or other awards in respect of Parent Class A Common Stock to employees, directors and other service providers and the issuance of Parent Class A Common Stock upon the settlement of any such awards; (D) upon an exchange of Cobra Opco Units (together with the same number of shares of Parent Class B Common Stock) in accordance with Parent’s Organizational Documents and the Cobra Opco Agreement; (E) issuances of Parent Common Stock or Cobra Opco Units as consideration in connection with any bona fide, arm’s-length direct or indirect merger, acquisition or similar transaction that is otherwise permitted by this Section 6.2(b); and (F) issuances of Parent Common Stock (and a corresponding number of Cobra Opco Units) that represent in the aggregate less than 10% of the outstanding shares of Parent Common Stock as of the date hereof.

(iii) amend or propose to amend Parent’s or Cobra Opco’s Organizational Documents (excluding the entry into the New Cobra Opco LLC Agreement at the Closing);

(iv) (A) merge, consolidate, combine or amalgamate with any Person other than a wholly owned Subsidiary of Parent merging with another wholly owned Subsidiary of Parent or a wholly owned Subsidiary of Cobra Opco merging with another wholly owned Subsidiary of Cobra Opco or (B) acquire or agree to acquire (including by merging or consolidating with, purchasing any equity interest in or a substantial portion of the assets of, licensing, or by any other manner), any business or any corporation, partnership, association or other business organization or division thereof, or any property or assets, in each case other than acquisitions of oil and gas minerals and royalty interests that involve consideration valued less than $1,000,000,000 in the aggregate (in each case, subject to the other terms and conditions of this Section 6.2(b));

(v) sell, lease or otherwise dispose of, or agree to sell, lease or otherwise dispose of, any portion of its assets or properties (including Mineral Properties), other than dispositions of minerals and royalty interests with a value less than $1,000,000,000 in the aggregate;

(vi) incur, create or assume any Indebtedness pursuant to clauses (a) and (b) of the definition thereof or guarantee any such Indebtedness pursuant to clauses (a) and (b) of the definition thereof of another Person or grant or create any Encumbrances on any property or assets of Parent or any of its Subsidiaries in connection with any Indebtedness pursuant to clauses (a) and (b) of the definition thereof, other than Permitted Encumbrances; provided, however, that the foregoing shall not restrict the (1) incurrence of Indebtedness (a) under the Parent Existing Credit Facility, (b) as would not reasonably be expected to cause Parent to lose its investment grade credit rating, as determined by Parent in good faith, (c) refinancings of Parent’s existing senior notes, (d) to refinance the Existing Notes, the Company Existing Credit Facility or any other Indebtedness of the Company, (e) to fund acquisitions permitted under clause (iv) above, or (f) by Parent that is owed to any wholly owned Subsidiary of Parent, by Cobra Opco that is owed to any wholly owned Subsidiary of Cobra Opco, by any Subsidiary of Parent that is owed to Parent or any wholly owned Subsidiary of Parent, or by any Subsidiary of Cobra Opco that is owed to Cobra Opco or any wholly owned Subsidiary of Cobra Opco, or (2) the creation of any Permitted Encumbrances securing any Indebtedness permitted to be incurred by clause (1) above;

(vii) adopt a plan or announce an intention to adopt a plan of complete or partial liquidation or dissolution of Parent or Cobra Opco; or

(viii) agree to take any action that is prohibited by this Section 6.2(b).

6.3 Solicitation.

(a) From and after the date of this Agreement and until the earlier of the Pubco Merger Effective Time and the termination of this Agreement in accordance with its terms, the Company will, and will cause its Subsidiaries and instruct its and its Subsidiaries’ Representatives to, immediately cease, and cause to be terminated, any discussion or negotiations with any Person conducted heretofore by the Company or any of its Subsidiaries or its or its Subsidiaries’ Representatives with respect to a Company Competing Proposal and immediately send return or destroy notices in respect of any information shared in connection with any such Company Competing Proposal within the twelve (12) months prior to the execution of this Agreement.

(b) From and after the date of this Agreement and until the Pubco Merger Effective Time or, if earlier, the termination of this Agreement in accordance with Article VIII, (1) the Company will not, and will cause its Subsidiaries and its executive officers and directors and will use its reasonable best efforts to cause its and its Subsidiaries’ other Representatives not to, directly or indirectly, (i) initiate, solicit or knowingly encourage the making of or announcement of any Company Competing Proposal, (ii) engage in any discussions or negotiations with any Person with respect to a Company Competing Proposal, (iii) furnish any non-public information regarding the Company or its Subsidiaries, or access to the properties, assets or employees of the Company or its Subsidiaries, to any Person in connection with or in response to a Company Competing Proposal, (iv) enter into any letter of intent or agreement in principal, or other agreement providing for a Company Competing Proposal (other than a confidentiality agreement as provided in Section 6.3(d)(ii)) or (v) waive or release any Person from, forebear in the enforcement of, or amend any standstill agreement or any standstill provisions of any other contract and (2) the Company Board, including any committee thereof, will not (i) (A) withdraw, modify or qualify, or propose publicly to withdraw, modify or qualify, in a manner adverse to Parent, the Company Board Recommendation (it being understood that any failure to publicly, and without qualification, reaffirm the Company Board Recommendation, in each case, within ten (10) Business Days after a Company Competing Proposal is made public if requested by Parent to do so will be deemed a withdrawal of the Company Board Recommendation for the purposes hereof), (B) fail to include the Company Board Recommendation in the Joint Information Statement/Proxy Statement/Prospectus and Registration Statement or (C) recommend the approval or adoption of, or publicly propose to recommend, approve or adopt, any Company Competing Proposal (the taking of any action described in clause (2)(i) being referred to as a “Company Change of Recommendation”), or (ii) take any action to make any “moratorium,” “control share acquisition,” “fair price,” “supermajority,” “affiliate transactions” or “business combination statute or regulation” or other similar anti-takeover laws and regulations of the State of Delaware, including Section 203 of the Delaware Law, inapplicable to any person (other than Parent and its Affiliates) or any Company Competing Proposal.

(c) From and after the date of this Agreement, the Company shall advise Parent of the receipt by the Company or, to the extent known by an executive officer or director of the Company, any of its Representatives of any Company Competing Proposal made on or after the date of this Agreement or any request for non-public information or data relating to the Company or any of its Subsidiaries made by any Person in connection with a Company Competing Proposal or any request for discussions or negotiations with the Company or a Representative of the Company relating to a Company Competing Proposal (in each case within one (1) Business Day thereof), and the Company shall provide to Parent (within such one (1) Business Day time frame) either (i) a copy of any such Company Competing Proposal made in writing provided to the Company or any of its Subsidiaries or Representatives or (ii) if oral, a written summary of the material terms of such Company Competing Proposal. The Company shall keep Parent reasonably informed, on a current basis, with respect to the status and material terms of any such Company Competing Proposal and any material changes to the status of any such discussions or negotiations (and in no event later than one (1) Business Day after such material change).

(d) Notwithstanding anything in this Agreement to the contrary, the Company, directly or indirectly through one or more of its Representatives, may:

(i) take and disclose to the Company Stockholders a position contemplated by Rule 14e-2(a) promulgated under the Exchange Act or make a statement contemplated by Item 1012(a) of Regulation M-A or Rule 14d-9(f) promulgated under the Exchange Act or issue a “stop, look and listen” statement pending disclosure of its position thereunder (provided that in any such disclosure, the Company shall state that the Company Board Recommendation continues to be in effect unless, prior to the time of such public disclosure, a Company Change of Recommendation has been made in compliance with this Section 6.3);

(ii) prior to the receipt of the Company Stockholder Approval, engage in the activities prohibited by Sections 6.3(b)(1)(ii) and 6.3(b)(1)(iii) with any Person who has made after the date hereof a written, bona fide Company Competing Proposal (which has not resulted from a material violation of this Section 6.3); provided, however, that (A) no non-public information that is prohibited from being furnished pursuant to Section 6.3(b) may be furnished until the Company receives an executed confidentiality agreement from such Person containing limitations on the disclosure and use of non-public information furnished to such Person by or on behalf of the Company that are no less favorable in all material respects to the Company in the aggregate than the terms of the Confidentiality Agreement, as determined by the Company Board in good faith after consultation with its outside legal counsel; provided, further, that such confidentiality agreement does not contain provisions that prohibit the Company from complying with the provisions of this Section 6.3; provided, further, that prior to or concurrent with (or in the case of oral communications only, promptly after) providing any non-public information to such Person, the Company shall make such non-public information available to Parent (to the extent such non-public information has not been previously made available by the Company to Parent) and (B) prior to taking any such actions, the Company Board determines in good faith, after consultation with its financial advisors and outside legal counsel, that such Company Competing Proposal is, or could reasonably be expected to lead to, a Company Superior Proposal and not taking such action would be reasonably likely to be inconsistent with Company Board’s fiduciary obligations to the Company Stockholders under applicable Law;

(iii) prior to the receipt of the Company Stockholder Approval, in response to a Company Competing Proposal (which has not resulted from a material violation of this Section 6.3), if the Company Board so chooses, cause the Company to effect a Company Change of Recommendation or to terminate this Agreement pursuant to Section 8.1(d), if prior to taking such action (A) the Company Board determines in good faith after consultation with its financial advisors and outside legal counsel that such Company Competing Proposal is a Company Superior Proposal (taking into account any adjustment to the terms and conditions of the Mergers proposed by Parent in response to such Company Competing Proposal) and not taking such action would be reasonably likely to be inconsistent with the Company Board’s fiduciary obligations to the Company Stockholders under applicable Law, (B) the Company shall have given notice to Parent that the Company has received such proposal, specifying the material terms and conditions of such proposal, and, that the Company intends to take such action, (C) during the period ending on the fourth (4th) Business Day after the date on which such notice is given to Parent, the Company shall, and shall cause its Representatives to be made reasonably available to, negotiate in good faith with Parent (to the extent Parent desires to negotiate) regarding a possible amendment of this Agreement or a possible alternative transaction so that the Company Competing Proposal that is the subject of the Company Superior Proposal ceases to be a Company Superior Proposal, and (D) within the period described in the foregoing clause (C), either (1) Parent shall not have proposed revisions to the terms and conditions of this Agreement or (2) if Parent shall have proposed revisions to the terms and conditions of this Agreement in a manner that would form a binding contract if accepted by the Company, the Company Board, after consultation with its financial advisors and outside legal counsel, shall have determined in good faith that (x) the Company Competing Proposal remains a Company Superior Proposal with respect to Parent’s revised proposal and (y) failing to make a Company Change of Recommendation or taking such action would be reasonably likely to be inconsistent with Company Board’s fiduciary obligations to the Company Stockholders under applicable Law; provided, however, that each time material modifications to a Company Competing Proposal determined to be a Company Superior Proposal are made (it being agreed that any change to the financial terms of a Company Competing Proposal shall constitute a material modification to such Company Competing Proposal), the time period set forth in clause (C) prior to which the Company may effect a Company Change of Recommendation or terminate this Agreement pursuant to Section 8.1(d) shall be extended for two (2) Business Days after notification of such change to Parent; and

(iv) prior to the receipt of the Company Stockholder Approval, inform such Person or its Representatives of the restrictions imposed by the provisions of this Section 6.3 (without conveying, requesting or attempting to gather any other information except as otherwise specifically permitted hereunder).

(e) Notwithstanding anything in this Agreement to the contrary, prior to receipt of the Company Stockholder Approval, in response to a Company Intervening Event that occurs or arises after the date of this Agreement, the Company may, if the Company Board so chooses, effect a Company Change of Recommendation if prior to taking such action (i) the Company Board determines in good faith after consultation with its outside legal counsel that the failure to take such action would be reasonably likely to be inconsistent with its fiduciary obligations to Company Stockholders under applicable Law, (ii) the Company shall have given notice to Parent that the Company has determined that a Company Intervening Event has occurred or arisen (which notice will reasonably describe such Company Intervening Event) and that the Company intends to effect a Company Change of Recommendation and (iii) the Company shall, and shall cause its Representatives to be made reasonably available to, negotiate in good faith with Parent (to the extent Parent desires to negotiate) regarding a possible amendment of this Agreement or a possible alternative transaction to obviate the need for the Company Board to effect a Company Change of Recommendation, and either (A) Parent shall not have proposed revisions to the terms and conditions of this Agreement prior to the earlier to occur of the scheduled time for the Company Stockholders Meeting and the fourth (4th) Business Day after the date on which such notice is given to Parent, or (B) if Parent within the period described in the foregoing clause (A) shall have proposed revisions to the terms and conditions of this Agreement in a manner that would form a binding contract if accepted by the Company, the Company Board, after consultation with its outside legal counsel, shall have determined in good faith that such proposed changes do not obviate the need for the Company Board to effect a Company Change of Recommendation and that the failure to make a Company Change of Recommendation would be reasonably likely to be inconsistent with its fiduciary obligations to Company Stockholders under applicable Law; provided, however, that each time there is a material change regarding any Company Intervening Event, the time period set forth in the prior clause (A) prior to which the Company may effect a Company Change of Recommendation shall be extended for two (2) Business Days after notification of such change to Parent.

(f) The Company agrees that any violation of the restrictions set forth in this Section 6.3 by any executive officer or director of the Company shall be deemed to be a breach of this Section 6.3 by the Company.

(g) Notwithstanding (i) any Company Change of Recommendation, (ii) the making of any Company Competing Proposal or (iii) anything in this Agreement to the contrary but without limiting the Company’s right to terminate this Agreement in accordance with Section 8.1(d), until termination of this Agreement (x) in no event may the Company or any of its Subsidiaries enter into any agreement in principle, letter of intent, term sheet, merger agreement, acquisition agreement, option agreement, joint venture agreement, partnership agreement or other similar instrument constituting or relating to a Company Competing Proposal (other than a confidentiality agreement in accordance with Section 6.3(d)(ii)), that would restrict the Company’s ability to comply with any of the terms of this Section 6.3 (and the Company represents that neither it nor any of its Subsidiaries is a party to any such agreement) and (y) the Company shall otherwise remain subject to all of its obligations under this Agreement, including, for the avoidance of doubt, the obligation to hold the Company Stockholder Meeting.

6.4 Preparation of Joint Information Statement/Proxy Statement/Prospectus and Registration Statement.

(a) Parent will promptly furnish to the Company such data and information relating to it, its Subsidiaries (including New Parent, Cobra Opco and Cobra Merger Sub) and the holders of its capital stock, as the Company may reasonably request for the purpose of including such data and information in the Joint Information Statement/Proxy Statement/Prospectus and any amendments or supplements thereto used by the Company to obtain the adoption by the Company Stockholders of this Agreement. The Company will promptly furnish to Parent such data and information relating to it, its Subsidiaries (including Scorpion Opco) and the holders of its capital stock, as Parent may reasonably request for the purpose of including such data and information in the Joint Information Statement/Proxy Statement/Prospectus and the Registration Statement and any amendments or supplements thereto.

(b) Promptly following the date hereof, the Company and Parent shall cooperate in preparing and Parent shall cause New Parent to file with the SEC a mutually acceptable Joint Information Statement/Proxy Statement/Prospectus relating to the Mergers and the other Transactions, and Parent shall cause New Parent to prepare and file with the SEC the Registration Statement (of which the Joint Information Statement/Proxy Statement/Prospectus will be a part). The Company and Parent shall each use reasonable best efforts to cause the Registration

Statement and the Joint Information Statement/Proxy Statement/Prospectus to comply with the rules and regulations promulgated by the SEC and to respond promptly to any comments of the SEC or its staff. Parent and the Company shall each use its reasonable best efforts to cause the Registration Statement to become effective under the Securities Act as soon after such filing as practicable and Parent shall use reasonable best efforts to keep the Registration Statement effective as long as is necessary to consummate the Mergers. As promptly as reasonably practicable following the clearance of the Joint Information Statement/Proxy Statement/Prospectus by the SEC and the effectiveness of the Registration Statement, each of Parent and the Company will cause the Joint Information Statement/Proxy Statement/Prospectus to be filed in definitive form with the SEC and transmitted to the holders of Parent Common Stock and Company Common Stock, respectively. Each of the Company and Parent will advise the other promptly after it receives any request by the SEC for amendment of the Joint Information Statement/Proxy Statement/Prospectus or the Registration Statement or comments thereon and responses thereto or any request by the SEC for additional information. Each of the Company and Parent shall use reasonable best efforts to cause all documents that it is responsible for filing with the SEC in connection with the Transactions to comply as to form and substance in all material respects with the applicable requirements of the Securities Act and the Exchange Act. Notwithstanding the foregoing, prior to filing the Registration Statement (or any amendment or supplement thereto) or mailing the Joint Information Statement/Proxy Statement/Prospectus (or any amendment or supplement thereto) or responding to any comments of the SEC with respect thereto, each of the Company and Parent will provide the other with a reasonable opportunity to review and comment on such document or response (including the proposed final version of such document or response).

(c) New Parent, Parent and the Company shall make all necessary filings with respect to the Mergers and the other Transactions under the Securities Act and the Exchange Act and applicable “blue sky” laws and the rules and regulations thereunder. Each Party will advise the other, promptly after it receives notice thereof, of the time when the Registration Statement has become effective or any supplement or amendment has been filed, the issuance of any stop order or the suspension of the qualification of the New Parent Class A Common Stock, New Parent Class B Common Stock or Cobra Opco Units issuable in connection with the Mergers for offering or sale in any jurisdiction. Each of the Company and Parent will use reasonable best efforts to have any such stop order or suspension lifted, reversed or otherwise terminated.

(d) If at any time prior to the Pubco Merger Effective Time, any information relating to Parent or the Company, or any of their respective Affiliates, officers or directors, should be discovered by Parent or the Company that should be set forth in an amendment or supplement to the Registration Statement or the Joint Information Statement/Proxy Statement/Prospectus, so that such documents would not include any misstatement of a material fact or omit to state any material fact necessary to make the statements therein, in light of the circumstances under which they were made, not misleading, the Party which discovers such information shall promptly notify the other Party and an appropriate amendment or supplement describing such information shall be promptly filed with the SEC and, to the extent required by applicable Law, disseminated to the Company Stockholders and the Parent Stockholders.

6.5 Requisite Approvals. Promptly (and in any case within twenty-four (24) hours) following the execution of this Agreement, (a) the Company shall cause the general partner of Scorpion Opco, in accordance with applicable Law and the Scorpion Opco Agreement, to deliver to Parent a duly executed irrevocable written consent adopting this Agreement on behalf of Scorpion Opco; (b) Parent shall, in accordance with applicable Law and the Cobra Opco Agreement, in its capacity as the managing member of Cobra Opco, deliver to the Company a duly executed irrevocable written consent adopting this Agreement on behalf of Cobra Opco; (c) Parent shall deliver to the Company the New Parent Stockholder Approval; and (d) New Parent shall deliver to the Company the Merger Sub Stockholder Approvals.

6.6 Company Stockholders Meeting; Parent Stockholder Approval.

(a) The Company shall take all action necessary in accordance with applicable Laws and the Organizational Documents of the Company to duly give notice of, convene and hold a meeting of its stockholders for the purpose of obtaining the Company Stockholder Approval, to be held as promptly as reasonably practicable (but in no event later than forty (40) days subject to the ultimate parenthetical of this sentence and to any permitted adjournment or postponements under this Section 6.6(a)) following the clearance of the Joint Information Statement/Proxy Statement/Prospectus by the SEC (but in no event earlier than sixty (60) days following the date of this Agreement). Except as expressly permitted by Section 6.3, the Company Board shall recommend that the Company Stockholders vote in favor of the adoption of this Agreement at the Company Stockholders Meeting and the Company Board shall solicit from Company Stockholders proxies in favor of the adoption of this Agreement, and the Joint Information Statement/Proxy Statement/Prospectus shall include a statement to the effect that the Company Board has made the Company Board Recommendation. Unless there has been a Company Change of Recommendation in accordance with Section 6.3, the Company shall use its reasonable best efforts to obtain the Company Stockholder Approval and otherwise comply with all applicable Law with respect to such meeting. Notwithstanding anything to the contrary contained in this Agreement, the Company (i) shall be required to adjourn or postpone the Company Stockholders Meeting (A) to the extent necessary to ensure that any required supplement or amendment to the Joint Information Statement/Proxy Statement/Prospectus is provided to Company Stockholders or (B) if, as of the time for which the Company Stockholders Meeting is scheduled, there are insufficient shares of Company Common Stock represented (either in person or by proxy) to constitute a quorum necessary to conduct business at such Company Stockholders Meeting and (ii) may adjourn or postpone the Company Stockholders Meeting if, after consultation with Parent, as of the time for which the Company Stockholders Meeting is scheduled, there are insufficient shares of Company Common Stock represented (either in person or by proxy) to obtain the Company Stockholder Approval; provided, however, that unless otherwise agreed to by the Parties, the Company Stockholders Meeting shall not be adjourned or postponed to a date that is less than five (5) Business Days and more than ten (10) Business Days after the date for which the meeting was previously scheduled (it being understood that such Company Stockholders Meeting shall be adjourned or postponed every time the circumstances described in the foregoing clauses (i)(A) and (i)(B) exist, and such Company Stockholders Meeting may be adjourned or postponed every time the circumstances described in the foregoing clause (ii) exist); and provided, further, that solely in the case of clauses (i)(B) or (ii), the Company Stockholders Meeting shall not be adjourned or postponed (x) to a date on or after three (3) Business Days prior to the End Date, (y) more than a total of three (3) times, or (z) if doing so would require the setting of a new record date for the Company Stockholders Meeting. If requested by Parent, the Company shall promptly provide all voting tabulation reports relating to the Company Stockholders Meeting that have been prepared by the Company or the Company’s transfer agent, proxy solicitor or other Representative, and shall otherwise keep Parent reasonably informed regarding the status of the solicitation and any material oral or written communications from or to Company Stockholders with respect thereto. Unless there has been a Company Change of Recommendation in accordance with Section 6.3, the Parties agree to cooperate and use their reasonable best efforts to defend against any efforts by any of the Company Stockholders or any other Person to prevent the Company Stockholder Approval from being obtained. Without limiting the generality of the foregoing, unless this Agreement is terminated prior to the Company Stockholders Meeting, this Agreement, the Mergers and the other Transactions shall be submitted to Company Stockholders at the Company Stockholders Meeting whether or not a Company Change of Recommendation shall have occurred, and, prior to the termination of this Agreement in accordance with Article VIII and except as otherwise expressly set forth in this Section 6.6(a), the Company’s obligations pursuant to this Section 6.6(a) shall not be affected by the commencement, announcement, disclosure, or communication of any Company Competing Proposal (including a Company Superior Proposal) or the occurrence or disclosure of any Company Intervening Event.

(b) Promptly (and in any case within twenty-four (24) hours of the execution of this Agreement) and in lieu of calling a meeting of Parent Stockholders, Parent shall deliver to the Company an irrevocable written consent from the Parent Majority Stockholder adopting this Agreement and approving the Transactions, including the Cobra Pubco Merger (such irrevocable written consent, the “Parent Stockholder Approval”).

6.7 Access to Information.

(a) Each Party shall, and shall cause each of its Subsidiaries to, afford to the other Party and its Representatives, during the period prior to the earlier of the Pubco Merger Effective Time and the termination of this Agreement pursuant to the terms of Section 8.1 of this Agreement, reasonable access, at reasonable times upon reasonable prior notice, to the officers, key employees, agents, properties, offices and other facilities of such Party and its Subsidiaries and to their books, records, contracts and documents and shall, and shall cause each of its Subsidiaries to, furnish reasonably promptly to the other Party and its Representatives such information concerning its and its Subsidiaries’ business, properties, contracts, records and personnel as may be reasonably requested, from time to time, by or on behalf of the other Party. Each Party and its Representatives shall conduct any such activities in such a manner as not to interfere unreasonably with the business or operations of the other Party or its Subsidiaries or otherwise cause any unreasonable interference with the prompt and timely discharge by the employees of the other Party and its Subsidiaries of their normal duties. Notwithstanding the foregoing provisions of this Section 6.7(a), each Party shall not be required to, or to cause any of its Subsidiaries to, grant access or furnish information to the other Party or any of its Representatives to the extent that such information is subject to an attorney/client privilege or the attorney work product doctrine or that such access or the furnishing of such information is prohibited by applicable Law or an existing contract or agreement. Notwithstanding the foregoing, each Party shall not have access to personnel records of the other Party or any of its Subsidiaries relating to individual performance or evaluation records, medical histories or other information that in the other Party’s good faith opinion the disclosure of which could subject the other Party or any of its Subsidiaries to risk of liability. Notwithstanding the foregoing, each Party shall not be permitted to conduct any sampling or analysis of any environmental media or building materials at any facility of the other Party or its Subsidiaries without the prior written consent of the other Party, which may be granted or withheld in the other Party’s sole discretion. Each Party agrees that it will not, and will cause its Representatives not to, use any information obtained pursuant to this Section 6.7(a) for any purpose unrelated to the consummation of the Transactions.

(b) The Confidentiality Agreement dated as of March 11, 2025, between Cobra Opco and Scorpion Opco (the “Confidentiality Agreement”) shall survive the execution and delivery of this Agreement and shall apply to all information furnished thereunder or hereunder.

6.8 HSR and Other Approvals.

(a) Except for the filings and notifications made pursuant to Antitrust Laws to which Section 6.8(b) and (c), and not this Section 6.8(a), shall apply, promptly following the execution of this Agreement, the Parties shall proceed to prepare and file with the appropriate Governmental Entities all authorizations, consents, notifications, certifications, registrations, declarations and filings that are necessary in order to consummate the Transactions and shall diligently and expeditiously prosecute, and shall cooperate fully with each other in the prosecution of, such matters.

(b) As promptly as reasonably practicable following the execution of this Agreement, but in no event later than twenty (20) Business Days following the date of this Agreement, the Parties shall file any notifications required under the HSR Act. Each of Parent and the Company shall cooperate fully with each other and shall furnish to the other such necessary information and reasonable assistance as the other may reasonably request in connection with its preparation of any filings under any applicable Antitrust Laws. Unless otherwise agreed, Parent and the Company shall each use its reasonable best efforts to ensure the prompt expiration or termination of any applicable waiting period under the HSR Act. Parent and the Company shall each use its reasonable best efforts to respond to and comply with any request for information or documentary material from any Governmental Entity charged with enforcing, applying, administering, or investigating any Antitrust Law. Parent and the Company shall keep each other apprised of the status of any communications with, and any inquiries or requests for additional information from any Governmental Entity. To the extent permitted by applicable Law, each of Parent and the Company shall (i) promptly notify the other of any substantive communication made or received by Parent or the Company, as applicable, with any Governmental Entity relating to Antitrust Laws and regarding this Agreement or the Transaction, (ii) provide the other party reasonable opportunity to review in advance any proposed written communication to any such Governmental Entity and incorporate such other party’s reasonable comments to such proposed written communication, (iii) not agree to participate in any meeting or substantive discussion with any Governmental Entity in respect of any investigation, filing or inquiry regarding this Agreement or any of the Transactions without advance consultation and, to the extent permitted, opportunity to attend or participate, and (iv) promptly furnish the other party with copies of all substantive correspondence, filings and written communications with such Governmental Entity in respect of this Agreement and the Transactions. Parent shall be entitled to direct any Proceedings with any Governmental Entity or other Person relating to any of the foregoing; provided, however, that it shall afford the Company a reasonable opportunity to participate therein. Parent shall be responsible for any fees payable to any Governmental Entity for any filings and notifications made pursuant to Antitrust Laws.

(c) Notwithstanding anything herein to the contrary, Parent shall use reasonable best efforts to resolve, avoid, or eliminate impediments or objections, if any, that may be asserted by any Governmental Entity with respect to the Transactions so as to enable the Mergers to occur prior to the End Date; provided that nothing in this Section 6.8 or anything else in this Agreement shall require Parent or any of its Affiliates to (and neither the Company nor any of its Subsidiaries shall, or shall offer or agree to, do any of the following without Parent’s prior written consent): (i) selling or otherwise disposing of, or holding separate and agreeing to sell or otherwise dispose of, assets, categories of assets or businesses of the Company or Parent or their respective Subsidiaries; (ii) terminating existing relationships, contractual rights or obligations of the Company or Parent or their respective Subsidiaries; (iii) terminating any venture or other arrangement; (iv) creating any relationship, contractual rights or obligations of the Company or Parent or their respective Subsidiaries or (v) effectuating any other change or restructuring of the Company or Parent or their respective Subsidiaries (and, in each case, to enter into agreements or stipulate to the entry of an order or decree or file appropriate applications with any Governmental Entity in connection with any of the foregoing and in the case of actions by or with respect to the Company or its Subsidiaries or its or their businesses or assets) (any of the actions described in this proviso, a “Divestiture Action”). Unless mutually agreed by the Company and Parent, neither the Company nor Parent, nor any of their respective Affiliates, shall take or agree to take any Divestiture Action. Parent shall be entitled to direct any Proceedings with any Governmental Entity or other Person relating to any of the foregoing; provided, however, that it shall afford the Company a reasonable opportunity to participate therein. In addition, but subject to the preceding sentences, in the event that any permanent or preliminary injunction or other order is entered or becomes reasonably foreseeable to be entered in any Proceeding that would make consummation of the Transactions in accordance with the terms of this Agreement unlawful or that would restrain, enjoin or otherwise prevent or materially delay the consummation of the Transactions, Parent shall take promptly any and all reasonable steps necessary to, and the Company shall provide such cooperation as is reasonably requested by Parent to, vacate, modify or suspend such injunction or order so as to permit such consummation prior to the End Date. The Parties shall take reasonable efforts to share information protected from disclosure under the attorney-client privilege, work product doctrine, joint defense privilege or any other privilege pursuant to this Section 6.8 so as to preserve any applicable privilege.

(d) Parent and the Company shall not, and each of Parent and the Company shall cause their respective Subsidiaries to not, acquire or agree to acquire any other Person or business or any material assets or properties of any other Person if such acquisition would reasonably be expected to materially impede, prevent or materially delay the Parties from obtaining the expiration or termination of the waiting period under the HSR Act.

6.9 Employee Matters.

(a) For a period of twelve (12) months following the Closing, Parent shall cause each individual who is employed as of immediately prior to the Closing by the Company or a Subsidiary thereof (a “Company Employee”) and who remains employed by Parent or any of its Affiliates (including the Opco Surviving Company or any of its Subsidiaries) to be provided with (i) base compensation (salary or wage, as applicable) that is no less favorable than that in effect for such Company Employee immediately prior to the Closing and (ii) employee benefits (including retirement plan participation) and target incentive compensation opportunities (including annual cash bonus compensation and equity compensation) that are substantially comparable in the aggregate to those provided to similarly situated employees of Parent or of Parent’s Affiliates who have been seconded to Parent or its Subsidiaries.

(b) With respect to each employee benefit plan maintained by Parent or any of its Affiliates (including the Opco Surviving Company or any of its Subsidiaries) in which any of the Company Employees participate following the Closing (as applicable, the “New Benefit Plans”), Parent shall cause the Company Employees to be given credit for all purposes under the New Benefit Plans (other than with respect to any “defined benefit plan” as defined in Section 3(35) of ERISA, retiree medical or welfare benefits or disability benefits or to the extent it would result in a duplication of benefits) in which the Company Employees participate, for such Company Employees’ service with the Company and its Affiliates, including vesting, eligibility and benefit accrual purposes, to the same extent and for the same purposes that such service was taken into account under a corresponding Company Plan immediately prior to the Closing.

(c) From and after the Closing, as applicable, Parent shall, or shall cause its Affiliates to, take commercially reasonable efforts to (i) waive any limitation on health and welfare coverage of any Company Employee and his or her eligible dependents due to pre-existing conditions and/or waiting periods, active employment requirements and requirements to show evidence of good health under the applicable New Benefit Plan providing health and welfare benefits to the extent such Company Employee and his or her eligible dependents are covered under a corresponding Company Plan immediately prior to the Closing, and such conditions, periods or requirements are satisfied or waived under such Company Plan and (ii) give each Company Employee credit for the plan year in which the Closing occurs towards applicable deductibles and annual out-of-pocket limits for medical expenses incurred prior to the Closing for which payment has been made, in each case, to the extent permitted by the applicable insurance plan provider.

(d) From and after the Closing, Parent shall, or shall cause its Affiliates to, honor their respective contractual obligations under all employment, severance, change in control and other similar plans, programs or agreements between the Company (or an Affiliate thereof) and a Company Employee or in which a Company Employee participates, including but not limited to the Company Severance Plan.

(e) As of the Business Day prior to the Closing Date, the Company shall take all actions that may be necessary or appropriate to terminate, as of the day immediately preceding the Closing Date, the Company’s participation in the 401(k) plan (the “Company 401(k) Plan”). The Company shall provide Parent with evidence that such participation in the Company 401(k) Plan has been terminated (the form and substance of which shall be subject to review and reasonable comment by Parent) not later than two (2) Business Days immediately preceding the Closing Date. In connection with the termination of the Company’s participation in the Company 401(k) Plan, Parent shall cause each affected Company Employee who is a participant in the Company 401(k) Plan and who remains employed by Parent or any of its Affiliates to be permitted to (i) become a participant in a 401(k) plan of Parent or its applicable Affiliate that is an “eligible retirement plan” (within the meaning of Section 401(a)(31) of the Code) (the “Parent 401(k) Plan”) as soon as practicable after the Closing Date, subject to the terms and conditions of the Parent 401(k) Plan and (ii) subject to the terms and conditions of the Parent 401(k) Plan and the requirements of the administrator thereof, to make rollover contributions of “eligible rollover distributions” (within the meaning of Section 401(a)(31) of the Code) in cash or, if permitted under the Parent 401(k) Plan, a note (in the case of a participant loan) in an amount equal to the eligible rollover distribution portion of the account balance distributed to each such affected Company Employee from the Company 401(k) Plan to the Parent 401(k) Plan. Notwithstanding the foregoing, the Company shall not terminate its participation in the Company 401(k) Plan if, not later than five (5) Business Days prior to the Closing Date, Parent requests that the Company not terminate its participation in the Company 401(k) Plan.

(f) For purposes of determining the number of vacation days and other paid time off to which each Company Employee is entitled during the calendar year in which the Closing occurs, Parent shall, or shall cause its Affiliates (including the Opco Surviving Company or any of its Subsidiaries) to, credit each Company Employee for all unused vacation and other paid time off days accrued or earned by such Company Employee as of immediately prior to the Closing for the calendar year in which the Closing occurs.

(g) For any Company Employee who is not a participant in the Company Severance Plan (each, an “Eligible Company Employee”), if (i) such Eligible Company Employee’s employment with Parent or any of its Affiliates (including the Opco Surviving Company or any of its Subsidiaries) is terminated during the period commencing at the Closing and ending twelve (12) months following the Closing (the “Transition Period”) by Parent or any of its Affiliates (including the Opco Surviving Company or any of its Subsidiaries) without Cause or (ii) an Eligible Company Employee terminates his or her employment with Parent or any of its Affiliates (including the Opco Surviving Company or any of its Subsidiaries) for Good Reason during the Transition Period, such Eligible Company Employee shall be paid by Parent (or Parent shall cause to be paid), a cash, lump sum severance benefit, in accordance with and in the amount set forth on Section 6.9(g) of the Company Disclosure Letter. Notwithstanding the foregoing, payment of any such severance amount will be subject to such Eligible Company Employee’s execution and non-revocation of a waiver and release of claims in favor of Parent and its Affiliates, including the Opco Surviving Company and its Subsidiaries, in a customary form to be provided by Parent or the Opco Surviving Company.

(h) Nothing in this Agreement shall (i) constitute an amendment to, or be construed as amending, any employee benefit plan sponsored, maintained or contributed to by the Company, Parent or any of their respective Affiliates or (ii) require Parent or any of its Affiliates to continue to employ any Company Employee or any other employee for any period of time following the Pubco Merger Effective Time. The provisions of this Section 6.9 are for the sole benefit of the Parties and nothing herein, expressed or implied, is intended or will be construed to confer upon or give to any Person (including, for the avoidance of doubt, any Company Employee or other current or former employee of the Company or any of their respective Affiliates), other than the Parties and their respective permitted successors and assigns, any legal or equitable or other rights or remedies (including with respect to the matters provided for in this Section 6.9) under or by reason of any provision of this Agreement.

6.10 Indemnification; Directors’ and Officers’ Insurance.

(a) Without limiting any other rights that any Indemnified Person may have pursuant to any employment agreement or indemnification agreement in effect on the date hereof or otherwise, for six (6) years after the applicable Effective Time, New Parent, the Cobra Surviving Corporation, the Scorpion Surviving Corporation and the Opco Surviving Company shall, jointly and severally, indemnify, defend and hold harmless each Person who is now, or has been at any time prior to the date of this Agreement or who becomes prior to the applicable Effective Time, a director, officer or employee of the Company, Parent or any of their Subsidiaries or who acts as a fiduciary under any Company Plan or Parent Plan or any of their Subsidiaries, as applicable (the “Indemnified Persons”) against all losses, claims, damages, costs, fines, penalties, expenses (including attorneys’ and other professionals’ fees and expenses), liabilities or judgments or amounts that are paid in settlement, of or incurred in connection with any threatened or actual Proceeding to which such Indemnified Person is a party or is otherwise involved (including as a witness) based, in whole or in part, on or arising, in whole or in part, out of the fact that such Person is or was a director, officer or employee of the Company, Parent or any of their Subsidiaries, a fiduciary under any Company Plan, Parent Plan or any of their Subsidiaries or is or was serving at the request of the Company, Parent or any of their Subsidiaries as a director, officer, employee or agent of another corporation, partnership, limited liability company, joint venture, Company Plan, Parent Plan, trust or other enterprise, as applicable, or by reason of anything done or not done by such Person in any such capacity, whether pertaining to any act or omission occurring or existing prior to, at or after the applicable Effective Time and whether asserted or claimed prior to, at or after the applicable Effective Time (“Indemnified Liabilities”), including all Indemnified Liabilities based in whole or in part on, or arising in whole or in part out of, or pertaining to, this Agreement or the Transactions, in each case to the fullest extent permitted under applicable Law (and New Parent, the Cobra Surviving Corporation, the Scorpion Surviving Corporation and the Opco Surviving Company shall pay expenses incurred in connection therewith in advance of the final disposition of any such Proceeding to each Indemnified Person to the fullest extent permitted under applicable Law). Without limiting the foregoing, in the event any such Proceeding is brought or threatened to be brought against any Indemnified Persons (whether arising before or after the applicable Effective Time), each of New Parent, the Cobra Surviving Corporation, the Scorpion Surviving Corporation and the Opco Surviving Company shall use its best efforts to assist in the defense of any such matter. Any Indemnified Person wishing to claim indemnification or advancement of expenses under this Section 6.10, upon learning of any such Proceeding, shall notify New Parent, the Cobra Surviving Corporation, the Scorpion Surviving Corporation or the Opco Surviving Company (but the failure so to notify shall not relieve a Party from any obligations that it may have under this Section 6.10 except to the extent such failure materially prejudices such Party’s position with respect to such claims). With respect to any determination of whether any Indemnified Person is entitled to indemnification by New Parent, the Cobra Surviving Corporation, the Scorpion Surviving Corporation or the Opco Surviving Company under this Section 6.10, such Indemnified Person shall have the right to require that such determination be made by special, independent legal counsel selected by the Indemnified Person and approved by New Parent, the Cobra Surviving Corporation or Scorpion Surviving Corporation (which approval shall not be unreasonably withheld or delayed), as applicable, and who has not otherwise performed material services for Parent, the Company or the Indemnified Person within the last three (3) years. Notwithstanding anything in this Section 6.10 to the contrary, if any claim for indemnification or advancement of expenses under this Section 6.10 is made by an Indemnified Person prior to the expiration of the applicable statute of limitations with respect to the Proceeding to which such Indemnified Person is a party or is otherwise involved and such Proceeding is continuing as of such date, then such Indemnified Person shall be entitled to indemnification or advancement of expenses under this Section 6.10 until the final disposition of such Proceeding.

(b) For six (6) years after the Pubco Merger Effective Time, New Parent, the Scorpion Surviving Corporation and the Opco Surviving Company shall not amend, repeal or otherwise modify any provision in the Organizational Documents of the Cobra Surviving Corporation, the Scorpion Surviving Corporation and the Opco Surviving Company (or any of their respective Subsidiaries) in any manner that would affect (or manage the Scorpion Surviving Corporation and the Opco Surviving Company or their respective Subsidiaries, with the intent to or in a manner that would) materially and adversely the rights thereunder or under the Organizational Documents of the Cobra Surviving Corporation, the Scorpion Surviving Corporation, the Opco Surviving Company or any of their respective Subsidiaries of any Indemnified Person to indemnification, exculpation and advancement except to the extent required by applicable Law. New Parent and Parent shall, and shall cause the Cobra Surviving Corporation, the Scorpion Surviving Corporation and the Opco Surviving Company to, fulfill and honor any indemnification, expense advancement or exculpation agreements between the Company, Parent, Scorpion Opco or Cobra Opco or any of their respective Subsidiaries and any of directors, officers or employees of the Company, Parent, Scorpion Opco or Cobra Opco existing immediately prior to the Pubco Merger Effective Time.

(c) New Parent, the Cobra Surviving Corporation, the Scorpion Surviving Corporation and the Opco Surviving Company shall indemnify any Indemnified Person against all reasonable costs and expenses (including reasonable attorneys’ fees and expenses), such amounts to be payable in advance upon request as provided in Section 6.10(a), relating to the enforcement of such Indemnified Person’s rights under this Section 6.10 or under any charter, bylaw or contract regardless of whether such Indemnified Person is ultimately determined to be entitled to indemnification hereunder or thereunder.

(d) Unless otherwise agreed between Parent and the Company prior to Closing, the Company shall cause to be put in place and fully prepay immediately prior to the Closing, “tail” insurance policies (collectively, the “Company D&O Tail Policy”) with a claims period of at least six (6) years from the Pubco Merger Effective Time from an insurance carrier with the same or better credit rating as the Company’s current insurance carrier with respect to directors’ and officers’ liability insurance in an amount and scope at least as favorable as the Company’s existing policies with respect to matters, acts or omissions existing or occurring at or prior to the Pubco Merger Effective Time; provided, however, that in no event shall the Company be required to expend for the Company D&O Tail Policy an aggregate premium amount in excess of 300% of the premium amount per annum for the Company and its Subsidiaries’ existing insurance coverage; provided, further, that if the aggregate premium amount for the Company D&O Tail Policy exceeds such amount, the Company shall obtain a Company D&O Tail Policy for the greatest coverage available, with respect to matters occurring prior to the Closing, for a cost not exceeding such amount. Unless otherwise agreed between Parent and the Company prior to Closing, Parent shall cause to be put in place and fully prepay immediately prior to the Closing, “tail” insurance policies (collectively, the “Parent D&O Tail Policy”) with a claims period of at least six (6) years from the Pubco Merger Effective Time from an insurance carrier with the same or better credit rating as Parent’s current insurance carrier with respect to directors’ and officers’ liability insurance in an amount and scope at least as favorable as Parent’s existing policies with respect to matters, acts or omissions existing or occurring at or prior to the Pubco Merger Effective Time; provided, however, that in no event shall Parent be required to expend for the Parent D&O Tail Policy an aggregate premium amount in excess of 300% of the premium amount per annum for Parent and its Subsidiaries’ existing insurance coverage; provided, further, that if the aggregate premium amount for the Parent D&O Tail Policy exceeds such amount, Parent shall obtain a Parent D&O Tail Policy for the greatest coverage available, with respect to matters occurring prior to the Closing, for a cost not exceeding such amount.

(e) In the event that New Parent, the Cobra Surviving Corporation, the Scorpion Surviving Corporation or the Opco Surviving Company or any of their respective successors or assignees (i) consolidates with or merges into any other Person and shall not be the continuing or surviving corporation or entity of such consolidation or merger or (ii) transfers all or substantially all of its properties and assets to any Person, then, in each such case, proper provisions shall be made so that the successors and assigns of New Parent, the Cobra Surviving Corporation, the Scorpion Surviving Corporation or the Opco Surviving Company, as the case may be, shall assume the obligations set forth in this Section 6.10. New Parent, the Cobra Surviving Corporation, the Scorpion Surviving Corporation and the Opco Surviving Company shall not sell, transfer, distribute or otherwise dispose of any of their assets in a manner that would reasonably be expected to render New Parent, the Cobra Surviving Corporation, the Scorpion Surviving Corporation or the Opco Surviving Company unable to satisfy their obligations under this Section 6.10. The provisions of this Section 6.10 are intended to be for the benefit of, and shall be enforceable by, the Parties and each Person entitled to indemnification or insurance coverage or expense advancement pursuant to this Section 6.10, and his heirs and Representatives. The rights of the Indemnified Persons under this Section 6.10 are in addition to any rights such Indemnified Persons may have under the Organizational Documents of the Company or any of its Subsidiaries, or under any applicable contracts or Law. New Parent, the Cobra Surviving Corporation, the Scorpion Surviving Corporation and the Opco Surviving Company shall pay all expenses, including attorneys’ fees, that may be incurred by any Indemnified Person in enforcing the indemnity and other obligations provided in this Section 6.10.

6.11 Agreement to Defend; Stockholder Litigation. In the event any Proceeding by any Governmental Entity or other Person is commenced or, to the knowledge of the Company or Parent, as applicable, threatened, that questions the validity or legality of the Transactions or seeks damages in connection therewith, including stockholder litigation (“Transaction Litigation”), the Company or Parent, as applicable, shall promptly notify the other Party of such Transaction Litigation and shall keep the other Party reasonably informed with respect to the status thereof. The Company shall give Parent a reasonable opportunity to participate in the defense or settlement of any Transaction Litigation and shall consult regularly with Parent in good faith and give reasonable consideration to Parent’s advice with respect to such Transaction Litigation; provided, that the Company shall not settle or offer to settle any Transaction Litigation without the prior written consent of Parent (which consent shall not be unreasonably withheld, conditioned or delayed).

6.12 Public Announcements. The initial press release with respect to the execution of this Agreement shall be a joint press release to be reasonably agreed upon by the Parties. The Parties will not, and each of the foregoing will cause its Representatives not to, issue any public announcements or make other public disclosures regarding this Agreement or the transactions contemplated hereby, without the prior written approval of the Parties; provided, however, that a Party, its Subsidiaries or their Representatives may issue a public announcement or other public disclosures required by applicable Law or the rules of any stock exchange upon which such Party’s or its Subsidiary’s capital stock is traded, provided such Party uses reasonable best efforts to afford the other Party an opportunity to first review the content of the proposed disclosure and provide reasonable comment regarding same; provided, however, that no provision of this Agreement shall be deemed to restrict in any manner the Company’s ability to communicate with its employees and that the Company shall not be required by any provision of this Agreement to consult with or obtain any approval from any other Party with respect to a public announcement or press release issued in connection with the receipt and existence of a Company Competing Proposal and matters related thereto or a Company Change of Recommendation other than as set forth in Section 6.3.

6.13 Advice of Certain Matters; Control of Business. Subject to compliance with applicable Law, the Company and Parent, as the case may be, shall confer on a regular basis with each other, report on operational matters and shall promptly advise each other orally and in writing of any change or event having, or which would be reasonably likely to have, individually or in the aggregate, a Company Material Adverse Effect or Parent Material Adverse Effect, as the case may be. Except with respect to Antitrust Laws as provided in Section 5.4, the Company and Parent shall promptly provide each other (or their respective counsel) copies of all filings made by such Party or its Subsidiaries with the SEC or any other Governmental Entity in connection with this Agreement and the Transactions. Without limiting in any way any Party’s rights or obligations under this Agreement, nothing contained in this Agreement shall give any Party, directly or indirectly, the right to control or direct the other Party and their respective Subsidiaries’ operations prior to the Pubco Merger Effective Time. Prior to the Pubco Merger Effective Time, each of the Parties shall exercise, consistent with the terms and conditions of this Agreement, complete control and supervision over its and its Subsidiaries’ respective operations.

6.14 Dividends. After the date of this Agreement, subject to the restrictions set forth in Section 6.1 and 6.2, as applicable, each of the Company and Parent shall coordinate with the others the declaration of any dividends in respect of Company Class A Common Stock, Scorpion Opco Units, Parent Class A Common Stock and Cobra Opco Units and the record dates and payment dates relating thereto, it being the intention of the Parties that holders of Company Class A Common Stock and Scorpion Opco Units shall not receive two dividends, or fail to receive one dividend, for any quarter with respect to their shares of Company Class A Common Stock or Scorpion Opco Units (as applicable), on the one hand, and any shares of Parent Class A Common Stock or Cobra Opco Units any such holder receives in exchange therefor in the Mergers, on the other.

6.15 Transfer Taxes. To the extent any Transfer Taxes are imposed with respect to the Transactions, such Transfer Taxes shall be borne by Cobra Opco. The Parties will cooperate, in good faith, in the filing of any Tax Returns with respect to Transfer Taxes and the minimization, to the extent reasonably permissible under applicable Law, of the amount of any Transfer Taxes.

6.16 Reasonable Best Efforts; Notification.

(a) Except to the extent that the Parties’ obligations are specifically set forth elsewhere in this Article VI, upon the terms and subject to the conditions set forth in this Agreement (including Section 6.3), each of the Parties shall use reasonable best efforts to take, or cause to be taken, all actions, and to do, or cause to be done, and to assist and cooperate with the other Party in doing, all things necessary, proper or advisable to consummate and make effective, in the most expeditious manner practicable, the Mergers and the other Transactions.

(b) The Company Parties shall give prompt notice to Parent, and Parent Parties shall give prompt notice to the Company, upon becoming aware of (i) any condition, event or circumstance that will result in any of the conditions in Section 7.2(a) or 7.3(a) not being met, or (ii) the failure by such Party to comply with or satisfy in any material respect any covenant, condition or agreement to be complied with or satisfied by it under this Agreement; provided, however, that no such notification shall affect the representations, warranties, covenants or agreements of the Parties or the conditions to the obligations of the Parties under this Agreement.

6.17 Section 16 Matters. Prior to the Pubco Merger Effective Time, Parent, New Parent and the Company shall take all such steps as may be required to cause any dispositions of equity securities of the Company or Parent (including derivative securities) or acquisitions of equity securities of New Parent (including derivative securities) in connection with this Agreement by each individual who is subject to the reporting requirements of Section 16(a) of the Exchange Act with respect to the Company or Parent, or will become subject to such reporting requirements with respect to New Parent, to be exempt under Rule 16b-3 under the Exchange Act.

6.18 Listing Application and Delisting.

(a) Parent shall use reasonable best efforts to take, or cause New Parent to take, all action necessary to cause the New Parent Class A Common Stock to be issued (i) to the holders of Eligible Company Class A Shares pursuant to this Agreement, (ii) to holders of Parent Class A Common Stock pursuant to this Agreement and (iii) upon the redemption of Cobra Opco Units (together with a corresponding number of shares of New Parent Class B Common Stock) to be authorized for listing on the Nasdaq prior to the Pubco Merger Effective Time, subject to official notice of issuance.

(b) Prior to the Closing Date, the Company shall cooperate with Parent and use reasonable best efforts to take, or cause to be taken, all actions, and do or cause to be done all things, reasonably necessary, proper or advisable on its part under applicable Law and rules and policies of the NYSE to enable the delisting by Parent of the shares of Company Common Stock from the NYSE and the deregistration of the shares of Company Common Stock under the Exchange Act as promptly as practicable after the Effective Time, and in any event no more than ten (10) days after the Effective Time. If the Company would have been required to file any quarterly or annual report pursuant to the Exchange Act by a filing deadline that is imposed by the Exchange Act and which falls on a date within the fifteen (15) days following the Closing Date, the Company shall make available to Parent, at least ten (10) Business Days prior to the Closing Date, a substantially final draft of any such annual or quarterly report reasonably likely to be required to be filed during such period.

6.19 Tax Matters.

(a) Each of New Parent, Parent, Cobra Opco, the Company and Scorpion Opco shall (and shall cause each of its Subsidiaries and Affiliates to) use reasonable best efforts to cause the Transactions to qualify for the Intended Tax Treatments. Neither New Parent, Parent, Cobra Opco, the Company or Scorpion Opco shall (nor shall they permit their respective Subsidiaries or Affiliates to) take any action (whether or not otherwise permitted under this Agreement), or cause any action to be taken, or knowingly fail to take any action or knowingly fail to cause any action to be taken, which action or failure to act could reasonably be expected to prevent or impede the Transactions from qualifying for the Intended Tax Treatments. Each of New Parent, Parent, Cobra Opco, the Company and Scorpion Opco shall notify the other Parties promptly after becoming aware of any fact or circumstance that could reasonably be expected to cause the Transactions to fail to qualify for the Intended Tax Treatments.

(b) With respect to the Pubco Mergers, this Agreement is intended to constitute, and the Parties adopt this Agreement as, a “plan of reorganization” for purposes of Sections 354 and 361 of the Code and within the meaning of Treasury Regulations Sections 1.368-2(g) and 1.368-3(a). The relevant Parties shall (and shall cause their Subsidiaries and Affiliates to) treat the Transactions as qualifying for the Intended Tax Treatments for U.S. federal (and applicable state and local) income Tax purposes, file their applicable Tax Returns consistent with the Intended Tax Treatments and, except to the extent otherwise required by a final “determination” within the meaning of Section 1313(a) of the Code, take no Tax position inconsistent with the Intended Tax Treatments.

(c) Each of New Parent, Parent, Cobra Opco, the Company and Scorpion Opco shall (and shall cause each of its Subsidiaries and Affiliates to) cooperate with one another and their respective Tax advisors and use its reasonable best efforts (i) in order for each of the Closing Tax Opinions to be issued and (ii) in connection with the issuance to New Parent, Parent, Cobra Opco, the Company or Scorpion Opco of any Tax opinion or advice by its counsel or other Tax advisors relating to the Tax consequences of the Transactions, including any such opinion to be filed in connection with the Registration Statement or the Joint Information Statement/Proxy Statement/Prospectus. In connection with the Closing Tax Opinions and any other Tax opinion to be issued to any of the Parties related to the Tax consequences of the Transactions, (i) the Company and, if applicable, Scorpion Opco shall deliver to Company Counsel, Parent Counsel or such other counsel, as may be applicable, one or more duly authorized and executed officer’s certificates, dated as of the Closing Date (and, if requested, dated as of such additional dates as may be necessary in connection with the preparation, filing and delivery of the Registration Statement or the Joint Information Statement/Proxy Statement/Prospectus or such other dates as may be applicable), containing such representations, warranties and covenants reasonably requested by the relevant counsel to enable it to render its opinion (collectively, the “Company Tax Certificates”), and (ii) New Parent, Parent and, if applicable, Cobra Opco shall deliver to Company Counsel, Parent Counsel or such other counsel as may be applicable, one or more duly authorized and executed officer’s certificates, dated as of the Closing Date (and, if requested, dated as of such additional dates as may be necessary in connection with the preparation, filing and delivery of the

Registration Statement or the Joint Information Statement/Proxy Statement/Prospectus or such other dates as may be applicable), containing such representations, warranties and covenants reasonably requested by the relevant counsel to enable it to render its opinion (collectively, the “Parent Tax Certificates”), and New Parent, Parent, Cobra Opco, the Company and Scorpion Opco shall (and shall cause each of its Subsidiaries and Affiliates to) provide such other information as reasonably requested by the relevant counsel for purposes of rendering its opinion.

(d) Certain Post-Closing Matters of Scorpion Opco and Cobra Opco.

(i) New Parent shall prepare, or cause to be prepared, each Pre-Closing Flow-Through Tax Return required to be filed after the Closing, in a manner consistent with past practice, except to the extent otherwise required by applicable Law or this Agreement. To the extent applicable and to the extent permissible under Section 706 of the Code, all items of income, gain, loss, deduction and credit allocable to the Scorpion Opco Units held by the Legacy Unitholders immediately prior to the Effective Time shall be allocated based on an interim closing of the books on the Closing Date pursuant to Section 706 of the Code and the Treasury Regulations promulgated thereunder. For U.S. federal (and applicable state and local) income tax purposes, including for purposes of preparing all Pre-Closing Flow-Through Tax Returns, all items of loss or deduction reportable by Scorpion Opco for U.S. federal (and applicable state and local) income tax purposes resulting from or attributable to the payment of any amounts in connection with the Transactions (including any compensatory payments payable in connection with the Transactions) shall be treated as accruing on or before the Closing Date and, to the extent allocable to the Scorpion Opco Units held by the Legacy Unitholders immediately prior to the Effective Time, shall be allocated to the Legacy Unitholders. New Parent shall not, and shall cause its Subsidiaries not to, file or amend any Pre-Closing Flow-Through Tax Return with respect to Scorpion Opco in a manner that would reasonably be expected to have a material and disproportionate adverse impact on the Legacy Unitholders.

(ii) After the Closing, in the event of an audit of a U.S. federal (or state or local) partnership income Tax Return of any Subsidiary of New Parent (including Cobra Opco and the Opco Surviving Company) for any Tax period that ends on or before or includes the Closing Date, New Parent shall cause the applicable Subsidiary to make, or cause its “partnership representative” to make, the election under Section 6226(a) of the Code (or any similar provision of state or local Tax Law).

6.20 Takeover Laws. None of the Parties will take any action that would cause the Transactions to be subject to requirements imposed by any Takeover Laws, and each of them will take all reasonable steps within its control to exempt (or ensure the continued exemption of) the Transactions from the Takeover Laws of any state that purport to apply to this Agreement or the Transactions.

6.21 Obligations. Parent shall take all action necessary to cause New Parent, Cobra Merger Sub, Scorpion Merger Sub and Cobra Opco to perform their respective obligations under this Agreement. The Company shall take all action necessary to cause Scorpion Opco to perform its obligations under this Agreement.

6.22 Treatment of Existing Debt.

(a) The Company shall, and shall cause its Subsidiaries to, deliver all notices and take all other actions necessary, appropriate or reasonably requested by Parent to facilitate the termination at or following the Pubco Merger Effective Time of all commitments in respect of the Company Existing Credit Facility, the repayment in full on the Closing Date of all obligations thereunder, and the release on the Closing Date of any Encumbrances securing the obligations thereunder and guarantees in connection therewith (collectively, the “Payoff and Release”). In furtherance and not in limitation of the foregoing, the Company and its Subsidiaries shall, (i) at least five (5) Business Days prior to the Closing Date, use commercially reasonable efforts to deliver or cause to be delivered, to Parent drafts of the Payoff Documents (as defined below), (ii) timely deliver all notices required under the Company Existing Credit Facility to effectuate the Payoff and Release and (iii) at least one (1) Business Day prior to the Closing Date, use commercially reasonable efforts to deliver or cause to be delivered, to Parent (x) an executed payoff letter with respect to the Company Existing Credit Facility (the “Payoff Letter”) in form and substance reasonably acceptable to Parent from the applicable agent on behalf of the Persons to whom such indebtedness is owed, which Payoff Letter shall, among other things, set forth the amount required to effectuate the Payoff and Release (the “Payoff Amount”) and provide that all obligations outstanding under, and all Encumbrances and guarantees granted in connection with, the Company Existing Credit Facility shall, upon the payment of Payoff Amount, be released and terminated (other than customary provisions which survive termination of the Company Existing Credit Facility) and (y) customary release documentation in form and substance reasonably acceptable to Parent evidencing the release of each Encumbrance and guarantee granted in connection with the Company Existing Credit Facility (the Payoff Letter and other documents contemplated in clauses (x) and (y) collectively, the “Payoff Documents”).

(b) Between the date of this Agreement and the Closing Date, the Company shall, and shall cause its Subsidiaries and its and their respective Representatives to, if requested by Parent and at Parent’s expense, with respect to the Existing Notes and the Existing Notes Indenture:

(i) commence a consent solicitation with respect to the Existing Notes to seek to obtain the requisite consents from holders of the Existing Notes needed to amend, eliminate or waive certain sections of the Existing Notes Indenture specified by Parent (an “Existing Notes Consent Solicitation”) on such terms and conditions, including with respect to consent fees, that are proposed by Parent; provided that (x) Parent shall be responsible for preparation of the Existing Notes Consent Solicitation Documents (as defined below) and (y) Parent shall consult with the Company and afford the Company a reasonable opportunity to review and comment on the necessary consent solicitation statement, supplemental indenture and other related documents in connection with such Existing Notes Consent Solicitation and Parent will give reasonable consideration to the comments, if any, raised by the Company (the “Existing Notes Consent Solicitation Documents”). The Company shall provide, and shall use commercially reasonable efforts to cause its Representatives to provide, all cooperation reasonably requested by Parent in connection with the Existing Notes Consent Solicitation, including appointing a solicitation agent selected by Parent. The Company shall waive any of the conditions to the Existing Notes Consent Solicitation as may be reasonably requested by Parent (other than the condition that any proposed amendments set forth therein shall not become operative until the Closing), so long as such waivers would not cause the Existing Notes Consent Solicitation to violate applicable Law, and to not, without the prior written consent of Parent, waive any condition to the Existing Notes Consent Solicitation or make any material change, amendment or modification to the terms and conditions of any Existing Notes Consent Solicitation other than as directed by Parent. Promptly following the expiration of an Existing Notes Consent Solicitation, assuming the requisite consent from the holders of the Existing Notes (including from Persons holding proxies from such holders) has been received and certified by the solicitation agent, the Company shall cause an appropriate supplemental indenture (the “Existing Notes Supplemental Indenture”) to become effective providing for the amendments of the Existing Notes Indenture contemplated in the Existing Notes Consent Solicitation Documents; provided, however, that notwithstanding the fact that an Existing Notes Supplemental Indenture may become effective earlier, the proposed amendments set forth therein shall not become operative until the Closing has occurred. The form and substance of the Existing Notes Supplemental Indenture shall be reasonably satisfactory to Parent; and/or

(ii) commence a tender offer and/or an exchange offer as specified by Parent, with respect to all of the outstanding Existing Notes, on such terms and conditions, including pricing terms, that are proposed, from time to time, by Parent (the “Existing Notes Offer”); provided that (x) Parent shall be responsible for preparation of the Existing Notes Offer Documents (as defined below) and (y) Parent shall consult with the Company and afford the Company a reasonable opportunity to review and comment on the necessary registration statement, offering document, offer to purchase, related letter of transmittal, supplemental indenture, to the extent applicable, and other related documents in connection with such Existing Notes Offer and Parent will give reasonable consideration to the comments, if any, raised by the Company (the “Existing Notes Offer Documents”) and the material terms and conditions of the Existing Notes Offer. The terms and conditions specified by Parent for the Existing Notes Offer shall be in compliance with the Existing Notes Indenture and any applicable Laws. The closing of an Existing Notes Offer, if any, shall be expressly conditioned on the occurrence of the Closing, and, in accordance with the terms of the Existing Notes Offer, the Company shall accept for purchase, and purchase, the Existing Notes validly tendered and not validly withdrawn in the Existing Notes Offer (provided that the proposed amendments to the Existing Notes Indenture set forth in any Existing Notes Offer Document may not become effective unless and until the Closing has occurred). The Company shall provide, and use commercially reasonable efforts to cause its Representatives to provide, all cooperation reasonably requested by Parent in connection with the Existing Notes Offer, including appointing a dealer manager selected by Parent. Any Existing Notes Offer shall comply in all material respects with the applicable requirements of the Exchange Act and the Securities Act, including, as applicable, Rule 14e-1 promulgated under the Exchange Act. As applicable, the Company shall waive any of the conditions to an Existing Notes Offer as may be reasonably requested by Parent (other than the condition that an Existing Notes Offer is conditioned on the Closing occurring), so long as such waivers would not cause an Existing Notes Offer to violate the Securities Act and the Exchange Act, and to not, without the prior written consent of Parent, waive any condition to an Existing Notes Offer or make any material change, amendment or modification to the terms and conditions of an Existing Notes Offer (including any extension thereof) other than as directed by Parent.

In addition, without limiting the foregoing clauses (i) and (ii), Parent may elect to take, or cause any affiliate thereof to take, any of the actions contemplated above, in lieu of the Company, in which case the Company shall provide all assistance reasonably requested by Parent in connection therewith.

In connection with the foregoing, the Company shall use commercially reasonable efforts to cause its legal counsel to provide (A) all customary legal opinions required by the Existing Notes Indenture and (B) all customary legal opinions required by applicable laws (including SEC rules and regulations) solely as and to the extent that such opinions relate to the Company and its Subsidiaries, in each case, in connection with the transactions contemplated by this Section 6.22 and to the extent such legal opinions are required to be delivered prior to the Effective Time. Notwithstanding the foregoing, in no event shall the Company or its legal counsel be required to give an opinion as to compliance of an Existing Notes Offer with applicable law or, if applicable, the provisions of the Existing Notes Indenture, if in the reasonable opinion of the Company’s legal counsel, the Existing Notes Offer does not comply with such applicable law or the provisions of the Existing Notes Indenture, as the case may be, or to give an opinion with respect to any financing by Parent.

(c) The Company shall, if requested by Parent and at Parent’s expense, (i) cause the Issuers to issue a notice of conditional optional redemption (the “Redemption Notice”) in the time periods prescribed by the Existing Notes and the Existing Notes Indenture to the holders of the Existing Notes to redeem all or a portion of the outstanding aggregate principal amount of the Existing Notes pursuant to the redemption provisions of the Existing Notes and the Existing Notes Indenture (the “Notes Redemption”) and (ii) take, and cause the Issuers to take, any other actions reasonably requested by Parent to facilitate the satisfaction and discharge of the Existing Notes pursuant to the satisfaction and discharge provisions of the Existing Notes Indenture and the other applicable provisions of the Existing Notes and the Existing Notes Indenture (the “Satisfaction and Discharge”), including in respect of the Notes Redemption or the Satisfaction and Discharge, using commercially reasonable efforts to cause its legal counsel to provide (A) all customary legal opinions required by the Existing Notes Indenture and (B) all customary legal opinions required by applicable laws (including SEC rules and regulations) solely as and to the extent that such opinions relate to the Company and its Subsidiaries, in each case, in connection with the transactions contemplated by this Section 6.22 and to the extent such legal opinions are required to be delivered prior to the Effective Time. Notwithstanding the foregoing, in no event shall the Company or its legal counsel be required to give an opinion as to compliance of a Notes Redemption with applicable law or, if applicable, the provisions of the Existing Notes Indenture, if in the reasonable opinion of the Company’s legal counsel, the Notes Redemption does not comply with such applicable law or the provisions of the Existing Notes Indenture, as the case may be, or to give an opinion with respect to any financing by Parent. Parent shall be responsible for preparing all necessary and appropriate documentation in connection with the Notes Redemption or the Satisfaction and Discharge, including the Redemption Notice and other related documents (collectively, the “Discharge Documents”), provide Company with a reasonable opportunity to review and comment on the Discharge Documents and include any proposed changes reasonably requested by Company thereon. For the avoidance of doubt, nothing in this Section 6.22(c) shall obligate the Company to fund or set aside funds for the redemption, satisfaction or discharge of the Existing Notes or to take any action that is not at the expense of Parent.

(d) The Notes Redemption and/or the Satisfaction and Discharge pursuant to the foregoing Section 6.22(c) is referred to as a “Discharge” of the Existing Notes. Notwithstanding anything herein to the contrary, in no event shall this Section 6.22(d) require the Company to cause the Discharge of the Existing Notes to be effective unless and until the Closing has occurred and Parent has provided or caused to be provided, on behalf of the Company in accordance with the applicable payment instructions provided by the Company to Parent and Section 6.22(e) hereof, to the trustee under the Existing Notes Indenture sufficient funds to pay in full the amount required for the Discharge of the Existing Notes (including principal, premium, if any, and accrued and unpaid interest, if any, with respect to the Existing Notes), and any other amounts to pay in full and terminate, the Existing Notes Indenture.

(e) Without limiting the foregoing, (i) the Company and Parent shall reasonably cooperate with each other with respect to customary actions for transactions of this type that are reasonably requested by Parent to be taken by the Company or its Subsidiaries under the Company Existing Credit Facility or the Existing Notes in connection with the Merger, including in connection with an Existing Notes Offer, the execution of any supplemental indentures described in the Existing Notes Offer Documents and any notice of redemption; provided that none of the Company, its Subsidiaries or their Representatives shall be required to execute or, other than as provided in Section 6.22(b) and Section 6.22(c), deliver, or agree to any change or modification of, any agreement, document, certificate or opinion that (x) is effective prior to the Closing or that would be effective if the Closing does not occur, (y) is not accurate in light of the facts and circumstances at the time delivered, or (z) would conflict with the terms of the Company’s existing Indebtedness, or applicable law, material contracts or Organizational Documents and (ii) the Company and Parent shall reasonably cooperate with each other with respect to actions that are reasonably requested by Parent to be taken by the Company or its Subsidiaries in respect of any letters of credit outstanding under the Company Existing Credit Facility, which actions shall become effective on or after the Closing Date.

(f) Parent (i) shall promptly, upon written request by the Company, reimburse the Company for all reasonable and documented out-of-pocket expenses incurred by the Company or any of its Subsidiaries in connection with the actions of the Company and its Subsidiaries contemplated by Section 6.22 and Section 6.24 and (ii) shall indemnify and hold harmless the Company, its Subsidiaries and their respective Representatives from and against any and all damages or expenses suffered or incurred by any of them in connection with the actions of the Company and its Subsidiaries contemplated by Section 6.22 and Section 6.24 and any information used in connection therewith, in each case other than to the extent any of the foregoing was suffered or incurred as a result of (i) the bad faith, gross negligence or willful misconduct of the Company or any of its Subsidiaries or their respective Representatives or (ii) the Willful and Material breach of this Agreement by the Company or any of its Subsidiaries or their respective Representatives.

6.23 Registration Rights Agreement; New Cobra Opco LLC Agreement . Not less than fifteen (15) days prior to Closing, Parent shall (x) offer to each holder of Scorpion Opco Units as of such date to enter into a registration rights agreement with such Person in the form attached hereto as Exhibit B, and, at or prior to the Closing Date, Parent and New Parent shall enter into such registration rights agreement with each holder of Scorpion Opco Units who desires to be a party thereto, and informs Parent in writing thereof and submits a duly executed signature page to such agreement, not less than two (2) Business Days prior to the Closing Date and (y) send a draft of the New Cobra Opco LLC Agreement to the Company.

6.24 Financing Cooperation.

(a) Prior to the Pubco Merger Effective Time (or the earlier termination of this Agreement), the Company shall, and shall cause its Subsidiaries to, and shall use commercially reasonable efforts to cause its and their Representatives to, provide customary cooperation that is reasonably requested by Parent in connection with any Financing, including:

(i) using reasonable best efforts to furnish to Parent (A) audited consolidated balance sheets and related consolidated statements of operations, equity and cash flows for the Company for each of the three (3) most recently completed fiscal years of the Company ended at least sixty (60) days prior to the Closing Date prepared in accordance with GAAP (it being agreed that publishing of such financial statements on the Company’s website or with the SEC (including via EDGAR) shall satisfy this clause (A) and it being acknowledged that the financial statements referred to in this clause (A) have been furnished) and (B) unaudited condensed consolidated balance sheets and related condensed consolidated statements of operations, equity and cash flows (in each case, subject to normal year-end adjustments and absence of footnotes) for each fiscal quarter of the Company ended after April 1, 2025 and at least forty (40) days prior to the Closing Date (it being agreed that publishing of such financial statements on the Company’s website or with the SEC (including via EDGAR) shall satisfy this clause (B)) (together, the “Required Financial Statements”);

(ii) at reasonable times and locations (it being understood that any such meeting may take place via videoconference or web conference if mutually agreed among Parent and the Company), and upon reasonable advance notice, participating (and using reasonable best efforts to cause senior management and appropriate Representatives of the Company to participate) in a reasonable number of meetings, calls, presentations, road shows, lender presentations, due diligence sessions (including accounting due diligence sessions) and sessions with rating agencies and otherwise using commercially reasonable efforts to cooperate with Parent’s marketing efforts for any of the Financing and assist Parent in obtaining ratings in connection with the Financing, including direct contact between appropriate members of senior management of the Company, on the one hand, and the actual and potential financing sources, on the other hand;

(iii) assisting with the timely preparation and negotiation of materials (including, for the avoidance of doubt, customary rating agency presentations) and definitive documents customarily entered into in connection with debt financing similar to any Financing sought by Parent (such definitive documents, the “Financing Documents”); provided that such cooperation shall only be required to the extent that Parent has furnished to the Company a draft copy of any such Financing Document in order to provide the Company a reasonable opportunity to review;

(iv) using commercially reasonable efforts to cause its independent auditors to (A) provide drafts and executed versions of customary auditors consents and customary comfort letters with respect to financial information relating to the Company and its Subsidiaries as reasonably requested by Parent or as necessary, customary or desirable for financings similar to the Financing, (B) provide assistance in the preparation of pro forma financial statements and information (provided that Parent shall be responsible for the preparation of any pro forma financial statements and pro forma financial information), (C) attend a reasonable number of accounting due diligence sessions and drafting sessions at reasonable times and places, and (D) otherwise provide customary assistance;

(v) using commercially reasonable efforts to (A) take actions reasonably requested by Parent to enable Parent to benefit from the Company’s existing lending relationships in connection with the marketing and syndication of the Financing, (B) cooperate with Financing providers in performing due diligence and (C) assist in obtaining credit ratings; and

(vi) in the event that the Company is in possession of material nonpublic information with respect to the Company or its Subsidiaries, if Parent reasonably requests, filing a Current Report on Form 8-K pursuant to the Exchange Act that contains such material nonpublic information with respect to the Company and its Subsidiaries, which Parent determines (and the Company does not reasonably object) to include in a customary “public side” offering or marketing document in connection with the Financing.

(b) Notwithstanding anything to the contrary in Section 6.22 and this Section 6.24, neither the Company nor any of its Subsidiaries shall pursuant to Section 6.22 and this Section 6.24:

(i) be required to (x) pay any commitment fees or other amounts that are required to be paid pursuant to any Financing and (y) pay or incur any other fees, expenses or other liabilities prior to the Effective Time for which it is not previously or promptly reimbursed or simultaneously indemnified;

(ii) be required to cause any director, officer, member, partner, accountant, legal counsel, employee or other Representative of the Company or any of its Subsidiaries to take any action that will result in such Person incurring any personal liability;

(iii) be required to waive or amend any terms of this Agreement;

(iv) be required to take any action that would unreasonably interfere with the ongoing business or operations of the Company;

(v) be required to provide any information that is prohibited or restricted from being provided by applicable Law or contractual obligation existing as of the date hereof or is legally privileged (provided, however, that the Company shall use its commercially reasonable efforts to provide an alternative means of disclosing or providing such information to the maximum extent permitted by Law or such contractual obligation or to the maximum extent that does not result in a loss of such legal privilege, as applicable, and in the event that the Company or any of its Subsidiaries not provide access or information in reliance on this clause, the Company shall provide notice to Parent that information is being withheld);

(vi) be required to, nor shall any of their directors, employees, officers, members, partners or managers be required to, adopt resolutions or consents to approve or authorize the execution of the agreements, documents and instruments pursuant to which the Financing is obtained or to execute, deliver or enter into, or perform any agreement, document or instrument (other than customary authorization letters), including any credit or other agreements, guarantees, pledge or security documents or certificates in connection with the Financing, in each case, that would be operative prior to the Pubco Merger Effective Time and any such action, authorization, consent, approval, execution, delivery or performance will only be required of the respective directors, employees, officers, members, partners or managers of the Company and its Subsidiaries who retain their respective positions as of, and immediately after, the Pubco Merger Effective Time (except, in each case, with respect to customary authorization letters or as set forth in Section 6.22);

(vii) be required to (or be required to cause their Representatives to) enter into or approve any agreement or other documentation, or agree to any change or modification of any existing agreement or other documentation that would be operative prior to the Pubco Merger Effective Time (except as set forth in Section 6.22);

(viii) be required to (or be required to cause their Representatives to) provide any indemnity prior to the Pubco Merger Effective Time for which it has not received prior reimbursement or is not otherwise indemnified by or on behalf of Parent;

(ix) be required to (or be required to cause their Representatives to) prepare or deliver any pro forma financial statement, pro forma information, projections or other forward-looking financial information or to provide any financial or other information (other than using reasonable best efforts to furnish the Required Financial Statements and information necessary or customary for Parent to prepare pro forma financial statements) that is not reasonably available, historically prepared or maintained in the ordinary course of business, including preparing stand-alone financial statements for any Subsidiaries of the Company; or

(x) be required to (or be required to cause their Representatives to) provide opinions of internal or external counsel (except as set forth in Section 6.22(b)).

All nonpublic or otherwise confidential information regarding the Company or its Subsidiaries obtained by Parent, its Subsidiaries or their respective Representatives pursuant to this Section 6.24 or otherwise from or on behalf of the Company shall be kept confidential in accordance with the Confidentiality Agreement; provided that, notwithstanding anything to the contrary herein or in the Confidentiality Agreement, such information may be disclosed (i) to prospective lenders, underwriters, initial purchasers, dealer managers and agents during syndication and marketing of the Financing that enter into confidentiality arrangements customary for financing transactions of the same type as the Financing (including customary “click-through” confidentiality undertakings) and (ii) on a confidential basis to rating agencies.

(c) Notwithstanding anything in this Agreement to the contrary: (i) in no event shall the receipt by, or available to, Parent or any of its Subsidiaries of any funds or financing or any other financing transaction (including the Financing) be a condition to Parent’s obligation to effect the Closing, and (ii) the Company will be deemed to be in compliance with this Section 6.24, unless Parent has failed to obtain the Financing and such failure was due primarily to the Company’s willful or material breach of its obligations under this Section 6.24.

(d) The Company hereby consents to the reasonable and customary use of the Company’s and its Subsidiaries’ logos solely in connection with the marketing of the financing for the Transactions; provided that such logos are used solely in a manner that is not intended to or reasonably likely to harm or disparage the Company or its Subsidiaries or the reputation or goodwill of the Company or its Subsidiaries.

ARTICLE VII

CONDITIONS PRECEDENT

7.1 Conditions to Each Party’s Obligation to Consummate the Mergers. The respective obligation of each Party to consummate the Mergers is subject to the satisfaction at or prior to the Pubco Merger Effective Time of the following conditions, any or all of which may be waived jointly by the Parties, in whole or in part, to the extent permitted by applicable Law:

(a) Stockholder Approvals. The Company Stockholder Approval and the Parent Stockholder Approval shall have been obtained.

(b) Regulatory Approval. Any waiting period applicable to the Transactions under the HSR Act shall have been terminated or shall have expired.

(c) No Injunctions or Restraints. No Governmental Entity having jurisdiction over any Party shall have issued any order, decree, ruling, injunction or other action that is in effect (whether temporary, preliminary or permanent) restraining, enjoining or otherwise prohibiting the consummation of the Mergers and no Law shall have been adopted that makes consummation of the Mergers illegal or otherwise prohibited.

(d) Registration Statement. The Registration Statement shall have been declared effective by the SEC under the Securities Act and shall not be the subject of any stop order or pending Proceedings seeking a stop order.

(e) Nasdaq Listing. The shares of New Parent Class A Common Stock issuable (i) to the holders of Eligible Company Class A Shares pursuant to this Agreement, (ii) to holders of Parent Class A Common Stock pursuant to this Agreement and (iii) upon the redemption of Cobra Opco Units (together with a corresponding number of shares of New Parent Class B Common Stock) shall have been authorized for listing on the Nasdaq, subject to official notice of issuance.

7.2 Additional Conditions to Obligations of the Parent Parties. The obligations of the Parent Parties to consummate the Mergers are subject to the satisfaction at or prior to the Pubco Merger Effective Time of the following conditions, any or all of which may be waived exclusively by Parent, in whole or in part, to the extent permitted by applicable Law:

(a) Representations and Warranties of the Company Parties. (i) The representations and warranties of the Company Parties set forth in Section 4.2(a) and Section 4.6(a) shall be true and correct (except, with respect to Section 4.2(a), for any de minimis inaccuracies) as of the date hereof and as of the Closing Date, as though made on and as of the Closing Date (except that representations and warranties that speak as of a specified date shall have been true and correct only as of such date), (ii) the representations and warranties of the Company Parties set forth in Section 4.1 (solely the first sentence thereof), Section 4.2(b) (solely as to the Company and Scorpion Opco), Section 4.3 (excluding Section 4.3(d)(ii)-(iii)), Section 4.4, Section 4.21, Section 4.22 and Section 4.23 shall be true and correct in all material respects at and as of the date hereof and as of the Closing Date, as though made on and as of the Closing Date (except that representations and warranties that speak as of a specified date shall have been true and correct only as of such date), and (iii) all other representations and warranties of the Company Parties set forth in Article IV of this Agreement shall be true and correct as of the date hereof and as of the Closing Date, as though made on and as of the Closing Date (except that representations and warranties that speak as of a specified date shall have been true and correct only as of such date), except in the case of this clause (iii) where the failure of such representations and warranties to be so true and correct (without regard to qualification or exceptions contained therein as to “materiality”, “in all material respects” or “Company Material Adverse Effect”) would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect.

(b) Performance of Obligations of the Company Parties. The Company Parties each shall have performed, or complied with, in all material respects all agreements and covenants required to be performed or complied with by them under this Agreement at or prior to the Pubco Merger Effective Time.

(c) No Company Material Adverse Effect. Since the date of this Agreement, there shall not have occurred any event, circumstance, development, change, occurrence or effect that has had or would reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect.

(d) Compliance Certificate. Parent shall have received a certificate of the Company signed by an executive officer of the Company, dated the Closing Date, confirming that the conditions in Sections 7.2(a), (b), and (c) have been satisfied.

(e) Tax Opinion. Parent shall have received a written opinion from Wachtell, Lipton, Rosen & Katz (“WLRK”) (or, if WLRK is unable or unwilling to issue such an opinion, from another nationally recognized law firm reasonably acceptable to Parent) (WLRK or such other counsel, “Parent Counsel”), in form and substance reasonably satisfactory to Parent, dated as of the Closing Date, to the effect that, on the basis of the facts, representations and assumptions set forth or referred to in such opinion, (i) the Cobra Pubco Merger should qualify as a “reorganization” within the meaning of Section 368(a) of the Code, (ii) transfers of Parent

Common Stock and Company Class A Common Stock to New Parent in exchange for New Parent Common Stock pursuant to the Pubco Mergers should together constitute a transaction described in Section 351 of the Code or (iii) both tax treatments described in clause (i) and clause (ii) should apply. In rendering the opinion described in this Section 7.2(e), Parent Counsel shall have received the Parent Tax Certificates and the Company Tax Certificates and may rely upon such certificates and such other representations, information and assumptions as Parent Counsel reasonably deems relevant.

7.3 Additional Conditions to Obligations of the Company Parties. The obligations of the Company Parties to consummate the Mergers are subject to the satisfaction at or prior to the Pubco Merger Effective Time of the following conditions, any or all of which may be waived exclusively by the Company, in whole or in part, to the extent permitted by applicable Law:

(a) Representations and Warranties of the Parent Parties. (i) The representations and warranties of the Parent Parties set forth in Section 5.2(a) and Section 5.6(a) shall be true and correct (except, with respect to Section 5.2(a), for any de minimis inaccuracies) as of the date hereof and as of the Closing Date, as though made on and as of the Closing Date (except that representations and warranties that speak as of a specified date shall have been true and correct only as of such date), (ii) the representations and warranties of the Parent Parties set forth in Section 5.1 (solely the first sentence thereof), Section 5.2(b), Section 5.2(c), Section 5.2(d), Section 5.3 (excluding Section 5.3(d)(ii)-(iii)), Section 5.4, and Section 5.16 shall be true and correct in all material respects at and as of the date hereof and as of the Closing Date, as though made on and as of the Closing Date (except that representations and warranties that speak as of a specified date shall have been true and correct only as of such date) and (iii) all other representations and warranties of the Parent Parties set forth in Article V of this Agreement shall be true and correct as of the date hereof and as of the Closing Date, as though made on and as of the Closing Date (except that representations and warranties that speak as of a specified date shall have been true and correct only as of such date), except in the case of this clause (iii) where the failure of such representations and warranties to be so true and correct (without regard to qualification or exceptions contained therein as to “materiality,” “in all material respects” or “Parent Material Adverse Effect”) would not reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect.

(b) Performance of Obligations of the Parent Parties. The Parent Parties each shall have performed, or complied with, in all material respects all agreements and covenants required to be performed or complied with by them under this Agreement at or prior to the Pubco Merger Effective Time.

(c) No Parent Material Adverse Effect. Since the date of this Agreement, there shall not have occurred any event, circumstance, development, change, occurrence or effect that has had or would reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect.

(d) Compliance Certificate. The Company shall have received a certificate of Parent signed by an executive officer of Parent, dated the Closing Date, confirming that the conditions in Sections 7.3(a), (b) and (c) have been satisfied.

(e) Tax Opinion. The Company shall have received a written opinion from Vinson & Elkins L.L.P. (“V&E”) (or, if V&E is unable or unwilling to issue such an opinion, from another nationally recognized law firm reasonably acceptable to the Company) (V&E or other such counsel, “Company Counsel”), in form and substance reasonably satisfactory to the Company, dated as of the Closing Date, to the effect that, on the basis of the facts, representations and assumptions set forth or referred to in such opinion, (i) the Scorpion Pubco Merger should qualify as a “reorganization” within the meaning of Section 368(a) of the Code, (ii) transfers of Parent Common Stock and Company Class A Common Stock to New Parent in exchange for New Parent Common Stock pursuant to the Pubco Mergers should together constitute a transaction described in Section 351 of the Code or (iii) both tax treatments described in clause (i) and clause (ii) should apply. In rendering the opinion described in this Section 7.3(e), Company Counsel shall have received the Parent Tax Certificates and the Company Tax Certificates and may rely upon such certificates and such other representations, information and assumptions as Company Counsel reasonably deems relevant.

ARTICLE VIII

TERMINATION

8.1 Termination. This Agreement may be terminated and the Mergers may be abandoned at any time prior to the Pubco Merger Effective Time, whether (except as expressly set forth below) before or after the Company Stockholder Approval or the Parent Stockholder Approval has been obtained:

(a) by mutual written consent of the Company and Parent;

(b) by either the Company or Parent:

(i) if any Governmental Entity having jurisdiction over any Party shall have issued any order, decree, ruling or injunction or taken any other action permanently restraining, enjoining or otherwise prohibiting the consummation of the Mergers and such order, decree, ruling or injunction or other action shall have become final and nonappealable, or if there shall be adopted any Law that permanently makes consummation of the Mergers illegal or otherwise permanently prohibited; provided, however, that the right to terminate this Agreement under this Section 8.1(b)(i) shall not be available to any Party whose failure to fulfill any material covenant or agreement under this Agreement has been the cause of or resulted in the action or event described in this Section 8.1(b)(i) occurring;

(ii) if the Mergers shall not have been consummated on or before 5:00 p.m. Houston, Texas time, on June 2, 2026; provided, however, that the right to terminate this Agreement under this Section 8.1(b)(ii) shall not be available to any Party whose failure to fulfill any material covenant or agreement under this Agreement has been the cause of or resulted in the failure of the Mergers to occur on or before such date;

(iii) in the event of a breach by the other Party of any representation, warranty, covenant or other agreement contained in this Agreement which (A) would give rise to the failure of a condition set forth in Section 7.2(a) or (b) (in the case of a termination by Parent) or Sections 7.3(a) or (b) (in the case of a termination by the Company), as applicable, if it was continuing as of the Closing Date and (B) cannot be or has not been cured by the earlier of thirty (30) days after the giving of written notice to the breaching Party of such breach and the basis for such notice, and the date of the proposed termination (a “Terminable Breach”); provided, however, that the terminating Party is not then in Terminable Breach (disregarding clause (B) in the definition thereof) of any representation, warranty, covenant or other agreement contained in this Agreement; or

(iv) if the Company Stockholder Approval shall not have been obtained upon a vote held at a duly held Company Stockholders Meeting, or at any adjournment or postponement thereof.

(c) by Parent, (i) prior to the time the Company Stockholder Approval is obtained, if the Company Board or a committee thereof shall have effected a Company Change of Recommendation (whether or not such Company Change of Recommendation is permitted by this Agreement) or (ii) the Company or its Subsidiaries shall have breached their obligations under Section 6.3 and such breach constitutes a Willful and Material Breach;

(d) by the Company, prior to the time the Company Stockholder Approval is obtained, in order to enter into a definitive agreement with respect to a Company Superior Proposal; provided, however, that the Company has complied in all material respects with its obligations under Section 6.3 in respect of such Company Superior Proposal and shall have contemporaneously with such termination tendered payment to Parent of the fee pursuant to Section 8.3(b); or

(e) by the Company, no later than three (3) Business Days after the date of this Agreement, if the Parent Majority Stockholder shall have not delivered the Parent Stockholder Approval to the Company within twenty-four (24) hours of the execution of this Agreement.

8.2 Notice of Termination; Effect of Termination.

(a) A terminating Party shall provide written notice of termination to the other Party specifying with particularity the reason for such termination, and any termination shall be effective immediately upon delivery of such written notice to the other Party.

(b) In the event of termination of this Agreement by any Party as provided in Section 8.1, this Agreement shall forthwith become void and there shall be no liability or obligation on the part of any Party (or any stockholder or Representative of such Party) except as provided in Section 8.3; provided, however, that notwithstanding anything to the contrary herein, no such termination shall relieve any Party from liability for any damages for a Willful and Material Breach of any covenant, agreement or obligation hereunder or intentional fraud (which liability or damages the Parties acknowledge and agree shall not be limited to reimbursement of out-of-pocket fees, costs or expenses, with respect to the Company Parties or Parent Parties, as applicable, incurred in connection with the Transactions and shall include, pursuant to Section 261(a)(1) of the DGCL, monetary damages based on the loss of the economic benefit of the Transactions to the Company Parties and their equityholders (which shall be deemed to be damages payable to the Company Parties) or the Parent Parties and their equityholders (which shall be deemed to be damages payable to the Parent Parties), as applicable). The provisions of Article I (solely to the extent related to any of the other surviving provisions specified in this Section 8.2(b)), Section 6.7(b), Section 6.22(f), Section 8.2, Section 8.3 and Article IX shall survive any termination hereof pursuant to Section 8.1. In addition, the termination of this Agreement shall not affect the parties’ respective obligations under the Confidentiality Agreement.

8.3 Expenses and Other Payments.

(a) Except as otherwise provided in this Agreement, each Party shall pay its own expenses incident to preparing for, entering into and carrying out this Agreement and the consummation of the Transactions, whether or not the Mergers shall be consummated.

(b) If (i) Parent terminates this Agreement pursuant to (x) Section 8.1(c)(i) (Company Change of Recommendation) (other than if the applicable Company Change of Recommendation related to a Parent Majority Stockholder Change of Control), (y) Section 8.1(c)(ii) (Breach of No-Shop) where the breach of Section 6.3 resulted in the Company receiving a Company Competing Proposal, or (z) the Company or Parent terminates this Agreement pursuant to Section 8.1(b)(iv) at a time when this Agreement was terminable by Parent pursuant to Section 8.1(c)(i) (Company Change of Recommendation) (other than if the applicable Company Change of Recommendation related to a Parent Majority Stockholder Change of Control) or Section 8.1(c)(ii) (Breach of No-Shop) where the breach of Section 6.3 resulted in the Company receiving a Company Competing Proposal, or (ii) the Company terminates this Agreement pursuant to Section 8.1(d) (Company Superior Proposal), then the Company or Scorpion Opco shall pay or cause to be paid to Cobra Opco (or, if directed by Parent or Cobra Opco, to Parent or another Subsidiary of Parent) the Company Termination Fee in cash by wire transfer of immediately available funds to an account designated by Parent or Cobra Opco. If the fee shall be payable pursuant to clause (i) of the immediately preceding sentence, the fee shall be paid no later than three (3) Business Days after notice of termination of this Agreement, and if the fee shall be payable pursuant to clause (ii) of the immediately preceding sentence, the fee shall be paid contemporaneously with such termination of this Agreement.

(c) If (i) (A) this Agreement is terminated by Parent or the Company pursuant to Section 8.1(b)(ii) (End Date), Section 8.1(b)(iv) (Failure to Obtain Company Stockholder Approval) or Section 8.1(b)(iii) (Breach of Company Representations or Covenants) with respect to a Terminable Breach by the Company and (B) after the date of this Agreement, a Company Competing Proposal (whether or not conditional) (1) is made directly to the Company Stockholders or is otherwise publicly disclosed or shall otherwise have become publicly known, or any Person shall have publicly announced an intention (whether or not conditional) to make, a Company Competing Proposal and, in each case, such Company Competing Proposal is not withdrawn prior to such termination (or, in the case of termination pursuant to Section 8.1(b)(iv) (Failure to Obtain Company Stockholder Approval), such Company Competing Proposal is publicly announced and not withdrawn at least two (2) Business Days prior to the date of the Company Stockholders Meeting) or (2) is otherwise communicated to senior management of the Company or the Company Board prior to the termination hereof and not withdrawn prior to such termination, and (ii) within twelve (12) months after the date of such termination, the Company enters into a definitive agreement with respect to a Company Competing Proposal (or publicly approves or recommends to the Company Stockholders or otherwise does not oppose, in the case of a tender or exchange offer, a Company Competing Proposal) or consummates a Company Competing Proposal, then the Company or Scorpion Opco shall pay or cause to be paid to Cobra Opco (or, if directed by Parent or Cobra Opco, to Parent or a Subsidiary of Parent) the Company Termination Fee concurrently with the entry into such definitive agreement or consummation of such Company Competing Proposal. For purposes of this Section 8.3(c), any reference in the definition of Company Competing Proposal to “20%” shall be deemed to be a reference to “more than 50%.”

(d) In no event shall the Company Parties, collectively, be obligated to pay the Company Termination Fee on more than one occasion. The Parties agree that the agreements contained in this Section 8.3 are an integral part of the Transactions, and that, without these agreements, the Parties would not enter into this Agreement. If the Company or Scorpion Opco fails to promptly pay an amount due by it pursuant to this Section 8.3, interest shall accrue on such amount from the date such payment was required to be paid pursuant to the terms of this Agreement until the date of payment at the rate of 8% per annum. If, in order to obtain such payment, Parent commences a Proceeding that results in judgment for Parent for such amount, the Company and Scorpion Opco shall pay Parent its reasonable out-of-pocket costs and expenses (including reasonable attorneys’ fees and expenses) incurred in connection with such Proceeding. The Parties agree that the monetary remedies set forth in this Section 8.3 and the specific performance remedies set forth in Section 9.10 shall be the sole and exclusive remedies of the Parent Parties against the Company Parties and any of their respective former, current or future general or limited partners, shareholders, managers, members, Representatives or Affiliates for any loss suffered as a result of the failure of the Mergers to be consummated except in the case of intentional fraud or a Willful and Material Breach of any covenant, agreement or obligation in this Agreement (in which case only the Company Parties shall be liable for damages for such intentional fraud or Willful and Material Breach), and upon payment of such amount, no Company Parties or any of their respective former, current or future general or limited partners, shareholders, managers, members, Representatives or Affiliates shall have any further liability or obligation relating to or arising out of this Agreement or the transactions contemplated hereby, except for the liability of the Company Parties in the case of intentional fraud or a Willful and Material Breach of any covenant, agreement or obligation.

ARTICLE IX

GENERAL PROVISIONS

9.1 Disclosure Letter Definitions. All capitalized terms in the Company Disclosure Letter and the Parent Disclosure Letter shall have the meanings ascribed to them herein (including in Annex A) except as otherwise defined therein.

9.2 Survival. Except as otherwise provided in this Agreement, none of the representations, warranties, agreements and covenants contained in this Agreement will survive the Closing; provided, however, the agreements of the Parties in Article I (solely to the extent related to any of the other surviving provisions specified in this Section 9.2), Article II, Article III, Article IX, Section 6.9, Section 6.10 and Section 6.19 will survive the Closing. The Confidentiality Agreement shall (i) survive termination of this Agreement in accordance with its terms and (ii) terminate as of the Pubco Merger Effective Time.

9.3 Notices. All notices, requests and other communications to any Party under, or otherwise in connection with, this Agreement shall be in writing and shall be deemed to have been duly given (a) if delivered in person; (b) if transmitted by electronic mail (“email”) (but only if confirmation of receipt of such email is requested and received; provided that each notice Party shall use reasonable best efforts to confirm receipt of any such email correspondence promptly upon receipt of such request); or (c) if transmitted by national overnight courier, in each case as addressed as follows:

(i) if to the Parent Parties, to: Viper Energy, Inc. 500 West Texas Ave., Suite 100 Midland, Texas 79701
Attention:	Kaes Van’t Hof
Matt Zmigrosky
Email:	KVantHof@DiamondbackEnergy.com
MZmigrosky@DiamondbackEnergy.com

with a required copy to (which copy shall not constitute notice):

Wachtell, Lipton, Rosen & Katz
51 West 52nd Street
New York, New York 10019
Attention:	Zachary S. Podolsky
Email:	ZSPodolsky@wlrk.com

(ii) if to the Company or Scorpion Opco, to:

Sitio Royalties Corp.

1401 Lawrence Street, Suite 1705
Denver, Colorado 80202
Attention:	Chris Conoscenti
Brett Riesenfeld
Email:	chris.conoscenti@sitio.com
brett.riesenfeld@sitio.com

with a required copy to (which copy shall not constitute notice):

Vinson & Elkins L.L.P. 845 Texas Avenue, Suite 4700
Houston, Texas 77002
Attention:	Douglas E. McWilliams, Benjamin R. Barron
Email:	dmcwilliams@velaw.com
bbarron@velaw.com

9.4 Rules of Construction.

(a) Each of the Parties acknowledges that it has been represented by counsel of its choice throughout all negotiations that have preceded the execution of this Agreement and that it has executed the same with the advice of said independent counsel. Each Party and its counsel cooperated in the drafting and preparation of this Agreement and the documents referred to herein, and any and all drafts relating thereto exchanged between the Parties shall be deemed the work product of the Parties and may not be construed against any Party by reason of its preparation. Accordingly, any rule of law or any legal decision that would require interpretation of any ambiguities in this Agreement against any Party that drafted it is of no application and is hereby expressly waived.

(b) The inclusion of any information in the Company Disclosure Letter or Parent Disclosure Letter shall not be deemed an admission or acknowledgment, in and of itself and solely by virtue of the inclusion of such information in the Company Disclosure Letter or Parent Disclosure Letter, as applicable, that such information is required to be listed in the Company Disclosure Letter or Parent Disclosure Letter, as applicable, that such items are material to the Company and its Subsidiaries, taken as a whole, or Parent and its Subsidiaries, taken as a whole, as the case may be, or that such items have resulted in a Company Material Adverse Effect or a Parent Material Adverse Effect. The headings, if any, of the individual sections of each of the Parent Disclosure Letter and Company Disclosure Letter are inserted for convenience only and shall not be deemed to constitute a part thereof or a part of this Agreement. The Company Disclosure Letter and Parent Disclosure Letter are arranged in sections corresponding to the Sections of this Agreement merely for convenience, and the disclosure of an item in one section of the Company Disclosure Letter or Parent Disclosure Letter, as applicable, as an exception to a particular representation or warranty shall be deemed adequately disclosed as an exception with respect to all other representations or warranties to the extent that the relevance of such item to such representations or warranties is reasonably apparent from such item, notwithstanding the presence or absence of an appropriate section of the Company Disclosure Letter or Parent Disclosure Letter with respect to such other representations or warranties or an appropriate cross reference thereto.

(c) The specification of any dollar amount in the representations and warranties or otherwise in this Agreement or in the Company Disclosure Letter or Parent Disclosure Letter is not intended and shall not be deemed to be an admission or acknowledgment of the materiality of such amounts or items, nor shall the same be used in any dispute or controversy between the Parties to determine whether any obligation, item or matter (whether or not described herein or included in any schedule) is or is not material for purposes of this Agreement.

(d) All references in this Agreement to Annexes, Exhibits, Schedules, Articles, Sections, subsections and other subdivisions refer to the corresponding Annexes, Exhibits, Schedules, Articles, Sections, subsections and other subdivisions of this Agreement unless expressly provided otherwise. Titles appearing at the beginning of any Articles, Sections, subsections or other subdivisions of this Agreement are for convenience only, do not constitute any part of such Articles, Sections, subsections or other subdivisions, and shall be disregarded in construing the language contained therein. The words “this Agreement,” “herein,” “hereby,” “hereunder” and “hereof” and words of similar import, refer to this Agreement as a whole and not to any particular subdivision unless expressly so limited. The words “this Section,” “this subsection” and words of similar import, refer only to the Sections or subsections hereof in which such words occur. The word “including” (in its various forms) means “including, without limitation.” Pronouns in masculine, feminine or neuter genders shall be construed to state and include any other gender and words, terms and titles (including terms defined herein) in the singular form shall be construed to include the plural and vice versa, unless the context otherwise expressly requires. Unless the context otherwise requires, all defined terms contained herein shall include the singular and plural and the conjunctive and disjunctive forms of such defined terms. Unless the context otherwise requires, all references to a specific time shall refer to Houston, Texas time. The words “made available” or “delivered” mean, with respect to any document, that such document was previously made available in the electronic data room relating to the Transactions maintained by the Company or Parent, via Parent’s or the Company’s Representatives via email or in the Company SEC Documents or Parent SEC Documents, as applicable, prior to the execution of this Agreement.

(e) In this Agreement, except as the context may otherwise require, references to: (i) any agreement (including this Agreement), contract, statute or regulation are to the agreement, contract, statute or regulation as amended, modified, supplemented, restated or replaced from time to time (in the case of an agreement or contract, to the extent permitted by the terms thereof and, if applicable, by the terms of this Agreement); (ii) any Governmental Entity include any successor to that Governmental Entity; (iii) any applicable Law refers to such applicable Law as amended, modified, supplemented or replaced from time to time (and, in the case of statutes, include any rules and regulations promulgated under such statute) and references to any section of any applicable Law or other law include any successor to such section; and (iv) “days” mean calendar days.

9.5 Counterparts. This Agreement may be executed in two (2) or more counterparts, including via facsimile or email in “portable document format” (“.pdf”) form transmission, all of which shall be considered one and the same agreement and shall become effective when two (2) or more counterparts have been signed by each of the Parties and delivered to the other Parties, it being understood that all Parties need not sign the same counterpart.

9.6 Entire Agreement; Third Party Beneficiaries. This Agreement (together with the Confidentiality Agreement, the Company Disclosure Letter, the Parent Disclosure Letter and any other documents and instruments executed pursuant hereto) constitutes the entire agreement and supersedes all prior agreements and understandings, both written and oral, among the Parties with respect to the subject matter hereof. Except for the provisions of Article III and Section 6.10 (which from and after the applicable Effective Time are intended for the benefit of, and shall be enforceable by, the Persons referred to therein and by their respective heirs and Representatives) or as otherwise set forth in this Section 9.6, nothing in this Agreement, express or implied, is intended to or shall confer upon any Person other than the Parties any right, benefit or remedy of any nature whatsoever under or by reason of this Agreement. Notwithstanding the foregoing, in the event of any Parent Party’s Willful and Material Breach of this Agreement or intentional fraud and the termination of this Agreement, the Company Stockholders, acting solely through the Company from and after the termination, shall be beneficiaries of this Agreement and shall be entitled to pursue any and all legally available remedies, including equitable relief, and to seek recovery of all losses, liabilities, damages, costs and expenses of every kind and nature, including reasonable attorneys’ fees and as set forth in Section 261(a)(1) of the DGCL; provided, however, that the rights granted pursuant to this sentence shall be enforceable only by the Company, on behalf of the Company Stockholders, in the Company’s sole discretion, it being understood and agreed such rights shall attach to such shares of Company Capital Stock and subsequently trade and transfer therewith and, consequently, any damages, settlements, or other amounts recovered or received by the Company with respect to such rights may, in the Company’s sole discretion, be (a) distributed, in whole or in part, by the Company to the holders of shares of Company Capital Stock of record as of any date determined by the Company or (b) retained by the Company for the use and benefit of the Company on behalf of its stockholders in any manner the Company deems fit.

9.7 Governing Law; Venue; Waiver of Jury Trial.

(a) THIS AGREEMENT, AND ALL CLAIMS OR CAUSES OF ACTION (WHETHER IN CONTRACT OR TORT) THAT MAY BE BASED UPON, ARISE OUT OF OR RELATE TO THIS AGREEMENT, OR THE NEGOTIATION, EXECUTION OR PERFORMANCE OF THIS AGREEMENT, SHALL BE GOVERNED BY AND CONSTRUED IN ACCORDANCE WITH THE LAWS OF THE STATE OF DELAWARE, WITHOUT GIVING EFFECT TO THE PRINCIPLES OF CONFLICTS OF LAW THEREOF.

(b) THE PARTIES IRREVOCABLY SUBMIT TO THE JURISDICTION OF THE COURT OF CHANCERY OF THE STATE OF DELAWARE OR, IF THE COURT OF CHANCERY OF THE STATE OF DELAWARE OR THE DELAWARE SUPREME COURT DETERMINES THAT, NOTWITHSTANDING SECTION 111 OF THE DGCL, THE COURT OF CHANCERY DOES NOT HAVE OR SHOULD NOT EXERCISE SUBJECT MATTER JURISDICTION OVER SUCH MATTER, THE SUPERIOR COURT OF THE STATE OF DELAWARE AND THE FEDERAL COURTS OF THE UNITED STATES OF AMERICA LOCATED IN THE STATE OF DELAWARE SOLELY IN CONNECTION WITH ANY DISPUTE THAT ARISES IN RESPECT OF THE INTERPRETATION AND ENFORCEMENT OF THE PROVISIONS OF THIS AGREEMENT AND THE DOCUMENTS REFERRED TO IN THIS AGREEMENT OR IN RESPECT OF THE TRANSACTIONS CONTEMPLATED HEREBY, AND HEREBY WAIVE, AND AGREE NOT TO ASSERT, AS A DEFENSE IN ANY ACTION, SUIT OR PROCEEDING FOR INTERPRETATION OR ENFORCEMENT HEREOF OR ANY SUCH DOCUMENT THAT IT IS NOT SUBJECT THERETO OR THAT SUCH ACTION, SUIT OR PROCEEDING MAY NOT BE BROUGHT OR IS NOT MAINTAINABLE IN SAID COURTS OR THAT VENUE THEREOF MAY NOT BE APPROPRIATE OR THAT THIS AGREEMENT OR ANY SUCH DOCUMENT MAY NOT BE ENFORCED IN OR BY SUCH COURTS, AND THE PARTIES IRREVOCABLY AGREE THAT ALL CLAIMS WITH RESPECT TO SUCH ACTION, SUIT OR PROCEEDING SHALL BE HEARD AND DETERMINED EXCLUSIVELY BY SUCH DELAWARE STATE OR FEDERAL COURT. THE PARTIES HEREBY CONSENT TO AND GRANT ANY SUCH COURT JURISDICTION OVER THE PERSON OF SUCH PARTIES AND OVER THE SUBJECT MATTER OF SUCH DISPUTE AND AGREE THAT MAILING OF PROCESS OR OTHER PAPERS IN CONNECTION WITH SUCH ACTION, SUIT OR PROCEEDING IN THE MANNER PROVIDED IN SECTION 9.3 OR IN SUCH OTHER MANNER AS MAY BE PERMITTED BY LAW SHALL BE VALID AND SUFFICIENT SERVICE THEREOF.

(c) EACH PARTY ACKNOWLEDGES AND AGREES THAT ANY CONTROVERSY WHICH MAY ARISE UNDER THIS AGREEMENT IS LIKELY TO INVOLVE COMPLICATED AND DIFFICULT ISSUES, AND THEREFORE EACH SUCH PARTY HEREBY IRREVOCABLY AND UNCONDITIONALLY WAIVES ANY RIGHT SUCH PARTY MAY HAVE TO A TRIAL BY JURY IN RESPECT OF ANY LITIGATION DIRECTLY OR INDIRECTLY ARISING OUT OF OR RELATING TO THIS AGREEMENT OR THE TRANSACTIONS CONTEMPLATED BY THIS AGREEMENT. EACH PARTY CERTIFIES AND ACKNOWLEDGES THAT (I) NO REPRESENTATIVE, AGENT OR ATTORNEY OF ANY OTHER PARTY HAS REPRESENTED, EXPRESSLY OR OTHERWISE, THAT SUCH OTHER PARTY WOULD NOT, IN THE EVENT OF LITIGATION, SEEK TO ENFORCE THE FOREGOING WAIVER; (II) SUCH PARTY UNDERSTANDS AND HAS CONSIDERED THE IMPLICATIONS OF THE FOREGOING WAIVER; (III) SUCH PARTY MAKES THE FOREGOING WAIVER VOLUNTARILY AND (IV) SUCH PARTY HAS BEEN INDUCED TO ENTER INTO THIS AGREEMENT BY, AMONG OTHER THINGS, THE MUTUAL WAIVER AND CERTIFICATIONS IN THIS SECTION 9.7.

9.8 No Remedy in Certain Circumstances. Each Party agrees that, should any court or other competent authority hold any provision of this Agreement or part hereof to be null, void or unenforceable, or order any Party to take any action inconsistent herewith or not to take an action consistent herewith or required hereby, the validity, legality and enforceability of the remaining provisions and obligations contained or set forth herein shall not in any way be affected or impaired thereby, unless the foregoing inconsistent action or the failure to take an action makes this Agreement impossible to perform, in which case this Agreement shall terminate.

9.9 Assignment. Neither this Agreement nor any of the rights, interests or obligations hereunder shall be assigned by any of the Parties (whether by operation of Law or otherwise) without the prior written consent of the other Party. Subject to the preceding sentence, this Agreement will be binding upon, inure to the benefit of and be enforceable by the Parties and their respective successors and permitted assigns. Any purported assignment in violation of this Section 9.9 shall be void.

9.10 Specific Performance. The Parties agree that irreparable damage, for which monetary damages would not be an adequate remedy, would occur in the event that any of the provisions of this Agreement were not performed in accordance with their specific terms or were otherwise breached by the Parties. Prior to the termination of this Agreement pursuant to Section 8.1, it is accordingly agreed that the Parties shall be entitled to an injunction or injunctions, or any other appropriate form of specific performance or equitable relief, to prevent breaches of this Agreement and to enforce specifically the terms and provisions hereof in any court of competent jurisdiction, in each case in accordance with this Section 9.10, this being in addition to any other remedy to which they are entitled under the terms of this Agreement at law or in equity. Each Party accordingly agrees not to raise any objections to the availability of the equitable remedy of specific performance to prevent or restrain breaches or threatened breaches of, or to enforce compliance with, the covenants and obligations of such Party under this Agreement all in accordance with the terms of this Section 9.10. Each Party further agrees that no other Party or any other Person shall be required to obtain, furnish or post any bond or similar instrument in connection with or as a condition to obtaining any remedy referred to in this Section 9.10, and each Party irrevocably waives any right it may have to require the obtaining, furnishing or posting of any such bond or similar instrument.

9.11 Amendment. This Agreement may be amended by the Parties, by action taken or authorized by their respective boards of directors at any time before or after adoption of this Agreement by the Company Stockholders, but, after any such adoption, no amendment shall be made which by law would require the further approval by such stockholders without first obtaining such further approval. This Agreement may not be amended except by an instrument in writing signed on behalf of each of the Parties.

9.12 Extension; Waiver. At any time prior to the Pubco Merger Effective Time, the Company and Parent may, by action taken or authorized by their respective boards of directors, to the extent legally allowed:

(a) extend the time for the performance of any of the obligations or acts of the other Party hereunder;

(b) waive any inaccuracies in the representations and warranties of the other Party contained herein or in any document delivered pursuant hereto; or

(c) waive compliance with any of the agreements or conditions of the other Party contained herein.

Notwithstanding the foregoing, no failure or delay by a Party in exercising any right hereunder shall operate as a waiver thereof nor shall any single or partial exercise thereof preclude any other or further exercise of any other right hereunder. No agreement on the part of a Party to any such extension or waiver shall be valid unless set forth in an instrument in writing signed on behalf of such Party.

[Signature Page Follows]

IN WITNESS WHEREOF, each Party hereto has caused this Agreement to be signed by its respective officer thereunto duly authorized, all as of the date first written above.

PARENT:

VIPER ENERGY, INC.

By:	/s/ Kaes Van’t Hof
Name:	Kaes Van’t Hof
Title:	Chief Executive Officer

COBRA OPCO:

VIPER ENERGY PARTNERS LLC

By:	/s/ Kaes Van’t Hof
Name:	Kaes Van’t Hof
Title:	Chief Executive Officer

NEW PARENT:

NEW COBRA PUBCO, INC.

By:	/s/ Matt Zmigrosky
Name:	Matt Zmigrosky
Title:	Secretary

COBRA MERGER SUB:

COBRA MERGER SUB, INC.

By:	/s/ Matt Zmigrosky
Name:	Matt Zmigrosky
Title:	Secretary

[Signature Page to Agreement and Plan of Merger]

SCORPION MERGER SUB:

SCORPION MERGER SUB, INC.

By:	/s/ Matt Zmigrosky
Name:	Matt Zmigrosky
Title:	Secretary

COMPANY:

SITIO ROYALTIES CORP.

By:	/s/ Christopher L. Conoscenti
Name:	Christopher L. Conoscenti
Title:	Chief Executive Officer

SCORPION OPCO:

SITIO ROYALTIES OPERATING PARTNERSHIP, LP

By:	/s/ Brett Riesenfeld
Name:	Brett Riesenfeld
Title:	Executive Vice President, General Counsel
& Secretary

[Signature Page to Agreement and Plan of Merger]

ANNEX A

CERTAIN DEFINITIONS

“Affiliate” means, with respect to any Person, any other Person directly or indirectly, controlling, controlled by, or under common control with, such Person, through one or more intermediaries or otherwise.

“Aggregated Group” means, with respect to any Person, such Person and any other entity or trade or business that, together with such Person or any of its Subsidiaries, is treated as a single employer under Section 414 of the Code.

“Antitrust Laws” means all Laws of any jurisdiction that are designed or intended to prohibit, restrict or regulate actions that may have the purpose or effect of creating a monopoly, substantially lessening competition, restraining trade (including, without limitation, the HSR Act, the Sherman Antitrust Act, the Clayton Antitrust Act and the Federal Trade Commission Act).

“beneficial ownership,” including the correlative term “beneficial owners” and “beneficially owning,” has the meaning ascribed to such term in Section 13(d) of the Exchange Act.

“Business Day” means a day other than a day on which banks in the State of New York, the State of Texas or the State of Delaware are authorized or obligated to be closed.

“Cause” means any of the following: (i) a material breach of any written agreement between an Eligible Company Employee and Parent, the Opco Surviving Company or any of their respective Subsidiaries, including such Eligible Company Employee’s breach of any material representation, warranty or covenant made under any such agreement; (ii) an Eligible Company Employee’s material breach of any policy or code of conduct established by Parent, the Opco Surviving Company or any of their respective Subsidiaries and applicable to such Eligible Company Employee; (iii) an Eligible Company Employee’s violation of any law applicable to the workplace (including any law regarding anti-harassment, anti-discrimination, or anti-retaliation); (iv) an Eligible Company Employee’s fraud, theft, dishonesty, gross negligence, willful misconduct, embezzlement, or breach of fiduciary duty related to Parent, the Opco Surviving Company or any of their respective Subsidiaries or the performance of such Eligible Company Employee’s duties for Parent, the Opco Surviving Company or any of their respective Subsidiaries; (v) the conviction or indictment of an Eligible Company Employee for, or plea of guilty or nolo contendere by such Company Employee to, any felony (or state law equivalent) or any crime involving moral turpitude; or (vi) an Eligible Company Employee’s willful failure or refusal, other than due to disability, to perform such Eligible Company Employee’s obligations to Parent, the Opco Surviving Company or any of their respective Subsidiaries or to follow any lawful directive from Parent, the Opco Surviving Company or any of their respective Subsidiaries; provided, however, that if an Eligible Company Employee’s actions or omissions as set forth above are of such a nature that they are curable by such Eligible Company Employee, such actions or omissions must remain uncured five (5) days after Parent, the Opco Surviving Company or one of their respective Subsidiaries first provided such Eligible Company Employee written notice of the obligation to cure such actions or omissions.

Annex A-1

“Closing Tax Opinions” means the opinions described in Section 7.2(e) and Section 7.3(e).

“Cobra Opco Agreement” means the Third Amended and Restated Limited Liability Company Agreement of Cobra Opco, dated as of October 1, 2024, as may be amended or restated from time to time.

“Cobra Opco Unit” means a Unit (as defined in the Cobra Opco Agreement) of Cobra Opco.

“Code” shall mean the United States Internal Revenue Code of 1986, as amended.

“Company Class A Common Stock” means Class A common stock, par value $0.0001 per share, of the Company.

“Company Class C Common Stock” means Class C common stock, par value $0.0001 per share, of the Company.

“Company Common Stock” means the Company Class A Common Stock and the Company Class C Common Stock.

“Company Competing Proposal” means any contract, proposal, offer or indication of interest relating to any transaction or series of related transactions (other than transactions with Parent or any of its Affiliates) involving or that would reasonably be expected to lead to: (a) any direct or indirect acquisition (by asset purchase, stock purchase, merger, or otherwise) by any Person or group of any business or assets of the Company or any of its Subsidiaries (including capital stock of or ownership interest in any Subsidiary) that generated 20% or more of the Company’s and its Subsidiaries’ combined net revenue or earnings before interest, Taxes, depreciation and amortization for the preceding twelve (12) months, or any license, lease or long-term supply agreement having a similar economic effect, (b) any direct or indirect acquisition of beneficial ownership by any Person or group of 20% or more of the outstanding shares of Company Common Stock or any tender or exchange offer that if consummated would result in any Person or group beneficially owning 20% or more of the outstanding shares of Company Common Stock or (c) merger, consolidation, share exchange, business combination, recapitalization, liquidation, dissolution or similar transaction involving the Company which is structured to permit any Person or group to, directly or indirectly, acquire beneficial ownership of at least 20% of the Company’s and its Subsidiaries’ assets or equity interests on a combined basis.

“Company Existing Credit Facility” means that certain Third Amended and Restated Credit Agreement, dated as of February 3, 2023 (as last amended on May 8, 2025 and as may be further amended, supplemented or modified from time to time), by and among Scorpion Opco, JPMorgan Chase Bank, N.A., as administrative agent, and the other parties from time to time party thereto, as in effect on the date hereof, or any amendment or replacement thereof entered into in accordance with Section 6.1(b)(xvi).

Annex A-2

“Company Intervening Event” means a material development or change in circumstance that occurs or arises after the date of this Agreement that was not known to, or, if known, the consequences of which were not reasonably foreseeable by, the Company Board as of or prior the date of this Agreement; provided, that (i) in no event shall the receipt, existence or terms of a Company Competing Proposal or any matter relating thereto or of consequence thereof constitute a Company Intervening Event and (ii) in no event shall any action taken by either party pursuant to the affirmative covenants set forth in Section 6.9, or the consequences of any such action, constitute, be deemed to contribute to or otherwise be taken into account in determining whether there has been a Company Intervening Event.

“Company LTIP” means the Company’s Long Term Incentive Plan, effective as of June 7, 2022, as amended from time to time.

“Company Parties” means the Company and Scorpion Opco.

“Company Plan” means any “employee benefit plan” (within the meaning of Section 3(3) of ERISA, regardless of whether such plan is subject to ERISA), and any personnel policy (oral or written), equity option, restricted equity, equity purchase plan, equity compensation plan, phantom equity or appreciation rights plan, collective bargaining agreement, bonus plan or arrangement, incentive award plan or arrangement, vacation or holiday pay policy, retention or severance pay plan, policy or agreement, deferred compensation agreement or arrangement, change in control, hospitalization or other medical, dental, vision, accident, disability, life or other insurance, executive compensation or supplemental income arrangement, consulting agreement, employment agreement, and any other employee benefit plan, agreement, arrangement, program, practice, or understanding, in each case whether or not written, (A) that is sponsored, maintained, administered, contributed to or entered into by the Company or any of its Subsidiaries for the current or future benefit of any director, officer, employee or individual consultant (including any former director, officer, employee or individual consultant) of the Company or any of its Subsidiaries or (B) or with respect to which the Company or any of its Subsidiaries has any direct or indirect liability, whether current or contingent.

“Company SEC Documents” means all forms, reports, schedules and statements actually filed or furnished under the Securities Act or the Exchange Act, respectively, by the Company since January 1, 2022, regardless of whether the Company was required under the Securities Act or the Exchange Act to file or furnish such form, report, schedule or statement.

“Company Severance Plan” means the Company’s Amended & Restated Severance Plan and Summary Plan Description.

“Company Stock Award” means the Company RSU Awards, Company PSU Awards and Company DSU Awards granted under the Company LTIP or otherwise.

“Company Stockholder Approval” means the adoption of this Agreement by the affirmative vote of a majority in voting power of Company Class A Common Stock and Company Class C Common Stock issued and outstanding and entitled to vote thereon, voting together as a single class, in accordance with the DGCL and the Organizational Documents of the Company.

“Company Superior Proposal” means any bona fide written proposal by any Person or group (other than Parent or any of its Affiliates) that did not result from a material breach of Section 6.3 to acquire, directly or indirectly, (a) businesses or assets of the Company or any of its Subsidiaries (including capital stock of or ownership interest in any Subsidiary) that generated

Annex A-3

50% or more of the Company’s and its Subsidiaries’ combined net revenue or earnings before interest, Taxes, depreciation and amortization for the preceding twelve (12) months, respectively, or (b) more than 50% of the outstanding shares of Company Common Stock, in each case whether by way of merger, amalgamation, share exchange, tender offer, exchange offer, recapitalization, consolidation, sale of assets or otherwise, that in the good faith determination of the Company Board or any committee thereof, after consultation with its financial advisors and legal counsel and after taking into account relevant legal, financial, regulatory, estimated timing of consummation and other aspects of such proposal and the Person or group making such proposal, (i) would result in a transaction more favorable from a financial point of view to Company Stockholders than the Transactions, after taking into account any revisions proposed by Parent in response to such Company Competing Proposal, in accordance with Section 6.3(d)(iii) and (ii) that is reasonably capable of being completed on the terms proposed.

“Company Termination Fee” means a cash amount equal to $89,600,000; provided, however, “Company Termination Fee” shall mean $44,800,000 with respect to (a) any fee payable pursuant to Section 8.3(b)(ii) as a result of any termination pursuant to Section 8.1(d) if exercised within forty five (45) days of the date hereof or with respect to any Company Competing Proposal made by an Excluded Party and (b) any fee payable pursuant to Section 8.3(b)(i) as a result of a Company Change in Recommendation due to a Company Competing Proposal made by an Excluded Party.

“Consent” means any approval, consent, order, registration, declaration, ratification, permission, permit, waiver or authorization.

“control” and its correlative terms, means the possession, directly or indirectly, of the power to direct or cause the direction of the management and policies of a Person, whether through the ownership of voting Securities, by contract or otherwise.

“Derivative Transaction” means any swap transaction, option, warrant, forward purchase or sale transaction, futures transaction, cap transaction, floor transaction or collar transaction relating to one or more currencies, commodities, bonds, equity securities, loans, interest rates, catastrophe events, weather-related events, credit-related events or conditions or any indexes, or any other similar transaction (including any option with respect to any of these transactions) or combination of any of these transactions, including collateralized mortgage obligations or other similar instruments or any debt or equity instruments evidencing or embedding any such types of transactions, and any related credit support, collateral or other similar arrangements related to such transactions.

“EDGAR” means the Electronic Data Gathering, Analysis and Retrieval system administered by the SEC.

“Effective Time” means, as the context may require, the Pubco Merger Effective Time or the Opco Merger Effective Time.

Annex A-4

“Employee Plan” means any “employee benefit plan” (within the meaning of Section 3(3) of ERISA, regardless of whether such plan is subject to ERISA), and any personnel policy (oral or written), equity option, restricted equity, equity purchase plan, equity compensation plan, phantom equity or appreciation rights plan, collective bargaining agreement, bonus plan or arrangement, incentive award plan or arrangement, vacation or holiday pay policy, retention or severance pay plan, policy or agreement, deferred compensation agreement or arrangement, change in control, hospitalization or other medical, dental, vision, accident, disability, life or other insurance, executive compensation or supplemental income arrangement, consulting agreement, employment agreement, and any other employee benefit plan, agreement, arrangement, program, practice, or understanding.

“Encumbrances” means liens, pledges, charges, encumbrances, claims, mortgages, deeds of trust, security interests, restrictions, rights of first refusal, defects in title, or other burdens, options or encumbrances of any kind.

“Environmental Laws” means any and all applicable Laws pertaining to prevention of pollution or protection of the environment (including, without limitation, any natural resource damages or any generation, use, storage, treatment, disposal or Release of Hazardous Materials into the indoor or outdoor environment) in effect as of the date hereof.

“ERISA” means the Employee Retirement Income Security Act of 1974, as amended.

“Exchange Act” means the Securities Exchange Act of 1934.

“Excluded Party” means any Person or group of Persons, from whom the Company or any of its Representatives has received, after the date hereof and on or prior to the forty-fifth (45th) day following the date of this Agreement, a written Company Competing Proposal that, on or prior to such forty-fifth (45th) day, the Company Board determines in good faith, after consultation with its outside counsel and its financial advisors, is or could reasonably be expected to lead to a Company Superior Proposal, provided that any such Person or group of Persons shall cease to be an Excluded Party at the earliest to occur of (x) the sixtieth (60th) day following the date of this Agreement, (y) such time as such Person or group of Persons withdraws, cancels or terminates its Company Competing Proposal or such Company Competing Proposal is abandoned or expires or (z) the Company Board determines in good faith, after consultation with its outside counsel and its financial advisors, that such Company Competing Proposal could no longer reasonably be expected to lead to a Company Superior Proposal.

“Existing Notes” means the 7.875% Senior Notes due 2028 of the Issuers, in original principal amount of $600,000,000.

“Existing Notes Indenture” means that certain Indenture, dated as of October 3, 2023 (as amended, supplemented or modified from time to time), among Scorpion Opco, Sitio Finance Corp., a Delaware corporation (together with Scorpion Opco, the “Issuers”), the guarantors party thereto and Citibank, N.A., as trustee.

“Financing” means any financing that Parent and/or its Subsidiaries elects to obtain after the date hereof.

Annex A-5

“Good Reason” means, without the express written consent of the Company Employee, the occurrence of one of the following (i) a material reduction in the Company Employee’s base compensation or target cash bonus opportunity or (ii) a permanent relocation in the geographic location at which the Company Employee must perform services to an office of Parent or the Company located more than fifty (50) miles from the office location of the Company at which the Company Employee was based immediately before the relocation.

“Governmental Entity” means any court, governmental, regulatory or administrative agency or commission or other governmental authority or instrumentality, domestic or foreign.

“group” has the meaning ascribed to such term in Section 13(d) of the Exchange Act.

“Hazardous Materials” means any (a) chemical, product, substance, waste, pollutant, or contaminant that is defined or listed as hazardous or toxic or that is otherwise regulated under any Environmental Law; (b) asbestos containing materials, whether in a friable or non-friable condition, lead-containing material polychlorinated biphenyls, naturally occurring radioactive materials or radon; and (c) any Hydrocarbons.

“Hydrocarbons” means any of oil, bitumen and products derived therefrom, synthetic crude oil, petroleum, natural gas, natural gas liquids, coal bed methane, and any and all other substances produced in association with any of the foregoing, whether liquid, solid or gaseous or any combination thereof.

“Indebtedness” of any Person means, without duplication: (a) indebtedness of such Person for borrowed money; (b) indebtedness evidenced by notes, debentures, bonds or other instruments; (c) obligations of such Person to pay the deferred purchase or acquisition price for any property of such Person; (d) reimbursement obligations of such Person in respect of drawn letters of credit or similar credit, performance or surety transactions; (e) obligations of such Person under a lease to the extent such obligations are required to be classified and accounted for as a capital lease on a balance sheet of such Person under GAAP; (f) all obligations of the type referred to in the foregoing clauses (a) through (e) of another Person secured by any Encumbrance on any property or asset of such first Person; and (g) indebtedness of others as described in clauses (a) through (e) above guaranteed by such Person; provided, however, Indebtedness does not include accounts payable to trade creditors, or accrued expenses arising in the ordinary course of business consistent with past practice, in each case, that are not yet due and payable, or are being disputed in good faith, and the endorsement of negotiable instruments for collection in the ordinary course of business.

“Intellectual Property” means any and all proprietary, industrial and intellectual property rights, under the applicable Law of any jurisdiction or rights under international treaties, both statutory and common law rights, including: (a) utility models, supplementary protection certificates, patents and applications for same, and extensions, divisions, continuations, continuations-in-part, reexaminations, and reissues thereof; (b) trademarks, service marks, trade names, slogans, domain names, logos, trade dress and other identifiers of source, and registrations and applications for registrations thereof (including all goodwill associated with the foregoing); (c) copyrights, moral rights, database rights, other rights in works of authorship and registrations and applications for registration of the foregoing; and (d) trade secrets, know-how, and rights in confidential information, including designs, formulations, concepts, compilations of information, methods, techniques, procedures, and processes, whether or not patentable.

Annex A-6

“knowledge” means the actual knowledge of, (a) in the case of the Company, any of the individuals listed in Section 1.1 of the Company Disclosure Letter and (b) in the case of Parent, any of the individuals listed in Section 1.1(a) of the Parent Disclosure Letter.

“Law” means any law, rule, regulation, ordinance, code, judgment, order, treaty, convention, governmental directive or other legally enforceable requirement, U.S. or non-U.S., of any Governmental Entity, including common law.

“Legacy Unitholders” means any holders of Scorpion Opco Units immediately prior to the Pubco Merger Effective Time other than Parent, New Parent, Cobra Opco, Cobra Merger Sub, Scorpion Merger Sub or the Company and its wholly owned Subsidiaries.

“Material Adverse Effect” means, when used with respect to any Person, any fact, circumstance, effect, change, event or development that materially adversely affects (a) the condition (financial or otherwise), business, assets, liabilities or results of operations of such Person and its Subsidiaries, taken as a whole, or (b) the ability of such Person and its Subsidiaries to consummate the Transactions; provided, however, in the case of clause (a), that no effect (by itself or when aggregated or taken together with any and all other effects) directly or indirectly resulting from, arising out of, attributable to, or related to any of the following shall be deemed to be or constitute a “Material Adverse Effect,” and no effect (by itself or when aggregated or taken together with any and all other such effects) directly or indirectly resulting from, arising out of, attributable to, or related to any of the following shall be taken into account when determining whether a “Material Adverse Effect” has occurred or may, would or could occur: (i) general economic conditions (or changes in such conditions) or conditions in the global economy generally; (ii) conditions (or changes in such conditions) in the securities markets, credit markets, currency markets or other financial markets generally, including (A) changes in interest rates and changes in exchange rates for the currencies of any countries and (B) any suspension of trading in securities (whether equity, debt, derivative or hybrid securities) generally on any securities exchange or over-the-counter market; (iii) conditions (or changes in such conditions) in the industry in which such Person operates (including changes in commodity prices, general market prices and regulatory changes affecting the industry); (iv) political conditions (or changes in such conditions) or acts of war, sabotage or terrorism (including any escalation or general worsening of any such acts of war, sabotage or terrorism); (v) earthquakes, hurricanes, tsunamis, tornadoes, floods, mudslides, wild fires or other natural disasters or weather conditions; (vi) any epidemic, pandemic, disease outbreak or other public health crisis or public health event, or the worsening of any of the foregoing; (vii) the announcement of this Agreement or the pendency or consummation of the transactions contemplated hereby (except that this clause (vii) shall not apply with respect to any representation or warranty whose purposes is to address the consequences of the announcement of this Agreement, or the pendency or consummation of the Transactions contemplated hereby), (viii) any actions taken or failure to take action, in each case, to which Parent or the Company, as applicable, has expressly requested in writing; (ix) compliance with the terms of, or the taking of any action expressly permitted or required by, this Agreement; (x) the failure to take any action expressly prohibited by this Agreement; (xi) changes in Law or other legal or regulatory conditions, or the interpretation thereof, or changes in GAAP or other

Annex A-7

accounting standards (or the interpretation thereof), or that result from any action taken for the purpose of complying with any of the foregoing; (xii) any changes in such Person’s stock price or the trading volume of such Person’s stock, or any failure by such Person to meet any analysts’ estimates or expectations of such Person’s revenue, earnings or other financial performance or results of operations for any period, or any failure by such Person or any of its Subsidiaries to meet any internal budgets, plans or forecasts of its revenues, earnings or other financial performance or results of operations (it being understood that the facts or occurrences giving rise to or contributing to such changes or failures may constitute, or be taken into account in determining whether there has been or will be, a Material Adverse Effect); or (xiii) any Proceedings made or brought by any of the current or former stockholders of such Person (on their own behalf or on behalf of such Person) against the Company, Scorpion Opco, Parent, New Parent, Cobra Merger Sub, Scorpion Merger Sub, Cobra Opco, or any of their directors or officers, arising out of the Mergers or in connection with any other transactions contemplated by this Agreement; except to the extent such effects directly or indirectly resulting from, arising out of, attributable to or related to the matters described in the foregoing clauses (i) through (vi) disproportionately adversely affect such Person and its Subsidiaries, taken as a whole, as compared to other Persons that conduct business in the regions in the world and in the industries in which such Person and its Subsidiaries conduct business (in which case, such adverse effects (if any) shall be taken into account when determining whether a “Material Adverse Effect” has occurred or may, would or could occur solely to the extent they are disproportionate).

“Mineral Property” means (a) all fee minerals, reversionary interests, non-participating royalty interests, executive rights, non-executive rights, royalties, and any other similar interests in Hydrocarbons and minerals in place, together with all interests that are pooled, communitized, or unitized therewith and (b) all overriding royalties, reversionary interests, net profit interests, production payments, and other royalty and other similar interests payable out of production of Hydrocarbons from or allocated to any Hydrocarbon leases, together with all interests that are pooled, communitized, or unitized therewith or rights which includes or constitutes all or part of such Hydrocarbon leases.

“Nasdaq” shall mean The Nasdaq Stock Market LLC.

“New Cobra Opco LLC Agreement” means the Third Amended and Restated Limited Liability Company Agreement of Cobra Opco, as amended and restated, subject to Section 6.10(b), to reflect (i) that New Parent shall be the managing member of the Opco Surviving Company, (ii) that New Parent shall replace Parent in such limited liability company agreement as the relevant publicly listed parent company, (iii) that the holders of Cobra Opco Units that have executed adoption agreements to become parties to such limited liability company agreement shall have exchange rights with respect to their Cobra Opco Units (together with the corresponding number of shares of New Parent Class B Common Stock) substantially similar to the exchange rights provided in Article II of that certain Exchange Agreement, dated as of February 14, 2025, by and among Parent and certain affiliates of Morita Ranches Minerals, LLC, together with the terms set forth in Section 1.1(b) of the Parent Disclosure Letter, (iv) the Section 704(c) Provision, and (v) such other changes as shall be agreed between Parent and the Company.

Annex A-8

“New Parent Class A Common Stock” means Class A common stock, par value $0.000001 per share, of New Parent.

“New Parent Class B Common Stock” means Class B common stock, par value $0.000001 per share, of New Parent.

“New Parent Common Stock” means, collectively, New Parent Class A Common Stock and New Parent Class B Common Stock.

“NYSE” means the New York Stock Exchange.

“Organizational Documents” means (a) with respect to a corporation, the charter, articles or certificate of incorporation, as applicable, and bylaws thereof, (b) with respect to a limited liability company, the certificate of formation or organization, as applicable, and the operating or limited liability company agreement thereof, (c) with respect to a partnership, the certificate of formation and the partnership agreement, and (d) with respect to any other Person the organizational, constituent and/or governing documents and/or instruments of such Person.

“other Party” (a) when used with respect to the Company or Scorpion Opco, means Parent, New Parent, Scorpion Merger Sub, Cobra Merger Sub and Cobra Opco, and (b) when used with respect to Parent, New Parent, Scorpion Merger Sub, Cobra Merger Sub or Cobra Opco, means the Company or Scorpion Opco.

“Parent Class A Common Stock” means Class A common stock, par value $0.000001 per share, of Parent.

“Parent Class B Common Stock” means Class B common stock, par value $0.000001 per share, of Parent.

“Parent Common Stock” means the Parent Class A Common Stock and the Parent Class B Common Stock.

“Parent Existing Credit Facility” means the Amended and Restated Credit Agreement, dated as of July 20, 2018, by and among, Viper Energy Partners LLC, as borrower, Viper Energy Partners LP, as guarantor, Wells Fargo Bank, National Association, as administrative agent, and the lenders party thereto, as amended, restated, amended and restated, otherwise modified, replaced or refinanced, including as such facility may be upsized from time to time.

“Parent LTIP” means the Parent’s 2024 Amended and Restated Long Term Incentive Plan, effective as of June 4, 2024, as amended from time to time.

“Parent Majority Stockholder” means collectively, Diamondback Energy, Inc. (“Lead Parent Majority Stockholder”), Diamondback E&P LLC and Endeavor Energy Resources, L.P.

Annex A-9

“Parent Majority Stockholder Change of Control” means the entering into by the Lead Parent Majority Stockholder of a definitive agreement relating to (or in the case of a tender or exchange offer, the public approval or recommendation by the board of directors of the Lead Parent Majority Stockholder to their stockholders or the failure of the board of directors of the Lead Parent Majority Stockholder to oppose), or the consummation of, any transaction or series of related transactions involving: (a) any direct or indirect acquisition (by asset purchase, stock purchase, merger, or otherwise) by any Person or group of any business or assets of the Lead Parent Majority Stockholder or any of its Subsidiaries (including capital stock of or ownership interest in any Subsidiary that generated 50% or more of the Lead Parent Majority Stockholder’s and its Subsidiaries’ combined net revenue or earnings before interest, Taxes, depreciation and amortization for the preceding twelve (12) months, or any license, lease or long-term supply agreement having a similar economic effect, (b) any direct or indirect acquisition of beneficial ownership by any Person or group of 50% or more of the outstanding shares of Lead Parent Majority Stockholder’s voting power or common stock or any tender or exchange offer that if consummated would result in any Person or group beneficially owning 50% or more of the outstanding shares of Lead Parent Majority Stockholder’s voting power or common stock or (c) merger, consolidation, share exchange, business combination, recapitalization, liquidation, dissolution or similar transaction involving the Lead Parent Majority Stockholder which is structured to permit any Person or group to, directly or indirectly, acquire beneficial ownership of at least 50% of the Lead Parent Majority Stockholder’s and its Subsidiaries’ assets or equity interests.)

Each, a “Parent Party” and, together, the “Parent Parties” means Parent, New Parent, Cobra Merger Sub, Scorpion Merger Sub and Cobra Opco.

“Parent Plan” means any “employee benefit plan” (within the meaning of Section 3(3) of ERISA, regardless of whether such plan is subject to ERISA), and any personnel policy (oral or written), equity option, restricted equity, equity purchase plan, equity compensation plan, phantom equity or appreciation rights plan, collective bargaining agreement, bonus plan or arrangement, incentive award plan or arrangement, vacation or holiday pay policy, retention or severance pay plan, policy or agreement, deferred compensation agreement or arrangement, change in control, hospitalization or other medical, dental, vision, accident, disability, life or other insurance, executive compensation or supplemental income arrangement, consulting agreement, employment agreement, and any other employee benefit plan, agreement, arrangement, program, practice, or understanding, in each case whether or not written, (A) that is sponsored, maintained, administered, contributed to or entered into by Parent or any of its Subsidiaries for the current or future benefit of any director, officer, employee or individual consultant (including any former director, officer, employee or individual consultant) of Parent or any of its Subsidiaries or (B) or with respect to which Parent or any of its Subsidiaries has any direct or indirect liability, whether current or contingent.

“Parent SEC Documents” means all forms, reports, schedules and statements actually filed or furnished under the Securities Act or the Exchange Act, respectively, by Parent (or predecessor thereto) since January 1, 2022, regardless of whether Parent was required under the Securities Act or the Exchange Act to file or furnish such form, report, schedule or statement.

“Parent Stock Awards” means the Parent RSU Awards and Parent PSU Awards granted under the Parent LTIP or otherwise.

Annex A-10

“Party” or “Parties” means a party or the parties to this Agreement, except as the context may otherwise require.

“Permitted Encumbrances” means:

(a) to the extent not applicable to the transactions contemplated hereby or thereby or otherwise waived prior to the Pubco Merger Effective Time, preferential purchase rights, rights of first refusal, purchase options, consents to assign or transfer, and similar rights granted pursuant to any contracts or oil and gas lease, including joint operating agreements, joint ownership agreements, stockholders agreements, organic documents and other similar agreements and documents;

(b) contractual or statutory mechanic’s, materialmen’s, warehouseman’s, journeyman’s and carrier’s liens and other similar Encumbrances arising in the ordinary course of business for amounts not yet delinquent and Encumbrances for Taxes or assessments that are not yet delinquent or, in all instances, if delinquent, that are being contested in good faith in the ordinary course of business and for which adequate reserves have been established in accordance with GAAP by the party responsible for payment thereof;

(c) Encumbrances arising in the ordinary course of business under operating agreements, joint venture agreements, partnership agreements, Hydrocarbon leases, farm-out agreements, division orders, contracts for the sale, purchase, transportation, processing or exchange of oil, gas or other Hydrocarbons, unitization and pooling declarations and agreements, area of mutual interest agreements, development agreements, joint ownership arrangements and other agreements that are customary in the Mineral Property business; provided, however, that, in each case, such Encumbrance (i) secures obligations that are not Indebtedness or a deferred purchase price and are not delinquent and (ii) has no Material Adverse Effect on the value of the Mineral Properties encumbered thereby;

(d) such Encumbrances as the Company (in the case of Encumbrances with respect to properties or assets of the Company or its Subsidiaries) or the Parent (in the case of Encumbrances with respect to properties or assets of Parent or its Subsidiaries), as applicable, may have expressly waived in writing;

(e) all Encumbrances, easements, zoning restrictions, rights-of-way, servitudes, permits, surface leases and other similar rights in respect of applicable Laws, any Governmental Entity or any surface operations, and easements for pipelines, streets, alleys, highways, telephone lines, power lines, railways and other easements and rights-of-way, on, over or in respect of any of the properties of the Company or Parent, as applicable, or any of their respective Subsidiaries, that are customarily granted in the Mineral Property industry and do not materially interfere with the value of the Mineral Property or asset affected;

(f) rights of reassignment arising upon the expiration or final intention to abandon or release any oil and gas lease burdening any Mineral Property or out of which any Mineral Property is assigned, granted or carved-out of;

Annex A-11

(g) any Encumbrances discharged at or prior to the Pubco Merger Effective Time (including Encumbrances securing any Indebtedness that will be paid off in connection with Closing);

(h) with respect to any Mineral Properties described in subpart (b) of the definition thereof, Encumbrances created under deeds of trust, mortgages and similar instruments by the lessor under an oil and gas lease covering the lessor’s surface and mineral interests in the land covered thereby to the extent such mortgages, deeds of trust or similar instruments (i) do not contain express language that prohibits the lessors from entering into an oil and gas lease or otherwise invalidates an oil and gas lease out of which such Mineral Property is assigned or carved out of and (ii) no mortgagee or lienholder of any such deeds of trust, mortgage, and similar instrument has initiated foreclosure or similar proceedings against the interest of lessor in such lease; and

(i) Encumbrances, exceptions, defects or irregularities in title, easements, imperfections of title, claims, charges, security interests, rights-of-way, covenants, restrictions and other similar matters that would be accepted by a reasonably prudent purchaser or owner of Mineral Properties, that would not reduce the net revenue interest share of the Company or Parent, as applicable, or such Party’s Subsidiaries, and, in each case, that have not and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect or Parent Material Adverse Effect, as applicable.

“Person” means any individual, partnership, limited liability company, corporation, joint stock company, trust, estate, joint venture, Governmental Entity, association or unincorporated organization, or any other form of business or professional entity.

“Pre-Closing Flow-Through Tax Return” means any Tax Return relating to Pre-Closing Flow-Through Taxes.

“Pre-Closing Flow-Through Taxes” means U.S. federal (and applicable state and local) income taxes reported on a flow-through basis (i.e., reported at the entity level but with respect to which items of income, gain, loss or deduction or other Tax attributes or Taxes are allocated to the direct or indirect beneficial owners of the entity) with respect to Scorpion Opco or any of its Subsidiaries relating to any Tax period (or any portion of any Tax period) ending on or prior to the Closing Date.

“Proceeding” means any actual or threatened claim (including a claim of a violation of applicable Law), action, audit, demand, suit, proceeding, investigation or other proceeding at law or in equity or order or ruling, in each case whether civil, criminal, administrative, investigative or otherwise and whether or not such claim, action, audit, demand, suit, proceeding, investigation or other proceeding or order or ruling results in a formal civil or criminal litigation or regulatory action.

“Real Property” means real property, together with all buildings, structures, improvements and fixtures located thereon, and all easements and other rights and interests appurtenant thereto, in each case, other than any Mineral Properties.

Annex A-12

“Related Party” means, with respect to any Person, (i) any other direct or indirect holder of any equity or other voting securities of such Person, (ii) any Affiliates of any Person described in the foregoing clause (i), (iii) any director, officer, employee, partner, stockholder, equityholder or manager of any Person described in the foregoing clauses (i) and (ii), or any of their respective “associates” as defined in Rule 12b-2 of the Exchange Act or (iv) any trust or other estate in which a Person described in clauses (i), (ii) or (iii) has any substantial interest or as to which such Person serves as trustee or in a similar fiduciary capacity.

“Release” means any depositing, spilling, leaking, pumping, pouring, placing, emitting, discarding, abandoning, emptying, discharging, migrating, injecting, escaping, leaching, dumping, or disposing.

“Representatives” means, with respect to any Person, the officers, directors, employees, accountants, consultants, agents, legal counsel, financial advisors and other representatives of such Person.

“Scorpion General Partner Interest” means the General Partner Interest (as defined in the Scorpion Opco Agreement) of Scorpion Opco.

“Scorpion Opco Agreement” means the Second Amended and Restated Agreement of Limited Partnership of Scorpion Opco, dated as of June 7, 2022, as may be amended or restated from time to time.

“Scorpion Opco Unit” means a Unit (as defined in the Scorpion Opco Agreement) of Scorpion Opco. For the avoidance of doubt, the Scorpion General Partner Interest is not a Scorpion Opco Unit.

“SEC” means the United States Securities and Exchange Commission.

“Secondment Agreement” means the Services and Secondment Agreement, dated as of November 2, 2023, by and among Diamondback E&P LLC, Viper Energy Partners GP LLC, Viper Energy Partners LLC and Viper Energy Partners LP.

“Section 704(c) Provision” means the following: Items of income, gain, deduction or credit with respect to any asset of Scorpion Opco having a fair market value at the time of the Opco Merger that differs from such asset’s adjusted U.S. federal income tax basis shall, solely for U.S. federal income tax purposes, be allocated among the members of Cobra Opco in order to account for any such difference as of the date that includes the Opco Merger Effective Time using the “traditional method with curative allocations” described in Treasury Regulations Section 1.704-3(c) solely using curative items of depletion.

“Securities” means any equity interests or other security of any class, any option, warrant, convertible or exchangeable security (including any membership interest, equity unit, partnership interest, trust interest) or other right, however denominated, to subscribe for, purchase or otherwise acquire any equity interest or other security of any class, with or without payment of additional consideration in cash or property, either immediately or upon the occurrence of a specified date or a specified event or the satisfaction or happening of any other condition or contingency; provided, however, “Securities” expressly exclude any real property interests or

Annex A-13

interests in any Hydrocarbon leases, fee minerals, reversionary interests, non-participating royalty interests, executive rights, non-executive rights, royalties and any other similar interests in minerals, overriding royalties, reversionary interests, net profit interests, production payments, and other royalty burdens and other interests payable out of production of Hydrocarbons, including any Mineral Properties.

“Securities Act” means the Securities Act of 1933.

“Subsidiary” means, with respect to a Person, any Person, whether incorporated or unincorporated, of which (a) at least 50% of the Securities or ownership interests having by their terms ordinary voting power to elect a majority of the board of directors or other Persons performing similar functions, (b) a general partner interest or (c) a managing member interest, is directly or indirectly owned or controlled by the subject Person or by one or more of its respective Subsidiaries. For the avoidance of doubt, Subsidiary of the Company includes Scorpion Opco and Subsidiary of Parent includes Cobra Opco.

“Takeover Law” means any “fair price,” “moratorium,” “control share acquisition,” “business combination” or any other anti-takeover statute or similar statute enacted under applicable Law.

“Tax” or “Taxes” means any and all taxes and similar charges, levies or other assessments of any kind, including, but not limited to, income, corporate, capital, excise, property, sales, use, turnover, value added and franchise taxes, deductions, withholdings and custom duties, together with all interest, penalties, and additions to tax, imposed by any Governmental Entity.

“Tax Returns” means any return, report, statement, information return or other document (including any related or supporting information) filed or required to be filed with any Taxing Authority in connection with the determination, assessment, collection or administration of any Taxes.

“Taxing Authority” means any Governmental Entity having jurisdiction in matters relating to Tax matters.

“Transactions” means the Pubco Mergers, the Opco Merger, the New Parent Stock Issuance and the other transactions contemplated by this Agreement and each other agreement to be executed and delivered in connection herewith and therewith.

“Transfer Taxes” means any transfer, sales, use, stamp, registration or other similar Taxes; provided, for the avoidance of doubt, that Transfer Taxes shall not include any income, franchise or similar taxes.

“WARN Act” means the Worker Adjustment and Retraining Notification Act of 1988, as amended, or any similar Laws.

“Willful and Material Breach” shall mean a material breach that is a consequence of an act or failure to take an act by the breaching party with the actual or constructive knowledge that the taking of such act (or the failure to take such act) may constitute a breach of this Agreement.

Annex A-14

EXHIBIT A

OPCO SCHEDULE

[Intentionally Omitted.]

EXHIBIT B

FORM OF REGISTRATION RIGHTS AGREEMENT

FINAL FORM

FORM OF

REGISTRATION RIGHTS AGREEMENT

This REGISTRATION RIGHTS AGREEMENT, dated as of [•], 20251 (this “Agreement”), is by and among Viper Energy, Inc. (f/k/a New Cobra Pubco, Inc.), a Delaware corporation (the “Company”), and each of the other parties listed on the signature pages hereto (collectively, the “Initial Holders”, and each individually, an “Initial Holder”) and the other Holders (as defined herein) from time to time party hereto.

RECITALS

WHEREAS, on June 2, 2025, the Company, [•], (f/k/a Viper Energy, Inc.), a Delaware corporation (“Parent”), Parent’s operating subsidiary, Viper Energy Partners LLC, a Delaware limited liability company (“OpCo”), Sitio Royalties Corp., a Delaware corporation (“Scorpion”), Sitio Royalties Operating Partnership, LP, a Delaware limited partnership, Cobra Merger Sub, Inc., a Delaware corporation, and Scorpion Merger Sub, Inc., a Delaware corporation, entered into that certain Agreement and Plan of Merger (the “Merger Agreement”);

WHEREAS, in connection with the closing of the transactions contemplated by the Merger Agreement and contemporaneously herewith, the Initial Holders were issued [•] units representing limited liability company interests (“OpCo Units”) in OpCo and an equal number of Class B Shares (defined herein);

WHEREAS, contemporaneously herewith, each Initial Holder entered into (a) the Exchange Agreement (defined herein) and (b) an Adoption Agreement to the [Fourth] Amended and Restated Limited Liability Company Agreement of OpCo (the “OpCo LLCA”), whereby each Initial Holder agreed to be bound by the terms of the OpCo LLCA (the “Adoption Agreement”);

WHEREAS, pursuant to the terms of the Exchange Agreement and the OpCo LLCA, the Initial Holders may, from time to time, exchange some or all of their respective OpCo Units, together with an equal number of Class B Shares, for an equal number of Class A Shares; and

WHEREAS, the resale by the Holders of Class A Shares may be required to be registered under the Securities Act and applicable state securities laws, depending upon the status of a Holder or the intended method of distribution of such Class A Shares.

NOW, THEREFORE, in consideration of the premises, mutual covenants and agreements hereinafter contained and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the parties hereto agree as follows:

[1]	Note to Draft: To be the closing date.

ARTICLE I - DEFINITIONS

1.1 Definitions.

(a) For purposes of this Agreement, the following terms shall have the meanings specified in this Section 1.1; provided, however, that capitalized terms used but not defined herein shall have the meaning ascribed to such terms in the Merger Agreement.

“Affiliate” means, with respect to any Person, any Person who, directly or indirectly through one or more intermediaries, controls, is controlled by or is under common control with any Person.

“Automatic Shelf Registration Statement” means an “Automatic Shelf Registration Statement,” as defined in Rule 405 under the Securities Act.

“Business Day” means any day on which Nasdaq is open for trading.

“Class A Shares” means shares of Class A common stock, par value $0.000001 per share, of the Company.

“Class B Shares” means shares of Class B common stock, par value $0.000001 per share, of the Company.

“Exchange Act” means the Securities Exchange Act of 1934, as amended, or any similar federal statute, and the rules and regulations promulgated by the SEC thereunder.

“Exchange Agreement” means that certain Exchange Agreement, dated as of the date hereof, among the Company, OpCo, and the Initial Holders, pursuant to which the Initial Holders can tender OpCo Units, together with Class B Shares, in exchange for Class A Shares.

“Holder” means (i) each Initial Holder and (ii) any direct or indirect transferee of any such securityholder, including any securityholder that receives Registrable Securities upon a distribution or liquidation of a Holder, who has been assigned the rights of the transferor Holder under this Agreement in accordance with Section 2.6.

“Nasdaq” means the Nasdaq Global Select Market.

“Person” or “person” means any individual, corporation, partnership, limited liability company, joint venture, association, joint-stock company, trust, unincorporated organization or government or other agency or political subdivision thereof.

“Prospectus” means the prospectus (including any preliminary, final or summary prospectus) included in any Registration Statement, all amendments and supplements to such prospectus and all other material incorporated by reference in such prospectus.

“register,” “registered” and “registration” refer to a registration effected by preparing and filing a Registration Statement in compliance with the Securities Act, and the declaration or ordering of the effectiveness of such Registration Statement.

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“Registrable Securities” means, at any time, (i) any Class A Shares acquired (or that may be acquired) by the Initial Holder or any subsequent permitted Holder pursuant to the terms of the Exchange Agreement and the OpCo LLCA and (ii) any securities issued or issuable with respect to any such Class A Shares by way of conversion, concession, dividend in the form of Class A Shares or split or other distribution, recapitalization or reclassification or similar transaction; provided, however, that Registrable Securities shall cease to be Registrable Securities when (x) they have been distributed to the public pursuant to an offering registered under the Securities Act or (y) the later of (1) the date they have all been distributed, or may all legally be distributed in one transaction, to the public pursuant to Rule 144 without volume or manner of sale restrictions or the need for “current public information” or (2) the date that all Holders collectively own a number of OpCo Units and Class A Shares for which OpCo Units were exchanged that is less than 50% of the aggregate of the number of OpCo Units issued to the Initial Holders on the Closing Date.

“Registration Expenses” means all expenses (other than Selling Expenses) arising from or incident to the Company’s performance of or compliance with this Agreement, including, without limitation: (i) SEC, stock exchange, Financial Industry Regulatory Authority, Inc. and other registration and filing fees; (ii) all fees and expenses incurred in connection with complying with any securities or blue sky laws (including, without limitation, fees, charges and disbursements of counsel in connection with blue sky qualifications of the Registrable Securities); (iii) all printing, messenger and delivery expenses; (iv) the fees, charges and disbursements of counsel to the Company and of its independent public accountants, reserve engineers, and any other accounting and legal fees, charges and expenses incurred by the Company (including, without limitation, any expenses arising from any special audits or “comfort” letters required in connection with or incident to any registration); (v) the fees and expenses incurred in connection with the listing of the Registrable Securities on Nasdaq (or the New York Stock Exchange or any other national securities exchange on which the Class A Shares may then be listed) or the quotation of Registrable Securities on any inter-dealer quotation system; and (vi) reasonable fees and expenses of counsel to the Holders in connection with the filing or amendment of any Registration Statement or Prospectus hereunder; provided that, with respect to any offering, Registration Expenses shall only include such fees and expenses (not to exceed $50,000 in the aggregate) of one counsel to the Holders and one local counsel per jurisdiction with respect to any offering (which, in each case, shall be chosen by the Holders of a majority of Registrable Securities to be included in such offering).

“Registration Statement” means any registration statement of the Company that covers the resale of any Registrable Securities pursuant to the provisions of this Agreement filed with, or to be filed with, the SEC under the rules and regulations promulgated under the Securities Act, including the related Prospectus, amendments and supplements to such registration statement, including pre- and post-effective amendments, and all exhibits, financial information and all other material incorporated by reference in such registration statement or Prospectus.

“Required Holders” means Holders who then own beneficially more than 50% of the Registrable Securities.

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“Rule 144” means Rule 144 promulgated by the SEC pursuant to the Securities Act, as such rule may be amended from time to time, or any similar rule or regulation hereafter adopted by the SEC as a replacement thereto having substantially the same effect as such rule.

“SEC” means the Securities and Exchange Commission or any other Federal agency at the time administering the Securities Act.

“Securities Act” means the Securities Act of 1933, as amended, or any similar Federal statute, and the rules and regulations promulgated by the SEC thereunder.

“Selling Expenses” means the underwriting fees, discounts and commissions, placement fees of underwriters, broker commissions and any transfer taxes, in each case, applicable to all Registrable Securities registered by the Holders and the fees and expenses of counsel engaged by any Holder (other than expenses for counsel that are the Company’s expense under the definition of Registration Expenses).

“Shelf Registration Statement” means a “shelf” registration statement of the Company that covers all the Registrable Securities (and may cover other securities of the Company) on Form S-3 and under Rule 415 under the Securities Act or, if the Company is not then eligible to file on Form S-3, on Form S-1 or any other appropriate form under the Securities Act, or any successor rule that may be adopted by the SEC, including without limitation any such registration statement filed pursuant to Section 2.1, and all amendments and supplements to such “shelf” registration statement, including post-effective amendments, in each case, including the Prospectus contained therein, all exhibits thereto and any document incorporated by reference therein.

(b) For purposes of this Agreement, the following terms have the meanings set forth in the sections indicated:

Term	Section
Adoption Agreement	Recitals
Advice	2.3
Agreement	Introductory Paragraph
Blackout Period	2.2(s), 2.3(s)
Company	Introductory Paragraph
Filing Date	2.1(a)
Initial Holder	Introductory Paragraph
Initial Holders	Introductory Paragraph
Merger Agreement	Recitals
OpCo	Recitals
OpCo LLCA	Recitals
OpCo Units	Recitals
Parent	Recitals
Records	2.2(l)
Scorpion	Recitals
Seller Affiliates	2.5(a)
Suspension Notice	2.3
Suspension Period	2.1(b)

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1.2 Other Definitional and Interpretive Matters. Unless otherwise expressly provided or the context otherwise requires, for purposes of this Agreement the following rules of interpretation apply.

(a) When calculating the period of time before which, within which or following which any act is to be done or step taken pursuant to this Agreement, the date that is the reference date in calculating such period is excluded. If the last day of such period is a non-Business Day, the period in question ends on the next succeeding Business Day.

(b) Any reference in this Agreement to $ means U.S. dollars.

(c) Any reference in this Agreement to gender includes all genders, and words imparting the singular number also include the plural and vice versa.

(d) The division of this Agreement into Articles, Sections and other subdivisions and the insertion of headings are for convenience of reference only and do not affect, and should not be utilized in, the construction or interpretation of this Agreement.

(e) All references in this Agreement to any “Article” or “Section” are to the corresponding Article or Section of this Agreement.

(f) The words “herein,” “hereinafter,” “hereof,” and “hereunder” refer to this Agreement as a whole and not merely to a subdivision in which such words appear unless the context otherwise requires.

(g) The word “including” or any variation thereof means “including, but not limited to,” and does not limit any general statement that it follows to the specific or similar items or matters immediately following it.

ARTICLE II - REGISTRATION RIGHTS

2.1 Shelf Registration.

(a) The Company will prepare and file on or before the date that is five (5) Business Days following the date of this Agreement (the “Filing Date”), a Shelf Registration Statement (which Shelf Registration Statement shall be an Automatic Shelf Registration Statement if the Company is then eligible to file an Automatic Shelf Registration Statement), registering for resale the Registrable Securities under the Securities Act subject to compliance by the Holders of the Registrable Securities with their obligations under this Agreement, including specifically those obligations set forth in Section 2.1(c). The plan of distribution indicated in the Shelf Registration Statement will include all such methods of sale as any Holder may reasonably request in writing at least five Business Days prior to the filing of the Shelf Registration Statement and that can be included in the Shelf Registration Statement under the rules and regulations of the SEC. To the extent the Shelf Registration Statement is not effective upon filing, the Company shall use its reasonable best efforts to have the Shelf Registration Statement and any amendment declared

5

effective by the SEC at the earliest possible date. Until such time as all Registrable Securities cease to be Registrable Securities, the Company shall use its reasonable best efforts to keep current and effective such Shelf Registration Statement and file such supplements or amendments to such Shelf Registration Statement (or file a new Shelf Registration Statement (which Shelf Registration Statement shall be an Automatic Shelf Registration Statement if the Company is then eligible to file an Automatic Shelf Registration Statement) when such preceding Shelf Registration Statement expires pursuant to the rules of the SEC) as may be necessary or appropriate to keep such Shelf Registration Statement continuously effective and useable for the resale of all Registrable Securities under the Securities Act. Any Shelf Registration Statement when declared effective (including the documents incorporated therein by reference) will comply in all material respects as to form with all applicable requirements of the Securities Act and the Exchange Act and will not contain an untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements therein not misleading.

(b) Upon written notice to the Holders of Registrable Securities, the Company shall be entitled to suspend, for a period of time not to exceed the periods specified in Section 2.2(q) (each, a “Suspension Period”), the use of any Registration Statement or Prospectus and shall not be required to amend or supplement the Registration Statement, any related Prospectus or any document incorporated therein by reference during such Suspension Period if: (i) the Company receives any request by the SEC or any other federal or state governmental authority for amendments or supplements to such Registration Statement or Prospectus or for additional information that pertains to such Holders as sellers of Registrable Securities; (ii) the SEC issues any stop order suspending the effectiveness of the Registration Statement covering any or all of the Registrable Securities or the initiation of any proceedings for that purpose; (iii) the Company receives any notification with respect to the suspension of the qualification or exemption from qualification of any of the Registrable Securities for sale in any jurisdiction, or the initiation or threatening of any proceeding for such purpose; or (iv) the board of directors, chief executive officer or chief financial officer of the Company determines in its or his or her reasonable good faith judgment that the Registration Statement or any Prospectus may contain an untrue statement of a material fact or may omit any fact necessary to make the statements in the Registration Statement or Prospectus not misleading; provided, that the Company shall use its good faith efforts to amend the Registration Statement or Prospectus to correct such untrue statement or omission as promptly as reasonably practicable, unless the Company determines in good faith that such amendment would reasonably be expected to have a materially detrimental effect on the Company.

(c) Each of the Holders hereby agrees (i) to cooperate with the Company and to furnish to the Company all such information regarding such Holder, its ownership of Registrable Securities and the disposition of such securities in connection with the preparation of the Registration Statement and any filings with any state securities commission as the Company may reasonably request, and (ii) to the extent required by the Securities Act, to deliver or cause delivery of the Prospectus contained in the Registration Statement, any amendment or supplement thereto, to any purchaser of Registrable Securities covered by the Registration Statement from the Holder.

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2.2 Registration Procedures. In connection with the registration and sale of Registrable Securities pursuant to this Agreement, the Company will use its reasonable best efforts to effect the registration and the sale of such Registrable Securities in accordance with the intended method of disposition thereof, and pursuant thereto the Company will:

(a) if the Registration Statement is not automatically effective upon filing, use reasonable best efforts to cause such Registration Statement to become effective as promptly as reasonably practicable;

(b) promptly notify each Holder, promptly after the Company receives notice thereof, of the time when such Registration Statement has been declared effective or a supplement to any prospectus forming a part of such Registration Statement has been filed;

(c) after the Registration Statement becomes effective, promptly notify each Holder of any request by the SEC that the Company amend or supplement such Registration Statement or Prospectus;

(d) prepare and file with the SEC such amendments and supplements to the Registration Statement and the Prospectus used in connection therewith as may be reasonably necessary to keep the Registration Statement effective during the period set forth in, and subject to the terms and conditions of, this Agreement, and to comply with the provisions of the Securities Act with respect to the disposition of all Registrable Securities covered by the Registration Statement for the period required to effect the distribution of the Registrable Securities as set forth in Article II hereof;

(e) furnish to the Holders such numbers of copies of such Registration Statement, each amendment and supplement thereto, each Prospectus (including each preliminary Prospectus and Prospectus supplement) and such other documents as the Holder may reasonably request in order to facilitate the disposition of the Registrable Securities;

(f) use its reasonable best efforts to register and qualify the Registrable Securities under such other securities or blue-sky laws of such jurisdictions as shall be reasonably requested by the Holders and do any and all other acts and things that may be reasonably necessary or advisable to enable the Holders and to consummate the disposition of the Registrable Securities in such jurisdictions; provided, however, that the Company shall not be required in connection therewith or as a condition thereto to qualify to do business in or to file a general consent to service of process in any jurisdiction, unless the Company is already subject to service in such jurisdiction and except as may be required by the Securities Act, or subject itself to taxation in any such jurisdiction, unless the Company is already subject to taxation in such jurisdiction;

(g) use its reasonable best efforts to cause all such Registrable Securities to be listed on a national securities exchange or trading system and each securities exchange and trading system (if any) on which similar equity securities issued by the Company are then listed;

(h) provide a transfer agent and registrar for the Registrable Securities and provide a CUSIP number for all such Registrable Securities, in each case not later than the effective date of the Registration Statement;

(i) if requested by the Holders, cooperate with the Holders to facilitate the timely preparation and delivery of certificates (which shall not bear any restrictive legends unless required under applicable law) representing securities sold under the Registration Statement, and enable such securities to be in such denominations and registered in such names as such Holders may request and keep available and make available to the Company’s transfer agent prior to the effectiveness of such Registration Statement a supply of such certificates;

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(j) upon execution of confidentiality agreements in form and substance reasonably satisfactory to the Company, promptly make available for inspection by the Holders, and any attorney or accountant or other agent retained or selected by the Holders, all financial and other records, pertinent corporate documents, and properties of the Company reasonably requested thereby (collectively, “Records”), and use reasonable best efforts to cause the Company’s officers, directors, employees, and independent accountants to supply all information reasonably requested by any such seller, attorney, accountant, or agent, in each case, as necessary or advisable to verify the accuracy of the information in such Registration Statement and to conduct appropriate due diligence in connection therewith; provided, that Records that the Company determines, in good faith, to be confidential and that it notifies such Holders are confidential shall not be disclosed by such Holders unless the release of such Records is ordered pursuant to a subpoena or other order from a court of competent jurisdiction or is otherwise required by applicable law. Each Holder agrees that information obtained by it as a result of such inspections shall be deemed confidential and shall not be used by it or its Affiliates (other than with respect to such Holders’ due diligence) unless and until such information is made generally available to the public, and further agrees that, upon learning that disclosure of such Records is sought in a court of competent jurisdiction, to the extent permitted and to the extent practicable it shall give notice to the Company and allow the Company to undertake appropriate action to prevent disclosure of the Records deemed confidential;

(k) promptly notify the Holders of the notification to the Company by the SEC of its initiation of any proceeding with respect to the issuance by the SEC of any stop order suspending the effectiveness of the Registration Statement, and in the event of the issuance of any stop order suspending the effectiveness of such Registration Statement, or of any order suspending or preventing the use of any related Prospectus or suspending the qualification of any Registrable Securities included in such Registration Statement for sale in any jurisdiction, use its reasonable best efforts to obtain promptly the withdrawal of such order;

(l) promptly notify the Holders at any time when a Prospectus relating thereto is required to be delivered under the Securities Act of the occurrence of any event as a result of which the Prospectus included in the Registration Statement, as then in effect, includes an untrue statement of a material fact or omits to state any material fact required to be stated therein or necessary to make the statements therein not misleading in light of the circumstances under which they were made, and at the request of any Holder promptly prepare and furnish to such Holder a reasonable number of copies of a supplement to or an amendment of such Prospectus, or a revised Prospectus, as may be necessary so that, as thereafter delivered to the purchasers of such securities, such Prospectus shall not include an untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements therein not misleading in light of the circumstances under which they were made (following receipt of any supplement or amendment to any Prospectus, the Holders shall deliver such amended, supplemental or revised Prospectus in connection with any offers or sales of Registrable Securities, and shall not deliver or use any Prospectus not so supplemented, amended or revised);

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(m) promptly notify the Holders of the receipt by the Company of any notification with respect to the suspension of the qualification of any Registrable Securities for sale under the applicable securities or blue sky laws of any jurisdiction;

(n) make available to each Holder (i) promptly after the same is prepared and publicly distributed, filed with the SEC, or received by the Company, one copy of each Registration Statement and any amendment thereto, each preliminary Prospectus and Prospectus and each amendment or supplement thereto, each letter written by or on behalf of the Company to the SEC or the staff of the SEC (or other governmental agency or self-regulatory body or other body having jurisdiction, including any domestic or foreign securities exchange), and each item of correspondence from the SEC or the staff of the SEC (or other governmental agency or self-regulatory body or other body having jurisdiction, including any domestic or foreign securities exchange), in each case relating to such Registration Statement, and (ii) such number of copies of each Prospectus, including a preliminary Prospectus, and all amendments and supplements thereto and such other documents as any Holder may reasonably request in order to facilitate the disposition of the Registrable Securities. The Company will promptly notify the Holders of the effectiveness of each Registration Statement or any post-effective amendment or the filing of any supplement or amendment to such Registration Statement or of any Prospectus supplement. The Company will promptly respond to any and all comments received from the SEC, with a view towards causing each Registration Statement or any amendment thereto to be declared effective by the SEC as soon as practicable and shall file an acceleration request, if necessary, as soon as practicable following the resolution or clearance of all SEC comments or, if applicable, following notification by the SEC that any such Registration Statement or any amendment thereto will not be subject to review;

(o) take no direct or indirect action prohibited by Regulation M under the Exchange Act; provided, that, to the extent that any prohibition is applicable to the Company, the Company will take all reasonable action to make any such prohibition inapplicable;

(p) if requested by Holders in connection with any transaction involving any Registrable Securities (including any sale or other transfer of such Registrable Securities without registration under the Securities Act, pledges pursuant to margin loans, hedges or other transactions or arrangements (including, without limitation, any put or call option, or combination thereof, forward, swap or any other derivative transaction or instrument, however described or defined)), provide such Holders with customary and reasonable assistance (at such Holder’s sole expense and cost) to facilitate such transaction, including, without limitation such action as such Holders may reasonably request from time to time to enable such Holder to sell Registrable Securities without registration under the Securities Act;

(q) cooperate with and assist any Holder to facilitate the transfer of such Holder’s Registrable Securities to a DTC custodial or brokerage account as reasonably requested by such Holder (including the delivery of instruction letters by the Company or its counsel to the Company’s transfer agent, the delivery of customary legal opinions by counsel to the Company and the delivery of such Registrable Securities without restrictive legends), provided, that the Holder shall (i) deliver such documents and undertakings reasonably requested by the Company, its counsel or its transfer agent in connection with such request and (ii) agree not to sell such shares unless an effective registration statement is on file with the SEC or there is an applicable exemption from registration for such sale under the Securities Act or the rules promulgated thereunder;

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(r) take such other actions as are reasonably necessary in order to facilitate the disposition of such Registrable Securities; and

(s) notwithstanding any other provision of this Agreement, the Company shall not be required to file a Registration Statement (or any amendment thereto) (or, if the Company has filed a Shelf Registration Statement and has included Registrable Securities therein, the Company shall be entitled to suspend the offer and sale of Registrable Securities pursuant to such Registration Statement) for a period of up to 60 days if (i) the board of directors of the Company determines that a postponement is in the best interest of the Company and its stockholders generally due to a proposed transaction involving the Company and determines in good faith that the Company’s ability to pursue or consummate such a transaction would be materially and adversely affected by any required disclosure of such transaction in the Shelf Registration Statement, (ii) the board of directors of the Company determines such registration would render the Company unable to comply with applicable securities laws or (iii) the board of directors of the Company determines such registration would require disclosure of material information that the Company has a bona fide business purpose for preserving as confidential (any such period, a “Blackout Period”); provided, however, that in no event shall any Blackout Period and/or Suspension Period collectively exceed an aggregate of 90 days in any 12-month period.

2.3 Suspension of Dispositions. Each Holder agrees by acquisition of any Registrable Securities that, upon receipt of any notice (a “Suspension Notice”) from the Company of the occurrence of any event of the kind described in Section 2.1(b), Section 2.2(l) or Section 2.2(q), such Holder will forthwith discontinue disposition of Registrable Securities pursuant to the Registration Statement until such Holder’s receipt of the copies of the supplemented or amended Prospectus, or until it is advised in writing (the “Advice”) by the Company that the use of the Prospectus may be resumed, and has received copies of any additional or supplemental filings which are incorporated by reference in the Prospectus. The Company shall extend the period of time during which the Company is required to maintain the Registration Statement effective pursuant to this Agreement by the number of days during the period from and including the date of the giving of such Suspension Notice to and including the date such Holder either receives the supplemented or amended Prospectus or receives the Advice. If so directed by the Company, such Holder will deliver to the Company all copies, other than permanent file copies then in such Holder’s possession, of the Prospectus covering such Registrable Securities current at the time of receipt of such notice. The Company shall use its reasonable best efforts and take such actions as are reasonably necessary to render the Advice as promptly as practicable.

2.4 Registration Expenses.

(a) All Registration Expenses shall be borne by the Company. In addition, for the avoidance of doubt, the Company shall pay its internal expenses in connection with the performance of or compliance with this Agreement (including, without limitation, all salaries and expenses of its officers and employees performing legal or accounting duties), the expense of any annual audit or quarterly review, the expense of any liability insurance and the expenses and fees for listing the securities to be registered on each securities exchange on which they are to be listed. All Selling Expenses relating to Registrable Securities registered shall be borne by the Holders of such Registrable Securities pro rata on the basis of the number of Registrable Securities sold.

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(b) Any Holder may deliver written notice (an “Opt-Out Notice”) to the Company requesting that such Holder not receive notice from the Company of any event that would lead to a Suspension Period as contemplated by Section 2.1(b) or Blackout Period as contemplated by Section 2.2(q); provided, however, that such Holder may later revoke any such Opt-Out Notice in writing. Following receipt of an Opt-Out Notice from a Holder (unless subsequently revoked), the Company shall not deliver any notice to such Holder pursuant to Section 2.1(b), Section 2.2(l)or Section 2.2(q), as applicable, and each time prior to a Holder’s intended use of an effective Registration Statement, such Holder will notify the Company in writing at least two Business Days in advance of such intended use, and if a notice of a Suspension Period or Blackout Period was previously delivered (or would have been delivered but for the provisions of this Section (b)) and the Suspension Period or Blackout Period remains in effect, the Company will so notify such Holder, within one Business Day of such Holder’s notification to the Company, by delivering to such Holder a copy of such previous notice of such Suspension Period or Blackout Period, and thereafter will provide such Holder with the related notice of the conclusion of such Suspension Period or Blackout Period immediately upon its availability.

2.5 Indemnification.

(a) The Company agrees to indemnify and reimburse, to the fullest extent permitted by law, each Holder that is a seller of Registrable Securities, and each of its employees, advisors, agents, representatives, partners, officers, and directors and each Person who controls such Holder (within the meaning of the Securities Act or the Exchange Act) (collectively, the “Seller Affiliates”) (i) against any and all losses, claims, damages, liabilities and expenses, joint or several (including, without limitation, attorneys’ fees and disbursements except as limited by Section 2.5(c)) based upon, (A) in the case of any Registration Statement, arising out of, related to or resulting from any untrue or alleged untrue statement of a material fact contained in any Registration Statement or any amendment thereof or omission or alleged omission to state a material fact required to be stated therein or necessary to make the statements therein not misleading, or (B) in the case of any Prospectus or supplement thereto, arising out of, based upon or resulting from the inclusion of an untrue or alleged untrue statement of a material fact or the omission or alleged omission to state therein a material fact necessary to make the statements made therein, in the light of the circumstances in which they were made, not misleading, (ii) against any and all losses, liabilities, claims, damages and expenses whatsoever, as incurred, to the extent of the aggregate amount paid in settlement of any litigation or investigation or proceeding by any governmental agency or body, commenced or threatened, or of any claim whatsoever based upon, arising out of, related to or resulting from any such untrue statement or omission or alleged untrue statement or omission, and (iii) against any and all costs and expenses (including reasonable fees, charges and disbursements of counsel) as may be reasonably incurred in investigating, preparing or defending against any litigation, investigation or proceeding by any governmental agency or body, commenced or threatened, or any claim whatsoever based upon, arising out of, related to or resulting from any such untrue statement or omission or alleged untrue statement or omission, or such violation of the Securities Act or Exchange Act, to the extent that any such expense or cost is not paid under subparagraph (i) or (ii) above; except insofar as any such statements are made in reliance upon information furnished to the Company in writing by such seller or any Seller Affiliate expressly for use therein. The reimbursements required by this Section 2.5(a) will be made by periodic payments during the course of the investigation or defense, as and when bills are received or expenses incurred.

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(b) In connection with any Registration Statement or Prospectus covering the sale of Registrable Securities in which a Holder that is a seller of Registrable Securities is participating, each such Holder will (i) cooperate with and furnish to the Company such information and affidavits as the Company reasonably requests for use in connection with any such Registration Statement or Prospectus or any filings with any state securities commissions, (ii) to the extent required by the Securities Act, deliver or cause delivery of the Prospectus to any purchaser of the Registrable Securities covered by such Prospectus from such Holder and (iii) if requested by the Company, notify the Company of any sale of Registrable Securities by such Holder, and to the fullest extent permitted by law, each such seller will indemnify the Company and its directors and officers and each Person who controls the Company (within the meaning of the Securities Act or the Exchange Act) against any and all losses, claims, damages, liabilities and expenses (including, without limitation, reasonable attorneys’ fees and disbursements except as limited by Section 2.5(c)) (A) in the case of any Registration Statement, arising out of, related to or resulting from any untrue statement or alleged untrue statement of a material fact contained in any Registration Statement or any amendment thereof or omission or alleged omission to state a material fact required to be stated therein or necessary to make the statements therein not misleading, or (B) in the case of any Prospectus or supplement thereto, arising out of, based upon or resulting from the inclusion of an untrue statement or alleged untrue statement of a material fact or the omission or alleged omission to state therein a material fact necessary to make the statements made therein, in the light of the circumstances in which they were made, not misleading, but only to the extent that such untrue statement or alleged untrue statement or omission or alleged omission is contained in any information or affidavit so furnished by such seller or any of its Seller Affiliates in writing expressly for inclusion in the Registration Statement or Prospectus, as the case may be; provided, that the obligation to indemnify will be several, not joint and several, among such sellers of Registrable Securities, and the liability of each such seller of Registrable Securities will be in proportion to the amount of Registrable Securities registered by them; provided, further, that such liability will be limited to the net amount of proceeds received by such seller from the sale of Registrable Securities pursuant to such Registration Statement.

(c) Any Person entitled to indemnification hereunder will (i) give prompt written notice to the indemnifying party of any claim with respect to which it seeks indemnification (provided that the failure to give such notice shall not limit the rights of such Person) and (ii) unless in such indemnified party’s reasonable judgment a conflict of interest between such indemnified and indemnifying parties may exist with respect to such claim, permit such indemnifying party to assume the defense of such claim with counsel reasonably satisfactory to the indemnified party; provided, however, that any Person entitled to indemnification hereunder shall have the right to employ separate counsel and to participate in the defense of such claim, but the fees and expenses of such counsel shall be at the expense of such Person unless (A) the indemnifying party has agreed to pay such fees or expenses or (B) the indemnifying party shall have failed to assume the defense of such claim and employ counsel reasonably satisfactory to such Person. If such defense is not assumed by the indemnifying party as permitted hereunder, the indemnifying party will not be subject to any liability for any settlement made by the indemnified party without its consent (but such consent will not be unreasonably withheld, conditioned or delayed). If such defense is

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assumed by the indemnifying party pursuant to the provisions hereof, such indemnifying party shall not settle or otherwise compromise the applicable claim unless (i) such settlement or compromise contains a full and unconditional release of the indemnified party or (ii) the indemnified party otherwise consents in writing (which consent will not be unreasonably withheld, conditioned or delayed). An indemnifying party who is not entitled to, or elects not to, assume the defense of a claim will not be obligated to pay the fees and expenses of more than one counsel for all parties indemnified (which shall be chosen by the Holders of a majority of Registrable Securities so indemnified) by such indemnifying party with respect to such claim, unless in the reasonable judgment of any indemnified party, a conflict of interest may exist between such indemnified party and any other of such indemnified parties with respect to such claim, in which event the indemnifying party shall be obligated to pay the reasonable fees and disbursements of such additional counsel or counsels.

(d) Each party hereto agrees that, if for any reason the indemnification provisions contemplated by Section 2.5(a) or Section 2.5(b) are unavailable to or insufficient to hold harmless an indemnified party in respect of any losses, claims, damages, liabilities or expenses (or actions in respect thereof) referred to therein, then each indemnifying party shall contribute to the amount paid or payable by such indemnified party as a result of such losses, claims, liabilities or expenses (or actions in respect thereof) in such proportion as is appropriate to reflect the relative fault of the indemnifying party and the indemnified party in connection with the actions which resulted in the losses, claims, damages, liabilities or expenses as well as any other relevant equitable considerations. The relative fault of such indemnifying party and indemnified party shall be determined by reference to, among other things, whether the untrue or alleged untrue statement of a material fact or omission or alleged omission to state a material fact relates to information supplied by such indemnifying party or indemnified party, and the parties’ relative intent, knowledge, access to information and opportunity to correct or prevent such statement or omission. The parties hereto agree that it would not be just and equitable if contribution pursuant to this Section 2.5(d) were determined by pro rata allocation (even if the Holders were treated as one entity for such purpose) or by any other method of allocation which does not take account of the equitable considerations referred to in this Section 2.5(d). The amount paid or payable by an indemnified party as a result of the losses, claims, damages, liabilities or expenses (or actions in respect thereof) referred to above shall be deemed to include any legal or other fees or expenses reasonably incurred by such indemnified party in connection with investigating or, except as provided in Section 2.5(c), defending any such action or claim. Notwithstanding the provisions of this Section 2.5(d), no Holder shall be required to contribute an amount greater than the dollar amount by which the net proceeds received by such Holder with respect to the sale of any Registrable Securities exceeds the amount of damages which such Holder has otherwise been required to pay by reason of any and all untrue or alleged untrue statements of material fact or omissions or alleged omissions of material fact made in any Registration Statement or Prospectus or any amendment thereof or supplement thereto related to such sale of Registrable Securities. No person guilty of fraudulent misrepresentation (within the meaning of Section 11(f) of the Securities Act) shall be entitled to contribution from any person who was not guilty of such fraudulent misrepresentation. The Holders’ obligations in this Section 2.5(d) to contribute shall be several in proportion to the amount of Registrable Securities registered by them and not joint.

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If indemnification is available under this Section 2.5, the indemnifying parties shall indemnify each indemnified party to the full extent provided in Section 2.5(a) and Section 2.5(b) without regard to the relative fault of said indemnifying party or indemnified party or any other equitable consideration provided for in this Section 2.5(d) subject, in the case of the Holders, to the limited dollar amounts set forth in Section 2.5(b).

(e) No indemnifying party shall be liable for any settlement effected without its written consent (which consent may not be unreasonably delayed or withheld). Each indemnifying party agrees that it will not, without the indemnified party’s prior written consent, consent to entry of any judgment or settle or compromise any pending or threatened claim, action or proceeding in respect to which indemnification or contribution may be sought hereunder unless the foregoing contains and unconditional release, in form and substance reasonably satisfactory to the indemnified parties, of the indemnified parties from all liability and obligation arising therefrom.

(f) The indemnification and contribution provided for under this Agreement will remain in full force and effect regardless of any investigation made by or on behalf of the indemnified party or any officer, director or controlling Person of such indemnified party and will survive the transfer of securities.

2.6 Transfer of Registration Rights. The registration rights of a Holder under this Agreement with respect to any Registrable Securities may be transferred or assigned to any purchaser or transferee of Registrable Securities; provided, however, that (i) such Holder shall give the Company written notice prior to the time of such transfer stating the name and address of the transferee and identifying the securities with respect to which the rights under this Agreement are being transferred; (ii) such transferee shall agree in writing, in form and substance reasonably satisfactory to the Company, to be bound as a Holder by the provisions of this Agreement; and (iii) immediately following such transfer the further disposition of such securities by such transferee shall be restricted to the extent set forth under applicable law.

2.7 Current Public Information. With a view to making available to the Holders of Registrable Securities the benefits of Rule 144 and Rule 144A promulgated under the Securities Act and other rules and regulations of the SEC that may at any time permit a Holder of Registrable Securities to sell securities of the Company to the public without registration, the Company covenants that it will (a) for as long as the Class A Shares are registered pursuant to Section 12(b), Section 12(g) or Section 15(d) of the Exchange Act, use its reasonable best efforts to file in a timely manner all reports and other documents required, if any, to be filed by it under the Securities Act and the Exchange Act and the rules and regulations adopted thereunder and (b) if it is not required to file such reports, make available information necessary to comply with Rule 144 and Rule 144A, if available with respect to resales of the Registrable Securities under the Securities Act, at all times, all to the extent required from time to time to enable such Holder to sell Registrable Securities to the public without registration under the Securities Act within the limitation of the exemptions provided by (i) Rule 144 and Rule 144A promulgated under the Securities Act (if available with respect to resales of the Registrable Securities), as such rules may be amended from time to time or (ii) any other rules or regulations now existing or hereafter adopted by the SEC.

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2.8 Company Obligations Regarding Transfers. The Company shall reasonably cooperate with and assist any Holder to facilitate the removal of any legend, notation or similar designation restricting transferability of the Registrable Securities from the certificates or book-entries evidencing Registrable Securities, including instructing the transfer agent in connection therewith, if (a) such Class A Share is sold pursuant to an effective registration statement under the Securities Act; (b) a registration statement covering the resale of such Class A Shares is effective under the Securities Act and the applicable Holder delivers to the Company a representation and/or “will comply” letter, as applicable, reasonably acceptable to the Company; (c) such Class A Share is sold or transferred pursuant to Rule 144; or (d) such Class A Share is eligible for sale under Rule 144 without the requirement that the Company has complied with the public reporting requirements of the Exchange Act. Each Holder agrees to provide the Company, its counsel and/or the transfer agent with evidence reasonably requested by it in order to cause the removal of such legend, including, as may be appropriate, any information the Company deems necessary to determine that the legend, notation or similar designation is no longer required under the Securities Act or applicable state laws, including a certification that the holder is not an Affiliate of the Company (and a covenant to inform the Company if it should thereafter become an Affiliate and to consent to exchange any certificates or instruments representing the Class A Share for ones bearing an appropriate restrictive legend) and regarding the length of time the Class A Share has been held. Any fees of the Company, the transfer agent and Company counsel associated with the issuance of any legal opinion required by the Company’s transfer agent or the removal of such legend shall be borne by the Company.

ARTICLE III - TERMINATION

3.1 Termination. The provisions of this Agreement shall terminate and be of no further force and effect when all Registrable Securities held by the Holders no longer constitute Registrable Securities.

ARTICLE IV - MISCELLANEOUS

4.1 Notices. Any notice or other communication required or permitted hereunder shall be in writing and shall be delivered by hand, by electronic mail transmission, or by certified or registered mail, postage prepaid and return receipt requested. Notices shall be deemed to have been given upon delivery, if delivered by hand, three days after mailing, if mailed, and upon receipt of an appropriate electronic confirmation, if delivered by electronic mail transmission. Notices shall be delivered to the parties at the addresses set forth below:

If to the Company:	Viper Energy, Inc.
500 W. Texas Ste. 1200
Midland, Texas 79701
E-mail: mzmigrosky@diamondbackenergy.com
Attention: Matthew Zmigrosky
E-mail: wkrueger@diamondbackenergy.com
Attention: Will Krueger

With copies to (which shall not constitute notice):	Wachtell, Lipton, Rosen & Katz
51 West 52nd Street
New York, NY 10019
E-mail: ZSPodolsky@wlrk.com
Attention: Zachary S. Podolsky
If to any Holder, at its address listed on the signature pages hereof.

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Any party may from time to time change its address or designee for notification purposes by giving the other parties prior notice in the manner specified above of the new address or the new designee and the subsequent date upon which the change shall be effective.

4.2 Choice of Law; Exclusive Jurisdiction; Waiver of Jury Trial.

(a) This Agreement shall be constructed, interpreted and enforced in accordance with, and the respective rights and obligations of the parties shall be governed by, the laws of the State of Delaware without regard to principles of conflicts of law.

(b) All actions and proceedings for the enforcement of or based on, arising out of or relating to this Agreement shall be heard and determined exclusively in the Delaware Court of Chancery (or, only if the Delaware Court of Chancery declines to accept jurisdiction over the particular matter, any other court of the State of Delaware, or any federal court sitting in the State of Delaware), and each of the parties hereto hereby (i) irrevocably submits to the exclusive jurisdiction of such courts (and, in the case of appeals, appropriate appellate courts therefrom) in any such action or proceeding, (ii) irrevocably waives the defense of an inconvenient forum to the maintenance of any such action or proceeding, (iii) agrees that it shall not bring any such action in any court other than the Court of Chancery of the State of Delaware (or, only if the Delaware Court of Chancery declines to accept jurisdiction over the particular matter, any other court of the State of Delaware, or any federal court sitting in the State of Delaware), and (iv) irrevocably consents to service of process by first class certified mail, return receipt requested, postage prepaid, to the address at which the Company or Holder, as the case may be, is to receive notice in accordance with Section 4.1. The parties hereto agree that a final judgment in any such action or proceeding shall be conclusive and may be enforced in other jurisdictions by suit on the judgment or in any other manner provided by applicable law.

(c) Each of the parties hereto hereby irrevocably waives any and all rights to trial by jury in any legal proceeding arising out of or related to this Agreement.

4.3 No Third-Party Beneficiaries. This Agreement is for the sole benefit of the parties hereto and their respective successors and permitted assigns and nothing herein, express or implied, is intended to or shall confer upon any other Person any legal or equitable right, benefit or remedy of any nature whatsoever, under or by reason of this Agreement; provided, however, the parties hereto hereby acknowledge that the Persons set forth in Section 2.5 are express third-party beneficiaries of the obligations of the parties hereto set forth in Section 2.5.

4.4 Successors and Assigns. Except as otherwise expressly provided herein, this Agreement shall be binding upon and benefit the Company, each Holder and their respective successors and assigns. The Company shall not, directly or indirectly, enter into any merger, consolidation or reorganization in which the Company shall not be the surviving entity unless the surviving entity shall, prior to such merger, consolidation or reorganization, agree in writing to

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assume the obligations of the Company under this Agreement, and for that purpose references hereunder to “Registrable Securities” shall be deemed to include the common equity interests or other securities, if any, which the Holders would be entitled to receive in exchange for Registrable Securities under any such merger, consolidation or reorganization, provided that, to the extent the Holders receive securities that are by their terms convertible into common equity interests of the issuer thereof, then any such common equity interests as are issued or issuable upon conversion of said convertible securities shall be included within the definition of “Registrable Securities.”

4.5 Counterparts. This Agreement may be executed by the parties in separate counterparts (including by means of executed counterparts delivered via electronic means), each of which shall be deemed an original, but all of which together shall constitute one and the same instrument.

4.6 Severability. In case any provision in this Agreement shall be held invalid, illegal or unenforceable in any respect for any reason, the validity, legality and enforceability of any such provision in every other respect and the remaining provisions shall not in any way be affected or impaired thereby.

4.7 No Waivers; Amendments.

(a) No failure or delay on the part of the Company or any Holder in exercising any right, power or remedy hereunder shall operate as a waiver thereof, nor shall any single or partial exercise of any such right, power or remedy preclude any other or further exercise thereof or the exercise of any other right, power or remedy. The remedies provided for herein are cumulative and are not exclusive of any remedies that may be available to the Company or any Holder at law or in equity or otherwise.

(b) Any provision of this Agreement may be amended or waived if, but only if, such amendment or waiver is in writing and is signed by the Company and the Required Holders.

4.8 Entire Agreement. This Agreement and the other writings referred to herein or therein or delivered pursuant hereto or thereto, contain the entire agreement between the Holders and the Company with respect to the subject matter hereof and supersede all prior and contemporaneous arrangements or understandings with respect thereto.

4.9 Remedies; Specific Performance.

(a) Each Holder shall have all rights and remedies reserved for such Holder pursuant to this Agreement and all rights and remedies which such Holder has been granted at any time under any other agreement or contract and all of the rights which such Holder has under any law or equity. Any Person having any rights under any provision of this Agreement will be entitled to enforce such rights specifically, to recover damages by reason of any breach of any provision of this Agreement and to exercise all other rights granted by law or equity.

(b) The parties hereto recognize and agree that money damages may be insufficient to compensate the Holders of any Registrable Securities for breaches by the Company of the terms hereof and, consequently, that the equitable remedies of injunctive relief and of specific performance of the terms hereof will be available in the event of any such breach. If any action should be brought in equity to enforce any of the provisions of this Agreement, none of the parties hereto shall raise the defense that there is an adequate remedy at law.

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4.10 Negotiated Agreement. This Agreement was negotiated by the parties with the benefit of legal representation, and any rule of construction or interpretation otherwise requiring this Agreement to be construed or interpreted against any party shall not apply to the construction or interpretation hereof.

[THE REMAINDER OF THIS PAGE IS INTENTIONALLY LEFT BLANK]

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IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be duly executed by their respective authorized officers as of the date first written above.

VIPER ENERGY, INC.

By:
Name:
Title:

[Signature Page to the Registration Rights Agreement]

Initial Holders:

[HOLDER]

By:
Name:
Title:

Address:

[•]
[•]
E-mail: [•]
Attention: [•]

With copies to (which shall not constitute notice):

[•]
[•]
E-mail: [•]
Attn: [•]

[Signature Page to the Registration Rights Agreement]

[HOLDER]

By:
Name:
Title:

Address:

[•]
[•]
E-mail: [•]
Attention: [•]

With copies to (which shall not constitute notice):
[•]
[•]
E-mail: [•]
Attn: [•]

[Signature Page to the Registration Rights Agreement]

Exhibit 10.1

VOTING AND SUPPORT AGREEMENT

THIS VOTING SUPPORT AGREEMENT, dated as of June 2, 2025 (this “Agreement”), is made by and among (i) Viper Energy, Inc., a Delaware corporation (“Parent”), (ii) KMF DPM HoldCo, LLC, a Delaware limited liability company and Chambers DPM HoldCo, LLC, a Delaware limited liability company (each, a “Holder” and collectively, the “Holders”), and (iii) Sitio Royalties Corp., a Delaware corporation (the “Company”).

W I T N E S S E T H:

WHEREAS, Parent, Viper Energy Partners LLC, a Delaware limited liability company (“Cobra Opco”), New Cobra Pubco, Inc., a Delaware corporation and wholly owned subsidiary of Parent (“New Parent”), Cobra Merger Sub, Inc., a Delaware corporation and wholly owned subsidiary of New Parent (“Cobra Merger Sub”), Scorpion Merger Sub, Inc., a Delaware corporation and wholly owned subsidiary of New Parent (“Scorpion Merger Sub”), the Company and Sitio Royalties Operating Partnership, LP, a Delaware limited partnership (“Scorpion Opco”), have entered into an Agreement and Plan of Merger dated as of June 2, 2025 (as the same may be amended or supplemented from time to time, the “Merger Agreement”), providing for, among other things, (i) the merger of Cobra Merger Sub with and into Parent (the “Cobra Pubco Merger”), with Parent continuing as the surviving corporation and a wholly owned subsidiary of New Parent, (ii) the merger of the Scorpion Merger Sub with and into the Company (the “Scorpion Pubco Merger” and, together with the Cobra Pubco Merger, the “Pubco Mergers”), with the Company continuing as the surviving corporation and a wholly owned subsidiary of New Parent, and (iii) immediately following the Cobra Pubco Merger and the Scorpion Pubco Merger, the merger of Scorpion Opco with and into Cobra Opco (the “Opco Merger” and, together with the Pubco Merger, the “Mergers”), with Cobra Opco continuing as the surviving entity in the merger;

WHEREAS, the Holders are the Beneficial Owners of 0 shares of Class A common stock, par value $0.0001 per share, of the Company (“Company Class A Common Stock”) and an aggregate of 36,495,520 shares of Class C common stock, par value $0.0001 per share, of the Company (“Company Class C Common Stock” and, together with Class A Common Stock, “Company Common Stock”) (such shares of Company Class A Common Stock and Company Class C Common Stock, collectively, the “Shares”) and 36,495,520 units representing limited partner interests in Scorpion Opco (the “Opco LP Units”) (such Opco LP Units, together with the Shares, the “Securities”);

WHEREAS, certain other stockholders of the Company (“Company Stockholders”) have entered into voting and support agreements in substantially the same form as this Agreement (the “Other Voting and Support Agreements”, and such Company Stockholders that have entered into Other Voting and Support Agreements, the “Other Holders”);

WHEREAS, concurrently with the execution and delivery of the Merger Agreement, and as a condition and an inducement to Parent and the Company entering into the Merger Agreement, each Holder is entering into this Agreement with respect to the Securities; and

WHEREAS, Parent and the Company desire that each Holder agree, and each Holder is willing to agree, subject to the limitations herein, not to Transfer any of its applicable Securities and to vote its applicable Securities in a manner so as to facilitate consummation of the Mergers and the other transactions contemplated by the Merger Agreement.

NOW, THEREFORE, in consideration of the mutual covenants, representations, warranties and agreements contained herein, and intending to be legally bound hereby, the parties hereto agree as follows:

ARTICLE I

GENERAL

1.1 Definitions. Capitalized terms used but not defined herein shall have the meanings set forth in the Merger Agreement, and, as used in this Agreement, the following terms shall have the following meanings:

“Beneficially Own” or “Beneficial Ownership” has the meaning assigned to such term in Rule 13d-3 under the Exchange Act, and a Person’s beneficial ownership of securities shall be calculated in accordance with the provisions of such Rule (in each case, irrespective of whether or not such Rule is actually applicable in such circumstance). For the avoidance of doubt, Beneficially Own and Beneficial Ownership shall also include record ownership of securities.

“Beneficial Owners” shall mean Persons who Beneficially Own the referenced securities.

“Transfer” means (a) any direct or indirect offer, sale, lease, assignment, encumbrance, loan, pledge, grant of a security interest, hypothecation, disposition or other similar transfer (by operation of law or otherwise), either voluntary or involuntary, or entry into any contract, option or other arrangement or understanding with respect to any offer, sale, lease, assignment, encumbrance, loan, pledge, hypothecation, disposition or other transfer (by operation of law or otherwise), of any Securities owned by Holder (whether beneficially or of record), including in each case through the Transfer of any Person or any interest in any Person, (b) in respect of any Securities of the Company or Scorpion Opco or interest in any Securities of the Company or Scorpion Opco, to enter into any swap or any other agreement, transaction or series of transactions that transfers to another, in whole or in part, any of the economic consequences of ownership of any such Securities, whether any such transaction is to be settled by delivery of any such Securities, in cash or otherwise or (c) public announcement of any intention to effect any transaction specified in clause (a) or (b).

ARTICLE II

AGREEMENT TO RETAIN SECURITIES

2.1 Transfer and Encumbrance of Securities.

(a) From the date of this Agreement until the Termination Date (the “Lock-Up Period”), subject to the exceptions expressly set forth herein, each Holder shall not, with respect to any Securities Beneficially Owned by such Holder, Transfer any such Securities. During the

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Lock-Up Period, each Holder shall not, with respect to any Securities Beneficially Owned by such Holder (A) deposit any such Securities into a voting trust or enter into a voting agreement or arrangement with respect to such Securities or grant any proxy or power of attorney with respect thereto or (B) take any action that would make any representation or warranty of such Holder contained herein untrue or incorrect or have the effect of preventing or disabling such Holder from performing its obligations under this Agreement.

(b) The restrictions set forth in the first sentence of Section 2.1(a), shall not apply to:

(i) in the case of an entity, Transfers to a stockholder, partner, member or affiliate of such entity;

(ii) in the case of an individual, Transfers by gift to members of the individual’s immediate family (as defined below) or to a trust, the beneficiary of which is a member of one of the individual’s immediate family, an affiliate of such person or to a charitable organization;

(iii) in the case of an individual, Transfers by virtue of laws of descent and distribution upon death of the individual;

(iv) in the case of an individual, Transfers pursuant to a qualified domestic relations order;

(v) in the case of an entity, Transfers by virtue of the laws of the state of the entity’s organization and the entity’s organizational documents upon dissolution of the entity; or

(vi) Transfers to the Company associated with (A) net withholding to satisfy tax withholding obligations or (B) net exercise to satisfy exercise price obligations, in each case, for equity-based awards pursuant to the Company’s equity incentive plans or arrangements;

provided, however, that (A) in the case of clauses (i) through (v), these permitted transferees must enter into a written agreement, in substantially the form of this Agreement and reasonably satisfactory to Parent and the Company (it being understood that any references to “immediate family” in the agreement executed by such transferee shall expressly refer only to the immediate family of a Holder and not to the immediate family of the transferee), agreeing to be bound by these Transfer restrictions. For purposes of this paragraph, “immediate family” shall mean a spouse, domestic partner, child, grandchild or other lineal descendant (including by adoption), father, mother, brother or sister of the undersigned; and “affiliate” shall have the meaning set forth in Rule 405 under the Securities Act of 1933; provided, for the avoidance of doubt, any member of the Holder shall be deemed an “affiliate” of such Holder; and provided, further, that an “affiliate” of the Holder shall include any investment fund, vehicle or holding company under common management or control with such Holder or an affiliate thereof serves as the general partner, managing member or discretionary manager or advisor.

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2.2 Additional Purchases; Adjustments. Each Holder agrees that any shares of Company Common Stock or Opco LP Units and any other shares of capital stock or other equity securities of the Company or Scorpion Opco that it purchases or otherwise acquires or with respect to which such Holder otherwise acquires voting power after the execution of this Agreement and prior to the expiration of the Lock-Up Period shall be subject to the terms and conditions of this Agreement to the same extent as if such shares of capital stock or other equity securities constituted Securities as of the date hereof. In the event of any stock split, stock dividend, merger, reorganization, recapitalization, reclassification, combination, exchange of shares or the like of the capital stock of the Company affecting the Securities, the terms of this Agreement shall apply to the resulting securities.

2.3 Unpermitted Transfers; Involuntary Transfers. Any Transfer or attempted Transfer of any Securities in violation of this Article II shall, to the fullest extent permitted by Law, be null and void ab initio. In furtherance of the foregoing, each Holder hereby authorizes and instructs the Company to instruct its transfer agent to enter a stop transfer order with respect to all of the Securities. If any involuntary Transfer of any of a Holder’s Securities shall occur, the transferee (which term, as used herein, shall include any and all transferees and subsequent transferees of the initial transferee) shall take and hold such Securities subject to all of the restrictions, liabilities and rights under this Agreement, which shall continue in full force and effect until valid termination of this Agreement.

ARTICLE III

AGREEMENT TO VOTE

3.1 Agreement to Vote. For the duration of the Lock-Up Period, each Holder irrevocably and unconditionally agrees that, at any meeting of the stockholders of the Company (whether annual or special and whether or not an adjourned or postponed meeting, however called), including, without limitation, the Company Stockholders Meeting, or in connection with any written consent of the stockholders of the Company or unitholders of Scorpion Opco, such Holder shall:

(a) appear at such meeting or otherwise cause the applicable Securities to be counted as present thereat for purpose of establishing a quorum;

(b) vote (or execute and return an action by written consent), or cause to be voted at such meeting in person or by proxy (or validly execute and return and cause such consent to be granted with respect to), all of the Holder’s applicable Securities owned as of the record date for such meeting (or the date that any written consent is executed by the Holder) in favor of (i) adoption of the Merger Agreement; (ii) the approval of the Scorpion Pubco Merger and the other Transactions; (iii) any amendment and/or restatement of the Organizational Documents of the Company or any of its Subsidiaries necessary to effect the consummation of the Transactions as contemplated by the Merger Agreement; and (iv) any other proposals agreed to by Parent and the Company which are necessary and appropriate in connection with the Transactions or to effectuate the intent of the foregoing clauses (i) through (iii); and

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(c) vote (or execute and return an action by written consent), or cause to be voted at such meeting in person or by proxy (or validly execute and return and cause such consent to be granted with respect to), all of the Holder’s applicable Securities against (i) any agreement, transaction or proposal that relates to a Company Competing Proposal or any other transaction, proposal, agreement or action made in opposition to adoption of the Merger Agreement or in competition or inconsistent with the Mergers or matters contemplated by the Merger Agreement; (ii) any action or agreement that would result in a breach of any covenant, representation or warranty or any other obligation or agreement of the Company or any of its Subsidiaries contained in the Merger Agreement or of the Holder contained in this Agreement; (iii) any action or agreement that would reasonably be expected to result in (x) any condition to the consummation of the Mergers set forth in Article VII of the Merger Agreement not being fulfilled or (y) any change to the voting rights of any class of shares of capital stock of Company (including any amendments to the Company’s Organizational Documents); and (iv) any other action that could reasonably be expected to impede, interfere with, delay, discourage, postpone or adversely affect any of the transactions contemplated by the Merger Agreement, including the Mergers, or this Agreement. Any attempt by the Holder to vote, consent or express dissent with respect to (or otherwise to utilize the voting power of), the Holder’s applicable Securities in contravention of this Section 3.1 shall be null and void ab initio. If the Holder is the Beneficial Owner, but not the holder of record, of any Securities, the Holder agrees to take all actions necessary to cause the holder of record and any nominees to vote (or exercise a consent with respect to) all of such Securities in accordance with this Section 3.1.

Notwithstanding anything herein to the contrary in this Agreement, this Section 3.1 shall not require any Holder to be present (in person or by proxy) or vote (or cause to be voted), any of the applicable Securities to amend, modify or waive any provision of the Merger Agreement in a manner that reduces the amount, changes the form of the Scorpion Pubco Merger Consideration or Opco Merger Consideration payable, extends the outside date or otherwise adversely affects such Holder of the Company or Scorpion Opco (in its capacity as such) in any material respect. Notwithstanding anything to the contrary in this Agreement each Holder shall remain free to vote (or execute consents or proxies with respect to) the applicable Securities with respect to any matter other than as set forth in Section 3.1(b) and/or Section 3.1(c) in any manner such Holder deems appropriate, including in connection with the election of directors of the Company. Except as expressly provided for in Section 3.5 herein, the obligations of the Holder specified in this Section 3.1 shall apply whether or not the Mergers or any action described above is recommended by the Company Board.

3.2 Return of Proxy. Each Holder shall execute and deliver (or cause the holders of record to execute and deliver), at least three (3) business days prior to the relevant meeting, any proxy card or voting instructions it receives that is sent to stockholders of the Company soliciting proxies with respect to the matters described in Section 3.1(b) or Section 3.1(c), which shall be voted in the manner described in Section 3.1(b) or Section 3.1(c) (with the Company to be promptly notified (and provided reasonable evidence) of such execution and delivery of such proxy card or voting instructions).

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3.3 Waiver of Certain Actions. Each Holder agrees not to commence or participate in, and to take all actions necessary to opt out of, any class action with respect to, any claim, derivative or otherwise, against Parent, the Company, any of their respective Affiliates or successors or any of their respective directors, managers or officers (a) challenging the validity of, or seeking to enjoin or delay the operation of, any provision of this Agreement or the Merger Agreement (including any claim seeking to enjoin or delay the closing of the Mergers) or (b) alleging a breach of any duty of the Company Board in connection with the Merger Agreement, this Agreement or the transactions contemplated thereby or hereby.

3.4 No Short Sales. Each Holder agrees that, from the date of this Agreement to and including the termination of this Agreement, none of such Holder nor any person or entity acting on behalf of such Holder or pursuant to any understanding with such Holder will engage in any Short Sales with respect to securities of Parent or the Company. For the purposes hereof, “Short Sales” shall mean all “short sales” as defined in Rule 200 promulgated under Regulation SHO under the Exchange Act, and all short positions effected through any direct or indirect stock pledges (other than pledges in the ordinary course of business as part of prime brokerage arrangements), forward sale contracts, options, puts, calls, swaps and similar arrangements (including on a total return basis), short or other short transactions through non-U.S. broker dealers or foreign regulated brokers.

3.5 Company Change of Recommendation. Notwithstanding anything to the contrary herein, if at any time during the Lock-Up Period, there occurs a Company Change of Recommendation in compliance with the terms of the Merger Agreement (other than in response to a Company Superior Proposal or Parent Majority Stockholder Change of Control), then the voting obligations for each Holder set forth in Section 3.1 with respect to shares of Company Common Stock at any meeting or action by written consent of the stockholders of the Company during the time the Company Change of Recommendation is in effect shall only apply to shares of Company Common Stock held by such Holder having voting power equal to the product of (x) 35% and (y) the quotient of (i) the aggregate voting power of all shares of Company Common Stock held by such Holder as of the record date for such meeting or action by written consent and (ii) the aggregate voting power of all shares of Company Common Stock held by all Holders and all Other Holders as of the record date for such meeting or action by written consent.

ARTICLE IV

ADDITIONAL AGREEMENTS

4.1 Further Assurances. Each Holder agrees that until the Termination Date, such Holder shall and shall cause its Subsidiaries to take no action that would reasonably be likely to adversely affect or delay the ability to perform its respective covenants and agreements under this Agreement.

4.2 Fiduciary Duties. Each Holder is entering into this Agreement solely in its capacity as the record or Beneficial Owner of the Securities and nothing herein is intended to or shall limit or affect any actions taken by any of such Holder’s designees serving in his or her capacity as a director of the Company (or a Subsidiary of the Company). The taking of any actions (or failures to act) by each Holder’s designees serving as a director of the Company (in such capacity as a director) shall not be deemed to constitute a breach of this Agreement.

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4.3 Waiver of Appraisal Rights. Each Holder irrevocably and unconditionally waives any appraisal or dissenter’s rights that it may have in connection with the Scorpion Pubco Merger, including the treatment of Company Class C Common Stock therein.

4.4 Certain Tax Matters. Parent and the Company hereby agree that with respect to any audit, examination, contest, litigation or other Proceeding relating to Pre-Closing Flow-Through Tax Returns of Scorpion Opco that would otherwise be controlled by New Parent or any Subsidiary of New Parent after the Closing, the Legacy Unitholders, or a designated representative thereof, shall have the right to control, contest, resolve and defend against any such Proceeding; provided that (a) the Legacy Unitholders (or their representative) shall keep New Parent reasonably informed regarding the progress of such Proceeding, (b) New Parent shall be entitled to participate in such Proceeding at New Parent’s own expense, and (c)the Legacy Unitholders (or their representative) shall not resolve or settle any such Proceeding without the consent of New Parent if such resolution or settlement could reasonably be expected to increase Taxes of New Parent in any post-closing Tax period.

ARTICLE V

REPRESENTATIONS AND WARRANTIES OF HOLDER

5.1 Representations and Warranties. Each Holder, severally and not jointly, hereby represents and warrants as follows:

(a) Ownership. The Holder has, with respect to the Securities, and at all times during the term of this Agreement will continue to have, Beneficial Ownership of, good and valid title to and full and exclusive power to vote, issue instructions with respect to the matters set forth in Article III, agree to all of the matters set forth in this Agreement and to Transfer the Securities. The Securities constitute all of the shares of Company Common Stock and Opco LP Units and other any other equity securities of the Company or Scorpion Opco owned of record or beneficially by the Holder as of the date hereof. Other than this Agreement and except as set forth in the Organizational Documents of Scorpion Opco, (i) there are no agreements or arrangements of any kind, contingent or otherwise, to which the Holder is a party obligating the Holder to Transfer or cause to be Transferred to any person any of the Securities and (ii) no Person has any contractual or other right or obligation to purchase or otherwise acquire any of the Securities.

(b) Organization; Authority. The Holder is duly organized, validly existing and in good standing under the Laws of its jurisdiction of formation. The Holder has full power and authority and is duly authorized to make, enter into and carry out the terms of this Agreement and to perform its obligations hereunder. This Agreement has been duly and validly executed and delivered by the Holder and (assuming due authorization, execution and delivery by the Company and Parent) constitutes a valid and binding agreement of the Holder, enforceable against the Holder in accordance with its terms (except in all cases as such enforceability may be limited by Creditors’ Rights), and no other action is necessary to authorize the execution and delivery by the Holder or the performance of the Holder’s obligations hereunder.

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(c) No Violation. The execution, delivery and performance by the Holder of this Agreement will not (i) violate any provision of any Law applicable to the Holder; (ii) violate any order, judgment or decree applicable to the Holder or any of its affiliates; or (iii) conflict with, or result in a breach or default under, any agreement or instrument to which the Holder or any of its affiliates is a party or any term or condition of its certificate of formation, limited liability company agreement or comparable Organizational Documents, as applicable, except where such conflict, breach or default would not reasonably be expected to, individually or in the aggregate, have an adverse effect on the Holder’s ability to satisfy its obligations hereunder.

(d) Consents and Approvals. The execution and delivery by the Holder of this Agreement does not, and the performance of the Holder’s obligations hereunder do not, require the Holder or any of its affiliates to obtain any consent, approval, authorization or permit of, or to make any filing with or notification to, any person or Governmental Entity, except such filings and authorizations as may be required under the Exchange Act.

(e) Absence of Litigation. To the knowledge of the Holder, as of the date hereof, there is no Proceeding pending against, or threatened in writing against, the Holder that would prevent the performance by the Holder of its obligations under this Agreement or to consummate the transactions contemplated hereby or by the Merger Agreement, including the Mergers, on a timely basis.

(f) Absence of Other Voting Agreements. None of the Securities is subject to any voting trust, proxy or other agreement, arrangement or restriction with respect to voting, in each case, that is inconsistent with this Agreement, except as contemplated by this Agreement. None of the Securities is subject to any pledge agreement pursuant to which the Holder does not retain sole and exclusive voting rights with respect to the Securities subject to such pledge agreement at least until the occurrence of an event of default under the related debt instrument.

ARTICLE VI

MISCELLANEOUS

6.1 No Ownership Interest. Nothing contained in this Agreement shall be deemed to vest in Parent or the Company any direct or indirect ownership or incidence of ownership of or with respect to the Securities. All rights, ownership and economic benefits of and relating to the Securities shall remain vested in and belong to each Holder, as applicable, and Parent and the Company shall not have any authority to manage, direct, restrict, regulate, govern or administer any of the policies or operations of the Holder or exercise any power or authority to direct any Holder in the voting or disposition of any Securities, except as otherwise expressly provided herein.

6.2 Disclosure. Each Holder consents to and authorizes the publication and disclosure by the Company and Parent of such Holder’s identity and holding of Securities, and the terms of this Agreement (including, for avoidance of doubt, the disclosure of this Agreement), in any press release, the Registration Statement, including the Joint Information Statement/Proxy Statement/Prospectus, as applicable, and any other disclosure document required in connection with the Merger Agreement, the Mergers and the transactions contemplated by the Merger Agreement.

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6.3 Termination. This Agreement shall terminate at the earliest of (i) the date the Merger Agreement is validly terminated in accordance with its terms, (ii) the Opco Merger Effective Time, (iii) an amendment to the Merger Agreement without the prior written consent of each Holder that (A) reduces the consideration payable in the Scorpion Pubco Merger or the Opco Merger, on a per share of Company Common Stock or per Opco LP Unit basis, or (B) changes the form of consideration payable in the Scorpion Pubco Merger or the Opco Merger to the holders of Company Common Stock or Opco LP Units, or (C) extends the outside date under the Merger Agreement (except if such extension is explicitly provided for in, and effected pursuant to, the Merger Agreement), (iv) both the Company Stockholder Approval and the Scorpion Opco Written Consent are obtained, (v) mutual consent of the parties hereto, and (vi) the occurrence of a Company Change of Recommendation in compliance with the terms of the Merger Agreement that relates to a Company Superior Proposal or Parent Majority Stockholder Change of Control (such date, the “Termination Date”). Neither the provisions of this Section 6.3 nor the termination of this Agreement shall relieve (x) any party hereto from any liability of such party to any other party incurred prior to such termination or (y) any party hereto from any liability to any other party arising out of or in connection with a breach of this Agreement. Nothing in the Merger Agreement shall relieve a Holder from any liability arising out of or in connection with a breach of this Agreement. Notwithstanding anything to the contrary in this Agreement, in the event that the Closing occurs, Section 4.4 shall survive.

6.4 Amendment. This Agreement may not be amended, modified or supplemented in any manner, whether by course of conduct or otherwise, except by an instrument in writing specifically designated as an amendment hereto, signed on behalf of each of each Holder, Parent and the Company.

6.5 Non-Solicitation. For the duration of the Lock-Up Period, each Holder, solely in its capacity as a stockholder of the Company, will not, and will not permit an entity under its control (as defined in the Merger Agreement) (excluding the Company and its Subsidiaries) to, take any action that the Company is prohibited from taking pursuant to Section 6.3(b)(1)(i)-(iv) of the Merger Agreement; provided, however, the foregoing restriction shall not apply to any actions that the Company (or its board of directors) is expressly permitted to take in accordance with the provisions of Section 6.3 of the Merger Agreement. Nothing contained in this Section 6.5 shall prevent any Person Affiliated with such Holder who is a director of the Company or designated by such Holder as a director of the Company from taking actions in his or her capacity as a director of the Company so long as such actions are not prohibited under Section 6.3 of the Merger Agreement.

6.6 Extension; Waiver. At any time prior to the expiration of the termination of this Agreement in accordance with Section 6.3, the parties may, to the extent legally allowed:

(a) extend the time for the performance of any of the obligations or acts of the other party hereunder;

(b) waive any inaccuracies in the representations and warranties of the other party contained herein or in any document delivered pursuant hereto; or

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(c) waive compliance with any of the agreements or conditions of the other party contained herein;

provided, that, in each case, such waiver or extension is made in writing and signed by the party (or parties) against whom the waiver or extension is to be effective.

Notwithstanding the foregoing, no failure or delay by the Company or Parent in exercising any right hereunder shall operate as a waiver thereof nor shall any single or partial exercise thereof preclude any other or further exercise of any other right hereunder. No agreement on the part of a party to any such extension or waiver shall be valid unless set forth in an instrument in writing signed on behalf of such party.

6.7 Expenses. All fees and expenses incurred in connection with this Agreement and the transactions contemplated hereby shall be paid by the party incurring such fees or expenses, whether or not the Mergers are consummated.

6.8 Notices. All notices, requests and other communications to any party under, or otherwise in connection with, this Agreement shall be in writing and shall be deemed to have been duly given (a) if delivered in person; (b) if transmitted by electronic mail (“email”) (but only if confirmation of receipt of such email is requested and received; provided, that each notice party shall use reasonable best efforts to confirm receipt of any such email correspondence promptly upon receipt of such request); or (c) if transmitted by national overnight courier, in each case as addressed as follows:

(i)	if to a Holder, to:

Kimmeridge Energy Management Company, LLC

15 Little West 12th Street, 4th Floor

New York, New York 10014

Attention: Tamar Goldstein, Esq

Email: tamar.goldstein@kimmeridge.com

(ii)	if to Parent, to:

Viper Energy, Inc. 500 West Texas Ave., Suite 100
Midland, TX 79702
Attention:	Kaes Van’t Hof, Chief Executive Officer
Matt Zmigrosky, Executive Vice President, General Counsel and Secretary
Email:	KVantHof@DiamondbackEnergy.com
MZmigrosky@DiamondbackEnergy.com

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with a required copy to (which copy shall not constitute notice):

Wachtell , Lipton, Rosen & Katz 51 West 52nd Street
New York, NY 10019
Attention:	Zachary S. Podolsky
Email:	ZSPodolsky@wlrk.com

and

(iii) if to the Company, to:

Sitio Royalties Corp. 1401 Lawrence Street, Suite 1705
Denver, Colorado 80202
Attention:	Chris Conoscenti
Brett Riesenfeld
Email:	chris.conoscenti@sitio.com
brett.riesenfeld@sitio.com

with a required copy to (which copy shall not constitute notice):

Vinson & Elkins L.L.P. 845 Texas Avenue, Suite 4700
Houston, Texas 77002
Attention:	Doug E. McWilliams
Benjamin R. Barron
Email:	dmcwilliams@velaw.com
bbarron@velaw.com

6.9 No Partnership, Agency or Joint Venture. This Agreement is intended to create, and creates, a contractual relationship and is not intended to create, and does not create, any agency, partnership, joint venture, any like relationship between the parties hereto or a presumption that the parties are in any way acting in concert or as a group with respect to the obligations or the transactions contemplated by this Agreement.

6.10 Miscellaneous. The provisions set forth in Sections 9.4 (Rules of Construction), 9.5 (Counterparts), 9.6 (Entire Agreement; Third Party Beneficiaries), 9.7 (Governing Law; Venue; Waiver of Jury Trial), 9.8 (No Remedy in Certain Circumstances), 9.9 (Assignment) and 9.10 (Specific Performance) of the Merger Agreement, as in effect as of the date hereof, are hereby incorporated by reference into, and shall be deemed to apply to, this Agreement, mutatis mutandis.

[Signature Page Follows]

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IN WITNESS WHEREOF, the parties hereto, intending to be legally bound hereby, have executed or caused this Agreement to be executed in counterparts, all as of the day and year first above written.

VIPER ENERGY, INC.

By:	/s/ Kaes Van’t Hof
Name:	Kaes Van’t Hof
Title:	Chief Executive Officer

SITIO ROYALTIES CORP.

By:	/s/ Christopher L. Conoscenti
Name:	Christopher L. Conoscenti
Title:	Chief Executive Officer

KMF DPM HOLDCO, LLC

By:	/s/ Tamar Goldstein
Name:	Tamar Goldstein
Title:	General Counsel

CHAMBERS DPM HOLDCO, LLC

By:	/s/ Tamar Goldstein
Name:	Tamar Goldstein
Title:	General Counsel

[Signature Page to Voting and Support Agreement]

Exhibit 10.2

Execution Version

VOTING AND SUPPORT AGREEMENT

THIS VOTING SUPPORT AGREEMENT, dated as of June 2, 2025 (this “Agreement”), is made by and among (i) Viper Energy, Inc., a Delaware corporation (“Parent”), (ii) BX Royal Aggregator LP, a Delaware limited partnership, and RRR Aggregator LLC, a Delaware limited liability company (each, a “Holder” and collectively, the “Holders”), and (iii) Sitio Royalties Corp., a Delaware corporation (the “Company”).

W I T N E S S E T H:

WHEREAS, Parent, Viper Energy Partners LLC, a Delaware limited liability company (“Cobra Opco”), New Cobra Pubco, Inc., a Delaware corporation and wholly owned subsidiary of Parent (“New Parent”), Cobra Merger Sub, Inc., a Delaware corporation and wholly owned subsidiary of New Parent (“Cobra Merger Sub”), Scorpion Merger Sub, Inc., a Delaware corporation and wholly owned subsidiary of New Parent (“Scorpion Merger Sub”), the Company and Sitio Royalties Operating Partnership, LP, a Delaware limited partnership (“Scorpion Opco”), have entered into an Agreement and Plan of Merger dated as of June 2, 2025 (as the same may be amended or supplemented from time to time, the “Merger Agreement”), providing for, among other things, (i) the merger of Cobra Merger Sub with and into Parent (the “Cobra Pubco Merger”), with Parent continuing as the surviving corporation and a wholly owned subsidiary of New Parent, (ii) the merger of the Scorpion Merger Sub with and into the Company (the “Scorpion Pubco Merger” and, together with the Cobra Pubco Merger, the “Pubco Mergers”), with the Company continuing as the surviving corporation and a wholly owned subsidiary of New Parent, and (iii) immediately following the Cobra Pubco Merger and the Scorpion Pubco Merger, the merger of Scorpion Opco with and into Cobra Opco (the “Opco Merger” and, together with the Pubco Merger, the “Mergers”), with Cobra Opco continuing as the surviving entity in the merger;

WHEREAS, the Holders are the Beneficial Owners of zero shares of Class A common stock, par value $0.0001 per share, of the Company (“Company Class A Common Stock”) and 20,037,945 shares of Class C common stock, par value $0.0001 per share, of the Company (“Company Class C Common Stock” and, together with Class A Common Stock, “Company Common Stock”) (such shares of Company Class A Common Stock and Company Class C Common Stock, collectively, the “Shares”) and 20,037,945 units representing limited partner interests in Scorpion Opco (the “Opco LP Units”) (such Opco LP Units, together with the Shares, the “Securities”);

WHEREAS, certain other stockholders of the Company (“Company Stockholders”) have entered into voting and support agreements in substantially the same form as this Agreement (the “Other Voting and Support Agreements”, and such Company Stockholders that have entered into Other Voting and Support Agreements, the “Other Holders”);

WHEREAS, concurrently with the execution and delivery of the Merger Agreement, and as a condition and an inducement to Parent and the Company entering into the Merger Agreement, each Holder is entering into this Agreement with respect to the Securities; and

WHEREAS, Parent and the Company desire that each Holder agree, and each Holder is willing to agree, subject to the limitations herein, not to Transfer any of its applicable Securities and to vote its applicable Securities in a manner so as to facilitate consummation of the Mergers and the other transactions contemplated by the Merger Agreement.

NOW, THEREFORE, in consideration of the mutual covenants, representations, warranties and agreements contained herein, and intending to be legally bound hereby, the parties hereto agree as follows:

ARTICLE I

GENERAL

1.1 Definitions. Capitalized terms used but not defined herein shall have the meanings set forth in the Merger Agreement, and, as used in this Agreement, the following terms shall have the following meanings:

“Beneficially Own” or “Beneficial Ownership” has the meaning assigned to such term in Rule 13d-3 under the Exchange Act, and a Person’s beneficial ownership of securities shall be calculated in accordance with the provisions of such Rule (in each case, irrespective of whether or not such Rule is actually applicable in such circumstance). For the avoidance of doubt, Beneficially Own and Beneficial Ownership shall also include record ownership of securities.

“Beneficial Owners” shall mean Persons who Beneficially Own the referenced securities.

“Transfer” means (a) any direct or indirect offer, sale, lease, assignment, encumbrance, loan, pledge, grant of a security interest, hypothecation, disposition or other similar transfer (by operation of law or otherwise), either voluntary or involuntary, or entry into any contract, option or other arrangement or understanding with respect to any offer, sale, lease, assignment, encumbrance, loan, pledge, hypothecation, disposition or other transfer (by operation of law or otherwise), of any Securities owned by Holder (whether beneficially or of record), including in each case through the Transfer of any Person or any interest in any Person, (b) in respect of any Securities of the Company or Scorpion Opco or interest in any Securities of the Company or Scorpion Opco, to enter into any swap or any other agreement, transaction or series of transactions that transfers to another, in whole or in part, any of the economic consequences of ownership of any such Securities, whether any such transaction is to be settled by delivery of any such Securities, in cash or otherwise or (c) public announcement of any intention to effect any transaction specified in clause (a) or (b).

ARTICLE II

AGREEMENT TO RETAIN SECURITIES

2.1 Transfer and Encumbrance of Securities.

(a) From the date of this Agreement until the Termination Date (the “Lock-Up Period”), subject to the exceptions expressly set forth herein, each Holder shall not, with respect to any Securities Beneficially Owned by such Holder, Transfer any such Securities. During the Lock-Up Period, each Holder shall not, with respect to any Securities Beneficially Owned by such

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Holder (A) deposit any such Securities into a voting trust or enter into a voting agreement or arrangement with respect to such Securities or grant any proxy or power of attorney with respect thereto or (B) take any action that would make any representation or warranty of such Holder contained herein untrue or incorrect or have the effect of preventing or disabling such Holder from performing its obligations under this Agreement.

(b) The restrictions set forth in the first sentence of Section 2.1(a), shall not apply to:

(i) in the case of an entity, Transfers to a stockholder, partner, member or affiliate of such entity;

(ii) in the case of an individual, Transfers by gift to members of the individual’s immediate family (as defined below) or to a trust, the beneficiary of which is a member of one of the individual’s immediate family, an affiliate of such person or to a charitable organization;

(iii) in the case of an individual, Transfers by virtue of laws of descent and distribution upon death of the individual;

(iv) in the case of an individual, Transfers pursuant to a qualified domestic relations order;

(v) in the case of an entity, Transfers by virtue of the laws of the state of the entity’s organization and the entity’s organizational documents upon dissolution of the entity; or

(vi) Transfers to the Company associated with (A) net withholding to satisfy tax withholding obligations or (B) net exercise to satisfy exercise price obligations, in each case, for equity-based awards pursuant to the Company’s equity incentive plans or arrangements;

provided, however, that (A) in the case of clauses (i) through (v), these permitted transferees must enter into a written agreement, in substantially the form of this Agreement and reasonably satisfactory to Parent and the Company (it being understood that any references to “immediate family” in the agreement executed by such transferee shall expressly refer only to the immediate family of a Holder and not to the immediate family of the transferee), agreeing to be bound by these Transfer restrictions. For purposes of this paragraph, “immediate family” shall mean a spouse, domestic partner, child, grandchild or other lineal descendant (including by adoption), father, mother, brother or sister of the undersigned; and “affiliate” shall have the meaning set forth in Rule 405 under the Securities Act of 1933; provided, for the avoidance of doubt, any member of the Holder shall be deemed an “affiliate” of such Holder; and provided, further, that an “affiliate” of the Holder shall include any investment fund, vehicle or holding company under common management or control with such Holder or an affiliate thereof serves as the general partner, managing member or discretionary manager or advisor.

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2.2 Additional Purchases; Adjustments. Each Holder agrees that any shares of Company Common Stock or Opco LP Units and any other shares of capital stock or other equity securities of the Company or Scorpion Opco that it purchases or otherwise acquires or with respect to which such Holder otherwise acquires voting power after the execution of this Agreement and prior to the expiration of the Lock-Up Period shall be subject to the terms and conditions of this Agreement to the same extent as if such shares of capital stock or other equity securities constituted Securities as of the date hereof. In the event of any stock split, stock dividend, merger, reorganization, recapitalization, reclassification, combination, exchange of shares or the like of the capital stock of the Company affecting the Securities, the terms of this Agreement shall apply to the resulting securities.

2.3 Unpermitted Transfers; Involuntary Transfers. Any Transfer or attempted Transfer of any Securities in violation of this Article II shall, to the fullest extent permitted by Law, be null and void ab initio. In furtherance of the foregoing, each Holder hereby authorizes and instructs the Company to instruct its transfer agent to enter a stop transfer order with respect to all of the Securities. If any involuntary Transfer of any of a Holder’s Securities shall occur, the transferee (which term, as used herein, shall include any and all transferees and subsequent transferees of the initial transferee) shall take and hold such Securities subject to all of the restrictions, liabilities and rights under this Agreement, which shall continue in full force and effect until valid termination of this Agreement.

ARTICLE III

AGREEMENT TO VOTE

3.1 Agreement to Vote. For the duration of the Lock-Up Period, each Holder irrevocably and unconditionally agrees that, at any meeting of the stockholders of the Company (whether annual or special and whether or not an adjourned or postponed meeting, however called), including, without limitation, the Company Stockholders Meeting, or in connection with any written consent of the stockholders of the Company or unitholders of Scorpion Opco, such Holder shall:

(a) appear at such meeting or otherwise cause the applicable Securities to be counted as present thereat for purpose of establishing a quorum;

(b) vote (or execute and return an action by written consent), or cause to be voted at such meeting in person or by proxy (or validly execute and return and cause such consent to be granted with respect to), all of the Holder’s applicable Securities owned as of the record date for such meeting (or the date that any written consent is executed by the Holder) in favor of (i) adoption of the Merger Agreement; (ii) the approval of the Scorpion Pubco Merger and the other Transactions; (iii) any amendment and/or restatement of the Organizational Documents of the Company or any of its Subsidiaries necessary to effect the consummation of the Transactions as contemplated by the Merger Agreement; and (iv) any other proposals agreed to by Parent and the Company which are necessary and appropriate in connection with the Transactions or to effectuate the intent of the foregoing clauses (i) through (iii); and

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(c) vote (or execute and return an action by written consent), or cause to be voted at such meeting in person or by proxy (or validly execute and return and cause such consent to be granted with respect to), all of the Holder’s applicable Securities against (i) any agreement, transaction or proposal that relates to a Company Competing Proposal or any other transaction, proposal, agreement or action made in opposition to adoption of the Merger Agreement or in competition or inconsistent with the Mergers or matters contemplated by the Merger Agreement; (ii) any action or agreement that would result in a breach of any covenant, representation or warranty or any other obligation or agreement of the Company or any of its Subsidiaries contained in the Merger Agreement or of the Holder contained in this Agreement; (iii) any action or agreement that would reasonably be expected to result in (x) any condition to the consummation of the Mergers set forth in Article VII of the Merger Agreement not being fulfilled or (y) any change to the voting rights of any class of shares of capital stock of Company (including any amendments to the Company’s Organizational Documents); and (iv) any other action that could reasonably be expected to impede, interfere with, delay, discourage, postpone or adversely affect any of the transactions contemplated by the Merger Agreement, including the Mergers, or this Agreement. Any attempt by the Holder to vote, consent or express dissent with respect to (or otherwise to utilize the voting power of), the Holder’s applicable Securities in contravention of this Section 3.1 shall be null and void ab initio. If the Holder is the Beneficial Owner, but not the holder of record, of any Securities, the Holder agrees to take all actions necessary to cause the holder of record and any nominees to vote (or exercise a consent with respect to) all of such Securities in accordance with this Section 3.1.

Notwithstanding anything herein to the contrary in this Agreement, this Section 3.1 shall not require any Holder to be present (in person or by proxy) or vote (or cause to be voted), any of the applicable Securities to amend, modify or waive any provision of the Merger Agreement in a manner that reduces the amount, changes the form of the Scorpion Pubco Merger Consideration or Opco Merger Consideration payable, extends the outside date or otherwise adversely affects such Holder of the Company or Scorpion Opco (in its capacity as such) in any material respect. Notwithstanding anything to the contrary in this Agreement each Holder shall remain free to vote (or execute consents or proxies with respect to) the applicable Securities with respect to any matter other than as set forth in Section 3.1(b) and/or Section 3.1(c) in any manner such Holder deems appropriate, including in connection with the election of directors of the Company. Except as expressly provided for in Section 3.5 herein, the obligations of the Holder specified in this Section 3.1 shall apply whether or not the Mergers or any action described above is recommended by the Company Board.

3.2 Return of Proxy. Each Holder shall execute and deliver (or cause the holders of record to execute and deliver), at least three (3) business days prior to the relevant meeting, any proxy card or voting instructions it receives that is sent to stockholders of the Company soliciting proxies with respect to the matters described in Section 3.1(b) or Section 3.1(c), which shall be voted in the manner described in Section 3.1(b) or Section 3.1(c) (with the Company to be promptly notified (and provided reasonable evidence) of such execution and delivery of such proxy card or voting instructions).

3.3 Waiver of Certain Actions. Each Holder agrees not to commence or participate in, and to take all actions necessary to opt out of, any class action with respect to, any claim, derivative or otherwise, against Parent, the Company, any of their respective Affiliates or successors or any of their respective directors, managers or officers (a) challenging the validity of, or seeking to enjoin or delay the operation of, any provision of this Agreement or the Merger Agreement (including any claim seeking to enjoin or delay the closing of the Mergers) or (b) alleging a breach of any duty of the Company Board in connection with the Merger Agreement, this Agreement or the transactions contemplated thereby or hereby.

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3.4 No Short Sales. Each Holder agrees that, from the date of this Agreement to and including the termination of this Agreement, none of such Holder nor any person or entity acting on behalf of such Holder or pursuant to any understanding with such Holder will engage in any Short Sales with respect to securities of Parent or the Company. For the purposes hereof, “Short Sales” shall mean all “short sales” as defined in Rule 200 promulgated under Regulation SHO under the Exchange Act, and all short positions effected through any direct or indirect stock pledges (other than pledges in the ordinary course of business as part of prime brokerage arrangements), forward sale contracts, options, puts, calls, swaps and similar arrangements (including on a total return basis), short or other short transactions through non-U.S. broker dealers or foreign regulated brokers.

3.5 Company Change of Recommendation. Notwithstanding anything to the contrary herein, if at any time during the Lock-Up Period, there occurs a Company Change of Recommendation in compliance with the terms of the Merger Agreement (other than in response to a Company Superior Proposal or Parent Majority Stockholder Change of Control), then the voting obligations for each Holder set forth in Section 3.1 with respect to shares of Company Common Stock at any meeting or action by written consent of the stockholders of the Company during the time the Company Change of Recommendation is in effect shall only apply to shares of Company Common Stock held by such Holder having voting power equal to the product of (x) 35% and (y) the quotient of (i) the aggregate voting power of all shares of Company Common Stock held by such Holder as of the record date for such meeting or action by written consent and (ii) the aggregate voting power of all shares of Company Common Stock held by all Holders and all Other Holders as of the record date for such meeting or action by written consent.

ARTICLE IV

ADDITIONAL AGREEMENTS

4.1 Further Assurances. Each Holder agrees that until the Termination Date, such Holder shall and shall cause its Subsidiaries to take no action that would reasonably be likely to adversely affect or delay the ability to perform its respective covenants and agreements under this Agreement.

4.2 Fiduciary Duties. Each Holder is entering into this Agreement solely in its capacity as the record or Beneficial Owner of the Securities and nothing herein is intended to or shall limit or affect any actions taken by any of such Holder’s designees serving in his or her capacity as a director of the Company (or a Subsidiary of the Company). The taking of any actions (or failures to act) by each Holder’s designees serving as a director of the Company (in such capacity as a director) shall not be deemed to constitute a breach of this Agreement.

4.3 Waiver of Appraisal Rights. Each Holder irrevocably and unconditionally waives any appraisal or dissenter’s rights that it may have in connection with the Scorpion Pubco Merger, including the treatment of Company Class C Common Stock therein.

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4.4 Certain Tax Matters. Parent and the Company hereby agree that with respect to any audit, examination, contest, litigation or other Proceeding relating to Pre-Closing Flow-Through Tax Returns of Scorpion Opco that would otherwise be controlled by New Parent or any Subsidiary of New Parent after the Closing, the Legacy Unitholders, or a designated representative thereof, shall have the right to control, contest, resolve and defend against any such Proceeding; provided that (a) the Legacy Unitholders (or their representative) shall keep New Parent reasonably informed regarding the progress of such Proceeding, (b) New Parent shall be entitled to participate in such Proceeding at New Parent’s own expense, and (c) the Legacy Unitholders (or their representative) shall not resolve or settle any such Proceeding without the consent of New Parent if such resolution or settlement could reasonably be expected to increase Taxes of New Parent in any post-closing Tax period.

ARTICLE V

REPRESENTATIONS AND WARRANTIES OF HOLDER

5.1 Representations and Warranties. Each Holder, severally and not jointly, hereby represents and warrants as follows:

(a) Ownership. The Holder has, with respect to the Securities, and at all times during the term of this Agreement will continue to have, Beneficial Ownership of, good and valid title to and full and exclusive power to vote, issue instructions with respect to the matters set forth in Article III, agree to all of the matters set forth in this Agreement and to Transfer the Securities. The Securities constitute all of the shares of Company Common Stock and Opco LP Units and other any other equity securities of the Company or Scorpion Opco owned of record or beneficially by the Holder as of the date hereof. Other than this Agreement and except as set forth in the Organizational Documents of Scorpion Opco, (i) there are no agreements or arrangements of any kind, contingent or otherwise, to which the Holder is a party obligating the Holder to Transfer or cause to be Transferred to any person any of the Securities and (ii) no Person has any contractual or other right or obligation to purchase or otherwise acquire any of the Securities.

(b) Organization; Authority. The Holder is duly organized, validly existing and in good standing under the Laws of its jurisdiction of formation. The Holder has full power and authority and is duly authorized to make, enter into and carry out the terms of this Agreement and to perform its obligations hereunder. This Agreement has been duly and validly executed and delivered by the Holder and (assuming due authorization, execution and delivery by the Company and Parent) constitutes a valid and binding agreement of the Holder, enforceable against the Holder in accordance with its terms (except in all cases as such enforceability may be limited by Creditors’ Rights), and no other action is necessary to authorize the execution and delivery by the Holder or the performance of the Holder’s obligations hereunder.

(c) No Violation. The execution, delivery and performance by the Holder of this Agreement will not (i) violate any provision of any Law applicable to the Holder; (ii) violate any order, judgment or decree applicable to the Holder or any of its affiliates; or (iii) conflict with, or result in a breach or default under, any agreement or instrument to which the Holder or any of its affiliates is a party or any term or condition of its certificate of formation, limited liability company agreement or comparable Organizational Documents, as applicable, except where such conflict, breach or default would not reasonably be expected to, individually or in the aggregate, have an adverse effect on the Holder’s ability to satisfy its obligations hereunder.

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(d) Consents and Approvals. The execution and delivery by the Holder of this Agreement does not, and the performance of the Holder’s obligations hereunder do not, require the Holder or any of its affiliates to obtain any consent, approval, authorization or permit of, or to make any filing with or notification to, any person or Governmental Entity, except such filings and authorizations as may be required under the Exchange Act.

(e) Absence of Litigation. To the knowledge of the Holder, as of the date hereof, there is no Proceeding pending against, or threatened in writing against, the Holder that would prevent the performance by the Holder of its obligations under this Agreement or to consummate the transactions contemplated hereby or by the Merger Agreement, including the Mergers, on a timely basis.

(f) Absence of Other Voting Agreements. None of the Securities is subject to any voting trust, proxy or other agreement, arrangement or restriction with respect to voting, in each case, that is inconsistent with this Agreement, except as contemplated by this Agreement. None of the Securities is subject to any pledge agreement pursuant to which the Holder does not retain sole and exclusive voting rights with respect to the Securities subject to such pledge agreement at least until the occurrence of an event of default under the related debt instrument.

ARTICLE VI

MISCELLANEOUS

6.1 No Ownership Interest. Nothing contained in this Agreement shall be deemed to vest in Parent or the Company any direct or indirect ownership or incidence of ownership of or with respect to the Securities. All rights, ownership and economic benefits of and relating to the Securities shall remain vested in and belong to each Holder, as applicable, and Parent and the Company shall not have any authority to manage, direct, restrict, regulate, govern or administer any of the policies or operations of the Holder or exercise any power or authority to direct any Holder in the voting or disposition of any Securities, except as otherwise expressly provided herein.

6.2 Disclosure. Each Holder consents to and authorizes the publication and disclosure by the Company and Parent of such Holder’s identity and holding of Securities, and the terms of this Agreement (including, for avoidance of doubt, the disclosure of this Agreement), in any press release, the Registration Statement, including the Joint Information Statement/Proxy Statement/Prospectus, as applicable, and any other disclosure document required in connection with the Merger Agreement, the Mergers and the transactions contemplated by the Merger Agreement.

6.3 Termination. This Agreement shall terminate at the earliest of (i) the date the Merger Agreement is validly terminated in accordance with its terms, (ii) the Opco Merger Effective Time, (iii) an amendment to the Merger Agreement without the prior written consent of each Holder that (A) reduces the consideration payable in the Scorpion Pubco Merger or the Opco Merger, on a per share of Company Common Stock or per Opco LP Unit basis, or (B) changes the

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form of consideration payable in the Scorpion Pubco Merger or the Opco Merger to the holders of Company Common Stock or Opco LP Units, or (C) extends the outside date under the Merger Agreement (except if such extension is explicitly provided for in, and effected pursuant to, the Merger Agreement), (iv) both the Company Stockholder Approval and the Scorpion Opco Written Consent are obtained, (v) mutual consent of the parties hereto, and (vi) the occurrence of a Company Change of Recommendation in compliance with the terms of the Merger Agreement that relates to a Company Superior Proposal or Parent Majority Stockholder Change of Control (such date, the “Termination Date”). Neither the provisions of this Section 6.3 nor the termination of this Agreement shall relieve (x) any party hereto from any liability of such party to any other party incurred prior to such termination or (y) any party hereto from any liability to any other party arising out of or in connection with a breach of this Agreement. Nothing in the Merger Agreement shall relieve a Holder from any liability arising out of or in connection with a breach of this Agreement. Notwithstanding anything to the contrary in this Agreement, in the event that the Closing occurs, Section 4.4 shall survive.

6.4 Amendment. This Agreement may not be amended, modified or supplemented in any manner, whether by course of conduct or otherwise, except by an instrument in writing specifically designated as an amendment hereto, signed on behalf of each of each Holder, Parent and the Company.

6.5 Non-Solicitation. For the duration of the Lock-Up Period, each Holder, solely in its capacity as a stockholder of the Company, will not, and will not permit an entity under its control (as defined in the Merger Agreement) (excluding the Company and its Subsidiaries) to, take any action that the Company is prohibited from taking pursuant to Section 6.3(b)(1)(i)-(iv) of the Merger Agreement; provided, however, the foregoing restriction shall not apply to any actions that the Company (or its board of directors) is expressly permitted to take in accordance with the provisions of Section 6.3 of the Merger Agreement. Nothing contained in this Section 6.5 shall prevent any Person Affiliated with such Holder who is a director of the Company or designated by such Holder as a director of the Company from taking actions in his or her capacity as a director of the Company so long as such actions are not prohibited under Section 6.3 of the Merger Agreement.

6.6 Extension; Waiver. At any time prior to the expiration of the termination of this Agreement in accordance with Section 6.3, the parties may, to the extent legally allowed:

(a) extend the time for the performance of any of the obligations or acts of the other party hereunder;

(b) waive any inaccuracies in the representations and warranties of the other party contained herein or in any document delivered pursuant hereto; or

(c) waive compliance with any of the agreements or conditions of the other party contained herein;

provided, that, in each case, such waiver or extension is made in writing and signed by the party (or parties) against whom the waiver or extension is to be effective.

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Notwithstanding the foregoing, no failure or delay by the Company or Parent in exercising any right hereunder shall operate as a waiver thereof nor shall any single or partial exercise thereof preclude any other or further exercise of any other right hereunder. No agreement on the part of a party to any such extension or waiver shall be valid unless set forth in an instrument in writing signed on behalf of such party.

6.7 Expenses. All fees and expenses incurred in connection with this Agreement and the transactions contemplated hereby shall be paid by the party incurring such fees or expenses, whether or not the Mergers are consummated.

6.8 Notices. All notices, requests and other communications to any party under, or otherwise in connection with, this Agreement shall be in writing and shall be deemed to have been duly given (a) if delivered in person; (b) if transmitted by electronic mail (“email”) (but only if confirmation of receipt of such email is requested and received; provided, that each notice party shall use reasonable best efforts to confirm receipt of any such email correspondence promptly upon receipt of such request); or (c) if transmitted by national overnight courier, in each case as addressed as follows:

(i) if to a Holder, to:

BX Royal Aggregator LP

c/o Blackstone Inc.

345 Park Avenue

New York, NY, 10154

Attention: David Foley

Email: foley@blackstone.com

RRR Aggregator LLC

c/o Blackstone Inc.

345 Park Avenue

New York, NY, 10154

Attention: David Foley

Email: foley@blackstone.com

and

(ii) if to Parent, to:

Viper Energy, Inc.

500 West Texas Ave., Suite 100

Midland, TX 79702

Attention: Kaes Van’t Hof, Chief Executive Officer

 Matt Zmigrosky, Executive Vice President, General Counsel and Secretary

Email:   KVantHof@DiamondbackEnergy.com

 MZmigrosky@DiamondbackEnergy.com

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with a required copy to (which copy shall not constitute notice):

Wachtell, Lipton, Rosen & Katz

51 West 52nd Street

New York, NY 10019

Attention: Zachary S. Podolsky

Email:   ZSPodolsky@wlrk.com

and

(iii) if to the Company, to:

Sitio Royalties Corp.

1401 Lawrence Street, Suite 1705

Denver, Colorado 80202

Attention: Chris Conoscenti

 Brett Riesenfeld

Email:   chris.conoscenti@sitio.com

 brett.riesenfeld@sitio.com

with a required copy to (which copy shall not constitute notice):

Vinson & Elkins L.L.P.

845 Texas Avenue, Suite 4700

Houston, Texas 77002

Attention: Doug E. McWilliams

 Benjamin R. Barron

Email:   dmcwilliams@velaw.com

 bbarron@velaw.com

6.9 No Partnership, Agency or Joint Venture. This Agreement is intended to create, and creates, a contractual relationship and is not intended to create, and does not create, any agency, partnership, joint venture, any like relationship between the parties hereto or a presumption that the parties are in any way acting in concert or as a group with respect to the obligations or the transactions contemplated by this Agreement.

6.10 Miscellaneous. The provisions set forth in Sections 9.4 (Rules of Construction), 9.5 (Counterparts), 9.6 (Entire Agreement; Third Party Beneficiaries), 9.7 (Governing Law; Venue; Waiver of Jury Trial), 9.8 (No Remedy in Certain Circumstances), 9.9 (Assignment) and 9.10 (Specific Performance) of the Merger Agreement, as in effect as of the date hereof, are hereby incorporated by reference into, and shall be deemed to apply to, this Agreement, mutatis mutandis.

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6.11 Stockholder Related Parties. None of the provisions of this Agreement shall in any way limit the activities of Blackstone Inc. or any of its affiliates (other than the affiliate of Blackstone Inc. that is a Holder and a party to this Agreement (each, a “Blackstone Stockholder”)); provided, however, that it will be considered a breach of this Agreement if any affiliate of a Blackstone Stockholder takes any action at the direction, instruction or encouragement of such Blackstone Stockholder that would be a breach of this Agreement if such action was taken directly by such Blackstone Stockholder.

[Signature Page Follows]

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IN WITNESS WHEREOF, the parties hereto, intending to be legally bound hereby, have executed or caused this Agreement to be executed in counterparts, all as of the day and year first above written.

VIPER ENERGY, INC.

By:	/s/ Kaes Van’t Hof
Name:	Kaes Van’t Hof
Title:	Chief Executive Officer

SITIO ROYALTIES CORP.

By:	/s/ Christopher L. Conoscenti
Name:	Christopher L. Conoscenti
Title:	Chief Executive Officer

BX ROYAL AGGREGATOR LP

By: BCP VI/BEP Holdings Manager L.L.C., its General Partner

By:	/s/ David I. Foley
Name:	David I. Foley
Title:	Senior Managing Director

RRR AGGREGATOR LLC

By:	/s/ David I. Foley
Name:	David I. Foley
Title:	Senior Managing Director

[Signature Page to Voting and Support Agreement]

Exhibit 10.3

VOTING AND SUPPORT AGREEMENT

THIS VOTING SUPPORT AGREEMENT, dated as of June 2, 2025 (this “Agreement”), is made by and among (i) Viper Energy, Inc., a Delaware corporation (“Parent”), (ii) Source Energy Leasehold, LP, a Delaware limited partnership, Source Energy Permian II, LLC, a Delaware limited liability company, Permian Mineral Acquisitions, LP, a Delaware limited partnership, and Sierra Energy Royalties, LLC, a Delaware limited liability company (each, a “Holder” and collectively, the “Holders”), and (iii) Sitio Royalties Corp., a Delaware corporation (the “Company”).

W I T N E S S E T H:

WHEREAS, Parent, Viper Energy Partners LLC, a Delaware limited liability company (“Cobra Opco”), New Cobra Pubco, Inc., a Delaware corporation and wholly owned subsidiary of Parent (“New Parent”), Cobra Merger Sub, Inc., a Delaware corporation and wholly owned subsidiary of New Parent (“Cobra Merger Sub”), Scorpion Merger Sub, Inc., a Delaware corporation and wholly owned subsidiary of New Parent (“Scorpion Merger Sub”), the Company and Sitio Royalties Operating Partnership, LP, a Delaware limited partnership (“Scorpion Opco”), have entered into an Agreement and Plan of Merger dated as of June 2, 2025 (as the same may be amended or supplemented from time to time, the “Merger Agreement”), providing for, among other things, (i) the merger of Cobra Merger Sub with and into Parent (the “Cobra Pubco Merger”), with Parent continuing as the surviving corporation and a wholly owned subsidiary of New Parent, (ii) the merger of the Scorpion Merger Sub with and into the Company (the “Scorpion Pubco Merger” and, together with the Cobra Pubco Merger, the “Pubco Mergers”), with the Company continuing as the surviving corporation and a wholly owned subsidiary of New Parent, and (iii) immediately following the Cobra Pubco Merger and the Scorpion Pubco Merger, the merger of Scorpion Opco with and into Cobra Opco (the “Opco Merger” and, together with the Pubco Merger, the “Mergers”), with Cobra Opco continuing as the surviving entity in the merger;

WHEREAS, the Holders are the Beneficial Owners of 0 shares of Class A common stock, par value $0.0001 per share, of the Company (“Company Class A Common Stock”) and an aggregate of 15,443,610 shares of Class C common stock, par value $0.0001 per share, of the Company (“Company Class C Common Stock” and, together with Class A Common Stock, “Company Common Stock”) (such shares of Company Class A Common Stock and Company Class C Common Stock, collectively, the “Shares”) and 15,443,610 units representing limited partner interests in Scorpion Opco (the “Opco LP Units”) (such Opco LP Units, together with the Shares, the “Securities”);

WHEREAS, certain other stockholders of the Company (“Company Stockholders”) have entered into voting and support agreements in substantially the same form as this Agreement (the “Other Voting and Support Agreements”, and such Company Stockholders that have entered into Other Voting and Support Agreements, the “Other Holders”);

WHEREAS, concurrently with the execution and delivery of the Merger Agreement, and as a condition and an inducement to Parent and the Company entering into the Merger Agreement, each Holder is entering into this Agreement with respect to the Securities; and

WHEREAS, Parent and the Company desire that each Holder agree, and each Holder is willing to agree, subject to the limitations herein, not to Transfer any of its applicable Securities and to vote its applicable Securities in a manner so as to facilitate consummation of the Mergers and the other transactions contemplated by the Merger Agreement.

NOW, THEREFORE, in consideration of the mutual covenants, representations, warranties and agreements contained herein, and intending to be legally bound hereby, the parties hereto agree as follows:

ARTICLE I

GENERAL

1.1 Definitions. Capitalized terms used but not defined herein shall have the meanings set forth in the Merger Agreement, and, as used in this Agreement, the following terms shall have the following meanings:

“Beneficially Own” or “Beneficial Ownership” has the meaning assigned to such term in Rule 13d-3 under the Exchange Act, and a Person’s beneficial ownership of securities shall be calculated in accordance with the provisions of such Rule (in each case, irrespective of whether or not such Rule is actually applicable in such circumstance). For the avoidance of doubt, Beneficially Own and Beneficial Ownership shall also include record ownership of securities.

“Beneficial Owners” shall mean Persons who Beneficially Own the referenced securities.

“Transfer” means (a) any direct or indirect offer, sale, lease, assignment, encumbrance, loan, pledge, grant of a security interest, hypothecation, disposition or other similar transfer (by operation of law or otherwise), either voluntary or involuntary, or entry into any contract, option or other arrangement or understanding with respect to any offer, sale, lease, assignment, encumbrance, loan, pledge, hypothecation, disposition or other transfer (by operation of law or otherwise), of any Securities owned by Holder (whether beneficially or of record), including in each case through the Transfer of any Person or any interest in any Person, (b) in respect of any Securities of the Company or Scorpion Opco or interest in any Securities of the Company or Scorpion Opco, to enter into any swap or any other agreement, transaction or series of transactions that transfers to another, in whole or in part, any of the economic consequences of ownership of any such Securities, whether any such transaction is to be settled by delivery of any such Securities, in cash or otherwise or (c) public announcement of any intention to effect any transaction specified in clause (a) or (b).

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ARTICLE II

AGREEMENT TO RETAIN SECURITIES

2.1 Transfer and Encumbrance of Securities.

(a) From the date of this Agreement until the Termination Date (the “Lock-Up Period”), subject to the exceptions expressly set forth herein, each Holder shall not, with respect to any Securities Beneficially Owned by such Holder, Transfer any such Securities. During the Lock-Up Period, each Holder shall not, with respect to any Securities Beneficially Owned by such Holder (A) deposit any such Securities into a voting trust or enter into a voting agreement or arrangement with respect to such Securities or grant any proxy or power of attorney with respect thereto or (B) take any action that would make any representation or warranty of such Holder contained herein untrue or incorrect or have the effect of preventing or disabling such Holder from performing its obligations under this Agreement.

(b) The restrictions set forth in the first sentence of Section 2.1(a), shall not apply to:

(i) in the case of an entity, Transfers to a stockholder, partner, member or affiliate of such entity;

(ii) in the case of an individual, Transfers by gift to members of the individual’s immediate family (as defined below) or to a trust, the beneficiary of which is a member of one of the individual’s immediate family, an affiliate of such person or to a charitable organization;

(iii) in the case of an individual, Transfers by virtue of laws of descent and distribution upon death of the individual;

(iv) in the case of an individual, Transfers pursuant to a qualified domestic relations order;

(v) in the case of an entity, Transfers by virtue of the laws of the state of the entity’s organization and the entity’s organizational documents upon dissolution of the entity; or

(vi) Transfers to the Company associated with (A) net withholding to satisfy tax withholding obligations or (B) net exercise to satisfy exercise price obligations, in each case, for equity-based awards pursuant to the Company’s equity incentive plans or arrangements;

provided, however, that (A) in the case of clauses (i) through (v), these permitted transferees must enter into a written agreement, in substantially the form of this Agreement and reasonably satisfactory to Parent and the Company (it being understood that any references to “immediate family” in the agreement executed by such transferee shall expressly refer only to the immediate family of a Holder and not to the immediate family of the transferee), agreeing to be bound by these Transfer restrictions. For purposes of this paragraph, “immediate family” shall mean a spouse, domestic partner, child, grandchild or other lineal descendant (including by adoption), father, mother, brother or sister of the undersigned; and “affiliate” shall have the meaning set forth in Rule 405 under the Securities Act of 1933; provided, for the avoidance of doubt, any member of the Holder shall be deemed an “affiliate” of such Holder; and provided, further, that an “affiliate” of the Holder shall include any investment fund, vehicle or holding company under common management or control with such Holder or an affiliate thereof serves as the general partner, managing member or discretionary manager or advisor.

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2.2 Additional Purchases; Adjustments. Each Holder agrees that any shares of Company Common Stock or Opco LP Units and any other shares of capital stock or other equity securities of the Company or Scorpion Opco that it purchases or otherwise acquires or with respect to which such Holder otherwise acquires voting power after the execution of this Agreement and prior to the expiration of the Lock-Up Period shall be subject to the terms and conditions of this Agreement to the same extent as if such shares of capital stock or other equity securities constituted Securities as of the date hereof. In the event of any stock split, stock dividend, merger, reorganization, recapitalization, reclassification, combination, exchange of shares or the like of the capital stock of the Company affecting the Securities, the terms of this Agreement shall apply to the resulting securities.

2.3 Unpermitted Transfers; Involuntary Transfers. Any Transfer or attempted Transfer of any Securities in violation of this Article II shall, to the fullest extent permitted by Law, be null and void ab initio. In furtherance of the foregoing, each Holder hereby authorizes and instructs the Company to instruct its transfer agent to enter a stop transfer order with respect to all of the Securities. If any involuntary Transfer of any of a Holder’s Securities shall occur, the transferee (which term, as used herein, shall include any and all transferees and subsequent transferees of the initial transferee) shall take and hold such Securities subject to all of the restrictions, liabilities and rights under this Agreement, which shall continue in full force and effect until valid termination of this Agreement.

ARTICLE III

AGREEMENT TO VOTE

3.1 Agreement to Vote. For the duration of the Lock-Up Period, each Holder irrevocably and unconditionally agrees that, at any meeting of the stockholders of the Company (whether annual or special and whether or not an adjourned or postponed meeting, however called), including, without limitation, the Company Stockholders Meeting, or in connection with any written consent of the stockholders of the Company or unitholders of Scorpion Opco, such Holder shall:

(a) appear at such meeting or otherwise cause the applicable Securities to be counted as present thereat for purpose of establishing a quorum;

(b) vote (or execute and return an action by written consent), or cause to be voted at such meeting in person or by proxy (or validly execute and return and cause such consent to be granted with respect to), all of the Holder’s applicable Securities owned as of the record date for such meeting (or the date that any written consent is executed by the Holder) in favor of (i) adoption of the Merger Agreement; (ii) the approval of the Scorpion Pubco Merger and the other Transactions; (iii) any amendment and/or restatement of the Organizational Documents of the Company or any of its Subsidiaries necessary to effect the consummation of the Transactions as contemplated by the Merger Agreement; and (iv) any other proposals agreed to by Parent and the Company which are necessary and appropriate in connection with the Transactions or to effectuate the intent of the foregoing clauses (i) through (iii); and

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(c) vote (or execute and return an action by written consent), or cause to be voted at such meeting in person or by proxy (or validly execute and return and cause such consent to be granted with respect to), all of the Holder’s applicable Securities against (i) any agreement, transaction or proposal that relates to a Company Competing Proposal or any other transaction, proposal, agreement or action made in opposition to adoption of the Merger Agreement or in competition or inconsistent with the Mergers or matters contemplated by the Merger Agreement; (ii) any action or agreement that would result in a breach of any covenant, representation or warranty or any other obligation or agreement of the Company or any of its Subsidiaries contained in the Merger Agreement or of the Holder contained in this Agreement; (iii) any action or agreement that would reasonably be expected to result in (x) any condition to the consummation of the Mergers set forth in Article VII of the Merger Agreement not being fulfilled or (y) any change to the voting rights of any class of shares of capital stock of Company (including any amendments to the Company’s Organizational Documents); and (iv) any other action that could reasonably be expected to impede, interfere with, delay, discourage, postpone or adversely affect any of the transactions contemplated by the Merger Agreement, including the Mergers, or this Agreement. Any attempt by the Holder to vote, consent or express dissent with respect to (or otherwise to utilize the voting power of), the Holder’s applicable Securities in contravention of this Section 3.1 shall be null and void ab initio. If the Holder is the Beneficial Owner, but not the holder of record, of any Securities, the Holder agrees to take all actions necessary to cause the holder of record and any nominees to vote (or exercise a consent with respect to) all of such Securities in accordance with this Section 3.1.

Notwithstanding anything herein to the contrary in this Agreement, this Section 3.1 shall not require any Holder to be present (in person or by proxy) or vote (or cause to be voted), any of the applicable Securities to amend, modify or waive any provision of the Merger Agreement in a manner that reduces the amount, changes the form of the Scorpion Pubco Merger Consideration or Opco Merger Consideration payable, extends the outside date or otherwise adversely affects such Holder of the Company or Scorpion Opco (in its capacity as such) in any material respect. Notwithstanding anything to the contrary in this Agreement each Holder shall remain free to vote (or execute consents or proxies with respect to) the applicable Securities with respect to any matter other than as set forth in Section 3.1(b) and/or Section 3.1(c) in any manner such Holder deems appropriate, including in connection with the election of directors of the Company. Except as expressly provided for in Section 3.5 herein, the obligations of the Holder specified in this Section 3.1 shall apply whether or not the Mergers or any action described above is recommended by the Company Board.

3.2 Return of Proxy. Each Holder shall execute and deliver (or cause the holders of record to execute and deliver), at least three (3) business days prior to the relevant meeting, any proxy card or voting instructions it receives that is sent to stockholders of the Company soliciting proxies with respect to the matters described in Section 3.1(b) or Section 3.1(c), which shall be voted in the manner described in Section 3.1(b) or Section 3.1(c) (with the Company to be promptly notified (and provided reasonable evidence) of such execution and delivery of such proxy card or voting instructions).

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3.3 Waiver of Certain Actions. Each Holder agrees not to commence or participate in, and to take all actions necessary to opt out of, any class action with respect to, any claim, derivative or otherwise, against Parent, the Company, any of their respective Affiliates or successors or any of their respective directors, managers or officers (a) challenging the validity of, or seeking to enjoin or delay the operation of, any provision of this Agreement or the Merger Agreement (including any claim seeking to enjoin or delay the closing of the Mergers) or (b) alleging a breach of any duty of the Company Board in connection with the Merger Agreement, this Agreement or the transactions contemplated thereby or hereby.

3.4 No Short Sales. Each Holder agrees that, from the date of this Agreement to and including the termination of this Agreement, none of such Holder nor any person or entity acting on behalf of such Holder or pursuant to any understanding with such Holder will engage in any Short Sales with respect to securities of Parent or the Company. For the purposes hereof, “Short Sales” shall mean all “short sales” as defined in Rule 200 promulgated under Regulation SHO under the Exchange Act, and all short positions effected through any direct or indirect stock pledges (other than pledges in the ordinary course of business as part of prime brokerage arrangements), forward sale contracts, options, puts, calls, swaps and similar arrangements (including on a total return basis), short or other short transactions through non-U.S. broker dealers or foreign regulated brokers.

3.5 Company Change of Recommendation. Notwithstanding anything to the contrary herein, if at any time during the Lock-Up Period, there occurs a Company Change of Recommendation in compliance with the terms of the Merger Agreement (other than in response to a Company Superior Proposal or Parent Majority Stockholder Change of Control), then the voting obligations for each Holder set forth in Section 3.1 with respect to shares of Company Common Stock at any meeting or action by written consent of the stockholders of the Company during the time the Company Change of Recommendation is in effect shall only apply to shares of Company Common Stock held by such Holder having voting power equal to the product of (x) 35% and (y) the quotient of (i) the aggregate voting power of all shares of Company Common Stock held by such Holder as of the record date for such meeting or action by written consent and (ii) the aggregate voting power of all shares of Company Common Stock held by all Holders and all Other Holders as of the record date for such meeting or action by written consent.

ARTICLE IV

ADDITIONAL AGREEMENTS

4.1 Further Assurances. Each Holder agrees that until the Termination Date, such Holder shall and shall cause its Subsidiaries to take no action that would reasonably be likely to adversely affect or delay the ability to perform its respective covenants and agreements under this Agreement.

4.2 Fiduciary Duties. Each Holder is entering into this Agreement solely in its capacity as the record or Beneficial Owner of the Securities and nothing herein is intended to or shall limit or affect any actions taken by any of such Holder’s designees serving in his or her capacity as a director of the Company (or a Subsidiary of the Company). The taking of any actions (or failures to act) by each Holder’s designees serving as a director of the Company (in such capacity as a director) shall not be deemed to constitute a breach of this Agreement.

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4.3 Waiver of Appraisal Rights. Each Holder irrevocably and unconditionally waives any appraisal or dissenter’s rights that it may have in connection with the Scorpion Pubco Merger, including the treatment of Company Class C Common Stock therein.

4.4 Certain Tax Matters. Parent and the Company hereby agree that with respect to any audit, examination, contest, litigation or other Proceeding relating to Pre-Closing Flow-Through Tax Returns of Scorpion Opco that would otherwise be controlled by New Parent or any Subsidiary of New Parent after the Closing, the Legacy Unitholders, or a designated representative thereof, shall have the right to control, contest, resolve and defend against any such Proceeding; provided that (a) the Legacy Unitholders (or their representative) shall keep New Parent reasonably informed regarding the progress of such Proceeding, (b) New Parent shall be entitled to participate in such Proceeding at New Parent’s own expense, and (c)the Legacy Unitholders (or their representative) shall not resolve or settle any such Proceeding without the consent of New Parent if such resolution or settlement could reasonably be expected to increase Taxes of New Parent in any post-closing Tax period.

ARTICLE V

REPRESENTATIONS AND WARRANTIES OF HOLDER

5.1 Representations and Warranties. Each Holder, severally and not jointly, hereby represents and warrants as follows:

(a) Ownership. The Holder has, with respect to the Securities, and at all times during the term of this Agreement will continue to have, Beneficial Ownership of, good and valid title to and full and exclusive power to vote, issue instructions with respect to the matters set forth in Article III, agree to all of the matters set forth in this Agreement and to Transfer the Securities. The Securities constitute all of the shares of Company Common Stock and Opco LP Units and other any other equity securities of the Company or Scorpion Opco owned of record or beneficially by the Holder as of the date hereof. Other than this Agreement and except as set forth in the Organizational Documents of Scorpion Opco, (i) there are no agreements or arrangements of any kind, contingent or otherwise, to which the Holder is a party obligating the Holder to Transfer or cause to be Transferred to any person any of the Securities and (ii) no Person has any contractual or other right or obligation to purchase or otherwise acquire any of the Securities.

(b) Organization; Authority. The Holder is duly organized, validly existing and in good standing under the Laws of its jurisdiction of formation. The Holder has full power and authority and is duly authorized to make, enter into and carry out the terms of this Agreement and to perform its obligations hereunder. This Agreement has been duly and validly executed and delivered by the Holder and (assuming due authorization, execution and delivery by the Company and Parent) constitutes a valid and binding agreement of the Holder, enforceable against the Holder in accordance with its terms (except in all cases as such enforceability may be limited by Creditors’ Rights), and no other action is necessary to authorize the execution and delivery by the Holder or the performance of the Holder’s obligations hereunder.

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(c) No Violation. The execution, delivery and performance by the Holder of this Agreement will not (i) violate any provision of any Law applicable to the Holder; (ii) violate any order, judgment or decree applicable to the Holder or any of its affiliates; or (iii) conflict with, or result in a breach or default under, any agreement or instrument to which the Holder or any of its affiliates is a party or any term or condition of its certificate of formation, limited liability company agreement or comparable Organizational Documents, as applicable, except where such conflict, breach or default would not reasonably be expected to, individually or in the aggregate, have an adverse effect on the Holder’s ability to satisfy its obligations hereunder.

(d) Consents and Approvals. The execution and delivery by the Holder of this Agreement does not, and the performance of the Holder’s obligations hereunder do not, require the Holder or any of its affiliates to obtain any consent, approval, authorization or permit of, or to make any filing with or notification to, any person or Governmental Entity, except such filings and authorizations as may be required under the Exchange Act.

(e) Absence of Litigation. To the knowledge of the Holder, as of the date hereof, there is no Proceeding pending against, or threatened in writing against, the Holder that would prevent the performance by the Holder of its obligations under this Agreement or to consummate the transactions contemplated hereby or by the Merger Agreement, including the Mergers, on a timely basis.

(f) Absence of Other Voting Agreements. None of the Securities is subject to any voting trust, proxy or other agreement, arrangement or restriction with respect to voting, in each case, that is inconsistent with this Agreement, except as contemplated by this Agreement. None of the Securities is subject to any pledge agreement pursuant to which the Holder does not retain sole and exclusive voting rights with respect to the Securities subject to such pledge agreement at least until the occurrence of an event of default under the related debt instrument.

ARTICLE VI

MISCELLANEOUS

6.1 No Ownership Interest. Nothing contained in this Agreement shall be deemed to vest in Parent or the Company any direct or indirect ownership or incidence of ownership of or with respect to the Securities. All rights, ownership and economic benefits of and relating to the Securities shall remain vested in and belong to each Holder, as applicable, and Parent and the Company shall not have any authority to manage, direct, restrict, regulate, govern or administer any of the policies or operations of the Holder or exercise any power or authority to direct any Holder in the voting or disposition of any Securities, except as otherwise expressly provided herein.

6.2 Disclosure. Each Holder consents to and authorizes the publication and disclosure by the Company and Parent of such Holder’s identity and holding of Securities, and the terms of this Agreement (including, for avoidance of doubt, the disclosure of this Agreement), in any press release, the Registration Statement, including the Joint Information Statement/Proxy Statement/Prospectus, as applicable, and any other disclosure document required in connection with the Merger Agreement, the Mergers and the transactions contemplated by the Merger Agreement.

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6.3 Termination. This Agreement shall terminate at the earliest of (i) the date the Merger Agreement is validly terminated in accordance with its terms, (ii) the Opco Merger Effective Time, (iii) an amendment to the Merger Agreement without the prior written consent of each Holder that (A) reduces the consideration payable in the Scorpion Pubco Merger or the Opco Merger, on a per share of Company Common Stock or per Opco LP Unit basis, or (B) changes the form of consideration payable in the Scorpion Pubco Merger or the Opco Merger to the holders of Company Common Stock or Opco LP Units, or (C) extends the outside date under the Merger Agreement (except if such extension is explicitly provided for in, and effected pursuant to, the Merger Agreement), (iv) both the Company Stockholder Approval and the Scorpion Opco Written Consent are obtained, (v) mutual consent of the parties hereto, and (vi) the occurrence of a Company Change of Recommendation in compliance with the terms of the Merger Agreement that relates to a Company Superior Proposal or Parent Majority Stockholder Change of Control (such date, the “Termination Date”). Neither the provisions of this Section 6.3 nor the termination of this Agreement shall relieve (x) any party hereto from any liability of such party to any other party incurred prior to such termination or (y) any party hereto from any liability to any other party arising out of or in connection with a breach of this Agreement. Nothing in the Merger Agreement shall relieve a Holder from any liability arising out of or in connection with a breach of this Agreement. Notwithstanding anything to the contrary in this Agreement, in the event that the Closing occurs, Section 4.4 shall survive.

6.4 Amendment. This Agreement may not be amended, modified or supplemented in any manner, whether by course of conduct or otherwise, except by an instrument in writing specifically designated as an amendment hereto, signed on behalf of each of each Holder, Parent and the Company.

6.5 Non-Solicitation. For the duration of the Lock-Up Period, each Holder, solely in its capacity as a stockholder of the Company, will not, and will not permit an entity under its control (as defined in the Merger Agreement) (excluding the Company and its Subsidiaries) to, take any action that the Company is prohibited from taking pursuant to Section 6.3(b)(1)(i)-(iv) of the Merger Agreement; provided, however, the foregoing restriction shall not apply to any actions that the Company (or its board of directors) is expressly permitted to take in accordance with the provisions of Section 6.3 of the Merger Agreement. Nothing contained in this Section 6.5 shall prevent any Person Affiliated with such Holder who is a director of the Company or designated by such Holder as a director of the Company from taking actions in his or her capacity as a director of the Company so long as such actions are not prohibited under Section 6.3 of the Merger Agreement.

6.6 Extension; Waiver. At any time prior to the expiration of the termination of this Agreement in accordance with Section 6.3, the parties may, to the extent legally allowed:

(a) extend the time for the performance of any of the obligations or acts of the other party hereunder;

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(b) waive any inaccuracies in the representations and warranties of the other party contained herein or in any document delivered pursuant hereto; or

(c) waive compliance with any of the agreements or conditions of the other party contained herein;

provided, that, in each case, such waiver or extension is made in writing and signed by the party (or parties) against whom the waiver or extension is to be effective.

Notwithstanding the foregoing, no failure or delay by the Company or Parent in exercising any right hereunder shall operate as a waiver thereof nor shall any single or partial exercise thereof preclude any other or further exercise of any other right hereunder. No agreement on the part of a party to any such extension or waiver shall be valid unless set forth in an instrument in writing signed on behalf of such party.

6.7 Expenses. All fees and expenses incurred in connection with this Agreement and the transactions contemplated hereby shall be paid by the party incurring such fees or expenses, whether or not the Mergers are consummated.

6.8 Notices. All notices, requests and other communications to any party under, or otherwise in connection with, this Agreement shall be in writing and shall be deemed to have been duly given (a) if delivered in person; (b) if transmitted by electronic mail (“email”) (but only if confirmation of receipt of such email is requested and received; provided, that each notice party shall use reasonable best efforts to confirm receipt of any such email correspondence promptly upon receipt of such request); or (c) if transmitted by national overnight courier, in each case as addressed as follows:

(i) if to a Holder, to:

Source Energy Leasehold, LP 3333 Welborn St, STE 400
Dallas, TX 75219-5155
Attention:	Allen Li
Jordan Mikes
Email:	ali@oaktreecapital.com
jmikes@oaktreecapital.com

and

Permian Mineral Acquisitions, LP 3333 Welborn St, STE 400
Dallas, TX 75219-5155
Attention:	Allen Li
Jordan Mikes
Email:	ali@oaktreecapital.com
jmikes@oaktreecapital.com

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(ii) if to Parent, to:

Viper Energy, Inc. 500 West Texas Ave., Suite 100
Midland, TX 79702
Attention:	Kaes Van’t Hof, Chief Executive Officer
Matt Zmigrosky, Executive Vice President, General Counsel and Secretary
Email:	KVantHof@DiamondbackEnergy.com
MZmigrosky@DiamondbackEnergy.com

with a required copy to (which copy shall not constitute notice):

Wachtell, Lipton, Rosen & Katz 51 West 52nd Street
New York, NY 10019
Attention:	Zachary S. Podolsky
Email:	ZSPodolsky@wlrk.com

and

(iii) if to the Company, to:

Sitio Royalties Corp. 1401 Lawrence Street, Suite 1705
Denver, Colorado 80202
Attention:	Chris Conoscenti
Brett Riesenfeld
Email:	chris.conoscenti@sitio.com
brett.riesenfeld@sitio.com

with a required copy to (which copy shall not constitute notice):

Vinson & Elkins L.L.P. 845 Texas Avenue, Suite 4700
Houston, Texas 77002
Attention:	Doug E. McWilliams
Benjamin R. Barron
Email:	dmcwilliams@velaw.com
bbarron@velaw.com

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6.9 No Partnership, Agency or Joint Venture. This Agreement is intended to create, and creates, a contractual relationship and is not intended to create, and does not create, any agency, partnership, joint venture, any like relationship between the parties hereto or a presumption that the parties are in any way acting in concert or as a group with respect to the obligations or the transactions contemplated by this Agreement.

6.10 Miscellaneous. The provisions set forth in Sections 9.4 (Rules of Construction), 9.5 (Counterparts), 9.6 (Entire Agreement; Third Party Beneficiaries), 9.7 (Governing Law; Venue; Waiver of Jury Trial), 9.8 (No Remedy in Certain Circumstances), 9.9 (Assignment) and 9.10 (Specific Performance) of the Merger Agreement, as in effect as of the date hereof, are hereby incorporated by reference into, and shall be deemed to apply to, this Agreement, mutatis mutandis.

[Signature Page Follows]

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IN WITNESS WHEREOF, the parties hereto, intending to be legally bound hereby, have executed or caused this Agreement to be executed in counterparts, all as of the day and year first above written.

VIPER ENERGY, INC.

By:	/s/ Kaes Van’t Hof
Name:	Kaes Van’t Hof
Title:	Chief Executive Officer

SITIO ROYALTIES CORP.

By:	/s/ Christopher L. Conoscenti
Name:	Christopher L. Conoscenti
Title:	Chief Executive Officer

[Signature Page to Voting and Support Agreement]

SOURCE ENERGY LEASEHOLD, LP

By:	/s/ Allen Li
Name:	Allen Li
Title:	Authorized Signatory

By:	/s/ Jordan Mikes
Name:	Jordan Mikes
Title:	Authorized Signatory

SOURCE ENERGY PERMIAN II, LLC

By: Oaktree Fund GP, LLC, its Manager

By:	/s/ Allen Li
Name:	Allen Li
Title:	Authorized Signatory

By:	/s/ Jordan Mikes
Name:	Jordan Mikes
Title:	Authorized Signatory

PERMIAN MINERAL ACQUISITIONS, LP

By:	/s/ Allen Li
Name:	Allen Li
Title:	Authorized Signatory

By:	/s/ Jordan Mikes
Name:	Jordan Mikes
Title:	Authorized Signatory

[Signature Page to Voting and Support Agreement]

SIERRA ENERGY ROYALTIES, LLC

By: Sierra Energy Holdings, LLC, its Managing Member

By: Opps XI PVDC PT, L.P., its Managing Member

By: Oaktree Fund AIF Series (Cayman), L.P. – Series O, its General Partner

By: Oaktree AIF (Cayman) GP Ltd., its General Partner

By: Oaktree Capital Management, L.P., its Director

By:	/s/ Allen Li
Name:	Allen Li
Title:	Authorized Signatory

By:	/s/ Jordan Mikes
Name:	Jordan Mikes
Title:	Authorized Signatory

[Signature Page to Voting and Support Agreement]

Exhibit 10.4

PARENT SUPPORT AGREEMENT

THIS PARENT SUPPORT AGREEMENT, dated as of June 2, 2025 (this “Agreement”), is made by and among Viper Energy, Inc., a Delaware corporation (“Parent”), New Cobra Pubco, Inc., a Delaware corporation (“New Parent”), Diamondback Energy, Inc., a Delaware corporation (“Domingo”), Diamondback E&P LLC, a Delaware limited liability company, and Endeavor Energy Resources, L.P., a Texas limited partnership (collectively, the “Holders”), and Sitio Royalties Corp., a Delaware corporation (the “Company”). Certain terms used herein but not otherwise defined shall have the meaning ascribed to such terms in the Merger Agreement (as defined below).

W I T N E S S E T H:

WHEREAS, Parent, New Parent, Viper Energy Partners LLC, a Delaware limited liability company (“Cobra Opco”), Sitio Royalties Operating Partnership, LP, a Delaware limited partnership (“Scorpion Opco”), Cobra Merger Sub, Inc., a Delaware corporation and wholly owned subsidiary of New Parent (“Cobra Merger Sub”), Scorpion Merger Sub, Inc., a Delaware corporation and wholly owned subsidiary of New Parent (“Scorpion Merger Sub”), and the Company have entered into an Agreement and Plan of Merger dated as of June 2, 2025 (as the same may be amended or supplemented from time to time, the “Merger Agreement”), providing for, among other things, (i) the merger of Scorpion Merger Sub with and into the Company (the “Scorpion Pubco Merger”), (ii) the merger of Cobra Merger Sub with and into Parent (the “Cobra Pubco Merger” and, together, with the Scorpion Pubco Merger, the “Pubco Mergers”) and (iii) the merger of Scorpion Opco with and into Cobra Opco (the “Opco Merger” and, together with the Pubco Mergers, the “Mergers”);

WHEREAS, Section 8.1 of Parent’s Certificate of Incorporation (the “Parent Charter”) provides that the Parent Stockholders may act in lieu of a duly called meeting; provided that the Board of Directors of Parent (the “Parent Board”) approves in advance the taking of such action by means of written consent of the stockholders;

WHEREAS, the Parent Board, at a meeting duly called and held by unanimous vote, has (i) determined that the Merger Agreement and the transactions contemplated thereby, including the Cobra Pubco Merger, are fair to, and in the best interests of, the Parent Stockholders, (ii) approved, adopted and declared advisable the Merger Agreement and the transactions contemplated thereby, including the Cobra Pubco Merger, (iii) resolved to recommend that the Parent Stockholders approve and adopt the Merger Agreement and the transactions contemplated hereby, including the Cobra Pubco Merger, and (iv) authorized action by written consent of the Parent Stockholders on the foregoing matters;

WHEREAS, the Holders are, collectively, the Beneficial Owners (as defined below) of no shares of Parent Class A Common Stock, 155,058,093 shares of Parent Class B Common Stock and 155,058,093 Cobra Opco Units (collectively, the “Securities”);

WHEREAS, concurrently with the execution and delivery of the Merger Agreement, and as a condition and an inducement to Parent and the Company entering into the Merger Agreement, the Holders are entering into this Agreement; and

WHEREAS, Parent and the Company desire that the Holders agree, and the Holders are willing to agree, subject to the limitations herein, to the terms and conditions contained herein so as to facilitate consummation of the Mergers and the other transactions contemplated by the Merger Agreement.

NOW, THEREFORE, in consideration of the mutual covenants, representations, warranties and agreements contained herein, and intending to be legally bound hereby, the parties hereto agree as follows:

ARTICLE I

GENERAL

1.1 Definitions. Capitalized terms used but not defined herein shall have the meanings set forth in the Merger Agreement, and, as used in this Agreement, the following terms shall have the following meanings:

“Beneficially Own” or “Beneficial Ownership” has the meaning assigned to such term in Rule 13d-3 under the Exchange Act, and a Person’s beneficial ownership of securities shall be calculated in accordance with the provisions of such Rule (in each case, irrespective of whether or not such Rule is actually applicable in such circumstance). For the avoidance of doubt, Beneficially Own and Beneficial Ownership shall also include record ownership of securities.

“Beneficial Owners” shall mean Persons who Beneficially Own the referenced securities.

“Transfer” means (a) any direct or indirect offer, sale, lease, assignment, encumbrance, loan, pledge, grant of a security interest, hypothecation, disposition or other similar transfer (by operation of law or otherwise), either voluntary or involuntary, or entry into any contract, option or other arrangement or understanding with respect to any offer, sale, lease, assignment, encumbrance, loan, pledge, hypothecation, disposition or other transfer (by operation of law or otherwise), of any Securities owned by Holders (whether beneficially or of record), including in each case through the Transfer of any Person or any interest in any Person (excluding, for the avoidance of doubt, any transfers of any publicly traded securities in Domingo), (b) in respect of any Securities of the Company or Scorpion Opco or interest in any Securities of the Company or Scorpion Opco, to enter into any swap or any other agreement, transaction or series of transactions that transfers to another, in whole or in part, any of the economic consequences of ownership of any such Securities, whether any such transaction is to be settled by delivery of any such Securities, in cash or otherwise or (c) public announcement of any intention to effect any transaction specified in clause (a) or (b).

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ARTICLE II

AGREEMENT TO RETAIN SECURITIES

2.1 Transfer and Encumbrance of Securities.

(a) Subject to the other clauses of this Section 2.1, from the date of this Agreement until the date that is ninety (90) days following the Closing Date (the “Restricted Period”), the Holders shall not Transfer any Securities.

(b) From and after the Closing, the Holders shall be permitted to collectively Transfer an amount of Securities equal to 15,505,809 (the “Permitted Transfer Cap”).

(c) The restrictions set forth in this Article II shall not apply to, and the following shall not count toward the Permitted Transfer Cap (but only so long as such Transfer complies with the proviso at the end of this clause (c)):

(i) Transfers to an Affiliate of a Holder so long as such Affiliate is treated as either (A) an entity disregarded as separate from such Holder (or such Holder’s regarded tax owner) for U.S. federal income tax purposes or (B) a member of the affiliated group (as defined in Section 1504(a) of the Code) electing to file consolidated federal income tax returns of which Domingo is the common parent;

(ii) Transfers by virtue of the laws of the states of the Holders’ organization and the Holders’ respective Organizational Documents upon dissolution of any Holder;

(iii) the conversion or exchange of the Securities at the Pubco Merger Effective Time in accordance with the Merger Agreement; and

(iv) prior to the Closing, the exchange of shares of Parent Class B Common Stock, together with an equal number of Cobra Opco Units, for shares of Parent Class A Common Stock and, from and after the Closing, the exchange of shares of New Parent Class B Common Stock, together with an equal number of Cobra Opco Units, for shares of New Parent Class A Common Stock.

provided, however, that in the case of clauses (i)-(iv), the permitted transferees, if any, must enter into a written agreement, in substantially the form of this Agreement and reasonably satisfactory to (x) prior to the Closing, the Company and (y) following the Closing, the Independent Directors, agreeing to be bound by the provisions of this Agreement, including this Section 2.1.

(d) In the event that, from and after the Closing, any Holder delivers to the New Parent Board a written opinion, in form and substance reasonably acceptable to the Independent Directors, from a nationally recognized law firm to the effect that, on the basis of the facts, representations and assumptions set forth or referred to in such opinion, that a Transfer of Securities by the Holders should not cause the transfers of Parent Common Stock and Company Class A Common Stock to New Parent in exchange for the applicable New Parent Common Stock pursuant to the Pubco Mergers, taken together, to fail to constitute a transaction described in Section 351 of the Code, the Holders shall be permitted to Transfer such Securities and the restrictions set forth in this Article II shall not apply to any such Transfer.

(e) For purposes of this Agreement, “Securities” shall include (i) any shares of Parent Class A Common Stock resulting from an exchange, however effected, of shares of Parent Class B Common Stock and/or corresponding Cobra Opco Units for shares of Parent Class A Common Stock and (ii) from and after the Closing, the Securities into which the Parent Common Stock is converted under the Merger Agreement and any shares of New Parent Class A Common Stock resulting from an exchange, however effected, of shares of New Parent Class B Common Stock and/or corresponding Cobra Opco Units for shares of New Parent Class A Common Stock.

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2.2 Additional Purchases; Adjustments. Each Holder agrees that any shares of Parent Common Stock or Cobra Opco Units (or, from and after Closing, New Parent Common Stock) and any other shares of capital stock or other equity securities of Parent or Cobra Opco (or, from and after Closing, New Parent) that it purchases or otherwise acquires after the execution of this Agreement and prior to the expiration of the Restricted Period shall be subject to the terms and conditions of this Agreement to the same extent as if such shares of capital stock or other equity securities constituted Securities as of the date hereof. In the event of any stock split, stock dividend, merger, reorganization, recapitalization, reclassification, combination, exchange of shares or the like of the capital stock of Parent (or, from and after Closing, New Parent) affecting the Securities, the terms of this Agreement shall apply to the resulting securities.

2.3 Unpermitted Transfers; Involuntary Transfers. Any Transfer or attempted Transfer of any Securities in violation of this Article II shall, to the fullest extent permitted by Law, be null and void ab initio. In furtherance of the foregoing, each Holder hereby authorizes and instructs Parent (and, from and after the Closing, New Parent) to instruct, and Parent (and from and after the Closing, New Parent) shall so instruct its transfer agent to enter a stop transfer order with respect to all of the Securities to comply with the terms of Section 2.1, subject to the exceptions set forth therein. If any involuntary Transfer of any of the Holders’ Securities shall occur, the transferee (which term, as used herein, shall include any and all transferees and subsequent transferees of the initial transferee) shall take and hold such Securities subject to all of the restrictions, liabilities and rights under this Agreement, which shall continue in full force and effect until valid termination of this Agreement.

2.4 Parent Enforcement Post-Closing. From and after the Closing, the rights of Parent and New Parent under this Agreement shall be entitled to be enforced by the directors on the New Parent Board who are not also directors, officers or employees of the Holders or any of their Affiliates (the “Independent Directors”).

ARTICLE III

ADDITIONAL COVENANTS

3.1 HSR Act. The Holders shall comply with Section 6.8 of the Merger Agreement as if such Holders were “Parent” thereunder, subject to the terms, conditions and limitations set forth therein applied mutatis mutandis to the Holders.

3.2 Takeover Laws. If any Takeover Law may become, or may purport to be, applicable to the Mergers or any other transactions contemplated by the Merger Agreement, each Holder and its Affiliates shall grant such approvals and take such actions as are reasonably necessary so that the transactions contemplated by the Merger Agreement may be consummated as promptly as practicable on the terms contemplated thereby and otherwise act to eliminate or minimize the effects of such statute or regulation on the transactions contemplated thereby.

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3.3 Tax-Related Matters. Each Holder shall cooperate with the Parties and their respective Tax advisors and use its reasonable best efforts (a) in order for each of the Closing Tax Opinions to be issued and (b) in connection with the issuance to New Parent, Parent, Cobra Opco, the Company or Scorpion Opco of any Tax opinion or advice by its counsel or other Tax advisors relating to the Tax consequences of the Transactions, including any such opinion to be filed in connection with the Registration Statement or the Joint Information Statement/Proxy Statement/Prospectus. In connection with the Closing Tax Opinions and any other Tax opinion to be issued to any of the Parties related to the Tax consequences of the Transactions, if requested, each Holder shall deliver to Company Counsel, Parent Counsel or such other counsel, as may be applicable, one or more duly authorized and executed officer’s certificates, dated as of the Closing Date (and, if requested, dated as of such additional dates as may be necessary in connection with the preparation, filing and delivery of the Registration Statement or the Joint Information Statement/Proxy Statement/Prospectus or such other dates as may be applicable), containing such representations, warranties and covenants reasonably requested by the relevant counsel to enable it to render its opinion, including a representation consistent with the representation in Section 5.1(f). In addition, each Holder shall provide such other information as reasonably requested by the relevant counsel for purposes of rendering its opinion.

ARTICLE IV

ADDITIONAL AGREEMENTS

4.1 Waiver of Certain Actions. Each Holder agrees not to commence or participate in, and to take all actions necessary to opt out of, any class action with respect to, any claim, derivative or otherwise, against New Parent, Parent, the Company, any of their respective Affiliates or successors or any of their respective directors, managers or officers (a) challenging the validity of, or seeking to enjoin or delay the operation of, any provision of this Agreement or the Merger Agreement (including any claim seeking to enjoin or delay the closing of the Mergers) or (b) alleging a breach of any duty of the Parent Board (or the board of directors of any subsidiaries of Parent) in connection with the Merger Agreement, this Agreement or the transactions contemplated thereby or hereby.

4.2 No Short Sales. Each Holder agrees that, during the Restricted Period, no Holder nor any person or entity acting on behalf of any Holder or pursuant to any understanding with each Holder will engage in any Short Sales with respect to securities of Parent or the Company (or, from and after the Closing, New Parent). For the purposes hereof, “Short Sales” shall mean all “short sales” as defined in Rule 200 promulgated under Regulation SHO under the Securities Exchange Act of 1934, as amended, and all short positions effected through any direct or indirect stock pledges (other than pledges in the ordinary course of business as part of prime brokerage arrangements), forward sale contracts, options, puts, calls, swaps and similar arrangements (including on a total return basis), short or other short transactions through non-U.S. broker dealers or foreign regulated brokers.

4.3 Fiduciary Duties. Each Holder is entering into this Agreement solely in its capacity as the record or Beneficial Owner of the Securities and nothing herein is intended to or shall limit or affect any actions taken by any of its designees serving in his or her capacity as a director or officer of Parent or New Parent (or any Subsidiary of Parent or New Parent). The taking of any actions (or failures to act) by any such Holder’s designees serving as a director or officer of Parent or New Parent (or any Subsidiary of Parent or New Parent) (in such capacity as a director or officer) shall not be deemed to constitute a breach of this Agreement.

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4.4 Waiver of Appraisal Rights. Each Holder irrevocably and unconditionally waives any appraisal or dissenter’s rights that it may have in connection with the Cobra Pubco Merger and the Opco Merger.

ARTICLE V

REPRESENTATIONS AND WARRANTIES OF HOLDERS

5.1 Representations and Warranties. The Holders, jointly and severally, hereby represent and warrant as follows:

(a) Ownership. Each Holder has, with respect to the Securities, and at all times during the term of this Agreement will continue to have, Beneficial Ownership of, good and valid title to the Securities, except for transfers of the Securities permitted by Article II. As of the date hereof, the Securities constitute all of the shares of Parent Common Stock and Cobra Opco Units and any other equity securities of Parent and Cobra Opco owned of record or beneficially by each Holder. As of the date hereof, other than this Agreement, the Organizational Documents of Cobra Opco and any exchange agreement with Cobra Opco to which any Holder is a party, (i) there are no agreements or arrangements of any kind, contingent or otherwise, to which any Holder is a party obligating it to Transfer or cause to be Transferred to any person any of the Securities and (ii) no Person has any contractual or other right or obligation to purchase or otherwise acquire any of the Securities.

(b) Organization; Authority. Each Holder is duly organized, validly existing and in good standing under the Laws of its jurisdiction of formation. Each Holder has full power and authority and is duly authorized to make, enter into and carry out the terms of this Agreement and to perform its obligations hereunder. This Agreement has been duly and validly executed and delivered by each Holder and (assuming due authorization, execution and delivery by the Company, Parent and New Parent) constitutes a valid and binding agreement of each Holder, enforceable against it in accordance with its terms (except in all cases as such enforceability may be limited by Creditors’ Rights), and no other action is necessary to authorize the execution and delivery by each Holder or the performance of its obligations hereunder.

(c) No Violation. The execution, delivery and performance by each Holder of this Agreement will not (i) violate any provision of any Law applicable to such Holder; (ii) violate any order, judgment or decree applicable to such Holder or any of its Affiliates; or (iii) conflict with, or result in a breach or default under, any agreement or instrument to which such Holder or any of its Affiliates is a party or any term or condition of its certificate of formation, limited liability company agreement or comparable Organizational Documents, as applicable, except where such conflict, breach or default would not reasonably be expected to, individually or in the aggregate, have an adverse effect on such Holder’s ability to satisfy its obligations hereunder.

(d) Consents and Approvals. The execution and delivery by each Holder of this Agreement does not, and the performance of each Holder’s obligations hereunder do not, require such Holder or any of its Affiliates to obtain any consent, approval, authorization or permit of, or to make any filing with or notification to, any person or Governmental Entity, except such filings and authorizations as may be required under the Exchange Act.

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(e) Absence of Litigation. To the knowledge of each Holder, as of the date hereof, there is no Proceeding pending against, or threatened in writing against, such Holder that would prevent the performance by such Holder of its obligations under this Agreement or to consummate the transactions contemplated hereby or by the Merger Agreement, including the Mergers, on a timely basis.

(f) Tax-Related Matters. No Holder (i) is a party to any agreement, arrangement, or understanding to sell, exchange or otherwise dispose of any Securities or (ii) has any present plan or intention to sell, exchange, or otherwise dispose of any Securities.

ARTICLE VI

MISCELLANEOUS

6.1 No Ownership Interest. Nothing contained in this Agreement shall be deemed to vest in Parent, New Parent or the Company any direct or indirect ownership or incidence of ownership of or with respect to the Securities. All rights, ownership and economic benefits of and relating to the Securities shall remain vested in and belong to the Holders, as applicable, and Parent, New Parent and the Company shall not have any authority to manage, direct, restrict, regulate, govern or administer any of the policies or operations of the Holders or exercise any power or authority to direct the Holders in the voting or disposition of any Securities, except as otherwise expressly provided herein.

6.2 Disclosure. The Holders consent to and authorize the publication and disclosure by the Company, Parent and New Parent of the Holders’ identities and holdings of Securities, and the terms of this Agreement (including, for avoidance of doubt, the disclosure of this Agreement), in any press release, the Registration Statement, including the Joint Information Statement/Proxy Statement/Prospectus, as applicable, and any other disclosure document required in connection with the Merger Agreement, the Mergers and the transactions contemplated by the Merger Agreement.

6.3 Termination. This Agreement shall terminate at the earliest of (i) the date the Merger Agreement is validly terminated in accordance with its terms (if prior to the Closing), (ii) the expiration of the Restricted Period and (iii) mutual consent of the parties hereto (if prior to the Closing) (such date, the “Termination Date”). Neither the provisions of this Section 6.2 nor the termination of this Agreement shall relieve (x) any party hereto from any liability of such party to any other party incurred prior to such termination or (y) any party hereto from any liability to any other party arising out of or in connection with a breach of this Agreement. Nothing in the Merger Agreement shall relieve the Holders from any liability arising out of or in connection with a breach of this Agreement.

6.4 Amendment. This Agreement may not be amended, modified or supplemented in any manner, whether by course of conduct or otherwise, except by an instrument in writing specifically designated as an amendment hereto, signed on behalf of each of the Holders, Parent, New Parent and the Company.

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6.5 Extension; Waiver. At any time prior to the expiration of the termination of this Agreement in accordance with Section 6.2, the parties may, to the extent legally allowed:

(a) extend the time for the performance of any of the obligations or acts of the other party hereunder;

(b) waive any inaccuracies in the representations and warranties of the other party contained herein or in any document delivered pursuant hereto; or

(c) waive compliance with any of the agreements or conditions of the other party contained herein;

provided, that, in each case, such waiver is made in writing and signed by the party (or parties) against whom the waiver is to be effective.

Notwithstanding the foregoing, no failure or delay by the Company, Parent or New Parent in exercising any right hereunder shall operate as a waiver thereof nor shall any single or partial exercise thereof preclude any other or further exercise of any other right hereunder. No agreement on the part of a party to any such extension or waiver shall be valid unless set forth in an instrument in writing signed on behalf of such party.

6.6 Expenses. All fees and expenses incurred in connection with this Agreement and the transactions contemplated hereby shall be paid by the party incurring such fees or expenses, whether or not the Mergers are consummated.

6.7 Notices. All notices, requests and other communications to any party under, or otherwise in connection with, this Agreement shall be in writing and shall be deemed to have been duly given (a) if delivered in person; (b) if transmitted by electronic mail (“email”) (but only if confirmation of receipt of such email is requested and received; provided, that each notice party shall use reasonable best efforts to confirm receipt of any such email correspondence promptly upon receipt of such request); or (c) if transmitted by national overnight courier, in each case as addressed as follows:

(i) if to the Holders, to:

c/o Diamondback Energy, Inc. 500 West Texas Ave., Suite 1200
Midland, TX 79701

Attention:	Kaes Van’t Hof, Chief Executive Officer
Matt Zmigrosky, Executive Vice President, General Counsel and Secretary
Email:	KVantHof@DiamondbackEnergy.com
MZmigrosky@DiamondbackEnergy.com

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with a required copy to (which copy shall not constitute notice):

Wachtell, Lipton, Rosen & Katz 51 West 52nd Street
New York, NY 10019
Attention:	Zachary S. Podolsky
Email:	ZSPodolsky@wlrk.com

(ii) if to Parent or, following the Closing, the Company, to:

Viper Energy, Inc. 500 West Texas Ave., Suite 100
Midland, TX 79701
Attention:	Kaes Van’t Hof, Chief Executive Officer
Matt Zmigrosky, Executive Vice President, General Counsel and Secretary
Email:	KVantHof@DiamondbackEnergy.com
MZmigrosky@DiamondbackEnergy.com

with a required copy to (which copy shall not constitute notice):

Wachtell , Lipton, Rosen & Katz 51 West 52nd Street
New York, NY 10019
Attention:	Zachary S. Podolsky
Email:	ZSPodolsky@wlrk.com

and

(iii) if to the Company prior to the Closing, to:

Sitio Royalties Corp. 1401 Lawrence Street, Suite 1705
Denver, Colorado 80202
Attention:	Chris Conoscenti
Brett Riesenfeld
Email:	chris.conoscenti@sitio.com
brett.riesenfeld@sitio.com

with a required copy to (which copy shall not constitute notice):

Vinson & Elkins L.L.P. 845 Texas Avenue, Suite 4700
Houston, Texas 77002
Attention:	Douglas E. McWilliams
Benjamin R. Barron
Email:	dmcwilliams@velaw.com
bbarron@velaw.com

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6.8 No Partnership, Agency or Joint Venture. This Agreement is intended to create, and creates, a contractual relationship and is not intended to create, and does not create, any agency, partnership, joint venture, any like relationship between the parties hereto or a presumption that the parties are in any way acting in concert or as a group with respect to the obligations or the transactions contemplated by this Agreement.

6.9 Miscellaneous. The provisions set forth in Sections 9.4 (Rules of Construction), 9.5 (Counterparts), 9.6 (Entire Agreement; Third Party Beneficiaries) (subject to Section 2.3 hereof), 9.7 (Governing Law; Venue; Waiver of Jury Trial), 9.8 (No Remedy in Certain Circumstances), 9.9 (Assignment) and 9.10 (Specific Performance) of the Merger Agreement, as in effect as of the date hereof, are hereby incorporated by reference into, and shall be deemed to apply to, this Agreement, mutatis mutandis.

[Signature Page Follows]

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IN WITNESS WHEREOF, the parties hereto, intending to be legally bound hereby, have executed or caused this Agreement to be executed in counterparts, all as of the day and year first above written.

VIPER ENERGY, INC.

By:	/s/ Kaes Van’t Hof
Name:	Kaes Van’t Hof
Title:	Chief Executive Officer

SITIO ROYALTIES CORP.

By:	/s/ Christopher L. Conoscenti
Name:	Christopher L. Conoscenti
Title:	Chief Executive Officer

NEW COBRA PUBCO, INC.

By:	/s/ Matt Zmigrosky
Name:	Matt Zmigrosky
Title:	Secretary

[Signature Page to Parent Support Agreement]

HOLDERS:

DIAMONDBACK ENERGY, INC.

By:	/s/ Kaes Van’t Hof
Name:	Kaes Van’t Hof
Title:	Chief Executive Officer

DIAMONDBACK E&P LLC

By:	/s/ Kaes Van’t Hof
Name:	Kaes Van’t Hof
Title:	Chief Executive Officer

ENDEAVOR ENERGY RESOURCES, L.P.

By:	/s/ Kaes Van’t Hof
Name:	Kaes Van’t Hof
Title:	Chief Executive Officer

[Signature Page to Parent Support Agreement]